AngloGoldAshanti

2025

Annual Report

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Guide to our 2025 reports

Our reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2025. Our reports aim to address the information requirements of investors and other interested stakeholders, and should be read in conjunction with each other.

Our suite of reports includes the following:

- **Annual Report on Form 20-F for the financial year ended 31 December 2025 (20-F)**, our primary report, which is produced in accordance with the reporting requirements of and filed with the US Securities and Exchange Commission (SEC)
- **Annual Report**, which is produced in compliance with the UK Companies Act 2006 and has the following components:
  - Strategic Report
  - Governance (includes the Directors' report)
  - Annual Financial Statements (AFS)
- **Notice of Meeting 2026**
- **Sustainability Report,** which addresses a broad range of stakeholders and is aligned with sustainability disclosure standards and reporting commitments of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Standard, and reporting obligations under the International Council on Mining and Metals (ICMM) and the World Gold Council's Responsible Gold Mining Principles, among others
- **Mineral Resource and Mineral Reserve Report**, which is aligned with the SEC's mining property disclosure requirements
- **Operational Profiles**
- **Modern Slavery Statement,** which is to publish later in the year
- **Human Rights Report,** which publishes at least every three years

To access our 2025 reports, scan the QR code below or visit: *reports.anglogoldashanti.com*


2025
Suite of Reports

Notes:

- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- Metric tonnes (t) are used throughout, and all ounces (oz) are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes; kt to thousands of tonnes, and koz refers to thousands of ounces
- Rounding of numbers may result in computational discrepancies
- The term "managed operations" refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term "non-managed joint ventures" (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis
- Non-IFRS financial measures, also termed Alternative Performance Measures (APMs), are identified throughout this report by APM. For information on these *APMs*, see pages 237–256
- Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports
- To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow^APM, which is an APM. Pursuant to its revised definition, free cash flow^APM is calculated as operating cash flow less capital expenditure. Operating cash flow^APM is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions to non-controlling interests, i.e., distributions to non-controlling interests in Sukari (50%), Siguiri (15%) and Cerro Vanguardia (7.5%). Free cash flow^APM figures for prior periods have been adjusted to reflect this change in reporting
- All 2024 numbers include Centamin plc from the date of acquisition (22 November 2024) to year end, unless specified otherwise
- The 20-F is available under the Company's profile on EDGAR at *www.sec.gov*
- All financial periods up to and including 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce^APM, all-in sustaining costs ^APM per ounce, total cash costs ^APM per ounce and productivity metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by *blue font*.

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investors@anglogoldashanti.com*

Contents


AngloGold Ashanti plc (AngloGold Ashanti) is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in 10 countries, across four continents.
Tropicana, Australia

About AngloGold Ashanti

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti is incorporated in England and Wales.

At year end, our diverse portfolio included:

- 10 operations in Argentina, Australia, Brazil, the Democratic Republic of the Congo (DRC), Egypt, Ghana, Guinea and Tanzania
- Greenfield projects in Colombia and the United States
- Greenfield exploration in Australia, Brazil, Egypt, Tanzania and the United States

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals when we can leverage our existing assets, shareholdings, skills and experience.

AngloGold Ashanti has its primary listing on the NYSE and secondary listings on the Johannesburg Stock Exchange (JSE and A2X) and the Ghana Stock Exchange (GSE).

Salient features 2025

Produced **3.09Moz** of gold, our primary product, and **3.70Moz** of silver as a by-product (2024: 2.66Moz and 3.75Moz, respectively)

Employed an average of **38,243 people at our managed operations,** including contractors (2024: 36,496 people)

Record gold prices contributed to higher revenues that translated into a 204% increase in free cash flow[APM] to a record **$2.9bn**

Record declared dividend of **$1.8bn** for the year, representing more than 50% of free cash flow[APM] generated

At 31 December 2025:

- Reported a total gold Measured and Indicated Mineral Resource of **68.0Moz**, a total gold Inferred Mineral Resource of **49.3Moz** and a total gold Mineral Reserve of **36.5Moz**

Our purpose

Mining to empower people and advance societies

Empowering people: By fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: Through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission, to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.

- Safety
- Respect
- Integrity
- Sustainability
- Excellence
- Collaboration

Our footprint

at 31 December 2025


Guinea
Siguiri (85%)
Democratic Republic of the Congo (DRC)
Kibali (45%) (d)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Colombia
La Colosa (c)
Quebradona
Brazil
AGA Mineração
Australia
Sunrise Dam
Tropicana (70%)
Tanzania
Geita
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration

Gold produced

3.09Moz

Africa	2.05
Americas	0.50
Australia	0.54

Operating cash flow APM (2) (3) (4)

$4,357m

Africa	3,125
Americas	662
Australia	837

Mineral Reserve (4)

36.5Moz

Africa	22.6
Americas	11.6
Australia	2.3

People employed (1) (3) (4)

38,243

Africa	24,911
Americas	10,250
Australia	1,787

Capital expenditure (3) (4)

$1,600m

Africa	1,135
Americas	278
Australia	185

Community investment (3) (4)

$27.25m

Africa	21.91
Americas	4.00
Australia	0.91

Notes

(a) *Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits*

(b) *Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through the acquisition of Augusta Gold Corp. (Augusta Gold) in October 2025*

(c) *Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.*

(d) *Operated by Barrick Mining Corporation (Barrick)*

(1) *Average employed at managed operations which includes contractors*

(2) *Net cash flow from operating activities plus repayment of loans advanced to joint ventures less distributions paid to non-controlling interests*

(3) *Includes corporate and non-gold producing subsidiaries*

(4) *Includes projects*

2025 – a record year

Investment case:

We are committed to lowering costs, maintaining our robust balance sheet, making value accretive investments and paying dividends to shareholders

Clear capital allocation framework
Robust balance sheet with ample liquidity, low leverage

Focused on sustained shareholder returns
Creating and sharing value

World-class diversified portfolio
10 operating assets and a portfolio of high-quality projects in 10 countries; a major global gold producer

Strong pipeline
Organic project pipeline backed by large Mineral Resource and Mineral Reserve

Proven asset optimisation programme
Full Asset Potential (FAP) programme delivers real cost reductions

Sustainable business practices
Best-in-class safety record; Decarbonisation plan underway

Seasoned leadership
Experienced management, new operating model, decisive action at under-performing assets

Free cash flow APM

$2,908m

2025	2,908
2024	956
2023	-87

Adjusted EBITDA APM

$6.29bn

2025	6.29
2024	2.75
2023	1.42

Total cash costs APM

$1,242/oz

2025	1,242
2024	1,157
2023	1,115

All-in sustaining costs * APM

$1,709/oz

2025	1,709
2024	1,611
2023	1,544

** World Gold Council Standard*

Dividends declared

$1.8bn

2025	1,804
2024	439
2023	95

Revenue from product sales

$9.9bn

2025	9.9
2024	5.8
2023	4.6

Adjusted net (cash) debt APM to adjusted EBITDA APM

(0.14)

2025	-0.14
2024	0.21
2023	0.89

Total recordable injury frequency rate (TRIFR) per million hours worked*

0.97

2025	0.97
2024	0.98
2023	1.09

** Managed operations*

Note:
APM refers to "alternative performance measures", which are non-IFRS or non-GAAP financial measures. These include, among others:

- All-in sustaining costs
- Total cash costs
- Average gold price received per ounce
- Sustaining capital expenditure
- Non-sustaining expenditure
- Adjusted EBITDA
- Adjusted net debt (cash)
- Free cash flow

For more information on each of these measures, indicated by APM in the report, and how they are defined and calculated, see *Alternative performance measures* (pages 237–256).

Strategic Report

Chair's message



Governance, risk and shared value in a turbulent world



Jochen Tilk | Chair
16 March 2026

Dear Shareholders,

The year in review was a period of stark contrasts. For AngloGold Ashanti, it was one of historic operational and financial delivery, characterised by record free cash flows[APM] and a fortified balance sheet.

Yet, we achieved these milestones against a global backdrop defined by a turbulent confluence of macro-economic dislocation and geopolitical fragility. The interdependence of political turmoil and rising gold prices adds to the complexity of our business at a magnitude we have not experienced before.

While our CEO, Alberto Calderon, has detailed our operational successes in his letter – including our disciplined cost management and the successful integration of Sukari – I will reflect on the broader environment in which we operate, and how our Board is navigating this landscape through careful oversight of risk, capital allocation, and governance.

The operating environment: navigating uncertainty and complexity

The year was unprecedented for the gold market. As noted in recent analysis by the World Gold Council (WGC), the gold price shattered records 53 times during the year, driven by a surge in safe-haven demand. This rally was fuelled not merely by market mechanics, but by an increasingly fractured geopolitical order, escalating trade disputes, and flashing warning signs of financial market volatility.

We saw political volatility manifest across both the developed and developing world, accompanied by conflicts and social polarisation that continue to strain the fabric of international co-operation. Furthermore, while the gold price reached dizzying heights – breaching $5,500/oz in early 2026 before correcting sharply to current levels – we also faced stubborn inflationary pressures and the complexities of tariff and trade risks.

While AngloGold Ashanti and, by extension, our stakeholders are the beneficiaries of this environment, we cannot neglect the increased responsibility that comes with it.

In such an environment, our philosophy is one of prudence. We recognise that while we cannot control the gold price or the geopolitical winds, we can and must control our resilience. The sharp correction in prices from their recent peaks serves as a timely reminder that cyclical industries must be managed for the long term, not for the exuberance of a single moment.

ESG as a risk management framework

In a world of deepening polarisation, Environmental, Social, and Governance (ESG) principles are often debated. For the Board of AngloGold Ashanti, however, ESG is not a philosophical abstraction; it is a prudent risk management framework essential to our business success and continuity, resilient to the volatility of societal priorities.

Our social licence to operate is the bedrock of our existence. If we do not operate safely, responsibly, and ethically, we cannot operate at all. This year, we achieved our lowest-ever total recordable injury frequency rate of 0.97 per million hours worked at our managed operations. Yet, we faced significant challenges that underscore the complex social dynamics of our operating jurisdictions.

The tragic security-related fatalities at Obuasi, resulting from clashes between public security forces and illegal miners, and the post-election violence in Tanzania which disrupted our Geita operation, serve as sombre reminders of these risks. It is crucial to acknowledge that the record gold prices we enjoy bring an unintended consequence: they sharply increase the incentive for artisanal and small-scale mining (ASM). This dynamic intensifies incursions onto our tenements, creating security and social challenges that require rigorous, yet compassionate, management and oversight.

Capital allocation and balance sheet strength

The Board's approach to capital allocation remains steadfast: we aim to reward shareholders for their loyalty and faith in the fundamentals of our industry while ensuring the business remains capitalised to withstand any downturn.

The record adjusted EBITDA[APM] of $6.3bn and free cash flow[APM] of $2.9bn achieved in 2025 provided us with a unique opportunity. We have declared a total dividend payout for the year of $1.8bn, the highest in our history,

Chair's message *continued*

directly transferring the benefits of the high gold price to our shareholders.

We have been equally rigorous in strengthening our foundations. Ending the year with an adjusted net cash^{APM} position of $879m – compared to an adjusted net debt^{APM} position the previous year – provides AngloGold Ashanti with a 'fortress balance sheet'. This liquidity is our buffer against the political and economic volatility mentioned above, ensuring we can continue to invest in our high-quality portfolio without jeopardising our financial stability.

Shared value: broadening stakeholder participation

A resilient business must ensure that a broad set of stakeholders participates in its success. The narrative of mining often misses the profound economic contribution made to host countries. In 2025, beyond the dividends paid to shareholders, AngloGold Ashanti paid $1,137m (2024: $435m) in cash taxes and $380m (2024: $207m) in royalties to our host governments.

These funds provide critical fiscal support to the nations hosting our mines. Furthermore, through the payment of salaries and our commitment to local procurement, we integrate thousands of people into the value chain, driving economic development in our operating jurisdictions. This concept of shared value is central to our governance approach; it aligns our long-term interests with those of our host communities and governments, helping to stabilise our operating environment amidst global uncertainty. It is a proactive approach that includes an ongoing dialogue with community and government representatives.

At the same time, governments globally are increasingly reassessing what constitutes a 'fair share' of the value derived from mineral endowments and are exploring a range of fiscal and regulatory mechanisms to capture a greater proportion of the economic benefit. This creates a more dynamic and, at times, uncertain operating environment for mine operators. AngloGold Ashanti seeks to navigate this context through constructive engagement, transparency and good-faith negotiation, recognising the legitimate development objectives of host governments while advocating for stable, competitive and predictable frameworks that support long-term investment and shared value creation.

Governance and Board composition

A critical function of the Board is ensuring we possess the right mix of skills and backgrounds to guide the Company's strategy. In this regard, I am pleased to welcome Marcus Randolph to the Board as a Non-executive Director. Marcus brings a long and distinguished career in the mining industry; his appointment significantly bolsters our technical know-how at a pivotal time as we work to realise the potential from our significant discovery at the Arthur Gold Project in southern Nevada.

I would also like to take this opportunity to thank Rhidwaan Gasant for his more than a decade of dedicated service as a Non-executive Director. His counsel and financial acumen were invaluable during a transformative period for the Company.

Outlook

Looking to 2026, we do not presume that the tailwinds of 2025 will persist. Whether prices remain high or volatility intensifies, our focus remains on the factors within our control.

Accordingly, the Board will continue to emphasise fiscal discipline, balance sheet resilience and operational excellence across the portfolio. Capital allocation decisions will be guided by long-term value creation rather than short-term price signals, while management's focus on cost discipline, safety and reliability remains central to sustaining performance through the cycle.

In an environment marked by uncertainty, we believe this measured approach positions AngloGold Ashanti to remain resilient, competitive and well prepared for whatever conditions lie ahead.

Thanks

On behalf of the Board, I extend my gratitude to Alberto Calderon and his executive team for their steady hand, to our employees for their commitment and resilience, and to our shareholders for their continued trust.


ANGLOGOLD ASHANTI
AUSTRALIA
ANGLOGOLD ASHANTI
SUNRISE DAM
Sunrise Dam, Australia

CEO's statement



Delivering on our promises

Alberto Calderon | CEO
16 March 2026

The year in review was an extraordinary one for our industry and for AngloGold Ashanti, with the confluence of macro-economic and geopolitical factors driving an unprecedented year-on-year increase in the gold price. Additionally, AngloGold Ashanti's shares outperformed the gold price by close to five times, and – perhaps more importantly – we outpaced major diversified miners by a factor of two to one.

Delivering on our promises

The share price performance showed, in many ways, a year in which the hard work of the past four years was recognised by the market. There was wide recognition in particular of our efforts at unit-cost control, with a fourth consecutive year of total cash costs per ounce[APM] remaining largely flat in real terms, while that of our peers* rose by around 24% in real terms on average.

During 2025, we continued to strengthen the foundations established in prior years as we optimised our corporate architecture, made step change improvements in safety, maintained tight cost management, implemented one of the industry's most competitive capital allocation frameworks, and sharpened our focus on execution across the board.

These are the building blocks for a competitively valued global gold mining business and have helped us to capture the benefits of the sharply higher gold price, which was 45% higher on average in 2025 versus the prior year. The marked outperformance of our equity versus our major peers during 2025 reflects that.

While we obviously welcome a robust price environment, my message to our global teams remains unchanged: stay focused on the basics; we do not, and cannot, manage our Company based on the expectation of continued higher gold prices.

As we navigate this volatile world, our effort remains resolutely focused on those factors within our control. Our aim is to provide investors with a reliable, high-margin vehicle that provides a good return and captures the full upside of the gold market through operational excellence, cost discipline, and project delivery. In 2025, we did exactly that.

Safety and values: our foundation

There is no better place to start a review of the year than to highlight our performance in safety, our first and most important value. A relentless focus on safety is not only consistent with our values, and the right thing to do, it is also the ultimate lead indicator of operational health; safe mines are productive mines.

This year, we achieved a total recordable injury frequency rate of 0.97 per million hours worked at our managed operations, the lowest in our Company's history and still significantly better than the ICMM peer average. While we celebrate this milestone, we do so with the humility of a company that has worked for years to eliminate the scourge of workplace fatalities, knowing full well that we are only ever as good as our last injury-free day.

Building a track record of reliability

We had exceptional performances from most of our managed assets, including Siguiri, Geita, Sukari, Cerro Vanguardia and Obuasi, which continued to make progress in its ramp-up to full production. These assets again showcased cost discipline, and the importance of clear execution plans as they posted strong performances versus their plans for the year.

A global mining company of our scale will inevitably encounter its share of unanticipated challenges and exogenous risks, ranging from the weather to surprises in geology, changes in the overall political environment, among other things. The measure of success is how we respond to these disruptions while still delivering on our commitments.

In 2025, we suspended production at Obuasi for more than a week to reduce risk to the safety of employees amidst unrest in the aftermath of a clash between public security forces and illegal miners attempting to unlawfully access our site. To read more on this, see our *2025 Sustainability Report*.

* *Barrick, Newmont Corporation, Agnico-Eagle Mines Limited, Gold Fields Limited, Kinross Gold Corporation*

CEO's statement *continued*

We suspended the plant at Iduapriem for several weeks in the first half of the year to mend a tear in the lining of our tailings storage facility (TSF), and also at Siguiri in the second half of the year to resolve seepage along a small portion of the TSF wall following significant rainfall.

In Tanzania, following nationwide violence during and after the national elections, we twice suspended operations at our Geita mine during the fourth quarter to limit staff travelling to and from site. In each case, the decision was clear cut – to take the conservative approach and sacrifice production to ensure the safety of our people and our communities.

Nonetheless, we managed for the fifth consecutive year to meet production guidance and kept costs flat in real terms. Consistency is the hallmark of a Tier-One gold producer, and the cornerstone for our ongoing project to build our credibility with the market.

We delivered 3.1Moz of gold production, a 16% increase year-on-year, driven by a full year of contribution from Sukari, the continued ramp-up of Obuasi, year-on-year growth from Geita, Cuiabá, Cerro Vanguardia and Siguiri, and a number of solid performances across our managed portfolio. This result is a triumph of initiative, planning, hard work and collaboration among the thousands of employees and contractors who work each day on our sites across the world.

Crucially, we maintained our key focus on costs. Despite global inflationary pressures and the impact of higher royalties, which rose with the gold price, our total cash costs[APM] and AISC[APM] for our managed operations remained almost flat in real terms. This came despite sharply higher royalty payments and the strengthening of local currencies in Brazil and Ghana.

This performance caps an extraordinary five-year run, where we have outperformed most of our major peers, who on average have seen costs rise 24% in real terms versus our 4% rise, against a 2021 baseline when we launched our new strategy. This has helped close a relative performance gap that had grown to unacceptable levels in the preceding years. Our cost leadership is a direct result of our focus on efficiency and testament to the success of our FAP programme, which has made us more efficient, more predictable and more resilient.

Financial excellence and disciplined growth

The combination of higher volumes, our unstinting cost discipline and a robust gold price translated into a catalogue of new financial records. Adjusted EBITDA[APM] more than doubled to $6.3bn, its highest ever, and free cash flow[APM] tripled to a record $2.9bn.

This performance allowed us to end 2025 in our strongest balance sheet position in AngloGold Ashanti's history, with $879m in adjusted net cash, after returning a record $1.3bn to shareholders in total dividends paid for the year. The 2025 total dividend declaration of $1.8bn to shareholders – more than 50% of free cash flow[APM] in 2025 – shows our confidence in the outlook for our business and is another key part of our overall effort to be the gold mining equity of choice for investors as we narrow the valuation gap that had long existed with our peers.

The future: Nevada and brownfield expansion

We have entered 2026 with a clear roadmap for growth. In Nevada, the Arthur Gold Project (formerly the Expanded Silicon project) remains a cornerstone of our strategy to establish a new, low-cost production hub in a premier jurisdiction, with a first-time total Mineral Reserve declared of 4.9Moz. The completed pre-feasibility study supports an initial nine-year mine life with an estimated average annual production of approximately 500,000oz, with AISC per ounce[APM] estimated at $954/oz in real terms.

Strengthening our position in the district, we further consolidated our landholding through the acquisition of Augusta Gold, enhancing development optionality and long-term growth potential.

Furthermore, we are excited by emerging brownfield opportunities at Sukari, Geita, and Cuiabá, which we foreshadowed in 2025 and plan to communicate in detail during the course of 2026. These projects are expected to allow us to leverage existing infrastructure to add high-margin ounces with lower execution risk – in orebodies we understand and jurisdictions we know well – and returns that exceed the other options currently open to us.

Our exploration success remains a standout in the industry. We added more than 9Moz of new Mineral Reserve in 2025, roughly three times the amount depleted. This is also the ninth consecutive year of Mineral Reserve growth before depletion, even as we have maintained gold price assumptions among the industry's most conservative. It is an enviable record which demonstrates our exploration team's extraordinary ability to consistently replenish our mineral inventory.

Conclusion

AngloGold Ashanti is a fundamentally different company than it was a few years ago. We are leaner, more disciplined, and more focused on value than volume. As we navigate the current high gold price environment, we will not succumb to complacency. We will continue to sharpen our focus on safety, costs, operational excellence, organic growth and project execution to ensure that we remain the preferred choice for gold investors.

I want to thank our employees for their effort and resilience, our Board for its counsel, oversight and steady confidence, and our shareholders for their continued trust as we build this new track record of excellence.

Strategy

Our strategy guides the choices we make and the actions we take to create and deliver value in line with our purpose and mission.

We seek to create and preserve value by generating sustainable cash flow improvements and superior returns through disciplined execution, operational excellence, and financial strength, enabling the consistent sharing of value with our stakeholders.

Supporting our strategy for sustainable cash flow improvements and returns

- **Prioritise people, safety, health and sustainability**
- **Maintain financial flexibility and deliver returns**
- **Drive operational excellence, optimise costs and capital expenditure**
- **Maintain long-term optionality**
- **Improve portfolio quality**

Ensuring delivery on our strategy

Successful delivery on our strategy requires optimising and balancing the use of our resources to enhance outcomes and manage risks across a dynamic external environment. Execution is underpinned by the disciplined application of our FAP programme, a strong balance sheet, and clear capital allocation priorities that support sustainable, long-term value creation.

Our strategic focus areas and related objectives

Prioritise people, safety, health and sustainability

This is the foundation of our business and strategy, ensuring alignment between our values, our responsibilities as a corporate citizen, and the long-term sustainability and profitability of the business.

Objectives

People, safety, health

We aim to:

- Strive for zero harm, our ultimate goal
- Engage, motivate and reward employees
- Retain talent vital to long-term sustainability and profitability
- Promote inclusion, diversity and equity
- Maintain workplaces that are free of injury and harm, prioritising the health and wellbeing of all employees

Sustainability (environment and communities)

We aim to:

- Be a responsible environmental steward
- Mitigate, minimise and remediate environmental impacts
- Promote the efficient use of natural resources
- Collaborate and partner with host communities to contribute to social and economic development and build local and regional capacity
- Strengthen community resilience to ensure flourishing societies endure beyond the life of our mines

Strategy *continued*

Our strategic focus areas and related objectives *continued*

Maintain financial flexibility and deliver returns

Financial strength is fundamental to our ability to invest through the cycle, reward shareholders and pursue strategic opportunities.

Objectives

We aim to:

- Maintain a leverage ratio of less than 1x through the cycle while maintaining sufficient liquidity and funding flexibility
- Implement a flexible, robust, shareholder-focused capital allocation framework
- Focus on cash generation

Drive operational excellence, optimise costs and capital expenditure

Embed operational discipline by activating the FAP programme and rigorous cost management systems. These efforts ensure that every operation performs to its full capability, investments are aligned with strategic priorities, and cost structures remain competitive across the cycle.

Objectives

We aim to:

- Embed continuous improvement and operational discipline across all operations
- Advance cost control and productivity measures, consistently achieve guidance targets and maximise margins
- Optimise mine plans, equipment use and plant performance to achieve higher throughput, and recoveries
- Sustain the business through disciplined capital investment, without resorting to dilutive equity raising

Maintain long-term optionality

Continually replenishing and increasing our Mineral Resource and Mineral Reserve pipeline helps to sustain the business over time. By discovering, acquiring, developing and exploiting viable orebodies sustainably and efficiently, AngloGold Ashanti positions itself to create long-term value.

Objectives

We aim to:

- Maintain and replenish a pipeline of economically viable orebodies to support sustained value-adding growth. Key to achieving this are our exploration activities, project development and targeted acquisitions.

Improve portfolio quality

We actively manage our portfolio to enhance overall quality, margins, and mine life. Our goal is a Tier-One focused production mix that delivers superior risk-adjusted returns and supports a premium valuation relative to peers.

Objectives

We aim to:

- Develop new lower-cost mining operations
- Extend the profitable lives of existing mines through brownfield exploration
- Explore for and discover new Mineral Resource to add Mineral Reserve
- Pursue value-accretive acquisitions, joint ventures, or divestments where appropriate

Business model

Our business model, which is informed by our purpose and strategy, describes how, through the conduct of our business activities and the resource inputs employed, we create value and the outcomes achieved.

Our purpose

Mining to empower people and advance societies

Our business activities

1 Explore, acquire and develop

We aim to ensure a pipeline of economically viable orebodies to develop into high-quality, long-term mining operations. Planning for and developing a potential mine entails designing cost-efficient, safe and environmentally responsible operations over the expected life of mine.

2 Mine and process

We maintain gold mining and processing infrastructure that is operated by a skilled, trained and motivated workforce to enable cost-efficient, safe and responsible gold production.

3 Sales and financial management

The sale of gold and its by-products generates revenue. Solid financial management of this revenue, associated costs and disciplined capital allocation promotes positive, sustained cash flows and returns.

4 Rehabilitation and closure

Mine planning encompasses the entire life cycle of a mine, and includes environmental rehabilitation and responsible mine closure. We aim to mitigate environmental impacts throughout a mine's life cycle. This, together with social closure, will help sustain host communities once mining has ceased.

Delivering on our strategy

Successful delivery on our strategy, which ensures the fulfilment of our purpose, involves optimising and balancing the use of those resources and relationships needed to conduct our business activities, given the prevailing external operating environment and the resultant uncertainties, risks and material issues. By ensuring the efficient use of these resources and relationships, we aim to enhance positive outcomes and impacts, thus creating and preserving value.

To read more on our strategy and performance in delivering on this strategy on 2025, see the sections *Strategy*, pages 10–11, and *Delivering on our strategy*, pages 32–34.

OUTPUTS – what we did in 2025

Gold, our main output, is used principally in jewellery and as a store of value. Lesser volumes are used in the fields of medicine and dentistry, technology and aerospace, among others.

We produced:

- **3.09Moz** of gold (2024: 2.66Moz)
- **3.70Moz** of silver (2024: 3.75Moz)
- **115.34t** of sulphuric acid (2024: 19.17t)

We generated:

- Revenue of **$9.9bn** from product sales (2024: $5.8bn)
- Net cash flow from operating activities of **$4.8bn** (2024: $2.0bn)
- Mining waste made up of:
  - **53.69Mt** of deposited tailings and heap leach waste (2024: 43.08Mt)
  - **236.12Mt** of open pit overburden and waste rock (2024: 165.62Mt)

We emitted:

- Scope 1 and Scope 2 greenhouse gas (GHG) emissions of **1.81Mt** of CO_2 e (2024: 1.50Mt)*

* *For additional information on annual energy usage and related GHG emissions performance, please see Climate action and pursuing resilience in the* ***2025 Sustainability Report***

Business model *continued*

Our business model in action 2025

How we deploy key resources to deliver outcomes, manage impacts and respond to challenges and opportunities

Natural

Inputs, outcomes and impacts

A pipeline of economically viable mineable orebodies is essential to our business, as are the land, energy and water used in the mining and processing of ore, and disposal of waste.

- Total gold Mineral Reserve increased by 17% – from 31.2Moz at 31 December 2024 to 36.5Moz at 31 December 2025
- Tonnes mined/treated: 54.66Mt (2024: 44.23Mt)
- Water: reused 120,453ML (70%) and withdrew 35,992ML (2024, excludes Centamin: reused 111,999ML* (71%*) and withdrew 26,424ML)
- Energy: consumed 27.69PJ (2024: 22.87PJ)

Challenges

- Depletion of our Mineral Reserve, a finite resource
- Environmental degradation
- Management of waste produced
- Loss of biodiversity
- GHG emissions
- Climate-related risks

Opportunities

- Responsible mining
- Water recycling
- Reduced GHG emissions
- Increased use of renewable energy
- Improved water and energy efficiencies

To read more about our impact on natural resources and related value creation, see *Engaging with and creating value for stakeholders*, page 72, *Climate-related disclosure*, pages 75–87, *Reporting on our sustainability performance*, page 92, in this report as well as the *2025 Sustainability Report* and the *2025 Mineral Resource and Mineral Reserve Report.*

Financial

Inputs, outcomes and impacts

Access to cost-efficient capital helps to fund and sustain our business and ensure growth. We invest in our business to enhance performance and efficiency, improve margins and sustainably extend operating lives. Main sources of financial capital are operating cash flow, borrowings (bond and credit facilities), and equity.

- Total operating costs of $3.7bn (2024: $2.9bn)
- $459m invested in growth (2024: $283m)

At 31 December 2025, the balance sheet was strong with robust liquidity:

- $1.4bn multi-currency RCF, which was fully undrawn
- Cash and cash equivalents (net of bank overdraft) of ~$2.9bn (2024: ~$1.4bn)
- Total group liquidity of ~$4.4bn (2024: ~$2.6bn)

Challenges

- Inflation
- Currency volatility

Opportunities

- Higher gold price
- Revenue and cash generation
- Capital allocation and investment
- Shareholder returns

To read more about our performance relating to financial value creation and investors, see the *CFO's report* and *Financial review*, page 35–37, and *Engaging with and creating value for stakeholders*, page 67.

Human

Inputs, outcomes and impacts

Successful, profitable, sustainable operations rely on the skills, knowledge, productivity, motivation and wellbeing of our employees, who are the foundation of our business.

- Average of 38,243 people employed for the year at our managed operations – 15,367 permanent employees and 22,876 contractors (2024: 36,496 people – 15,167 permanent employees and 21,329 contractors)
- Productivity per employee of 11.92oz of gold per employee costed (2024: 13.06)
- Improved safety performance – no fatalities and a record TRIFR of 0.97 per million hours worked at our managed operations (2024: one fatality and TRIFR of 0.98)

Challenges

- Safety, health and wellbeing
- Shortage of required skills in certain jurisdictions
- Productivity

Opportunities

- Investment in enhancing skills, training and development
- Experienced, committed leadership

To read more about our impact on employees and related value creation, see *Engaging with and creating value for stakeholders*, page 68.

* *Restated*

Business model *continued*

Our business model in action 2025 *continued*

How we deploy key resources to deliver outcomes, manage impacts and respond to challenges and opportunities

Manufactured

Inputs, outcomes and impacts

The efficient extraction and processing of gold-bearing ore requires well-maintained mining infrastructure, plant, machinery and equipment.

- Total tangible and right-of-use assets of $8,702m (2024: $8,635m)
- $1,141m invested in sustaining business and enhancing performance (sustaining capital expenditure [APM]) (2024: $932m)

Challenges

- Aging infrastructure at some operations
- Maintenance downtime
- Power disruptions
- Environmental impacts

Opportunities

- Efficient operating infrastructure
- Processing capacity
- Improved operating efficiencies, including that of water and energy

To read more about our operational and manufactured performance, see *Regional reviews – Africa, Americas and Australia*, pages 51–62.

Intellectual

Inputs, outcomes and impacts

A strong governance framework, organisational systems and procedures – underpinned by technological innovation to optimise systems and process efficiencies, and outcomes – are essential to delivery on our vision, mission and strategy.

- Policies, governance structures, and related systems and processes, supported by the necessary technological infrastructure, are in place to ensure the ethical, productive and safe functioning of our business
- As emerging digital technologies, including Artificial Intelligence (AI), are embraced, we remain committed to their responsible and ethical use in line with our governance framework Business Principles and Code of Ethics. While AI presents significant opportunities it also introduces risk related to complexity, data privacy, and the potential dissemination of information.

Challenges

- Cybersecurity threats
- Obsolescence

Opportunities

- Operational expertise and experience
- Optimised use of data in decision making
- Decarbonisation initiatives
- Use of AI to optimise operations and efficiencies throughout the organisation

To read more about our technology systems and their governance, see the *Corporate governance report*, page 107 in this report, and Digital technology in our *2025 Sustainability Report*.

Social

Inputs, outcomes and impacts

Maintaining mutually beneficial relationships with stakeholders helps us better understand and manage expectations. This promotes trust, partnerships and collaboration, and ensures our social licence to operate. Key stakeholders with whom we engage include host communities, suppliers and business partners and regulators among others.

Positive social impacts include strong community partnerships, local procurement and job creation, socio-economic development and industry collaboration.

Challenges

- Heightened community expectations
- Risks to social licence to operate
- Potential reputational damage if not well-managed

Opportunities

- Stakeholder engagement
- Local procurement and job creation
- Strong community partnerships
- Peer and industry collaboration

To read more about our social impact and related value creation, see *Engaging with and creating value for stakeholders*, page 72, *Reporting on our sustainability performance*, page 91, in this report as well as our *2025 Sustainability Report*.

Materiality – process and issues

Understanding what matters most to the business, our stakeholders and the environment is central to how AngloGold Ashanti creates and protects long-term value. Our 2025 materiality assessment included detailed interviews with key internal and external stakeholders, and considered new and emerging disclosure regulations.

Across capital markets, reliable, material and comparable information is becoming a precondition for access to capital. Financial results alone are no longer sufficient to demonstrate sustainable performance. Our stakeholders expect disclosure on environmental dependencies, human capital dynamics, risk exposures, climate readiness and community relationships.

In reporting by the mining sector specifically, this transition is accelerating. The extractive and mineral processing sectors are among the first scheduled for updated SASB-aligned guidance. New emphasis is expected in areas such as biodiversity, water use, tailings, land disturbance, workforce conditions, closure planning and community impacts. Together, these developments informed the framing of our material sustainability issues this year, ensuring that their ranking reflects both future regulatory direction and historical expectations.

Our approach to materiality

Our assessment is based on the guidance of the EU's Corporate Sustainability Reporting Directive (CSRD) on double materiality, in which we consider:

Impact materiality: How our activities affect people and the environment – positively and negatively. These include impacts on climate and natural ecosystems, employees, communities and human rights.

Financial materiality: How environmental and social issues affect our financial performance, value creation and enterprise value. This includes risks and opportunities arising from climate change, resource scarcity, social or geopolitical shifts, as well as market and regulatory transitions.


Impact materiality
How our activities affect people and the environment – positively or negatively.
AngloGoldAshanti
Double materiality
Assessment of sustainability matters from two equally important perspectives – impact materiality and financial materiality.
Financial materiality
How environmental and social issues affect our financial performance, value creation and enterprise value.

Our materiality assessment process

Our materiality assessment is aligned with the Enterprise Risk Management (ERM) framework, ensuring a comprehensive view of risks and opportunities that may affect not only our financial outcomes but also our broader societal and environmental responsibilities. By applying the concept of double materiality, we consider both our external impacts on society and the environment, and the ways in which these factors may affect AngloGold Ashanti, both in the assessment process and our stakeholder engagement.

This process is dynamic and supports our understanding of:

- The relevant material sustainability issues to be monitored, managed and reported on
- How these issues are integrated into our risk management and financial processes. Efforts to integrate these issues and quantify their financial impacts where relevant will continue into 2026

Materiality – process and issues *continued*

The process 2025

Phase 1
Context

Review global standards, peer reporting, regulatory expectations and ratings agencies feedback to understand our context

33 sustainability issues identified

Phase 2
Discovery of impact

Engage with stakeholders to understand and assess issues in terms of:

- Strategic impacts
- Operational challenges and dependencies
- Emerging risks and opportunities

21 sustainability issues identified

Phase 3
Ranking

Prioritise most significant issues – executive and senior management rank issues, applying principle of double materiality and taking into account stakeholder importance, social and environmental impacts and relevance to business resilience

17 material sustainability issues prioritised for reporting

The double materiality process undertaken during 2025 and the issues identified were approved by the Board in November 2025. For more on the materiality assessment process applied, see our *2025 Sustainability Report*.

Outcomes of our 2025 materiality assessment

Of the 17 material sustainability issues identified as currently being of most significance to the business, six were classified as being material from solely an impact perspective, one was material from solely a financial perspective and 10 were material from both impact and financial materiality perspectives, that is they were assessed to be doubly material.

While we have grouped the 17 material sustainability issues identified into six areas (see below), we recognise that many of these issues are interrelated and interdependent and should be considered and managed accordingly.

Environmental responsibility

Material sustainability issue	Materiality lens	Risk or opportunity
Ensuring water security and stewardship	Impact materiality	Risk
Managing nature and biodiversity, including land use, rehabilitation and closure	Impact materiality	Opportunity
Energy security, decarbonisation, climate resilience and adaptation	Impact materiality, Financial materiality	Opportunity

Material environment-related issues encompass the impact of our activities on scarce water resources, land degradation, biodiversity loss, and the need for rehabilitation and responsible closure. Water is a valuable and often scarce, shared resource that is essential for mining and associated activities. Our operations are mindful of water's high social, environmental and economic value.

Also included here is our impact on and the financial implications of climate change and resilience, and decarbonisation. Climate change remains a most pressing issue, posing substantial and increasing risks to the global economy and socio-economic development. Extending beyond the environmental implications, it has the potential to impact nearly every aspect of our business, and the lives of our employees and community members.

Related principal risks:

- Failure to maintain our social licence to operate
- Water, an emerging risk

Legend			
Impact materiality	Financial materiality	Risk	Opportunity

Materiality – process and issues *continued*

Caring for and empowering our people

Material sustainability issue	Materiality lens	Risk or opportunity
Ensuring safety, health and overall wellbeing of employees and communities	Impact materiality	Risk, Opportunity
Effectively managing human capital, including succession planning and retaining and attracting of skills	Impact materiality, Financial materiality	Opportunity

Our people are vital to the success of our business. Mining is inherently dangerous and the work can be demanding, affecting both those we employ and those living in host communities. As a responsible employer, AngloGold Ashanti has a responsibility to ensure the overall wellbeing of those in our employ. It is thus essential that AngloGold Ashanti does all that is possible to ensure employee safety, health and wellbeing. We have a similar duty of care to those communities in the vicinity of our operations.

Mining is a fast-paced, global business. To deliver on our business strategy, it is critical that we attract, develop and retain top talent. Not doing so compromises our performance, and our ability to deliver on our strategy and create value.

Related principal risks:

- Inability to attract and retain required skills and resources
- Failure to deliver on operational and safety targets

Supporting community resilience

Material sustainability issue	Materiality lens	Risk or opportunity
Securing our social licence to operate through effective stakeholder engagement and community support	Impact materiality, Financial materiality	Risk, Opportunity
Addressing ASM and illegal mining	Impact materiality, Financial materiality	Risk
Respecting human rights and the rights of indigenous people	Impact materiality	Risk, Opportunity

Our business activities intersect with a variety of cultural, economic and social landscapes across our geographically diverse operating areas. The success of our business is strongly reliant on building trust with, and maintaining the respect of, local and host communities. This trust is key to maintaining our social licence to operate. Not having this licence would have dire financial consequences.

The proliferation of ASM, together with the unchecked growth of illegal mining, has become an increasingly pressing and important challenge globally. The reality, amid soaring gold prices, stubborn unemployment and continued inflationary pressure, is that this difficult and often dangerous activity has become significantly more attractive. In addition, illegal mining is devastating to the environment, carrying no duty of care to those so engaged or to the environment. The presence of any untrained and unauthorised people on an industrial-scale mine site presents an enormous safety hazard to illegal miners, employees and to the community at large.

Related principal risks:

- Failure to maintain social licence to operate
- Inability to manage interaction with ASM (including illegal mining)
- Failure to meet our human rights obligations

Legend Impact materiality | Financial materiality | Risk | Opportunity

Materiality – process and issues *continued*

Leading governance

Material sustainability issue	Materiality lens	Risk or opportunity
Securing and maintaining regulatory compliance, including environmental licences and permits	Impact materiality, Financial materiality	Risk
Upholding business ethics and transparency	Impact materiality, Financial materiality	Risk
Safeguarding data privacy and cybersecurity	Impact materiality, Financial materiality	Risk

Sound governance principles and practices underpin stakeholder relationships, value creation and the long-term sustainability of our business, and are crucial to the achievement of our business objectives and delivery on our business strategy. Poor governance, unethical behaviour and cybersecurity breaches can potentially compromise our social and regulatory licence to operate, cause reputational damage and give rise to financial consequences.

Related principal risks:

- Cybersecurity breach or event
- Business integrity failure
- Failure to maintain social licence to operate

Risk management and mitigation

Material sustainability issue	Materiality lens	Risk or opportunity
Ensuring safety and integrity of TSFs	Impact materiality, Financial materiality	Risk
Preparing for and managing risk and emergencies to minimise impacts on people and operations	Impact materiality	Risk
Effectively managing reputational risks	Impact materiality	Risk
Understanding and responding to changing socio-economic and political contexts	Impact materiality, Financial materiality	Risk, Opportunity

Effective risk management and mitigation reduce the potential adverse consequences of risk for AngloGold Ashanti and our stakeholder relationships. Risk management is inseparable from good management and underpins trust, safe and stable operations, asset performance, and disciplined investment and growth. In this context, responsible management of TSFs is non-negotiable, given its critical importance to the safety of employees and communities, the protection of natural habitats and the preservation of stakeholder trust.

To read more about our risk management processes and principal risks for the year, refer to *Principal risks and uncertainties*, pages 20–31.

Related principal risks:

- Failure to maintain integrity of tailings storage facilities
- Operational hazards with mass casualty potential
- Failure to maintain sufficient resilience to external financial drivers
- Major security threats (for example, civil unrest, aggravated theft, terrorism)

Legend	Impact materiality	Financial materiality	Risk	Opportunity

Materiality – process and issues *continued*

Business resilience

Material sustainability issue	Materiality lens	Risk or opportunity
Operating and financial performance and resilience to withstand economic and market fluctuations	Financial materiality	Opportunity
Effective capital allocation, including social capital	Impact materiality, Financial materiality	Opportunity

AngloGold Ashanti's revenue is predominantly derived from the sale of gold, with smaller contributions from silver and sulphuric acid by-products. Gold prices are inherently volatile and influenced by global geopolitical and macro-economic factors beyond the Company's control. Building and maintaining business resilience therefore requires disciplined operational performance, financial strength and effective capital allocation to withstand market fluctuations, protect long-term value and ensure the continuity of the business. This includes safeguarding business integrity and maintaining the confidence of investors, host governments and other stakeholders.

Related principal risks:

- Failure to maintain sufficient resilience to external financial drivers
- Failure to deliver on capital growth and development potential
- Business integrity failure

Legend								
		Impact materiality		Financial materiality		Risk		Opportunity



Geita, Tanzania

Principal risks and uncertainties

Managing risk at all levels of the business is fundamental to delivering on our strategy and objectives.

Our approach

Effective risk management is inseparable from good management and is everyone's responsibility. Our risk management framework defines and connects accountabilities at all levels of the business, consistent with our *Three Lines of Defence* model for risk, control and assurance. Understanding and responding to risks is key to building trust, driving safe and stable operations, realising the full potential of our assets, and establishing a platform to invest and grow with confidence.

Governance of risk management

Our Board has oversight accountability for establishing risk appetite and tolerance, and ensuring effective deployment of the risk management framework throughout the organisation. Executive leadership for the Risk and Internal Audit functions falls under the Chief Financial Officer (CFO).

The Board carries out its accountability through the Audit and Risk Committee, which is responsible for reviewing and monitoring assurance of AngloGold Ashanti's system of internal control. The Audit and Risk Committee's quarterly risk discussions address the status of the risk management framework, the trend and management of principal risks, and the strategic direction of the risk management programme, considering emerging risks and assurance focus areas and the alignment of our risk profile to our risk appetite.

Our Executive Risk Management Committee (ERMC) was established with the approval of the Audit and Risk Committee in 2025. The ERMC's three core responsibilities are:

- Driving the implementation of the risk management framework throughout the business
- Prioritising risk management focus and resources
- Ensuring effective and integrated executive ownership of current and emerging principal risks

The establishment of this committee is consistent with our philosophy that risk management is a line leadership accountability and that executive leadership sets the tone.

The Group Risk Management function is responsible for the deployment of the risk management framework and is supported by a network of risk champions and co-ordinators throughout the business.

Under the leadership of the SVP Group Internal Audit and Risk, AngloGold Ashanti maintains an integrated approach to governance, risk, control and assurance.



Sunrise Dam, Australia

Our process and progress

Our risk management framework is based on ISO 31000, with all operations/ business units capturing applicable operational risks in a Group-wide risk system. We assess identified risks against defined materiality thresholds, to determine the appropriate response. Risk improvement actions are defined accordingly and tracked to completion.

This foundational risk information is analysed and aggregated for presentation at regional and functional risk and audit forums, which provide leadership visibility of the most material risks, associated management plans and the health of the underlying risk data.

Our Group functions and ERMC provide complementary top-down and outside-in perspectives, to ensure risk management effort and resources are targeted towards the most material risks and associated risk improvement opportunities.

Our risk information informs the scope of assurance activities, which provide a feedback loop through second and third line review of management's assessment of control effectiveness and risk materiality.

Through 2025, Group Risk Management has undertaken an externally benchmarked programme to further develop risk management maturity, which included:

- Engaging the Board and Executive Committee to refresh our risk appetite and align risk tolerance to strategic objectives
- Revising our Risk Management Group Standard, clarifying roles, accountabilities and minimum expectations across the business
- Reviewing and updating our principal risks, to drive clarity of focus and improved connection between risk, response, control, assurance
- Initiating a business-wide programme of asset-level engagements to enhance operationalisation of risk management
- Establishing risk steering and practitioner forums to connect the ERMC's direction with operational needs, for effective deployment of the framework

Principal risks and uncertainties *continued*

Risk management framework and process


Board
Audit and Risk Committee
Executive Risk Management Committee
External
Strategic
Business units
Sites
Second level of assurance
First level of assurance
Process
Discipline functional leaders
Operational management
Communication and consultation
Monitoring and review
Risk assessment
Scope, content, criteria
Risk identification
Risk analysis
Risk evaluation
Risk treatment
Recording and reporting
First level of assurance
Second level of assurance
Independent and external assurance
Approach
Process
Assurance

Principal risks and uncertainties *continued*

Revising our principal risks and uncertainties

In 2025, we reviewed our principal risks, in line with the annual strategy refresh and associated revision of our risk appetite. This process involved engagement and input from both the ERMC and the Board, considering macro trends, peer benchmarking and extensive input from internal subject matter experts.

No new principal risks or uncertainties were identified during the annual review, however we undertook a significant re-framing of the risks. A number of the risks from our 2024 Annual Report have been renamed. The intent was to drive clarity and to improve focus and connectivity with their associated controls.

This has primarily resulted in a disaggregation of some more generalised risks, such as the separation of security and other high potential safety threats from broader operational risks, reflecting the unique drivers and necessary controls. Similarly, the risk associated with managing our interaction with ASM has been drawn out from the more general social licence to operate risk, to support enhanced monitoring and management of this significant industry challenge.

Recognising that risk management is as much about realising opportunities as it is about controlling threats, we also reframed our development and growth, and resource and reserve risks to reflect that these uncertainties also include potentially significant upside. The controls that enable us to capture this upside potential are often different from threat defences, so it is important that we clearly identify them and monitor their effectiveness.

Key risk changes

Over the past year, we have seen risk improvements in a number of key areas, driven by a combination of effective controls and favourable changes in the broader operating context, for example:

- Financial resilience has continued to materially improve, with the combined impacts of favorable gold prices and operating cost discipline driving strong margins, reflected in balance sheet strength and financial flexibility
- Continued enhancements to strategic analysis and integration with operational and brownfield exploration planning are driving greater understanding of the potential of our orebodies and the pathways to realise the associated value
- Our FAP programme continues to drive operational performance and discipline, reflected in strong margin capture from favourable prices, while key safety metrics also show year-on-year improvement. We continue to invest significantly in fatality elimination through the Group-wide rollout of the Critical Risk Management programme
- Major investments in structural integrity and operational control of our tailings storage facilities, particularly in Brazil, have significantly improved the risk profile in that region, with organisational changes made in 2025 to ensure the relevant learnings are applied across the portfolio of operations
- Our ability to attract and retain key skills has improved, supported by a clear geographically-differentiated employee value proposition and proactive talent sourcing and management controls

The risk associated with our interaction with ASM is influenced by external, macro factors, including the attractiveness of the commodity (primarily driven by high prices), the increasing influence of organised crime in illegal mining, and geopolitical and regional socio-economic conditions. Although we have achieved significant local improvements in managing and mitigating the risk, further collaborative solutions, involving political, social and industry stakeholders are required to achieve structural and sustainable change.

Notwithstanding the risk improvements that have been achieved in 2025, each of our principal risks and uncertainties remain significant areas of focus, with risk and control improvements being pursued, both in response to management's own assessments (first line), and through the findings of second and third line assurance.

While this section provides an overview of our principal risks and uncertainties, a more detailed discussion of these and additional risks that could impact AngloGold Ashanti is available in our *20-F*.



Sunrise Dam, Australia

Principal risks and uncertainties *continued*

Risk categories and principal risks

Risk category	Principal risks	Trend	Related strategic focus area: Prioritise people, safety health and sustainability	Maintain financial flexibility	Drive operational excellence, optimise costs and capital expenditure	Maintain long-term optionality	Improve portfolio quality
External	Adverse regulatory changes (mining rights, fiscal)	Increase		●		●	●
External	Failure to maintain sufficient resilience to external financial drivers	Decrease		●		●	
External	Major security threats (for example, civil unrest, aggravated theft, terrorism)ø	Stable	●		●		
External	Cybersecurity breach or event	Stable	●	●	●		
Strategic	Inability to manage interaction with artisanal and small-scale mining (including illegal mining)ø	Increase	●	●			●
Strategic	Failure to meet our human rights obligationsø	Stable	●	●			
Strategic	Failure to sustain or realise full potential of our Mineral Resource	Decrease		●	●	●	
Strategic	Failure to deliver on capital growth and development potential	Stable		●		●	●
Strategic	Business integrity failureø	Stable	●	●			
Strategic	Failure to maintain social licence to operate	Stable	●	●			
Strategic	Inability to attract and retain required skills and resources	Decrease	●	●	●		
Operational	Failure to maintain integrity of tailings storage facilities	Decrease	●	●	●		
Operational	Operational hazards with mass casualty potentialø	Stable	●	●	●		
Operational	Failure to deliver on operational and safety targets	Decrease	●	●	●		

(ø) *These risks have been disaggregated from other principal risks for clarity, focus and improved assessment of controls*

Change in risk profile for 2025 versus 2024:

Stable	Increase	Decrease

Strategic focus areas (to read more, see *Strategy* section, pages 10–11):

Prioritise people, safety health and sustainability	Maintain financial flexibility	Drive operational excellence, optimise costs and capital expenditure	Maintain long-term optionality	Improve portfolio quality

Principal risks and uncertainties *continued*

Description of our principal risks by category

Risk category: External

Key drivers of these risks are externally influenced, affording fewer preventative control opportunities. Controls tend to focus on preparation, resilience, response and mitigation.

Risk: Adverse regulatory changes to mining rights and fiscal changes

Description

Our mining rights have the potential of being altered, suspended, or cancelled in the countries in which we operate for a variety of reasons including from changes in government, tax, and economic laws and policies, as well as potential breaches of obligations in respect of these mining rights. Laws, policies and regulations are often uncertain and frequently evolving, typically requiring progressively higher payments to governments, notably in the form of increased or new levies, taxes and royalties, mandated beneficiation and increasing or maintaining State ownership of resources. Reinterpretation of laws and regulations can also lead to retrospective claims for compensation.

How we manage

- Proactively monitor developments in mining regulations, fiscal policies, and related legislation to identify potential changes
- Building relationships with government departments and regulators to stay informed of upcoming changes and potential impacts on mining rights and tax regimes and to participate in public consultations to provide input on regulatory changes
- Participate in industry associations or alliances to advocate for the mining industry's collective interests
- Encourage broader stakeholder engagement and develop proactive strategies to address potential regulatory changes by involving government and other stakeholders (including diplomacy, international organisations and advisory boards)
- Where possible, negotiate (or renegotiate as appropriate) stability agreements that improve fiscal and regulatory certainty
- Protect our interests through appropriate legal avenues, including the use of dispute settlement provisions in stability agreements, court challenges and arbitration

Changes

Increasing trend, driven in part by high gold price environment increasing demand for value sharing. Political and regulatory opposition remains a significant challenge to advancing the Quebradona and La Colosa projects in Colombia. See *Regional reviews – Americas*, pages 55–59.

Risk owner: Chief Legal Officer

Risk oversight: Audit and Risk Committee; Social, Ethics and Sustainability Committee

Risk: Failure to maintain sufficient resilience to external financial drivers

Description

Our revenues are primarily derived from the sale of gold, and to a lesser extent silver and sulphuric acid. The market prices of these commodities fluctuate significantly, and these fluctuations are caused by numerous factors beyond our control, such as changes in gold demand. This variability is normal in commodity markets, however, it can have transformational impacts on businesses which are not sufficiently resilient to withstand the impacts.

How we manage

- Ensure adequate liquidity
- Enhance cost competitiveness by improving quality of the portfolio
- Focus on cost, efficiency, and capital discipline
- Manage capital to enable through-cycle sustaining investment in the assets
- Maintain long-term optionality by ensuring a competitive project pipeline
- Maintain sustainable debt profile and cost of capital
- Conduct sensitivity analyses on gold price, production and exchange rates to inform strategy and investment decisions
- Undertake thorough strategic and operational planning, including consideration and management of key risks
- Closely monitor our operational and financial performance, enabling timely response and proactive management of challenges

Changes

Cost management and capital discipline has enabled strong margin capture from sustained high gold prices. Net-cash balance sheet position, strong liquidity, portfolio enhancements and continued operating discipline all contribute to improved resilience.

Risk owner: Chief Financial Officer

Risk oversight: Audit and Risk Committee

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: External

Risk: Major security threats (for example, civil unrest, aggravated theft, terrorism)

Description

Gold is a high-value commodity and it is therefore an attractive target for theft. In addition to loss of product, theft incidents can escalate into violence, which threatens the safety of personnel and communities. We also operate in some regions where social unrest and politically-motivated violence can occur, with the potential for direct and indirect impacts on the stability and safety of our operations. Violent extremism remains a credible threat in some regions and the increasing influence of organised crime syndicates, particularly in relation to illegal mining activity, can pose a risk to the security of our operations. Protection of our people is our number one priority and this can lead to operational interruptions in the event that we need to take preventative actions in response to security threats.

How we manage

- Standards and procedures, establishing our commitment to the Voluntary Principles on Security and Human Rights (VPSHR) and minimum expectations for security management across AngloGold Ashanti
- Partnerships with external security and country risk threat assessment experts, to guide protection, preparation and response
- Security management plans in compliance with the VPSHR, tailored to local conditions, and based on threat/risk assessments
- Physical security control measures and on-site security monitoring and response
- Co-operation with local and national security and law enforcement agencies
- Extensive community and government engagement, including engagement plans for key stakeholders
- Emergency response plans and procedures in place at our operations and facilities
- Group crisis management response programme
- Group Duty of Care programme, focused particularly on protecting personnel while travelling

Changes

Stable trend overall. Social unrest and violence associated with elections in Tanzania led to short-term operational interruptions at Geita in late October and November, in order to protect workers.

Risk owner: Chief Sustainability and Corporate Affairs Officer

Risk oversight: Social, Ethics and Sustainability Committee

Risk: Cybersecurity breach or event

Description

We maintain global information, digital technology and communication networks and applications to support our business activities. Our digital landscape is ever-changing and under constant threat, both externally and internally. We outsource several digital technology functions and applications to third-party vendors, and these engagements may impact our cybersecurity position. Further, the role of AI as a potential vector for cyber threats is an emerging aspect of this risk. Failure to protect our digital environments could have significant impacts on digital infrastructure, communications, reputation, safety and production. Regulatory compliance breaches could occur if we are unable to protect sensitive data. The costs of responding to, and recovering from, a significant cybersecurity incident could also be significant.

How we manage

- Continuously monitor solutions implemented to support our global digital technology and communication networks, and applications to maintain a suitable and well-managed environment
- Company awareness of threats including mandatory cyber training and awareness
- Effective monitoring of the landscape and use of technologies
- Configuration, identity and access management controls
- Network segmentation
- Security Operations Centre
- Ensuring effective disaster recovery for resilience through preparation and testing
- Evaluation and continued strengthening of control environment for operational technology
- Reassessment and renovation of legacy controls
- Insurance coverage for cyber-related incidents

Changes

Risk controls evolved in line with the underlying increase in inherent risk to maintain a consistent residual risk. Threat events during the year were consistent with the baseline risk assessment, and response capabilities were effectively deployed to mitigate business impacts, which were not material.

Risk owner: Chief Technology Officer

Risk oversight: Audit and Risk Committee

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Strategic

Strategic risks relate to long-term sustainability and value. They tend to have a combination of internal and external drivers and are largely focused on maintaining our reputation and the health of our asset portfolio.

Risk: Inability to manage interaction with artisanal and small-scale mining (including illegal mining)

Description

ASM is prevalent in many of our operating jurisdictions. While we understand the important role that these activities can play in alleviating poverty in many societies, the interaction between illegal mining activities and our modern, sustainable, large-scale operations is incompatible. In addition to the risk of physical harm to those engaged in illegal mining, their activities represent a significant safety hazard to our employees and a security threat that has the potential to escalate into violence and harm to the community. These illegal activities, particularly when conducted on or around our operations, also compromise our ability to deliver on environmental and social objectives. Incursions by illegal miners can also lead to loss or damage to company assets, loss of Mineral Resource and operational constraints in responding to and managing security threats.

How we manage

- Partnering with governments, civil society, peers and communities to find ways to accommodate responsible, licensed artisanal mining
- Contributing to solutions aimed at interrupting unregulated value chains for illegally mined gold through improved traceability and transparent routes to market for legitimate product
- Locally tailored management plans for ASM
- Site security standards and procedures aligned with the VPSHR, including physical, personnel and monitoring technology
- Community engagement through stakeholder relationships, development programmes, training and awareness
- Co-operation with community-based security programmes and local law enforcement
- Training of internal and contracted security services in human rights obligations and the VPSHR framework

Changes

The current strength of the gold price, coupled with socio-economic conditions in many operating jurisdictions, is driving significant illegal mining activity. In January 2025, nine illegal miners were fatally injured in a confrontation with authorities, who responded to a major unauthorised incursion into our Obuasi site. This risk has been disaggregated from the broader licence to operate risk, reflecting management's focus on its complex drivers and treatments.

Risk owner: Chief Sustainability and Corporate Affairs Officer

Risk oversight: Social, Ethics and Sustainability Committee

Risk: Failure to meet our human rights obligations

Description

Given our extensive interaction with communities and the complex political and social contexts in which we operate, there is a risk of both direct and indirect (by association) exposure to human rights issues. A failure of controls could lead to significant real or perceived harm and associated regulatory and reputational impacts, potentially compromising our social and legal licence to operate.

We recognise the breadth of our human rights obligations and note that our operating context contributes to our risk profile in a number of key aspects, including the activities of internal and external security personnel, managing environment pollution risks, protecting water security, managing land access and resettlement, emergency management, the rights of indigenous people, and oversight of human rights in our global supply chains, including the rights of children.

How we manage

- Implementation of key controls including our Sustainability Policy and our Human Rights Framework, Standard and supporting guidelines
- Conduct and regularly refresh human rights due diligence to identify and mitigate potential human rights risks, including risk to, or impact on, external rights-holders
- Engage stakeholders as part of the due diligence process and co-develop preventative and mitigation measures
- Incorporate human rights due diligence in risk assessments throughout the lifecycle of operations
- Assess and mitigate risks in conflict-affected areas
- Identify and provide necessary resources and training to enable personnel to meet obligations in conducting their work
- Provide reporting and grievance mechanisms and ensure that reports are investigated and remedied appropriately
- Manage transparently through internal and external reporting

Changes

This risk was disaggregated from the broader licence to operate risk, reflecting management's focus on its complex drivers and treatments. The underlying risk has remained stable overall.

Risk owner: Chief Sustainability and Corporate Affairs Officer

Risk oversight: Social, Ethics and Sustainability Committee

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Strategic

Risk: Failure to unlock and realise full potential of our Mineral Resource

Description

Unlocking additional value from existing assets, whether by offsetting depletion, extending mine life, or enhancing performance, relies on deepening our understanding of orebodies, applying improved operating practices, and securing funding for exploration and project studies. The extent to which this opportunity can be realised remains uncertain, time-dependent, and is contingent on favorable study outcomes and positive exploration results. Failure to effectively manage this risk could lead to the erosion of asset value, through depletion of the Mineral Resource, in the normal course of mining, or a failure to capture the full potential of the Mineral Resource through opportunities such as expansion and optimisation.

How we manage

- Apply our Exploration for Value programme to maintain and build our Mineral Resource pipeline
- Disciplined brownfield exploration programme conducted in accordance with our brownfield exploration standard and overseen by the Brownfield Exploration Leadership Team
- Undertake comprehensive and regular strategic evaluations and optimisation of our assets, both individually and across the portfolio, and incorporate the strategic direction into annual plans and budgets
- Management Investment Committee (MIC) framework, providing robust governance over investment decisions
- Apply comprehensive business planning and portfolio optimisation, and undertake robust feasibility studies of capital investment opportunities to support Mineral Reserve development
- Deploy our FAP programme to maximise the operating efficiency of assets, positioning them to maximise the economic recovery of the available Mineral Resource
- Thorough understanding of our mineral inventory, applying Mineral Resource and Reserve governance processes and robust ore accounting and reconciliation
- Disciplined execution, according to integrated operational plans

Changes

This risk previously focused on our ability to replace the Mineral Resource and Mineral Reserve, however it has been updated to also reflect the complementary upside opportunity associated with capturing the full potential of our assets. Positive trend in 2025, highlighted by year-on-year Mineral Reserve additions, largely driven by Arthur Gold Project. To read more, see the *2025 Mineral Resource and Mineral Reserve Report*.

Risk owner: Chief Technology Officer

Risk oversight: Board

Risk: Failure to deliver on capital growth and development potential

Description

Development of our existing and new mining projects may be subject to unexpected problems, costs and delays that could impact our ability to develop or operate the relevant project as planned.

Delays in project delivery and increased costs attributable to a lack of community support can lead to a drop in project value or an inability to bring the project to production. Where stakeholder consultation breaks down, disputes may lead to reduced property access or delays in operations.This risk also recognises the potential that there may be upside opportunities to further optimise our existing capital development opportunities, or to add to our growth pipeline through new discoveries or commercial opportunities.

How we manage

- Integrated portfolio planning process to identify priority de-risking and optimisation opportunities
- Disciplined adherence to our capital allocation framework
- Robust investment governance, applying a comprehensive delegation of authority standard, with approvals subject to the MIC framework and formal due diligence
- Formal peer review processes for investment proposals, including stage-gate reviews for capital project studies
- Capital project framing, study, evaluation and execution standards and procedures
- Feasibility studies undertaken to an appropriate level of engineering to make informed decisions on capital investment with a high degree of confidence in project parameters
- Capital project monitoring at the individual project and overall portfolio levels, to keep execution on-track
- Business development process and pipeline of commercial and inorganic growth opportunities
- Target new discoveries through focused greenfield exploration

Changes

The framing of this risk has been extended to consider the upside uncertainties (opportunities), in addition to the downside threats. It has remained stable overall. The successful integration of Sukari into AngloGold Ashanti's portfolio through 2025 clearly reflects the positive aspects of this risk, whereas the regulatory and permitting challenges at Quebradona and La Colosa highlight the nature of downside threats. To read more, see *Regional reviews – Africa and Americas*, pages 51–59.

Risk owner: Chief Technology Officer

Risk oversight: Board

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Strategic

Risk: Business integrity breach

Description

Operating with integrity, being honest and true to what we commit to, is a core value of AngloGold Ashanti. A potential incident which breaches the policies and procedures that we have in place for maintaining business integrity could lead to external regulatory investigation, fines, criminal or civil sanctions, reputational damage and associated impacts on both our social and regulatory licence to operate. Breaches could involve our own personnel, or AngloGold Ashanti could be implicated in the actions of our commercial partners and other stakeholders.

How we manage

- Setting clear expectations for our employees and partners, through formal policies and procedures, including: Code of Business Principles and Ethics; Business Integrity Policy; Anti-Bribery and Corruption Group Standard and supporting procedures: Conflicts of Interest Group Standard; Gifts and Hospitality Group Standard; Insider Trading Group Standard; Market Disclosure and Communication Group Standard; Trade Controls Group Standard (e.g. sanctions, export controls, anti-boycott laws); Code of Ethics for Senior Financial Officers
- Defining expected behaviours of our commercial partners via our Supplier Code of Conduct
- Group-wide ethics and compliance training programmes to build awareness and drive compliance
- Confidential and anonymous Speak-up programme, to enable internal and external parties to raise concerns for appropriate investigation and remedial action
- Compliance monitoring programmes
- Internal forensic monitoring and investigation, with direct line to Board oversight via Group Internal Audit
- Comprehensive Sarbanes-Oxley control programme
- Data privacy management framework and processes

Changes

This risk was disaggregated from the broader licence to operate risk, to ensure appropriate focus on this core value. The underlying risk remained stable over the year.

Risk owner: Chief Legal Officer

Risk oversight: Audit and Risk Committee

Risk: Failure to maintain social licence to operate

Description

AngloGold Ashanti strives to operate in a sustainable manner and to provide benefits to and mitigate adverse impacts on communities affected by our operations. Failure to do so can result in lawsuits, additional costs to address social or environmental impacts of operations, investor disinvestment and loss of our social licence to operate, and could adversely impact our financial condition. Stakeholder expectations may change rapidly with greater demands made by communities, and/or governments. There is growing demand to support local host communities and relinquish land for other economic developments or to support host communities through, for example, the formalisation of artisanal mining activities.

How we manage

- Implement targeted stakeholder mapping and engagement
- Monitor legislative, regulatory and political landscapes
- Meet local content and localisation requirements
- Share economic benefits and value creation with host countries and communities
- Review sustainability performance with general managers and increase overall awareness among the senior management cohort across all operations
- Conduct periodic assessment of status of social licence to operate at operations
- Multi-tiered approach to government engagement at various levels of the business, supporting collaboration and partnerships to manage social licence to operate threats
- Maintain a community grievance mechanism, to provide a pathway for issues to be raised, investigated and addressed

Changes

Key aspects of this risk have been disaggregated into more specific principal risks (namely, business integrity, ASM and human rights), which are now reported separately. The balance of this risk remained largely stable over the year.

Risk owner: Chief Sustainability and Corporate Affairs Officer

Risk oversight: Social, Ethics and Sustainability Committee

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Strategic

Risk: Failure to attract and retain required skills and resources

Description

We compete globally with mining and other companies to attract and retain key human resources, at all levels, who have the appropriate technical skills and the operating and managerial experience necessary to operate and supervise our business.

Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery. There are a number of critical roles within our business, including the CEO and CFO, the executive officers at each of our business divisions, the general managers at our mines, and other senior managers. Increasingly, challenges around attraction and retention relate to scarcity in critical technical skills, such as mining, geotechnical and metallurgical disciplines. A failure to maintain capacity in these areas could impact our objective for safe, stable and efficient operations.

How we manage

- Development planning and deployment initiatives to ensure internal skills building and a future pipeline
- Succession planning processes, including mapping of internal and external candidates for key roles
- Clear value proposition for AngloGold Ashanti as an employer of choice, aimed at both attracting and retaining talent
- Retention plans, both general and role-specific, supported by a comprehensive talent management programme (identification, assessment, mitigation)
- Competitive compensation and benefits, benchmarked against peers, across jurisdictions and aligned to our operating model
- Conduct employee engagement surveys and act on feedback
- Flexible work arrangements to support and attract a diverse workforce
- Global mobility programme to enable skills development, sharing and retention
- Liaising with key government officials and regulators to develop specialised skills in-country
- Intern and graduate programmes across jurisdictions

Changes

Comprehensive improvements across attraction, retention and succession controls have improved confidence in our ability to resource the business appropriately.

Risk owner: Chief People Officer

Risk oversight: Compensation and Human Resources Committee


Geita, Tanzania

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Operational

These risks focus on a our ability to maintain safe, stable operations and to deliver on plans and targets

Risk: Failure to maintain the integrity of tailings storage facilities

Description

A significant incident at AngloGold Ashanti's operations could result, among other things, in the voluntary or mandatory shutdown of a TSF and the associated mining and processing operations, penalties or other enforcement actions, obligations to remediate environmental contamination, negative media coverage, and claims for property or natural resources damages and personal injury by adjacent communities. An incident could be caused by a sudden failure or breach in the integrity of a tailings containment, or a progressive leak, which is undetected or uncontained over an extended period. It may also be necessary for us to cease tailings deposition in order to protect the integrity of a storage facility in the event of identified structural or operational concerns, with a subsequent impact on upstream processing and gold production.

There is also a potential for regulatory intervention to constrain the operations of existing TSFs or impede operationally necessary expansions, modifications or new TSF construction. This could occur as a result of failures to comply with relevant regulations, sudden changes in regulations, or permitting conditions – for example, in response to an incident elsewhere in the industry. Increasing societal expectations could contribute to such actions.

How we manage

- Group-wide tailings management standard defines consistent expectations for tailings management
- Ongoing programme of work towards achieving full conformance with Global Industry Standard for Tailings Management (GISTM), published by the ICMM (see *2025 Sustainability Report*)
- Local tailings management plans are established at the asset level, to reflect local conditions (e.g., environment, neighbouring communities and regulations) and operating practices
- Roles and responsibilities are defined in a tailings governance framework, aligned to the requirements of the standard
- Independent technical review boards are in place at all assets with relevant facilities, providing oversight and reporting to the executive risk owner
- Emergency response, crisis and business continuity plans and management

Changes

In Brazil, the risk reduced during 2025 as a result of extensive structural, condition monitoring and emergency planning works. Management responded to a seepage event at Iduapriem in February, and the temporary cessation of deposition at Siguiri, due to protracted high rainfall. Risk reduction projects are underway and ongoing in Africa. For more, see our *2025 Sustainability Report*.

Risk owner: Chief Technology Officer

Risk oversight: Social, Ethics and Sustainability Committee

Risk: Operational hazards with mass casualty potential

Description

Mining and mineral processing operations present numerous inherent safety hazards, which we manage through a comprehensive safety management system. Some of these hazards have the potential to result in extensive harm, necessitating particular focus and specialised management. Such hazards could include, among others, major underground events, such as geotechnical failures, fires or explosives incidents; major slope failures in surface mining operations; mass transportation incidents or accidents involving hazardous mineral processing operations.

In addition to the potential for significant harm to our people or neighbouring communities, these hazards could also lead to damage to critical facilities and equipment, mandatory or voluntary stoppages of operations, regulatory penalties or other interventions and reputational damage.

How we manage

- Group-wide Health and Safety Strategy, defining our key priorities for advancing health and safety performance across AngloGold Ashanti
- Safety and Health management standards defining consistent expectations across our operations, projects and facilities
- Specific management system focus on fatal hazards, via our Critical Risk Management programme, including a particular focus on leading indicators, such as verifications of critical controls
- Comprehensive incident reporting, investigation and response programme, to ensure that learnings are identified and shared across the organisation
- Group Technical Standards define risk control expectations for key technical risks, with high potential safety consequences
- Asset-level emergency response plans and resources, supported by Group-level crisis response and business continuity

Changes

This risk was disaggregated from the broader operational performance and safety risk, highlighting both the specific risk control approach and the potential severity of the impacts. This is consistent with our core value of safety first, before anything else.

Risk owner: Chief Operations Officer

Risk oversight: Social, Ethics and Sustainability Committee

Principal risks and uncertainties *continued*

Description of our principal risks by category *continued*

Risk category: Operational

Risk: Failure to deliver on operational and safety performance targets

Description

We may fail to deliver against safety and operational objectives, resulting in the potential for harm to people and the environment, reduced output and financial impacts. This could be due to internal or external factors.

How we manage

- Robust, integrated business planning (operational and financial), from resource to recovery
- Operational performance monitoring, reporting and management processes
- FAP programme, driving basic operating discipline and incremental performance improvement
- Asset integrity management programme, with corporate and asset-based teams, supported by consistent standards and systems
- Establishment of robust and resilient supply chains
- Responsible and disciplined sustaining capital investment programme, covering assets, infrastructure (corporate and operational) and ore resources
- Group-wide Health and Safety Strategy, defining our key priorities for advancing health and safety performance across AngloGold Ashanti
- Health and safety management standards defining consistent expectations across our operations, projects and facilities
- Specific management system focus on fatal hazards, via our Critical Risk Management programme, including a particular focus on leading indicators, such as verifications of critical controls
- Comprehensive incident reporting, investigation and response programme, to ensure that learnings are identified and shared across the organisation

Changes

Overall the trend of this risk has improved during 2025. Key health and safety indicators reflect improving performance driven by systemic initiatives, such as Critical Risk Management and learning from incidents (see *Reporting on our sustainability performance* in this report (page 90) and the *2025 Sustainability Report*). Our containment of unit costs through the year is also reflective of operational discipline and control. Regardless of risk improvements, safety remains our number one priority.

Risk owner: Chief Operations Officer

Risk oversight: Board; Audit and Risk Committee; Social, Ethics and Sustainability Committee

Monitoring emerging risks

Given its extensive portfolio of operations and geographical diversity, AngloGold Ashanti has a multi-faceted, interconnected risk profile that requires rigorous monitoring to identify emerging risks. This monitoring involves consulting a range of internal and external sources, and covers a multitude of variables such as macro-economic trends, geopolitics, local politics, social trends and future technologies, among others. Also considered is the likely impact, whether positive or negative, of such variables on our business processes, ability to conduct our business, social licence to operate and supply chain.

Emerging risks are considered by both the ERMC and the Audit and Risk Committee for elevation into our Principal Risks, or ongoing monitoring via our watch list.

Examples of the risks on our current watch list include:

- The importance of water security, globally, and the potential cumulative impacts on our existing operations and permitting of new projects
- The potential impacts of geopolitics on trade, supply chains and country risk, as it relates to current and potential future investments
- The opportunities and threats associated with the increasing influence of AI, both in the external environment and within our own business and industry
- Maintaining the integrity of our assets during commodity cycles through disciplined cash management, to protect the sustaining capital envelope
- Sustaining controls and programmes to ensure we deliver on ESG commitments and expectations
- Social and regulatory trends relating to mine closure and rehabilitation expectations

Delivering on our strategy

AngloGold Ashanti continues to deliver against its strategic focus areas, resulting in another record performance and providing a solid foundation for future growth and relative outperformance.

Record results across key financial metrics, including earnings and free cash flow[APM], reflect our focus on consistent operational improvements, disciplined cost control, and strong execution to ensure gold price increases flow to the bottom line and enhance shareholder returns. Actively strengthening the portfolio remains a strategic priority. With the integration of Centamin, targeted disposals of non-core assets and a high-quality organic pipeline, we are well positioned to drive growth and maintain relative outperformance. Importantly, our strong operational and financial performance coincides with an unwavering commitment to safety, our highest priority. We remain clear that safety leadership is an ongoing journey that means sustainably eliminating serious injuries and fatalities from our business. We adopt a holistic approach in managing the delivery of key performance indicators (KPIs) against our five strategic focus areas.

Strategic focus areas

Prioritise people, safety, health and sustainability

Related strategic initiatives

- Zero harm – eliminating fatalities
- Strategies and policies in place cover:
  - Climate change and decarbonisation
  - TSF management
  - Social compacts with communities
  - Stakeholder engagement

Related KPIs

People, safety and health

- Succession planning outcomes
- Major hazard control compliance verification
- Total recordable injury frequency rate (TRIFR)

Sustainability (communities and the environment)

- Reportable environmental incidents
- Land rehabilitation
- GHG management and emissions
- Water stewardship goals

Delivery/performance in 2025

Safety: We completed a fatality-free year and made marked improvements in our TRIFR. Investment in critical risk management, mental health, exposure reduction, and public health programmes, particularly malaria control in Africa, further reinforced operational resilience, workforce wellbeing and our social licence to operate.

People: Work continued to enhance how we attract, develop and retain talent, while identifying opportunities to further embed fair, consistent and transparent practices into our systems and processes. Our aim remains ensuring a safe, inclusive and equitable workplace for all.

Communities: Building community resilience is a key pillar of our community and social performance approach. It strengthens our social licence to operate and supports long-term value creation across our diverse portfolio. Implementation of our social licence to operate assessment matrix continued.

Tailings management: We advanced GISTM conformance, strengthened related governance, progressed new and planned facilities in Ghana and Tanzania, proactively managed site-specific environmental and safety matters, and achieved a major decharacterisation milestone in Brazil.

Energy transition: We continued to decarbonise our energy footprint, and reduce our greenhouse gas emissions and reliance on carbon-intensive fuels. Understanding climate-related vulnerabilities is essential in building resilience and we commissioned next-generation climate modelling to enhance the accuracy of our long-term scenario planning and support adaptive risk management.

Biodiversity: Our biodiversity programme continued to mature. It covers specialist work to align with ICMM's commitment to no net biodiversity loss against a 2020 baseline by the closure of current operations. This approach ensures our environmental planning not only meets regulatory requirements but also supports long-term ecological resilience.

Water: Multiple initiatives are underway to improve water efficiency, strengthen catchment partnerships and support communities affected by changing hydrological patterns. In 2026, our focus is on completing our 2025 and 2026 water stewardship projects to ensure goals are achieved and performance gains sustained. We will also explore development of unique, context-based, tailored water metrics, while integrating the final Consolidated Mining Standard Initiative (CMSI) requirements into our updated Water Management Standard to strengthen governance and align with emerging best practice.

***ASM**:* Rising gold prices and widespread informal trading have led to increased global ASM activity. Developing a sustainable, multi-stakeholder approach to ASM requires extensive collaboration across industries, governments and borders. Our aim is to contribute constructively to such initiatives and support long-term, people-centred solutions.

To read more on the above, see *Climate-related disclosure* (pages 75–87) and *Reporting on our sustainability performance* (pages 88–94) as well as the *2025 Sustainability Report*.

Related principal risks

- Major security threats (civil unrest, aggravated theft, terrorism)
- Cybersecurity breach or event
- Inability to manage interaction with ASM
- Failure to meet our human rights obligations
- Business integrity failure
- Failure to maintain social licence to operate
- Inability to attract and retain required skills and resources
- Failure to maintain integrity of tailings storage facilities
- Operational hazards with mass casualty potential
- Failure to deliver on operational and safety targets

Delivering on our strategy *continued*

Strategic focus areas *continued*

Maintain financial flexibility

Related strategic initiatives

- Implemented shareholder-focused capital allocation framework
- Cash conversion and working capital optimisation
- Maintain a leverage ratio of less than 1 times through the cycle

Related KPIs

- Total dollar shareholder returns (TSR)
- Adjusted net debt[APM] to adjusted EBITDA[APM]
- Free cash flow[APM]

Delivery/performance in 2025

Free cash flow[APM] tripled to $2.9bn in 2025. The Company moved into an adjusted net cash[APM] position of $879m giving us the strongest balance sheet in company history. We pursued a disciplined approach to capital deployment with $1.6bn in capital expenditure and $1.3bn returned to AngloGold Ashanti shareholders via dividend payments. At year end, approximately $4.4bn in liquidity was available, including cash and cash equivalents of $2.9bn.

To read more about our related performance, see the *CFO's report* (pages 35–37) and the *Financial review* (pages 38–50).

Related principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain sufficient resilience to external financial drivers
- Cybersecurity breach or event
- Inability to manage interaction with ASM (including illegal mining)
- Failure to meet our human rights obligations
- Failure to sustain or realise full potential of our Mineral Resource
- Failure to deliver on capital growth and development potential
- Business integrity failure
- Failure to maintain social licence to operate
- Inability to attract and retain required skills and resources
- Failure to maintain integrity of TSFs
- Operational hazards with mass casualty potential
- Failure to deliver on operational and safety targets

Drive operational excellence, optimise costs and capital expenditure

Related strategic initiatives

- Enhance cost and capital efficiency
- Continuously refine our operating model to optimise organisational effectiveness and boost productivity
- Enhance asset integrity and reliability
- Tracking performance relative to peers

Related KPIs

- Total cash costs[APM]
- All-in sustaining costs[APM]
- Capital expenditure

Delivery/performance in 2025

The continued rollout of our FAP programme and related initiatives delivered improved efficiencies and stronger cost performance during the year, helping to mitigate inflationary pressures. This strengthened cost predictability and enhanced the business's resilience to production disruptions.

Work is also underway to ensure an optimal organisational structure is in place to support ongoing strategic execution.

To read more about our related performance, see the *Regional reviews – operations and projects* (pages 51–62).

Related principal risks

- Major security threats (for example, civil unrest, aggravated theft, terrorism)
- Cybersecurity breach or event
- Failure to sustain or realise full potential of our Mineral Resource
- Inability to attract and retain required skills and resources
- Failure to maintain integrity of TSFs
- Operational hazards with mass casualty potential
- Failure to deliver on operational and safety targets

Delivering on our strategy *continued*

Strategic focus areas *continued*

Maintain long-term optionality

Related strategic initiatives

- Invest in asset development
- Prioritising Mineral Reserve development
- Strategic acquisitions

Related KPIs

- Additions to the total gold Mineral Reserve
- Additions to the total gold Mineral Resource
- Investment in Mineral Resource and Mineral Reserve development

Delivery/performance in 2025

We continued to invest in exploration and Mineral Resource to Mineral Reserve conversion to underpin long-term value creation. Significant exploration success has been achieved over the past five years with 23.1Moz being added to our gold Mineral Reserve, including acquisitions and before accounting for depletion.

In 2025, for the ninth consecutive year, AngloGold Ashanti recorded an annual increase in the gold Mineral Reserve before depletion (for continuing operations). This included a first time Mineral Reserve declaration at Merlin (Nevada) of 4.9Moz and a notable increase of 1.3Moz pre-depletion at Geita.

As part of our strategy to consolidate assets in southern Nevada, we completed the acquisition of Augusta Gold in October 2025.

At the end of 2025, we recorded an increased total gold Mineral Reserve to 36.5Moz and a increased total gold Measured and Indicated Mineral Resource to 68.0Moz year-on-year. Our total gold Inferred Mineral Resource declined to 49.3Moz year-on-year.

To read more about our related performance, see *Regional reviews – operations and projects* (pages 51–62) and *Exploration and planning for the future* (pages 63–65) in this report as well as the *2025 Mineral Resource and Mineral Reserve Report*.

Related principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain sufficient resilience to external financial drivers
- Failure to maintain integrity of TSFs
- Failure to deliver on capital growth and development potential

Improve portfolio quality

Related strategic initiatives

- Refine operating model
- FAP programme
- Acquisitions and disposals/closures

Related KPIs

- Gold production
- Recovered grade
- Volumes mined

Delivery/performance in 2025

Initiatives such as our FAP programme aim to enhance the quality and performance of our operating portfolio through asset-level improvements in mine planning, execution and cost management. In parallel refinement of the operating model is strengthening organisational effectiveness through clearer accountabilities, more efficient structures and improved decision making.

Portfolio quality was further enhanced through disciplined capital allocation. The acquisition of Augusta Gold consolidated our land position in Nevada, increasing long-term optionality in a Tier-One jurisdiction while the disposal of the Serra Grande mine reflected a continued focus on portfolio optimisation.

Gold production increased by 16% to 3.09Moz, reflecting improved operational performance across the portfolio – most notably at Obuasi and Siguiri – and the first full-year contribution from Sukari, supported by higher recovered grades and increased volumes mined. The average gold price received rose 45% to $3,468/oz.

To read more about our related performance, see the *Regional reviews – operations and projects* (pages 51–62).

Related principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Inability to manage interaction with ASM (including illegal mining)
- Failure to deliver on capital growth and development potential

CFO's report



Converting a higher gold price into cash, strengthening the balance sheet, and accelerating value delivery

Gillian Doran | Chief Financial Officer
16 March 2026

2025 marked a step-change in AngloGold Ashanti's financial performance and resilience. We did exactly what we set out to do; convert a stronger gold price into free cash flow[APM], maintain operating discipline, invest to sustain and grow the portfolio, and return meaningful capital to shareholders. The outcome was record cash generation, record earnings leverage, and the strongest balance sheet position in our history.

A constructive macro backdrop and strong execution to capture it

The global macro environment through 2025 remained complex. Growth proved resilient but slowed as trade barriers and policy uncertainty weighed on confidence. Central banks began easing policy, and the US dollar softened at times as markets priced in lower interest rates. Energy markets were supportive, with oil prices lower year-on-year, and inflation moderated in most of our operating jurisdictions, easing some pressure on input costs.

Against that backdrop, gold reasserted its role as a safe-haven asset. Our average gold price received[APM] rose sharply to $3,468/oz, up 45% year-on-year. This was a powerful tailwind, but the defining feature of 2025 was not the price itself; it was how effectively we translated that tailwind into sustainable cash generation and financial strength.

Record financial delivery – earnings and cash flow leverage

We delivered a record year across the income statement, cash flow, and balance sheet:

- Revenue increased to $9.9bn (2024: $5.8bn), driven primarily by the higher gold price and bullion sales
- Net income for the year rose 203% to $3.2bn (2024: $1.0bn)
- Adjusted EBITDA[APM] increased 129% to $6.3bn, reflecting production growth, cost leadership, and the higher realised price
- Profit attributable to ordinary shareholders increased 163% to $2.6bn, and basic earnings per share increased 123% to 519 US cps
- Net cash flow from operating activities increased 143% to $4.8bn
- Free cash flow[APM] reached a record $2.9bn, more than triple the prior year

These results demonstrate operating leverage in its best form: stronger margins flowing through to cash, supported by execution, working capital discipline, and capital allocation rigour.

Operational delivery: growth with reliability

We again delivered within guidance on the two fundamentals that define reliability in this sector: gold production and sustaining capital[APM].

Group gold production increased 16% to 3.1Moz, reflecting improved performance at several assets and the first full-year contribution from Sukari. This consistency matters – it underpins confidence that performance is repeatable through the cycle.

Cost performance: disciplined control in a moving input environment

We kept costs broadly flat in real terms. Total cash costs[APM] and AISC[APM] increased year-on-year, driven largely by external factors, most notably inflationary pressure and higher gold-price-linked royalties. Group total cash costs[APM] were $1,242/oz in 2025 (2024: $1,157/oz), and Group AISC[APM] was $1,709/oz (2024: $1,611/oz).

As the gold price rises, royalties increase in many jurisdictions by design, and our focus remains firmly on the controllables: productivity, recoveries, contractor performance and procurement discipline. We executed well, with continued emphasis on operational efficiency, cost leadership and FAP initiatives helping to offset input pressures and protect competitiveness.

CFO's report *continued*

Reflecting higher gold price environment and fiscal structures across our footprint, royalties paid in 2025 increased to $380m (2024: $207m).

Cash conversion: the defining outcome of 2025

Our 2025 story is ultimately a cash story. Record free cash flow[APM] of $2.9bn was driven by the higher gold price, higher sales volumes, including Sukari's full-year contribution, stronger cash receipts from Kibali, and underpinned by a continued focus on operational efficiency, working capital discipline and cost leadership.

We absorbed the expected headwinds of higher operating costs associated with increased volumes, inflation and price-linked royalties, higher contractor rates, increased taxation payments and stepped-up capital spend. This is the operating model we are building, not simply benefiting from price, but converting it into cash with discipline and consistency.

Capital allocation: disciplined investment plus meaningful shareholder returns

In 2025, total capital expenditure was $1.6bn, up 32% year-on-year, reflecting the first full-year inclusion of Sukari and continued investment to support asset integrity and long-term resilience. Sustaining capital[APM] was $1.14bn, delivered within guidance, while non-sustaining capital[APM] of $459m supported value-accretive growth initiatives. Our capital allocation framework is designed to balance a resilient balance sheet, disciplined reinvestment, and competitive shareholder returns, targeting a 50% payout of annual free cash flow[APM], subject to maintaining prudent leverage through the cycle.

Dividends of $1.80bn, or 357 US cents per share, were declared for 2025. The payout comprises 50% of free cash flow[APM] and an additional amount of $350m, providing additional direct returns to shareholders and highlighting continued confidence in the outlook for operating performance.

Balance sheet strength: the strongest position in our history

Strong cash generation translated into a decisive strengthening of the balance sheet. At year end, we reported an adjusted net cash[APM] position of $879m, compared to adjusted net debt[APM] of $567m at the end of 2024, and total liquidity of approximately $4.4bn, including ~$2.9bn in cash and cash equivalents. This financial strength matters because it increases resilience through commodity cycles and country volatility, enables disciplined and value-focused reinvestment in the portfolio rather than reactive capital decisions, and supports predictable and competitive returns to shareholders.

Portfolio actions and growth pipeline: improving quality and extending mine life

2025 reinforced the value of active portfolio management and disciplined growth. We continue to optimise the portfolio through acquisitions and divestitures to improve focus and enhance long-term value. In Nevada, acquisitions and exploration success have helped build a meaningful growth platform. We completed the acquisition of Augusta Gold in October 2025. Our Mineral Reserve and Mineral Resource base strengthened materially:

- Total Group gold Mineral Reserve increased to 36.5Moz at 31 December 2025 (up 17% year-on-year)
- Total Group gold Measured and Indicated Mineral Resource was 68.0Moz, and Inferred Mineral Resource was 49.3Moz

This Mineral Reserve and Mineral Resource performance supports mine life, optionality, and a credible long-term growth narrative, which is essential to providing confidence in a capital-intensive sector.

Taxes and host country value: sharing the benefits of performance

Strong performance translates into tangible benefits across our host countries. During 2025, we paid $2.66bn to host governments through a combination of direct and indirect taxes, royalties, dividends, profit-sharing arrangements and payroll taxes, more than double the amount paid in 2024. We expect tax payments to increase in 2026, consistent with the stronger earnings base created by our record 2025 financial performance. This is central to our licence to operate; we are not only a producer of gold but a long-term development partner in the jurisdictions where we operate. As we scale, we remain focused on raising the bar for governance, controls, and transparency, including continued enhancement of our financial control environment and cyber risk posture to support sustainable performance and scalable growth.

Embedding stronger financial reporting controls across our operations

The accuracy and integrity of financial reporting remain central to stakeholder confidence, and any control weakness identified is addressed with urgency as an opportunity to strengthen our control environment. During 2025, under the Audit and Risk Committee's oversight, management successfully remediated the previously reported material weakness relating to impairment controls over goodwill, intangible assets and long-lived assets, as well as all significant deficiencies identified during the 2024 year-end audit.

We have implemented the necessary controls and financial reporting disciplines in line with our internal control over financial reporting (ICFR) framework at Centamin during 2025, and while we are happy with the progress that has been made, certain elements are not yet fully aligned with the Group's ICFR standards, resulting in a new material weakness reported at the end of December 2025. A structured remediation programme, with defined corrective actions, accountable owners and clear timelines has been established and will be monitored on a quarterly basis to ensure timely and effective remediation.

Outlook: disciplined growth, disciplined costs, disciplined returns

We enter 2026 with strong momentum and a balance sheet positioned for optionality.

Operationally, we will continue to prioritise safety, asset reliability, disciplined mine plan delivery, and execution of the initiatives that sustain competitive costs and margins. Financially, we will maintain our capital allocation framework; invest to sustain and grow the portfolio, protect balance sheet strength, and deliver competitive returns consistent with cash generation and through-cycle leverage discipline.

In closing, 2025 was not just a year of strong gold prices; it was a year of strong delivery. We grew production, generated record free cash flow[APM], strengthened the balance sheet into net cash, and returned significant value to shareholders, while continuing to invest in the long-term health and growth of the business.

We are building a business that investors can trust through the cycle; reliable operations, disciplined capital allocation, and cash conversion that translates performance into enduring value.

CFO's report *continued*

Performance against guidance 2025

Growing margins and shareholder returns

		2025 guidance	2025 achieved	Performance drivers
Gold production (koz)	Group	2,900 – 3,225	3,091	Strong mining execution across operations supported by improved grades and plant recoveries
Group costs(1) ($/oz)	All-in sustaining costs APM	1,580 – 1,705	1,709	Higher royalty costs linked to the stronger average gold price vs budgeted gold price, inflationary pressures, partly offset by weaker currencies against the US dollar
	Total cash costs APM	1,125 – 1,225	1,242	
Group capital expenditure(1) ($m)	Total capital	1,620 – 1,770	1,600	Continued investment in the Group's long-term growth and sustainability
	Sustaining capital APM	1,085 – 1,185	1,141	Enhanced investment in Mineral Reserve development, alongside FAP initiatives
	Non-sustaining capital APM	535 – 585	459	Timing of spend in growth capital investment across key sites

(1) The Company has not provided quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts, as such, IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including those related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company could not reasonably predict at the time but which may have been material. Economic assumptions for 2025 guidance were as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl.

Cost and capital forecast ranges for 2025 were expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate inflation rate. Estimates assumed neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and were not reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have had material adverse effects on AngloGold Ashanti's future results and no assurance were given that any expectations expressed by AngloGold Ashanti would prove to be correct.

Financial review

Income statement ($m)

	2025	2024
A Revenue	**9,893**	**5,793**
Bullion sales	9,610	5,359
Concentrate sales	120	314
By-product revenue	163	120
B Cost of sales	**5,022**	**3,726**
Of which:		
Operating costs	3,231	2,665
Royalties	424	246
Amortisation	1,287	752
C Expenses	**595**	**395**
Of which:		
Corporate administration, marketing and related expense	(138)	(118)
Net impairment (reversal of impairment) and net loss on disposal and derecognition of assets	88	(58)
Exploration and evaluation	267	252
Other expenses	248	144
Associates and JV profit	(255)	(155)
D Taxation	**1,102**	**623**
Current tax	1,031	462
Deferred tax	71	161
Profit for the period	**3,174**	**1,049**
Of which:		
Basic earnings per share (US cents)	519	233
Headline earnings per share (US cents)	537	221
Of which equity shareholders received ($m)	2,636	1,004

Note: Our financial results are prepared in accordance with IFRS, see page 161 for further information. The detailed reconciliations of our APMs are set out on pages 237–256.

* See Note 1.4 of the audited annual financial statements included elsewhere in this annual report

Statement of financial position ($m)

	2025	2024 (restated*)
E Total assets	**15,078**	**13,230**
Of which:		
Tangible assets	8,515	8,512
Inventories	1,251	1,213
Cash and cash equivalents	2,905	1,425
F Total liabilities	**5,162**	**4,717**
Of which:		
Borrowings	2,044	1,984
Trade and other payables	1,015	963
Environmental rehabilitation provisions	729	700
G Total equity	**9,916**	**8,513**
Total return to shareholders	275 %	25 %
Total dividends per share (US cents)	357c	91c

Corporate transactions

Acquisition of Augusta Gold

On 23 October 2025, AngloGold Ashanti acquired all issued and outstanding shares of Augusta Gold at a cash price of C$1.70 per share of common stock. The total cash consideration of $158m included the provision of funds of $39m for the settlement of certain shareholder loans and transaction costs of $14m.

Sale of Doropo and Archean-Birimian Contact (ABC) projects

On 1 May 2025, AngloGold Ashanti completed the sale of its entire interest in the Doropo and Archean-Birimian Contact (ABC) projects in Côte d'Ivoire to Resolute Mining Limited for a total consideration of $162m, with $25m received as a cash payment, $103m as deferred consideration and $34m as contingent consideration, resulting in a loss on disposal of $47m.

Sale of Serra Grande

On 1 December 2025, AngloGold Ashanti completed the sale of Serra Grande to Aura Minerals Inc. (Aura) for a total consideration of $117m, with $73m received as a cash payment and $44m as contingent consideration.

Financial review *continued*

A Revenue *


Gold sold annually (koz)
2024
2,679
2025
3,105
0
2,000
4,000


Gold ounces sold 2025 (koz)
298
2,807
Non-managed
Managed


Average gold price received by managed operations ($/oz)
2024
2,393
2025
3,466
0
2,000
4,000


Gold sold from managed operations (koz)
507
Sukari
309
Tropicana
272
AGA Mineração
269
Obuasi
499
Geita
289
Siguiri
230
Sunrise
201
Iduapriem
178
Cerro Vanguardia
Serra Grande 53


Revenue from product sales ($bn)
2024
5.8
2025
9.9
0.0
5.0
10.0
15.0

Revenue from product sales increased 71% from $5.8bn in 2024 to $9.9bn in 2025 primarily due to a 45% increase in the average gold price received per ounce[APM] and an 18% increase in ounces sold. Also, by-product revenue increased 36% from $120m in 2024 to $163m in 2025, mainly due an increase in the average silver price received.

Gold ounces sold from managed operations grew 18% year on year while gold ounces from non-managed joint ventures fell 4% for the same period. The introduction of Sukari into the portfolio in 2024 contributed an incremental 463,000 ounces of gold sold in 2025.

Obuasi, in Ghana, had a strong year, mainly driven by a 13% improvement in average mill head grade, together with a 3% recovery uplift due to the stable plant performance, as well as 4% higher tonnes treated compared to 2024 when output was strained by multiple equipment breakdowns and poor ground conditions. This helped offset operational challenges at Iduapriem, also in Ghana, which experienced an unplanned seventeen-day plant shutdown in Q1 2025 to investigate and repair a tear in the lining of a tailing storage facility.

For the breakdown of average gold price received per ounce[APM], refer to *Alternative performance measures* (pages 237–256).

Around 80% of Group by-product revenue is generated from silver sales at the Cerro Vanguardia mine in Argentina. By-product revenue increased by 36% year on year mainly due to an increase in the average silver price received ($39/oz in 2025 versus $28/oz in 2024) despite lower ounces of silver produced. By-product revenue also benefitted from an increase in sulphuric acid sales in Brazil, primarily due to the resumption of operations at the Queiroz plant in 2024.

* *Revenue excludes income from equity-accounted joint ventures*

Financial review *continued*

B Cost of sales


Operating costs ($m)
2024
2,665
2025
3,231
0
2,000
4,000

Operating costs include salaries and wages, stores and other consumables, fuel, power and water, mining contractors, labour contractors and other expenses. Operating costs increased by $566m primarily due to higher labour, consumable stores, fuel power and water costs, and mining contractors' costs. The inclusion of Sukari (acquired in November 2024), contributed approximately $300m to the overall $566m increase to operating costs in 2025.


Royalties ($m)
2024
246
2025
424
0
200
400
600

Royalties, generally calculated as a percentage of revenue, increased from $246m in 2024 to $424m in 2025, primarily due to the increase in the average gold price received per ounce[APM] and gold sales. On average, a $100/oz move in the gold price attracts around $5/oz in royalties.


Total cash costs[APM] – 2025 vs 2024 ($/oz)
Market driven
Normalised
Controllable
+7%
-1%
1,157
40
67
3
-24
1,243
12
-4
1,251
12
-21
1,242
2024
Inflation
Royalty
Fuel price
Exchange
Flex Cost
Siguiri plant stoppage
Tropicana Rainfall
Normalised
Non-managed
Managed
2025

APM *Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*

*Total cash costs[APM] per ounce for the Group increased by 7% year-on-year to $1,242/oz in 2025 versus $1,157/oz in 2024. Total cash costs[APM] per ounce for managed operations rose 5% year-on-year to $1,252/oz in 2025 versus $1,187/oz in 2024, primarily driven by higher royalty costs linked to the stronger average gold price received per ounce[APM], which resulted in an estimated 6% increase in total cash costs per ounce[APM], and an estimated 3% rise in inflation driven by higher labour, stores and mining contractor costs. These impacts were partially offset by a favourable cumulative foreign currency exchange rate against the US dollar, which resulted in a 2% cost benefit.

Financial review *continued*

	2025		2024	
Inflation and exchange rates	**Local CPI [1]**	**Local FX: $ [2]**	**Local CPI [1]**	**Local FX: $ [2]**
USA	2.7%		2.9%	
Ghana	5.4%	13.3%	23.8%	(25.6%)
Argentina	31.5%	(35.8%)	117.8%	(210.2%)
Australia	3.3%	(2.3%)	2.4%	(0.7%)
Tanzania	3.6%	2.8%	3.1%	(7.9%)
Guinea	3.3%	(1.2%)	6.4%	(0.3%)
Egypt	12.3%	(8.6%)	24.1%	(47.6%)
Brazil	4.3%	(3.7%)	4.8%	(7.9%)
Colombia	5.1%	0.5%	5.2%	5.9%
Average inflation	**3.4%**		**6.6%**	

Information sourced from Bloomberg and not always up to current reporting date

(1) *Percentage change in respective index CPI (Consumer Price Index)*

(2) *Percentage variance of annual FX (foreign exchange) rate*

For AngloGold Ashanti, the realised inflation rate continued to decline, from 6.6% in 2024 to 3.4% in 2025. As inflation continues to keep an upward pressure on costs, AngloGold Ashanti continues to actively look for opportunities to mitigate cost impacts across its businesses.

Inflation across AngloGold Ashanti's operating regions were predominantly softer. Ghana, Argentina and Egypt all saw significant declines in their inflation rate, while the remaining regions in which AngloGold Ashanti has operations remained relatively stable.

The US dollar weakened against several currencies in 2025, though there were periods of fluctuation. The dollar's performance was largely driven by expectations of US Federal Reserve interest rate cuts, narrowing yield differentials with other major economies and US policy uncertainty.

For a reconciliation between cost of sales and total cash costs[APM] please refer to *Alternative performance measures* on pages 237–256.


Amortisation* ($m)
2024
752
2025
1,287
0
500
1,000
1,500

Amortisation increased from $752m in 2024 to $1,287m in 2025, mainly on tangible assets. The Sukari operation, which was acquired in November 2024, contributed $359m to this change, which includes amortisation on the fair value adjustments on tangible assets of $2.2bn. Also contributing to the change was additional amortisation of $34m at Iduapriem, primarily driven by higher deferred stripping amortisation from the Ajopa pit, and additional amortisation of $118m at Geita driven by the depletion of the Mineral Reserve following the increase in production and higher deferred stripping and heavy mobile equipment amortisation.

* *Refers to amortisation included in cost of sales only*

Financial review *continued*

C Expenses


Year-on-year movements ($m)
Share of associates and joint ventures' profit
Net impairment and net loss on disposal and derecognition of assets
Other expenses/income
+100
-146
-104
-200
-150
-100
-50
0
+50
+100
+150

Expenses increased by $200m from $395m in 2024 to $595m in 2025 mainly due to:

- Share of associates and joint ventures' profit increased by $100m from a profit of $155m in 2024 to a profit of $255m in 2025, mainly as a result of an increase in equity earnings of $90m at Kibali due to an increase in Kibali's gold income as a result of an increase in gold prices
- Net impairment and net loss on disposal and derecognition of assets increased by $146m from a gain of $58m in 2024 to a loss of $88m in 2025. In 2025, AngloGold Ashanti fully impaired exploration and evaluation costs of $98m relating to the Quebradona project in Colombia, given the heightened political climate and uncertainty regarding potential changes to mining and environmental policy. Also in 2025, AngloGold Ashanti completed the sale of its entire interest in the Doropo and ABC projects to Resolute Mining Limited for a total consideration of $162m, which resulted in a loss on disposal of $47m
- Other expenses increased by $104m, from an expense of $144m in 2024 to an expense of $248m in 2025. The increase during 2025 compared to 2024 was largely due to an increase of $39m for legacy TSFs, an increase of $11m in government and fiscal claims mainly in Brazil, increases in restructure costs of $29m relating to an organisational redesign, $33m in contract rate adjustments mainly in the Africa business units and $18m in business integration costs relating to Centamin. This was offset by lower care and maintenance costs of $24m

D Taxation


Taxation charge ($m)
2024
2025
623
1,102
0
500
1,000
1,500

The taxation charge increased from $623m in 2024 to $1,102m in 2025 due to an increase in current tax of $569m and a decrease in deferred tax of $90m. The increase in current tax was mainly due to the higher average gold price received[APM] and higher withholding taxes paid resulting from higher dividends declared. The decrease in deferred tax was mainly due to an increase in the amortisation charge at Geita in the current year, reducing the taxable temporary differences on assets, and the utilisation of tax losses at Obuasi without a corresponding taxable temporary difference (as a deferred tax asset was not recognised in the prior years), partially offset by the change in tax rates in future years due to the expiring of tax stability arrangements in Argentina and Ghana.

Financial review *continued*

E Tangible assets


Tangible assets ($m)
2024
8,512
2025
8,515
0
2,500
5,000
7,500

Tangible assets remained at $8.5bn in 2025. Additions during the year of $1.4bn, primarily in the form of capitalised mine development costs and assets under construction, as well as $0.2bn in exploration assets added as part of the Augusta Gold acquisition were primarily offset by $1.2bn in amortisation charges and $0.3bn of assets disposed of as part of the sales of the Serra Grande mine in Brazil and the Doropo and ABC projects in Côte d'Ivoire.


Inventory ($m)
2024
1,213
2025
1,251
0
500
1,000
1,500

The increase in inventory of $38m in 2025 is primarily due to a buildup of ore stockpile tonnes at Geita and Siguiri, partially offset by a reduction in inventory resulting from the sale of Mineração Serra Grande and a decrease in metal inventories at Iduapriem.


Cash and cash equivalents ($m)
2024
1,425
2025
2,905
0
2,000
4,000


Liquidity as at 31 December 2025 ($bn)
1.5
2.9
0
1
2
3
4
5
Unutilised portion of RCFs**
Cash and cash equivalents

** *US$1.4bn multi-currency RCF includes a capped facility of A$500m ($/A$0.667)*

At 31 December 2025, the balance sheet remained robust, with strong liquidity comprising the undrawn $1.4bn multi-currency RCF, the undrawn Siguiri $65m revolving credit facility, $5m of availability on the Geita $300m revolving credit facility, and cash and cash equivalents (net of bank overdraft) of approximately $2.9bn. Group liquidity was approximately $4.4bn at 31 December 2025.

Financial review *continued*

F Total liabilities


Borrowings ($m)
2024
1,741
243
1,984
2025
1,745
299
2,044
0
500
1,000
1,500
2,000
2,500
Bonds
RCFs


Bonds maturity schedule ($m)
2028
750
2030
700
2040
300
0
200
400
600
800


Environmental rehabilitation provision ($m)
2024
700
2025
729
0
250
500
750
1,000

The movement in the environmental rehabilitation provision is primarily attributed to the unwinding of the provision and the recognition of changes in estimates attributable to adjustments in global economic assumptions, alterations in mine plans affecting cash flows, and modifications in the designs for the closure of TSFs, as well as revised methodology following requests from environmental regulatory authorities, partially offset by utilisation of the provision.

Financial review *continued*

G Total equity


Leverage ratio
2024
0.21
2025
(0.14)
-0.5
0
0.5
1


Total shareholder returns (%)
2024
25
2025
275
0
100
200
300


Dividends declared ($m)
2024
439
2025
1,804
0
1,000
2,000

The balance sheet continues to be strong, providing AngloGold Ashanti with future flexibility to fund capital expenditure, dividends and potential acquisitions. At the end of 2025, adjusted net cash[APM] of $879m, and the adjusted net cash[APM] to adjusted EBITDA[APM] of -0.14 times is a strong indication that the Company is also able to meet its debt obligations.

The first full year of AngloGold Ashanti's new dividend policy, which is based on free cash flow, yielded a significant increase in total shareholder returns from 25% to 275%. Our share price on the NYSE opened the year at $23.72 per share and closed at $85.28, with dividends of 252 US cents per share paid in 2025.

An interim dividend for the three months ended 31 December 2025 of 173 US cents per share, or $875m, was declared. This payout comprises 50% of free cash flow[APM] plus an additional amount of $350m, providing additional direct returns to shareholders. Total dividends declared for 2025 is a record $1.8bn, or 357 US cents per share and represents 62% of free cash flow[APM] for 2025.



Sunrise Dam, Australia

Financial review *continued*

Statement of cash flows ($m)

Cash flow from/used in:	2025	2024
H Operating activities	**4,784**	**1,968**
Of which:		
Profit before taxation	4,276	1,672
Amortisation of tangible and right of use assets	1,286	751
Movements in working capital	(174)	(254)
Net taxation paid	(747)	(183)
Less		
I Investing activities	**1,180**	**762**
Of which:		
Capital expenditure on tangible and intangible assets	1,449	1,090
Acquisition of assets	158	—
Proceeds on disposal of subsidiary, net of cash disposed	(77)	—
Proceeds from disposal of other investments	(70)	—
Acquisition of subsidiary, net of cash acquired	—	(68)
Repayment of loans advanced to JVs	(161)	(149)
Other investments and assets acquired	3	30
Less		
J Financing activities	**2,104**	**727**
Of which:		
Dividends paid to external shareholders and distributions to non-controlling interests	1,871	244
Repayment of borrowings	245	909
Interest on borrowings	164	126
Proceeds from borrowings	(285)	(655)
Equals		
Net cash movement	1,500	479
Translation	(15)	(37)
Cash balance at the beginning of the year	1,397	955
Cash balance at the end of the year*	**2,882**	**1,397**

* *Comprises cash and cash equivalents of $2.905m (2024: $1,425m) less bank overdraft of $23m (2024: $28m).*

Movements in working capital	2025	2024
Increase in inventories	**(57)**	(78)
Increase in trade, other receivables and other assets	**(219)**	(182)
Increase in trade and other payables	**102**	6
	(174)	(254)



AGA Mineração, Brazil

Financial review *continued*

H Operating activities


Cash flow from operating activities ($m)
2024
1,968
2025
4,784
0
2,000
4,000

Cash flows from operating activities increased by $2,816m, or 143%, from $1,968m in 2024 to $4,784m in 2025. This increase in cash flows from operating activities was primarily due to an increase in cash generated from operations of $3,346m relating to increased revenue across AngloGold Ashanti's mining operations (driven by a higher average gold price received per ounce[APM]) and increased gold sales volumes, partially offset by an increase in net taxes paid of $564m, of which $90m related to the Brazil tax payment in connection with the prior period error (see *Note 1.4* of the audited annual financial statements included elsewhere in this annual report).

I Investing activities


Cash flow used in investing activities ($m)
2024
-762
2025
-1,180
-1,500
-1,000
-500
0

Cash flows from investing activities amounted to a net outflow of $1,180m in 2025, $418m, or 55%, higher than an outflow of $762m in 2024. This increase was largely due to an increase in capital expenditure on tangible and intangible assets of $359m, the acquisition of Augusta Gold for $158m in October 2025 and $68m less net cash acquired from the 2024 acquisition of Centamin, partially offset by $25m in proceeds received from the sale of the entire interest in the Doropo project in Côte d'Ivoire, $52m in net proceeds received on the sale of Serra Grande, $70m received on the disposition of the Company's investment in G2 Goldfields Inc. (G2) and less investment in other assets (primarily the Company's investments in G2 during 2024).

J Financing activities


Cash flow used in financing activities ($m)
2024
-727
2025
-2,104
-3,000
-2,000
-1,000
0

Cash flows from financing activities in 2025 amounted to a net outflow of $2,104m which is a change of $1,377m from a net outflow of $727m in 2024. This increase in outflow was mainly due to higher dividends paid to external shareholders of $1,111m and higher distributions to non-controlling interests of $517m, increased finance costs on borrowings of $38m, partially offset by lower repayments on borrowings of $664m.

Financial review *continued*

Free cash flow APM


Free cash flow APM – 2025 vs 2024 ($m)
956
3,013
1,044
80
45
-790
-564
-359
-517
2,908
2024
Price
Sales volume
Working capital
Receipts from Kibali
Operating costs
Taxes
Capital
Distributions paid to non-controlling shareholders
2025

Free cash flow APM for 2025 of $2.908bn was significantly ahead of $956m in 2024, an outperformance of 204%. The primary driver is a higher gold price, averaging $1,073/oz above the prior year, which contributed approximately $3.0bn to free cash flow APM. Additional support is from higher gold sales of $1.0bn driven by the inclusion of Sukari into the portfolio, higher cash receipts from Kibali of $45m, and a working capital release of $80m, largely due to higher trade payables.

These gains were partially offset by a $790m increase in operating costs, primarily the result of higher volumes, inflation and price-linked royalties, higher contractor rates, higher indirect taxes, elevated costs tied to legacy TSFs and governmental fiscal claims, as well as restructuring, corporate and exploration spend. In addition, cash taxes increased by $564m with higher profitability, and capital spend increased by $359m as planned, particularly to support the integration of Sukari. Distributions to non-controlling interests were also $517m higher year-on-year, reflecting Sukari's full-year inclusion.

Financial review *continued*

Converting increase in gold price to additional shareholder returns


Cash flow from operations
Operational excellence
Sustaining capital expenditure APM
Safe, stable operations
Robust balance sheet
< 1.0 x Adj. net debt APM / Adj. EBITDA APM
Base dividend
(Minimum payout $0.125 per quarter)
50% of free cash flow APM
Growth capital expenditure APM
(Investing in future low-cost growth)
Top up dividend
(payout to achieve 50% free cash flow APM target)
Excess cash optionality
Additional dividends
Additional returns to shareholders
Long-term debt reduction
Potential share buybacks
Under supportive market conditions


Free cash flow APM and dividend declared ($m)
Dividend policy change
956
439
2,908
1,804
2024
2025
Free cash flow APM
Dividend declared

Dividend policy

The Board approved a revised dividend policy at the beginning of 2025 aimed at delivering enhanced and sustainable shareholder returns. Under the new policy, AngloGold Ashanti is targeting a 50% payout of free cash flow^APM, where free cash flow^APM is defined as operating cash flow less capital expenditure, subject to maintaining an adjusted net debt^APM to adjusted EBITDA^APM ratio of 1x. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions paid to non-controlling interests.

Additionally, the revised policy introduced a base dividend of $0.50 per share per annum, payable in quarterly increments of $0.125 per share. This base dividend represents the minimum payout ensuring a stable return to shareholders through commodity price cycles. This policy reflects the Company's commitment to strong capital discipline, financial resilience, and the delivery of long-term value to shareholders, while providing greater predictability and downside protection in varying market conditions. The new policy is an important part of a balanced capital allocation framework. The leverage target — a maximum of 1x adjusted net debt^APM to adjusted EBITDA^APM, through the cycle — remains unchanged, as does ensuring a well capitalised portfolio and the ability to fund growth projects.

Financial review *continued*

Group guidance 2026 and 2027

		2026	2027
Gold production (koz)	**Total gold production**	**2,800 – 3,170**	**2,850 – 3,220**
	Managed operations	2,530 – 2,860	
	Non-managed joint ventures	270 – 310	
	Africa	1,890 – 2,150	
	Australia	495 – 555	
	Americas	415 – 465	
Costs (1) ($/oz)	**All-in sustaining costs APM**	**1,780 – 1,990**	**1,780 – 1,990**
	Managed operations	1,825 – 2,050	
	Non-managed joint ventures	1,355 – 1,460	
	Africa	1,780	
	Australia	2,100	
	Americas	1,725	
	Total cash costs APM	**1,315 – 1,430**	**1,315 – 1,430**
	Managed operations	1,335 – 1,455	
	Non-managed joint ventures	1,135 – 1,225	
	Africa	1,300	
	Australia	1,815	
	Americas	1,190	
Capital expenditure (1) ($m)	**Total capital expenditure**	**1,825 – 1,975**	**2,000 – 2,200**
	Managed operations	1,640 – 1,770	
	Non-managed joint ventures	185 – 205	
	Sustaining capital expenditure APM	**1,040 – 1,140**	**1,040 – 1,140**
	Managed operations	985 – 1,075	
	Non-managed joint ventures	55 – 65	
	Non-sustaining capital expenditure APM	**785 – 835**	**960 – 1,060**
	Managed operations	655 – 695	
	Non-managed joint ventures	130 – 140	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts, as such, IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.

Outlook economic assumptions for 2026 and 2027 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and a gold price of approximately $4,250/oz.

Cost and capital forecast ranges for 2026 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate inflation rate. Costs and capital forecast ranges for 2027 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's Annual Report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC.

Regional reviews – operations and projects

Africa

Africa is home to six of our operations. Our managed operations are in Egypt, Ghana, Guinea and Tanzania. In the DRC, Kibali is managed by Barrick, our joint venture partner.

Location of our Africa operations


Guinea
Siguiri (85%)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Democratic Republic of the Congo (DRC)
Kibali (45%)
Tanzania
Geita
Legend
Operations

Greenfield exploration is currently underway in Egypt and Tanzania with brownfield exploration being conducted at all our African operations. To read about our exploration activities in Africa, see *Exploration and planning for the future* (from page 63).

At the end of 2025, our Africa operations accounted for:

- A gold **Mineral Reserve** of 22.6Moz, equivalent to 62% of our total gold Mineral Reserve (2024: 22.6Moz; 72%)
- A gold **Measured and Indicated Mineral Resource** of 26.8Moz, equivalent to 40% of our total gold Measured and Indicated Mineral Resource (2024: 26.4Moz; 39%)
- A gold **Inferred Mineral Resource** of 23.6Moz, equivalent to 48% of the Group total gold Inferred Mineral Resource (2024: 23.8Moz; 43%)

Our FAP programme continues to deliver across our Africa operations, contributing to operating predictably, driving cash flows and improving the long-term value of our business. We continuously monitor improvements in the fundamental drivers at each site such as mining volumes, recoveries and development rates, which, if enhanced, will boost production and should improve cash flows.


Obuasi, Ghana

Regional reviews – operations and projects *continued*

Africa

2025 at a glance

Gold produced [1] [2]

2.05Moz

equivalent to 66% of total Group production

(2024: 1.56Moz; 59%)

Total cash cost APM [1] [3]

$1,177/oz

(2024: $1,157/oz)

People employed on average at managed operations

24,911

including 16,101 contractors

(2024: 24,942; 15,951)

TRIFR

0.52

injuries per million hours worked

(2024: 0.49)

Invested in communities [1]

$21.91m

(2024: $14.34m)

Productivity [1]

12.19

oz per total employee costed

(2024: 12.31)

Operating cash flow APM [1]

$3.13bn

(2024: $1.57bn)

Capital expenditure [1]

$1,135m

(2024: $814m)

Scope 1 and 2 GHG emissions (CO_2e)

1,211kt

(2024: 894kt)

(1) Includes Kibali
(2) 2025 production: Africa managed operations 1.746Moz and Kibali: 303,000oz (2024: Africa managed operations: 1.254Moz and Kibali: 309,000oz)
(3) 2025 total cash costs APM: Africa managed operations: $1,182/oz and Kibali: $1,148/oz (2024: Africa managed operations: $1,212/oz and Kibali: $935/oz)

Gold production (000oz)


2021 1,464
2022 1,685
2023 1,580
2024 1,563
2025 2,049

Productivity (oz/total employee costed)


2021 15.54
2022 16.00
2023 13.95
2024 12.31
2025 12.19

TRIFR (injuries per million hours worked)


2021 0.61
2022 0.33
2023 0.39
2024 0.49
2025 0.52

Cost performance ($/oz)


2021 914 1,164
2022 972 1,233
2023 1,065 1,440
2024 1,157 1,598
2025 1,177 1,600
Total cash costs
All-in sustaining costs

Regional reviews – operations and projects *continued*

Africa

Performance by operation

Geita

Gold production rose 2% year-on-year to 492,000oz in 2025 (2024: 483,000oz). The lift in production was mainly driven by a 8% improvement in head grade to 3.26 g/t, reflecting increased tonnes and higher-grade ore from the Nyamulilima Cut 2 open cut mine.

The improved grade more than offset a 1% drop in metallurgical recovery and a 4% decrease in tonnes treated due to several periods of limited operation, for unplanned maintenance and during periods of post-election incidents.

The total cash cost[APM] increased by 5% to $1,038/oz ($984/oz in 2024), mainly due to higher direct operating costs, including higher contracting costs and additional expenditure on fleet and processing plant maintenance.

Geita's transition to Tanzania's national electricity grid, TANESCO, which is ~45% supplied by renewable energy sources, was stabilised during the year. By year end, grid availability was at 90%.

FAP projects during the year included the successful introduction of tele-remote bogging from surface during shift changes to improve mining productivity.

In the second half of 2025, the Company allocated an additional $15m a year for exploration at Geita over a three-year period, targeting growth in the Mineral Reserve to increase mine life from the current level of seven years to more than 10 years at gold production rates of approximately 500,000oz per year.

A conceptual study on expansion of the processing plant indicated gold production could be lifted to approximately 600,000oz a year for at least a decade while optimising mining rates in the underground mines and the open pit. A detailed feasibility study was initiated in Q4 2025 and is expected to be completed by 2027.

The proposed expansion has been underpinned by additions to the Mineral Reserve from the Nyamulilima open cut and Nyankanga underground mines, along with the availability of significant lower stockpiles generated by the site's grade streaming strategy.

Geita's net VAT receivable closing balance at 31 December 2025 was $171m (2024: $163m), up from the prior year mainly due to new claims submitted. The offsetting of verified VAT claims against corporate tax payments partially alleviated this, with $95m of verified VAT claims being offset against the corporate tax liability in 2025.

Siguiri

Gold production increased year-on-year to 289,000oz in 2025 (2024: 273,000oz) at a total cash cost[APM] of $1,783/oz (2024: $1,703/oz) despite a 43-day plant stoppage in the second half to address seepage on a section of the south wall of the TSF due to significant rainfall.

The 6% increase in production reflected a significant improvement in metallurgical recovery from 85% in 2024 to 91% in 2025 due to plant efficiency improvements including carbon management, oxygen injection and automated sampling.

The 5% increase in total cash cost per ounce[APM] was mainly due to higher plant maintenance costs to complete maintenance during the 43-day plant shutdown and higher royalties, partially offset by higher gold production.

A strategic asset review delivered optimised pit sequencing and staging, which along with a focus on drill and blast activities, contributed to an increase in mining volumes, with mining largely taking place in the Siraya pit in Block 2 and the Kami and Kosise pits in Block 1.

The processing plant treated 10.8Mt in 2025, 3% down on 2024 throughput due to the processing stoppage from mid-August to the end of September.

Processing was halted to suspend deposition of tailings while seepage on a section of the south wall of the TSF was addressed following significant rainfall. A project to buttress the perimeter of the TSF was making good progress at year end. While remediation work was being carried out, tailings were deposited in the mined-out Silikoro pit.

AngloGold Ashanti's FAP methodology was applied to collaborative work with the community on a long-term Social Economic Development Plan to strengthen the site's social licence to operate.

Initiatives included literacy training, construction of a ring road, the roll out of AngloGold Ashanti's successful malaria programme, mobile health care and scholarship programmes.

Iduapriem

Gold production dropped by 16% to 199,000oz in 2025 from 237,000oz in 2024 due to an unplanned 17-day plant shutdown in Q1 2025, a reduction in recovered grades and power supply interruptions.

The plant was shut down and tailings deposition suspended while a tear in the lining of the Beposo TSF was investigated and repaired. Recovered grades were lower in 2025 following depletion of the higher-grade Cut 2B and Block 5 pits in 2024. This was partially offset by the contribution of higher-grade ore in the second half when the Block 7/8 Cut 1 pit came on stream.

Input from a strategic asset review addressed staging of the open pits and lifting mining volumes, which had improved and stabilised by year end.

The TSF-related plant shutdown and power interruptions reduced processing plant throughput for the year by 5% to 5.1Mt.

The 16% drop in gold production impacted the total cash cost[APM] which increased by 33% to $1,482/oz in 2025 compared with $1,118/oz in 2024. Costs were also impacted by increased expenditure on the Beposo TSF, higher mining contractor and maintenance costs and higher production taxes and royalties.

Obuasi

Gold production increased significantly to 266,000oz in 2025 (2024: 221,000oz) in line with the ramp up plan.

The hybrid mining approach, combining underhand drift and fill methods for higher grade areas in the mine with conventional sub-level open stoping, was successfully embedded, with higher underground ore tonnes mined in 2025 at higher milled grades due to lower dilution.

Stoping performance improved following an FAP project that introduced a second Epiroc Easer-L. This additional machine accelerated slot opening and increased the total number of active stopes.

Regional reviews – operations and projects *continued*

Africa

Other FAP mining projects include construction of an underground workshop to reduce the need to tram equipment to surface, the introduction of tele-remote loading from surface during shift changes and new ventilation raises to open up new mining fronts for development. Commissioning of material handling infrastructure as part of the Kwesi Mensa Shaft refurbishment will be completed in the second half of the year.

Processing plant recoveries improved by 3% year-on-year to 89%, supported by the installation of a second flash cell and processing of higher-grade ore. Tonnes treated was slightly up and the average mill head grade was 13% higher in 2025 relative to the previous year.

The total cash cost^APM increased by 9% to $1,325/oz (2024: $1,214/oz) due to increased contractor costs, elevated consultant and maintenance expenditure and higher labour costs.

Sukari

In its first full year under AngloGold Ashanti ownership, Sukari produced 500,000oz at a total cash cost ^APM of $783/oz.

The operation exceeded plan with improved ore production from the underground mine and improved open pit volumes and grades. The processing plant treated 12.18Mt of ore at a head grade of 1.37g/t and a recovery of 89%, all in line with, or slightly better than, plan.

FAP initiatives at the site during the year focused on rationalising and upgrading the mining fleet, introducing larger truck trays underground, shortening open pit waste haulage and optimising grade control. Waste stripping in the open pit was prioritised in 2025 to set up mining areas in 2026.

The integration of Sukari has been successfully completed.

The total cash cost^APM was positively impacted by the higher processed grade and higher gold production. Operational cost improvements included the impact of newly implemented contracting strategies and lower ammonium nitrate prices, both of which reduced direct mining costs. Further efficiencies were achieved through operational optimisation and productivity improvements.

Kibali

Attributable production was 303,000oz at a total cash cost^APM of $1,148/oz in 2025 compared to 309,000oz at a total cash cost^APM of $935/oz in 2024. The 2% decrease in gold production reflected a 2% drop in tonnes treated and a lower head grade of 2.79g/t compared to 2.82 g/t in 2024.

Gold production was slightly lower year-on-year mainly due to a 2% decrease in tonnes treated due to a shutdown overrun and equipment availability issues, partly offset by higher open pit recovered grades.

Total cash cost^APM per ounce increased by 23%, mainly due to higher operating costs resulting from higher consumable and mining costs, higher gold royalties resulting from the higher gold price and lower gold production.

Priorities 2026

Operations

- At **Obuasi,** the ramp up will continue, with an ongoing focus on building development capacity, completion of the underground workshop and additional tele-remote equipment to augment material handling capacity
- At **Siguiri,** development of the Block 3 mining area has been approved and permitting was nearing completion in the first half of 2026. Access road construction is underway. Remediation work on the TSF will continue, following the seepage event in the second half of 2025. In parallel, a feasibility study on a new tailings dam will be completed. Work to upgrade the gravity circuit in the processing plant is expected to begin late in the first half of 2026
- At **Geita,** exploration targeting 60% growth in the Mineral Reserve will continue alongside a detailed feasibility study on a processing plant expansion to underpin a lift in production to ~600,000oz a year for at least a decade. The study is expected to be completed in 2027
- At **Sukari,** design work was underway in early 2026 on stage seven of TSF 2. The site will also construct a third dump leach facility during the year
- At **Iduapriem,** FAP work will focus on improving maintenance, increasing mining productivity and optimising the fleet management system


18
Sukari, Egypt

Regional reviews – operations and projects

Americas

At year end, our Americas region hosted two of our operations – one in Argentina and one in Brazil – as well as one greenfield project in Colombia. Significant greenfield development is also underway in Nevada, in the United States.

Location of our Americas operations and projects


Colombia
La Colosa (c)
Quebradona
Brazil (d)
AGA Mineração
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects

Notes:

(a) Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits

(b) Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through the acquisition of Augusta Gold in October 2025

(c) Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.

(d) Serra Grande was sold in December 2025

Operating sites in our Americas region are Cerro Vanguardia (Argentina) and AGA Mineração (Brazil). The sale of a third operation, Serra Grande (Brazil), was concluded in December 2025. AGA Mineração comprises the Cuiabá and Córrego do Sítio (CdS) mining complexes. The Cuiabá complex includes the Cuiabá and Lamego mines, as well as the Queiroz gold plant.

In Colombia, our portfolio includes the Quebradona project in the department of Antioquia and La Colosa, in the department of Tolima.

In the United States, where exploration and studies are ongoing, our greenfield concessions include the Arthur Gold Project and North Bullfrog project. For more detail on our exploration activities in the Americas, see *Exploration and planning for the future* (from page 63).

At the end of 2025, our Americas region, including projects, accounted for:

- A gold **Mineral Reserve** of 11.6Moz, equivalent to 32% of our total gold Mineral Reserve (2024: 6.3Moz, 20%)
- A gold **Measured and Indicated Mineral Resource** of 36.8Moz, equivalent to 54% of our total gold Measured and Indicated Mineral Resource (2024: 36.3Moz, 54%)
- A total gold **Inferred Mineral Resource** of 22.1Moz, equivalent to 45% of our Group total Inferred Mineral Resource (2024: 27.9Moz, 51%)

Of this, our Colombia and Nevada projects together accounted for a gold Mineral Reserve of 9.0Moz (2024: 3.7Moz), a Measured and Indicated Mineral Resource of 31.6Moz and an Inferred Mineral Resource of 16.8Moz (2024: 30.9Moz and 21.6Moz respectively).



Nevada, United States

Regional reviews – operations and projects *continued*

Americas

2025 at a glance

Gold produced
505,000oz
equivalent to 16% of total Group production
(2024: 526,000oz; 20%)

Total cash cost APM
$1,195/oz
(2024: $1,027/oz)

People employed on average (1)
10,250
including 4,876 contractors
(2024: 8,509; 3,501)

TRIFR
1.48
injuries per million hours worked
(2024: 1.80)

Invested in communities
$4.00m
(2024: $5.13m)

Productivity
7.23
oz per total employee costed
(2024: 9.50)

Operating cash flow APM
$662m
(2024: $378m)

Capital expenditure
$236m
Additional $42m invested in projects
(2024: $209m; $38m)

Scope 1 and 2 GHG emissions (CO_2e)
157kt
(2024: 147kt)

(1) *Excludes 748 project employees (2024: 717)*


Gold production
(000oz)
2021
2022
2023
2024
2025
493
513
502
526
505


TRIFR
(injuries per million hours worked)
2021
2022
2023
2024
2025
3.55
2.33
2.11
1.80
1.48


Productivity
(oz/total employee costed)
2021
2022
2023
2024
2025
8.74
8.60
8.84
9.50
7.23


Cost performance
($/oz)
2021
832
1,455
2022
956
1,549
2023
1,122
1,710
2024
1,027
1,514
2025
1,195
1,741
Total cash costs
All-in sustaining costs

Regional reviews – operations and projects *continued*

Americas

Performance by operation

Cerro Vanguardia

Gold production was slightly higher year-on-year at 179,000oz in 2025 (2024: 175,000oz) due to higher recovered grades and an increase in tonnes treated. Silver production was 3.3Moz, or 37,317 gold equivalent ounces.

The total cash cost[APM] increased by 14% to $1,227/oz (2024: $1,073/oz) reflecting cost increases in consumables and increased royalties linked to the higher gold price, partially offset by a weaker Argentinian peso, higher by-product revenue (silver) and higher gold production.

Processing plant throughput of 1.25Mt and gold recovery of 95.5% were steady year-on-year.

Gold production of 179,000oz included 34,000oz of heap leach production, which was 10% higher than the previous year, following a FAP project involving the releaching of material on the slopes of the heap leach pad.

Other FAP projects included installation of a particle size analyser and online cyanide dosing system to further improve gold and silver recoveries in the processing plant, insourcing of development and introduction of a fleet management system along with increased truck payloads to improve productivity in the underground mine.

During the year, drilling at the Michelle project, northwest of the mine, delivered encouraging results from several vein targets in the southern area of lease. Reverse circulation (RC) drilling was conducted at the Vanguardia 2 and El Trio targets to gain data to assess heap leach potential.

AGA Mineração

Gold production from the Cuiabá complex was slightly higher at 273,000oz in 2025 (2024: 271,000oz) at a total cash cost[APM] of $976/oz (2024: $876/oz).

Following the successful restart of the Queiroz plant in September 2024, gold production is now recorded upon refining and pouring at the plant, rather than at the shipment of gold concentrate.

Gold production remained steady with an improvement in total tonnes treated, offsetting a drop in head grade and a decline in recoveries related to the return to bar production.

The 14% increase in total tonnes treated to 1.6Mt (2024: 1.4Mt) comprised 1.4Mt of Cuiabá ore and 196kt of concentrate. This compared to 663kt of ore and 765kt of concentrate in 2024.

FAP initiatives related to improving underground development and truck payload availability contributed to a significant increase in tonnes mined at Cuiabá and Lamego.

Focused exploration on Viana, VQZ and the main orebodies continued during 2025 with the aim of doubling the Mineral Reserve by 2028.

All TSF structures are fully compliant with applicable legal requirements and have been certified by external consultants and validated by Brazil's National Mining Agency.

The 11% increase in total cash cost[APM] in 2025 reflected a combination of macro-economic factors and operational drivers. Volume-related increases in underground mining costs and increases in maintenance costs were partially offset by a weaker Brazilian real relative to the US dollar and increased by-product revenue.

Priorities 2026

- At **Cerro Vanguardia**, exploration of the Michelle property will continue to assess potential to extend mine life beyond 2030. A project to achieve secondary recovery from the heap leach pads will continue
- At **AGA Mineração,** FAP work will focus on increasing the capacity of the Cuiabá plant from 1.4Mtpa to 2.0Mtpa to deliver 200ktpa of concentrate to the Queiroz plant. Mine plans will be optimised so as to unlock ~1.9Mtpa of ore from Cuiabá and Lamego, while work will continue on underground mining productivity



AGA Mineração, Brazil

Regional reviews – operations and projects *continued*

Americas

Nevada projects

In the United States, the North Bullfrog project and the Arthur Gold Project are being advanced in southern Nevada, near the town of Beatty. These greenfield projects are collectively referred to as the Nevada projects.

In October 2025, AngloGold Ashanti completed the acquisition of Augusta Gold, further consolidating its landholding within the district, and unlocking synergies across permitting, infrastructure and development sequencing.

The Nevada projects area has a total gold Mineral Reserve of 6.4Moz, Measured and Indicated Mineral Resource of 6.1Moz and Inferred Mineral Resource of 9.6Moz.

North Bullfrog

North Bullfrog is expected to be the first of AngloGold Ashanti's projects to enter gold production in Nevada.

Following completion of a feasibility study, the project advanced into the detailed engineering phase in November 2024, which was approximately 70% complete at the end of 2025.

North Bullfrog is currently expected to produce an average of 105,000oz of gold annually during the first five years of operation, and an average of 76,000oz annually at an AISC of $934/oz over its anticipated 11-year mine life. Project capital (real terms) is expected to be $480m.

Permitting activities are well underway. In response to public feedback the project team has developed a plan to significantly reduce water usage, supporting the permitting process and reinforcing the company's commitment to responsible environmental stewardship.

A final investment decision is anticipated in the second half of 2026 and, subject to permitting, construction is scheduled to start in 2027.

In addition to establishing a new production base, North Bullfrog is expected to play a significant role in building a dedicated project development team and enhancing understanding of permitting and construction processes in the region.

Arthur Gold Project

Previously known as Expanded Silicon, the Arthur Gold Project comprises the Silicon and Merlin deposits.

With the completion of the pre-feasibility study (PFS) at year end, an initial Probable Mineral Reserve of 4.9Moz of contained gold (88Mt at 1.75 g/t) and 7.8Moz of contained silver (88Mt at 2.76g/t) was reported as at 31 December 2025 for the Arthur Gold Project. This supports an initial nine-year mine life with an estimated average annual production of approximately 500,000oz.

Project capital expenditure (real terms) is forecast at $3.6bn.

The Arthur Gold Project is anticipated to have a structurally competitive cost profile, with an AISC[APM] per ounce estimated at $954/oz (real terms). More than 95% of the mineralisation is hosted in oxide material, making it amenable to bulk mining methods and conventional processing.

It is anticipated that mining will employ conventional open-pit methods with electric rope shovels and ultra-class haul trucks.

The width of the ore zones and simple pit geometry should allow for wide mining benches and efficient, straightforward mining layouts.

Pit phasing is designed to target higher-value, near-surface material early in the mine life to accelerate payback.

The development plan envisions an integrated operation comprising a 7Mtpa carbon-in-leach processing facility and a 5.5Mtpa crushed heap-leach circuit.

To promote environmental stewardship, the Arthur Gold Project is planned to use filtered, dry-stacked tailings for enhanced water conservation.

In addition to the Mineral Reserve, the Merlin deposit hosts a gold Indicated Mineral Resource of 1.0Moz and a gold Inferred Mineral Resource of 5.5Moz as at 31 December 2025. Merlin also has a silver Indicated Mineral Resource of 2.0Moz and a silver Inferred Mineral Resource of 13.7Moz.

Arthur is a large-scale, continuous gold system with broadly disseminated mineralisation and high-grade vein systems with thicknesses reaching about 150m. The mineralised footprint is extensive, measuring approximately 2.7km by 1.3km.

Arthur Gold Project PFS – summary of key metrics	
Initial Mineral Reserve @ $1,950/oz	88Mt @ 1.75g/t for 4.9Moz
Gold produced	c. 4.5Moz
Ore tonnes	c. 12.75Mtpa
Initial life of mine	c. 9 years
Average annual production	c. 500,000oz
LOM total cash cost[APM]	c. $778/oz
LOM AISC[APM]	c. $954/oz
Project capital expenditure*	c. $3.6bn

* *The Pre-Feasibility Technical Report Summary for the Arthur Gold Project (PFS) has been filed as an exhibit to the Company's Annual Report on Form 20-F for the financial year ended 31 December 2025, filed with the SEC. Arthur Gold Project Mineral Reserve and Mineral Resource estimates are presented as at 31 December 2025, unless otherwise stated, and economic estimates presented are calculated based on the Mineral Reserve declared in the PFS only, exclusive of Mineral Resource.*

The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP forward-looking information shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts, as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items.

Looking ahead

North Bullfrog

- Complete detailed engineering design during 2026
- Progress permitting processes

Arthur Gold Project

- The PFS report is expected to be presented to the Board for approval to transition to the feasibility study phase in June 2026
- Infill drilling is ongoing to convert the Mineral Resource into an additional Mineral Reserve by the end of 2026 and to support additional technical studies
- Priority targets include the connection between the Merlin and Silicon deposits, the expansion of Merlin to the west, and extension of Silicon down dip and to the north
- Feasibility level environmental, hydrogeological and community baseline studies will continue during 2026

Regional reviews – operations and projects *continued*

Americas

Corporate activity in the Americas region

Córrego do Sítio (CdS)

The CdS operation remains on care and maintenance with continuous evaluation of alternatives to restart the operation with optimised costs. The TSFs are fully compliant with applicable legal requirements and have been certified by external consultants and validated by the ANM (National Mining Agency in Brazil).

Augusta Gold

On 23 October 2025, AngloGold Ashanti completed the acquisition of Augusta Gold for a total cash consideration of $158m. This acquisition further consolidates our landholding within the Beatty district, Nevada, and unlocks synergies across permitting, infrastructure and development sequencing.

Serra Grande

The Serra Grande mine was sold to Aura effective 1 December 2025.

In the 11 months to 30 November 2025, Serra Grande produced 53,000oz compared with 80,000oz for the full year in 2024. Along with the reduced period of gold production, recovered grade was 21% lower at 1.89g/t compared with 2.39g/t in 2024, in line with the mine plan. The Serra Grande processing plant treated 874,000t in 2025, 16% lower than the previous year due to the impact of the sale to Aura and ore availability from the mine. The total cash cost[APM] was $2,165/oz (2024: $1,411/oz), reflecting lower gold production and higher end-of-life fleet maintenance costs.

Quebradona

In June 2025, the Colombian government issued Resolution No. 855 of 2025, declaring a temporary renewable natural resources reserve zone (which is a form of environmental protected area) over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the Quebradona project is located.

Resolution No. 855 restricts mining activities for three years (extendable for a further two years) while authorities may conduct technical studies regarding the conservation value of the area and subsequently determine whether to convert the area to a permanent protected area or to withdraw the temporary designation. No new environmental permits or licences may be issued as long as Resolution No. 855 is in force, though it expressly provides that existing concessions, permits and licences must be respected. In light of the impact of Resolution No. 855 on the Quebradona project, in December 2025, AngloGold Ashanti lodged an annulment and redress claim against Resolution No. 855 before the Colombian courts, which is currently pending the Court's admission.

An indicator of impairment was identified for the Quebradona project. Given the heightened political uncertainty and uncertainty regarding potential changes to mining and environmental policy in Colombia, AngloGold Ashanti fully impaired exploration and evaluation costs of $98m relating to the project.



AGA Mineração, Brazil

Regional reviews – operations and projects

Australia

AngloGold Ashanti has two mining operations, Sunrise Dam and Tropicana, in the north-eastern goldfields of Western Australia. Sunrise Dam is wholly owned, while Tropicana is a joint venture between AngloGold Ashanti (manager with 70%) and Regis Resources Ltd (30%).

Location of our Australia operations


Western Australia
Sunrise Dam
Tropicana (70%)
Legend
Operations

In Australia, greenfield exploration is being conducted in Western Australia, Queensland and New South Wales, with brownfield exploration conducted at both operations. For more detail on our exploration activities in Australia, see ***Exploration and planning for the future* (from page 63).**

At the end of 2025, the Australia operations accounted for:

- A gold **Mineral Reserve** of 2.3Moz, equivalent to 6% of our total gold Mineral Reserve (2024: 2.3Moz; 7%)
- A gold **Measured and Indicated Mineral Resource** of 4.4Moz, equivalent to 6% of our total gold Measured and Indicated Mineral Resource (2024: 4.4Moz; 7%)
- A gold **Inferred Mineral Resource** of 3.6Moz, equivalent to 7% of our total gold Inferred Resource (2024: 3.4Moz; 6%)



Sunrise Dam, Australia

Regional reviews – operations and projects *continued*

Australia

2025 at a glance

Gold produced	Total cash cost APM	People employed on average
537,000oz	$1,530/oz	1,787
equivalent to 18% of total Group production		**including 1,421 contractors**
(2024: 572,000oz; 21%)	(2024: $1,287/oz)	(2024: 1,777; 1,413)

TRIFR	Invested in communities	Productivity
2.92	$0.91m	25.05
injuries per million hours worked		**oz per total employee costed**
(2024: 2.36)	(2024: $0.74m)	(2024: 26.81)

Operating cash flows APM	Capital expenditure	Scope 1 and 2 GHG emissions (CO_2e)
$837m	$185m	438kt
(2024: $553m)	(2024: $153m)	(2024: 463kt)


Gold production
(000oz)
2021
494
2022
538
2023
562
2024
572
2025
537


TRIFR
(injuries per million hours worked)
2021
6.59
2022
3.82
2023
3.20
2024
2.36
2025
2.92


Productivity
(oz/total employee costed)
2021
30.93
2022
29.27
2023
26.93
2024
26.81
2025
25.05


Cost performance
($/oz)
2021
1,196
1,500
2022
1,157
1,345
2023
1,251
1,487
2024
1,287
1,526
2025
1,530
1,825
Total cash costs
All-in sustaining costs

Regional reviews – operations and projects *continued*

Australia

Performance by operation

Sunrise Dam

Gold production was 232,000oz at a total cash cost[APM] of $1,634/oz compared to 259,000oz at a total cash cost[APM] of $1,343/oz in 2024.

The increase in the total cash cost[APM] reflected the impact of lower production, drawdown on gold-in-process inventories and volume-related increases in open-pit mining costs.

The 10% drop in gold production was largely due to lower underground ore tonnes mined (2.4Mt) and lower grades in the underground mine. Underground ore came largely from the Vogue zone with contributions from Frankie. The Astro zone began contributing ore late in the year.

Ventilation upgrades and a cooling system in the deeper sections of the Vogue orebody were commissioned during the year to support additional underground fleet. This, along with a focus on mine design and scheduling, will enable better flexibility and more stopes to be brought online.

Additional open pit mining equipment contributed to above-plan performance from the Neville and Neville East satellite pits, partially offsetting the performance of the underground mine.

Metallurgical recoveries improved by 3% year-on-year to 89% due to better carbon and cyanide management, improved blending of mill feed and upgraded gravity gold pumps. Commissioning of the concentrate leach FAP project was completed in January 2026 and is expected to further improve metallurgical recoveries by 2–3%.

FAP initiatives at Sunrise Dam focused on improving the open pit design optimisation, reducing mechanical interruptions in the processing plant, recovery and the drivers of production and development in the underground mine.

Tropicana

Attributable gold production was 305,000oz at a total cash cost[APM] of $1,330/oz, which compares to 313,000oz at a total cash cost[APM] of $1,132/oz in 2024.

The increase in the total cash cost[APM] was mainly driven by a lower production base, volume-related increases in underground mining costs, higher gold royalties and drawdown of metal inventories.

Gold production was 3% lower than the previous year due to the processing of a greater proportion of lower-grade stockpile ore as open pit mined tonnes also decreased by 3% year-on-year.

Open pit mining took place in the Havana 4 pit, which will be completed in mid-2026. At that point ore will be sourced from the Havana 6 pit where waste stripping began in the second half of 2025.

Improved mine design contributed to a positive performance in the Boston Shaker and Tropicana underground mines with higher tonnes mined. Several large stopes were successfully mined.

Development of the new Havana underground mine was on track at year end with ventilation, power and underground workshop infrastructure well advanced. The Havana project remains on track to deliver first ore in Q1 2027.

Processing plant throughput of 6.5Mtpa was lower than planned due to a shutdown overrun and mechanical breakdown.

FAP projects included the introduction of an improved maintenance strategy across the underground and open cut fleets, which resulted in improved reliability and availability. A re-base of the open pit mine plan and design also resulted in a step-change in fleet productivity, achieved with a reduced fleet.

The renewable energy facility was successfully commissioned on schedule and on budget in February 2025, integrating 62MW of clean energy into Tropicana's existing 54MW natural gas-fired power system. The designed GHG emissions reduction of the combined hybrid renewables system is 65kt CO_2e annually. Please refer to the section *Climate-related disclosure – Projects and initiatives currently underway* (page 82).

Exploration successfully extended the Boston Shaker, Tropicana and Havana orebodies at depth and more than replaced the Mineral Reserve depleted by mining in 2025. Delineation and definition drilling identified higher grades and better continuity than previously modelled at Tropicana and returned encouraging results from the Havana Offset target, expanding the target area.

Priorities 2026

At Sunrise Dam, the underground mining approach has been adjusted to target 2.75Mtpa of ore compared to the 2025 target of 2.9Mtpa, with a focus on development to access future ore, build flexibility and lift the number of stopes and headings available to be mined. FAP initiatives in partnership with the underground mining contractor will focus on operator recruitment, equipment servicing and availability and productivity.

Open pit mining in 2026 will continue to take place in Neville and the Superbowl pit where waste stripping was carried out in 2025. Evaluation of Pink Lady is scheduled for the first half and waste mining of the New Mexico pit will begin in the second half of the year.

Underground and surface drilling will continue to test the Sunrise North underground target and follow-up extensions of the Astro Steeps and Hammerhead zones. The pre-feasibility study on a cutback of the Cleo pit will continue in the first half.

Upgrading facilities at the 30-year-old site designed to support recruitment and retention will be ongoing to build off the positive momentum in 2025.

At Tropicana, a FAP project to introduce mobile crushing is scheduled to be completed in the second half of the year. This is anticipated to incrementally lift throughput to 9.4Mtpa from 9.2Mtpa in 2025 and reduce costs by replacing contract crushing.

The Havana 6 pit will become the main source of open pit ore from the second half of the year onwards. Development of the new Havana underground mine, which is expected to produce 185,000oz over a three-year mine life, will continue throughout 2026.

Exploration and planning for the future

AngloGold Ashanti follows a multi-pillar strategy of organic and inorganic growth to drive a sustainable future. We have a long and successful track record of organic growth through our greenfield and brownfield exploration programmes. Greenfield exploration aims to discover large, high-value deposits that will lead to the development of new, standalone gold mines. Brownfield exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects.

Greenfield exploration

In 2025, $64.1m was spent on greenfield exploration. At the end of 2025, our greenfield exploration tenements covered over 28,513 km^2 of highly prospective ground in five countries: Australia, Brazil, Tanzania, Egypt and the United States.

Africa

In Tanzania, 5,326m of RC drilling at the Kame project was completed in 2025. The remainder of this programme is expected to be completed in early 2026. An earn-in agreement between AngloGold Ashanti and EcoGraf for the Golden Eagle project in the Singida region became effective in Q4 2025 and exploration is anticipated to commence in 2026.

In Egypt, a scoping study was initiated at the Little Sukari prospect and is ongoing. Regionally, extensive mapping and soil sampling programmes were completed over prospects of interest (12,735 samples) and a magnetic/radiometric survey was completed over the Atud South corridor (827 line km).

Americas

In the US, 284m of mud-rotary drilling and 4,079m of diamond drilling (DD) were completed in 2025 at the Midnight Star, Lucille and Bottle Creek projects in Nevada. One additional project, Middle Stack, was added to the greenfield Nevada portfolio in 2025.

In Brazil, stream sediment and soil sampling continued at a regional scale in the Unai District within the SBB Terrane.

Two drill targets were tested at Claro, with 2,949m of RC drilling completed in 2025.

In Argentina, a total of 3,443m DD was undertaken at the El Cori project during 2025, before the decision was made to cease greenfield exploration and target generation activities in Argentina in October 2025.

Australia

Greenfield exploration was carried out in the Laverton district of Western Australia, in northern Queensland, and in central New South Wales. Exploration in Laverton focused on the Corvette project, with 10,999m of RC drilling and 10,197m of DD completed in 2025.

In Queensland, reconnaissance mapping, rock chip sampling and soil sampling were completed at several early-stage targets in the Connors and Auburn Arc tenements in the New England Terrane.

In New South Wales, at the Inflection joint venture (JV) tenure, mud-rotary and DD (14 holes for 2,937m of DD) was completed at the Trangie, Nyngan, Reedy and Gienart prospects. At the Kincora JV tenure, 21 holes for 2,681m DD (with mud-rotary pre-collars) were drilled in 2025 targeting the Ace of Spades, Gerar and Nevertire prospects.

Brownfield exploration

Brownfield exploration teams across our operations and advanced projects completed a total of 1,172km of drilling for a total cost of $212m during 2025. This covers both capitalised drilling to delineate and define Mineral Resource, and expensed exploration to test new targets or extensions of known orebodies. Costs presented are attributable to AngloGold Ashanti. Costs include the Kibali JV, as well as Serra Grande, which exited the portfolio on 1 December 2025 following its sale to Aura.

Africa

Geita

Exploration drilling programmes at Geita completed a total of 166km for both capitalised and expensed projects. Exploration to delineate and define the underground Mineral Resource took place at Star & Comet Cuts 3 and 5, Ridge 8, Nyankanga Blocks 1, 2 and 4, and Geita Hill Blocks 1 and 2. Results overall confirmed the modelled mineralisation with numerous high-grade intercepts reported. At Nyankanga Block 4, definition drilling of the Mineral Resource covered five underground levels and contributed to significant Mineral Reserve additions.

Reconnaissance exploration in Nyankanga Blocks 1 and 4 confirmed extension of mineralisation along strike and down-dip beyond previous intersections. At Geita Hill, drilling shows mineralisation remains open-ended at depth and includes a sub-parallel shear zone to the main host structure.

Surface drilling took place at the Nyamulilima open pit, with the work supporting a significant increase in the Mineral Reserve, as well as further expansion of the Mineral Resource and testing of down-dip extensions. Reconnaissance drilling at the Selous prospect in the broader Nyamulilima area has been promising, with mineralisation identified over a 1.6km trend and several high-grade intersections reported.

Within the Central Trend west of Nyankanga, surface delineation drilling at the Kalondwa Hill prospect confirmed lateral continuity in the northern extension of the orebody and improved confidence in the southern part of the orebody. Reconnaissance drilling also took place west of Kalondwa Hill towards Fikiri-Jumanne.


Nevada, United States

Exploration and planning for the future *continued*

Kibali

Kibali exploration in 2025 focused on advancing the Agbarabo-Rhino-Kombokolo (ARK) area as a significant satellite deposit 4km from the plant. Drilling has established good continuity below the current pit shell and confirmed extension of high-grade shoots 1.25km down-plunge. Near-surface and step-out drilling to the northeast in the Doko Camp area has identified further potential upside to the ARK system.

At KCD, step-out drilling confirmed down-plunge extension on the 3000 and 5000 lodes.

In KZ North, framework drilling between Oere and Kalimva has supported geological model development and exploration vectoring. In KZ South, framework drilling at Aindi Watsa has confirmed down-dip, down-plunge continuity of mineralisation that may indicate a larger system at depth. At the Dembu AOI, mapping and surface geochemistry were completed and a high-resolution magnetic survey is planned for early 2026.

Obuasi

All exploration drilling in 2025 took place underground, with four rigs completing a total of 51km across Sansu, Block 1, Block 8, and Block 10 areas.

Testing of orebody extensions from Block 8 towards Sansu at levels 29 and 34 have shown good down-dip continuity of the East Lode System. Block 10 drilling from level 26 confirmed the Obuasi Fissure mineralisation, which displays a characteristic pinch-and-swell geometry, as well as identifying a previously unmodelled hanging wall lode on most drill sections. Deeper drilling in Block 10 from levels 42 and 43 confirmed the Obuasi Fissure mineralisation, albeit with some discontinuities noted. Block 1 drilling from level 41 showed the Obuasi Fissure and footwall lodes to have notable swelling around level 43, with mineralisation remaining open to depth.

Iduapriem

Exploration drilling at Iduapriem totalled 21km in 2025 and was geared towards the main Teberebie basin, with delineation drilling for new Mineral Resource and step-out drilling down-dip to support longer-term planning.

At Block 7&8, definition drilling was completed within Cuts 5 and 7. In Blocks 4 and 5, the drilling will inform potential expansion of the respective pits, and the work in Blocks 2 and 3 will support assessment of open pit potential across the southern Teberebie basin.

Reconnaissance RC drilling along the Mile 8 hydrothermal target confirmed the presence of an east-dipping mafic intrusive that hosts a mineralised zone. Regional mapping also supported targeting in the Nkyemia, Ajopa Northwest, and Effuanta area. At the Effuanta prospect on the eastern Teberebie basin margin, a geochemical auger drilling campaign delineated a coherent gold anomaly over a 500m strike length.

Siguiri

During 2025, exploration at Siguiri totalled 105km of drilling, including a major increase in DD (39km) that improved geological control and model confidence across the priority deposits.

Exploration activities within Block 1 included Mineral Resource delineation and definition drilling at Kami-Kosise (P3 area) and Sintroko West (P4 area). The P3 drilling supported notable increase and upgrade of the Mineral Resource. Continued testing of the P3 below-pit extensions confirmed gold mineralisation at depth, albeit in discrete shoots and with some disruption from west-dipping faults. Reconnaissance drilling in Block 1 took place at the priority Bibi North and Silakoro North prospects, and down-plunge at Seguelen, with encouraging results reported from all three targets.

In Block 2, reconnaissance drilling at Saraya North tested extensions of the planned pit to the west, with isolated mineralised intersections reported. At Foulata, drill testing of the Foulata North prospect returned disappointing results. Limited infill drilling was completed at the Kounkoun Project in Block 3, as recommended by the Feasibility study outcomes, and returned several significant intercepts.

Sukari

Exploration drilling at Sukari was all underground in 2025, with 40km drilled in total. The first half of 2025 focused on definition of the Mineral Resource in the southern extension of Horus Deeps, drilled from the H-480S drill platform and H-485 exploration drive. This work confirmed the model and supported the current mine plan, with mineralisation largely hosted within the main Sukari granodiorite.

Work in the second half of the year transitioned to growth-focused programmes targeting the northern extension of Horus Deeps from several platforms in Ptah (levels 590 and 510) and Bast (level 590), in addition to targets identified in the upper Osiris South extension area. The northern extension drilling has been impacted by difficult ground conditions, with the programme continuing into 2026. Drilling to test depth extensions of Horus Central was initiated from level 540 in November 2025. Work is ongoing and an encouraging intercept was noted in the first drillhole from a hanging wall zone not previously tested.

No regional exploration drilling took place in 2025. However, field inspections, technical reviews and geological modelling work has led to the identification of several priority targets across the lease and on-mine. These conceptual targets will be further developed and tested to build the exploration pipeline.

Americas

Nevada projects, United States

Exploration drilling took place at the Merlin deposit at a spacing deemed suitable for defining an Indicated Mineral Resource, along with technical drilling to inform the Arthur Gold Project studies. The programme used seven diamond core and two RC rigs, rising to four RC rigs by the end of the year to accommodate hydrogeologic drilling requirements. A total of 104km was drilled during 2025.



Nevada, United States

Exploration and planning for the future *continued*

In addition to increasing the overall Mineral Resource confidence, the programme has aided development of a solid understanding of the geology, including stratigraphy, structure, alteration, and gold characterisation. Mineralisation remains open in several directions, with high potential for expanding the Mineral Resource beyond the current model limits.

Colombia projects

No exploration drilling took place at the Colombia projects during 2025.

AGA Mineração, Brazil

At Cuiabá-Lamego, a total of 123km exploration drilling was completed in 2025, with 80km at Cuiabá and 43km at Lamego. The exploration programme at Cuiabá drilled the main orebodies, Fonte Grande Sul (FGS) and Serrotinho, from the exploration hanging wall drive at level 20 and from a footwall position at level 24. This drilling was further adapted to target the Viana secondary target that continues to return excellent results from this developing orebody, which is hosted in a sulphide-rich BIF layer in the hanging wall of FGS. Initial drill-testing of Viana higher in the mine has returned encouraging results at level 16. Drilling of the Narrow Vein orebodies took place at Balancão and Canta Galo between levels 20 to 24, and at Galinheiro at level 20, with a high-grade gold zone identified in the Balancão orebody.

At Lamego, the drilling programme at Carruagem focused on the deepest portion of the orebody at the limits of the Mineral Resource, with significant intersections reported from levels 12 and 13 that highlight the down-plunge potential. Delineation drilling of Carruagem SW at levels 2 and 7 returned positive results from these relatively shallow areas, with potential to increase operational flexibility for the mine. Drilling at the Queimada orebody also returned encouraging results from depth extensions at level 9.

Exploration drilling using modular rigs was initiated at the Descoberto prospect, immediately northeast of Cuiabá, in October 2025 to delineate depth extensions and further define the Mineral Resource, with work ongoing. A drone-based geophysical survey was also completed over Descoberto and the São José target area to the northeast of Lamego.

Serra Grande, Brazil

Exploration at Serra Grande completed 56km of drilling through the end of November 2025, with the majority allocated to Mineral Resource definition drilling and assessment of shallow-mine upside potential. The sale of Serra Grande to Aura was successfully concluded as of 1 December 2025.

Cerro Vanguardia, Argentina

In 2025, a total of 85km of exploration drilling was completed at Cerro Vanguardia and surrounding exploration tenements, including at the Michelle and Claudia projects. The first half of 2025 was focused on Mineral Resource definition drilling at priority targets, with good results from veins in the central mining area such as Cuncuna, Loma del Muerto, Luciana, Natalia, Osvaldo Diez, Paula, and Serena.

In the second half of 2025, the mine lease work shifted to delineation of new Mineral Resource and reconnaissance drilling of shallow underexplored vein targets. At the Michelle project, northwest of the mine lease, initial mapping and sampling was followed by a 10km drill programme that tested several vein targets, with several good intersections reported to date from the Jackpot and Michelle veins. At the Claudia joint venture, south of the mine lease, limited drilling took place at the Aylén prospect.

An airborne EM survey was carried out over the mine lease and surrounding tenements, covering an area of 2,500km^2. Processing and inversion of the data has resulted in development of several targets, with drill testing initiated late in 2025.

Australia

Sunrise Dam

Exploration drilling programmes completed a total of 160km during 2025, with an emphasis on accelerating surface exploration to support the operational strategy. A new surface exploration team has been created to support efforts to identify open pit supplemental feed to the underground mine operations over life-of-mine. Two to three rigs were used to drill open pit targets at Pink Lady, Duck Pond, Golden Delicious South, and Red Delicious. Surface drilling was also undertaken in the Cleo area to support studies in assessment of potential for a major cutback.

Underground exploration was concentrated towards Astro and Frankie in the northern underground mine area, and the Hammerhead and Vogue orebodies in the south. The Vogue programme included a significant proportion of drilling geared to ensuring operational levels are successfully ‘closed out’ to reduce sterilisation risk and identify potential near-term flexibility. While drill access impacted several programmes, several areas delivered good results, notably from testing of extensions at Astro, and at Frankie, where high-grade zones were defined in the Frankie 2A domain and new domains identified at Frankie North.

Tropicana

Exploration at the Tropicana JV completed a total of 92km drilling in 2025. The Mineral Resource delineation and definition drill programmes were focused on underground orebodies at Boston Shaker and Tropicana. Results from Tropicana have been encouraging with higher grades and better continuity than previously modelled. Boston Shaker exploration included application of a directional core barrel to effectively target the orebody at depth. Underground targets were also tested at Havana, Havana Offset, and Havana South.

Regional exploration field operations have been on hiatus for much of 2025. However, surface drilling took place early in 2025 at North Corridor and Rosetta to the north of the mine, with several encouraging results returned. Detailed review work, including a regional geochemistry study and structural re-interpretation of the Tropicana belt, has been completed in order to refine prospective target corridors and plan exploration drill programmes.

Outlook 2026

Greenfield exploration remains focused on delivery of another transformational, sustainable discovery in a jurisdiction where we operate or are developing major projects. Having completed drill testing across multiple projects and jurisdictions in 2025, we will continue to advance the most prospective targets in our portfolio in 2026. This will include working with our joint venture partners and continuing to generate new opportunities aligned to our strategy.

Brownfield exploration is accelerating in 2026 across many of our operations to ensure a healthy and resilient exploration pipeline. Exploration at each operation is designed to ensure the appropriate balance between the three fundamental objectives of Mineral Resource confidence, operational flexibility, and growth. At Geita and Cuiabá in particular, the exploration programme aims to extend the current Mineral Reserve life, while continuing to develop future targets.

At the Nevada projects, the focus will be on continued development of the Merlin orebody, along with hydrogeological and infrastructure drilling to support studies and permitting for the Arthur Gold Project.

Engaging with and creating value for stakeholders

We recognise that our long-term success depends on understanding and responding to the views of those who have an interest in, or are affected by, our business. For this reason, we place strong emphasis on meaningful stakeholder engagement as a core element of responsible decision making and effective governance.

Understanding our stakeholders

The aim of stakeholder engagement is to make sure that stakeholder views, concerns and expectations are properly understood and considered when significant operational, investment or commercial decisions are taken. Listening to and engaging with our stakeholders underpins the effective operation of our business and the successful execution of our strategy.

Our stakeholders include the individuals, communities and organisations that have an interest in, or may be impacted by, our operations and activities. AngloGold Ashanti has identified seven principal stakeholder groups, as outlined below.

In discharging its duties under section 172(1) of the UK Companies Act 2006, the Board has had regard to these key stakeholders and the associated impacts in its decision making. The relative importance of individual factors may vary depending on the subject matter being considered. Stakeholder perspectives may at times conflict, and achieving long-term success requires the Board to balance and manage these differing interests.

The Board recognises the importance of fair and equitable treatment of all stakeholders, ensuring that no individual stakeholder or shareholder is afforded undue influence or preferential treatment. It expects executive management to consider stakeholder implications and interests in all actions, decisions and proposals presented to the Board. Strong communication and constructive relationships with stakeholders create opportunities for collaboration in developing responses to shared challenges and issues. We acknowledge the importance of safeguarding our reputation for ethical conduct and of acting with integrity in all interactions with stakeholders.

While stakeholder engagement and consideration of stakeholder interests are key priorities for the Board, responsibility for most day-to-day engagement activities is delegated to executive management. Meaningful engagement takes place across all organisational levels and throughout our operating regions. Effective stakeholder engagement is essential to maintaining our regulatory and social licence to operate.

Information flows up to the Board via an established governance framework, details of which are set out in the *Corporate governance report* on page 101. Further details on how the Board and Group interacted with key stakeholders during 2025 are set out on *pages 67–73*.

Section 172(1) statement

The UK Companies Act 2006 (the Act) requires the Annual Report to provide information that enables our stakeholders to assess how the directors have performed their duties under section 172(1) of the Act. The Act provides that AngloGold Ashanti directors must act in a way that they consider in good faith and would be most likely to promote the success of the Company for the benefit of shareholders as a whole. In doing so, they must take into consideration a broad range of interested groups, such as employees, suppliers and customers, and ensure that there is a proper perspective of the impact on both internal and external stakeholders interests in order to secure the Company's long-term success. This section on engaging with and creating value for stakeholders sets out how the directors, both individually and collectively, take account of stakeholder interests in deliberations, decision making and actions. It serves as our section 172(1) statement and summarises how the Board has discharged its duties under section 172 of the Act.

Key stakeholders 2025

Investors | **Employees** | **Suppliers** | **Customers** | **Governments and regulators** | **Communities and the environment**

Either directly or indirectly, these six stakeholder groupings individually play an essential role in ensuring that we retain our licence to operate, and are represented in our economic value-added statement, either in terms of *value generated or value distributed* (see page 74).

Industry partners and peers

Engagement with industry partners and peers has positive benefits for AngloGold Ashanti.

Engaging with and creating value for stakeholders *continued*

INVESTORS

Investors include our shareholders, providers of capital and debt funders.

Our globally diverse shareholders include global fund managers, pension funds and institutional investors as well as individuals who are often current or former employees.

The long-term support of investors ensures the sustainability of our business.

Dividends declared:
$1.8bn
(2024: $439m)

Dividend yield:
2.98%
(2024: 1.48%)

Total return to shareholders:
275%
(2024: 25%)

Closing share price on NYSE at year end:
$85.28
(2024: $23.08)

Paid to debt financiers*:
$409m
(2024: $1,035m)

** Repayment of borrowings including related finance costs. More details can be found in **Note 25** of the AFS*

Combined shareholding of two largest shareholders at end December 2025:
22.75%
(2024: 18.91%)

Why and how we engage

Understanding investor views and sentiment is an important input into how we run our business, shape our strategy, and set organisational priorities. We aim for transparent and consistent investor engagement on our performance and strategic progress. Together with clear and comprehensive disclosures, this helps manage market expectations, enhances investor sentiment, strengthens our reputation and valuation, and improves our access to capital.

AngloGold Ashanti has an active investor engagement programme for key financial stakeholders, including institutional shareholders. This includes direct engagement by the CEO, CFO and other senior executives with investors and analysts, and participation in key investor conferences and industry events. Further, the Company maintains a dedicated email address (Investors@aga.gold) to ensure timely responses to investor enquiries.

The Company's Annual General Meeting (AGM) provides an important opportunity for shareholders to vote on various matters including, but not limited to, the election or re-election of directors and our directors' remuneration policy.

News, financial results, and regulatory updates are made available on an ongoing basis on the corporate website, along with key publications.

Board oversight and response

The Board receives periodic updates on investor and financial market sentiment, providing insight into recent share price movements and key changes in the share register. Any significant concerns are communicated to the Board. The CEO, CFO and Chief Sustainability and Corporate Affairs Officer (CSCAO), supported by the investor relations team, are responsible for shareholder and investor engagement. The Board also receives updates from the CEO and CFO regarding investor feedback following financial results announcements and any significant corporate developments.

Following the 2025 AGM, the Board received investor feedback from the CSCAO and considered the voting outcomes. The Board reflected on shareholders who were unable to support a precautionary enabling authority at the AGM regarding political donations and noted the ongoing engagement to explain our rationale for continuing to seek this authority.

Other engagement in 2025 included:

- Engagement by the Chairs of the Nominations and Governance Committee and Compensation and Human Resources Committee with major investors to consider changes to Executive and Non-executive Director compensation programmes. See the *Nominations and Governance Committee report* on page 110
- CFO engagement on our strategy and performance with credit rating agencies
- Overseeing the Company's inclusion in the Russell group of indices, which may help further increase liquidity and unlock long-term value for investors

What mattered most in 2025

- Financial performance – converting gold price appreciation into margin expansion, working capital management, and generating free cash flow[APM]
- Operating performance – delivering profitable production growth and cost controls, including executing the FAP programme
- A revised capital allocation framework, including more generous dividend policy
- Growth via reserve life extension opportunities and Centamin integration
- Project delivery with a sharp focus on the Nevada projects
- Main material sustainability concerns – TSFs, the environment, climate change and communities

Value creation

Our strategy's overarching objective is to create sustainable cash flow improvements and returns. A key executive remuneration metric is shareholder returns, which largely reflect the outcomes of our capital allocation programme. This programme applies a disciplined approach to capital deployment that aims to improve portfolio quality, advance our strategic objectives, and maximise long-term shareholder value.

Engaging with and creating value for stakeholders *continued*

EMPLOYEES

Engaged, motivated employees are critical to AngloGold Ashanti's long-term success, providing the skills and expertise required for efficient operations and delivery on our strategy. AngloGold Ashanti is committed to supporting its people to develop a shared understanding of the critical behaviours and skills required for successful performance and providing them with the opportunity to progress within the organisation. Engagement helps retain existing talent and with recruitment within the sector.

Average people employed:
38,243
including 22,876 contractors
(2024: 36,496; 21,329)

Paid in salaries/wages and benefits:
$1,028m
(2024: $796m)

Invested in employee training and development:
$8.62m
(2024: $8.41m)

Average number of hours of training per employee:
8.49 hours
(2024 [1]: 24.69 hours)

Why and how we engage

Constructive employee engagement promotes stable, positive employee relations, enhances productivity and promotes alignment with our strategic objectives. Engagement also aims to motivate employees, and so enhance productivity. We aim to ensure we attract, develop and retain the talent and skills required to develop, grow and sustain our business.

Line management, supported by the human resources function, is the main point of engagement with employees. Engagement is frequent and ongoing, formal and informal, and includes official company communications, as well as Company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, diversity and human rights.

Other communication methods used include email, newsletters, employee briefs, video bulletins, the intranet and social media platforms. Employees also have access to Speak-up, a confidential ethics hotline, which allows employees to raise concerns and report misconduct.

In 2025, we conducted a global culture survey, with a participation rate of 88%, up from 80% in 2021 (our baseline). We achieved a culture score of 87 or "Very Good" compared with 73 or "Good" in 2021. Listening sessions were also held across the business, to get a deeper understanding of the responses to the survey. The findings demonstrate not only high levels of employee engagement but also an embedded positive workplace culture and core values.

Board oversight and response

The Chief People Officer, supported by the Human Resources team, reports to the Board and its Committees on employee engagement and on the related structures and frameworks. In particular, the Compensation and Human Resources Committee receives regular updates on the Company's human resources strategy.

The CEO, CFO and executive management participate in direct employee engagement throughout the year, including town hall meetings and regular electronic communication to all employees. This is supported by the overarching engagement around employee safety and health, a key focus of the Board.

The Board values interaction with employees who present during Board meetings and participate in informal sessions. This provides the opportunity to listen to ideas, suggestions and concerns and take action as appropriate. During 2025, the Board participated in a site visit to Geita and had the opportunity to meet and engage with key personnel (see *page 104*).

The Audit and Risk Committee and the Social, Ethics and Sustainability Committee monitor ethical concerns reported via the Speak-up hotline.

The Board maintains oversight of employee matters and receives details of any key management changes in the CEO report and employee updates in the health and safety reports. During 2025, the Board considered the outcome of the Group-wide culture survey and monitored the continuing review on optimisation of the Company's operating model.

What mattered most in 2025

- Remuneration, inflation and cost of living pressures
- Job security and organisational restructuring
- Training and development; career opportunities and employee recognition
- Health, safety and wellbeing
- Inclusion, diversity and equity

Value creation

We aim to equip and empower our people to work safely and excel in performing their jobs. A key objective of our operating model is ensuring that the right people, with the required skills, talents and ambition, are suitably equipped and placed in the right roles, and in so doing, ensuring that employees are motivated, engaged and therefore committed, productive and rewarded accordingly.

Engaging top-tier talent and encouraging an inclusive and diverse working culture that promotes and supports performance and innovation, gives our business a clear competitive advantage.

In addition, focusing on localised employment promotes goodwill among host communities and enhances our licence to operate. Our people are critical to our business and all that we do. Their overall wellbeing is central to our success, making their safety, health and wellbeing a priority.

(1) The 2024 training hours per employee were restated to exclude subcontractors at Siguiri and align the metric with the 2025 methodology, following implementation of a new training reporting system that tracks employees only

Engaging with and creating value for stakeholders *continued*

SUPPLIERS

Suppliers provide inputs such as raw materials, products and services, which are essential to the conduct of our business. Our many suppliers range from established multi-national corporations to local strategic partnerships, such as joint ventures, and smaller, more localised businesses and labour contractors.

Spent in total on the procurement of goods and services:
$5.51bn
(2024: $4.69bn)

Local supplier spend:
$5.05bn
(2024: $4.31bn)

Local supplier spend as a proportion of total preferential procurement:
92%
(2024: 92%)

Number of suppliers
more than 10,600 active suppliers globally

Why and how we engage

Supplier engagement aims to ensure that suppliers are aligned with our business ethics and values, as well as relevant policies and standards, and codes of behaviour by making sure they understand and comply with our Supplier Code of Conduct. Constructive supplier engagement is critical in facilitating efficient cost management and control, in line with our strategy.

Suppliers are monitored throughout their term of engagement to assess the level of work performance, the quality of product provided and to address any risks and shortcomings identified. Engagement is tailored depending on the nature, materiality and criticality of the supplier. Supplier engagement channels are many and varied, and include supplier events such as the Mining Indaba, the Mine Expo, host community procurement forums, regional regulatory forums, supplier capability development initiatives and our responsible sourcing programme. Promotion of local and in-country procurement is a priority.

Supplier engagement is not limited to dealings with the suppliers only. In many jurisdictions, continuous stakeholder engagement, including with regulatory bodies, is necessary as part of the procurement process. When necessary, this includes addressing localisation considerations by introducing joint venture arrangements or the apportioning of work to meet regulatory requirements.

In 2025, 76% of suppliers were screened using human rights priorities.

Board oversight and response

The CFO is ultimately accountable for the supply chain function, with a Supply Chain Leadership Team providing global direction and ensuring delivery against strategic priorities across all regions and sites.

The Audit and Risk Committee supports the Board with oversight of supplier performance and any related concerns. The CFO updates the Committee quarterly on key supply chain activities, related expenditure and supplier performance.

The Board approves any changes to the Supplier Code of Conduct which transparently sets out expectations for external suppliers. The Board also approves any contracts that exceed the levels set out in the Group-wide Delegation of Authority. Several high-value supplier commitments were presented to the Board for review and approval during 2025. The Board also considers and approves the Company's annual Modern Slavery Statement. See the *Corporate governance report* on page 107 for more information.

What mattered most in 2025

- Responsible sourcing
- Procurement opportunities
- Supply chain risks, including modern slavery and labour rights abuses
- Supplier relationship management
- Contract management
- ESG monitoring

Value creation

Our operational and capital spend, especially that incurred in-country, generates extensive indirect positive impacts. It contributes to the economic viability of suppliers and local economic activity, creates indirect employment downstream, and is instrumental in empowering people and advancing societies. Responsible sourcing is a key focus of our Supplier Code of Conduct, which sets out the sustainability requirements and work principles with which all our suppliers around the world should comply. The Supplier Code of Conduct is available on our *website*.

Engaging with and creating value for stakeholders *continued*

CUSTOMERS

Our customers include bullion banks and more recently the Bank of Ghana and Bank of Tanzania. Our product is refined gold and doré bars, which must meet exact specifications to be sold. These specifications are set and governed by the industry oversight body, the London Bullion Market Association (LBMA). Solid business relationships with customers who purchase our gold ensure an efficient sale and delivery process.

Revenue from product sales:
$9.89bn
(2024: $5.79bn)

Total gold sold:
3.105Moz
(2024: 2.679Moz)

Global gold investment demand
2,175t*
(43% of total demand)
(2024: 1.185t; 24% respectively)

Global gold jewellery demand
1,638t*
(33% of total demand)
(2024: 2.027t; 41% respectively)

Why and how we engage

Engagement with customers is bilateral and any special arrangements are agreed on a one-on-one basis at the quarter or year-end sales. Engagement is undertaken as and when required and focuses on understanding the specific requirements and expectations of our customers.

Around 53% (2024: 65%) of the gold produced is sold to international bullion banks of which 17% is purchased by ANZ Investment Bank Ltd in Australia, 10% by Standard Chartered Bank in the United Kingdom, 10% by JP Morgan Chase NA, New York, 6% by ABSA Bank South Africa, 6% by Bank of Montreal, Toronto and 4% by ICBC Brazil. Although most of our gold is purchased by these bullion banks, we are not dependent on them or their geographical regions for sales, as our gold can be traded via a host of commodity traders globally.

All gold concentrate produced at Cuiabá in Brazil was sold to Harttree Metals LLC.

All gold and silver production from Sukari is sold to MKS PAMP, a precious metals refiner and trading house based in Switzerland.

Rand Refinery purchased all of Siguiri's gold production, which constituted around 9% of our total production. Given the diversity and depth of the global gold market, none of these customers has a significant ability to influence the gold price.

We publish an annual Conflicts Minerals Disclosure on Form SD in accordance with our SEC reporting obligations.

Board oversight and response

The Board, via the Audit and Risk Committee, has oversight of all gold sales. In certain jurisdictions, regulatory frameworks provide for gold sales arrangements with central banks as part of national reserve requirements. The Audit and Risk Committee reviews these arrangements, considering the associated financial and regulatory implications, and refers them to the Board for approval when required. Examples include gold sale arrangements with the Bank of Tanzania and the Bank of Ghana.

What mattered most in 2025

- Consistent supply and timely delivery of high-quality bullion
- Assurance that gold supplied is ethically, safely and responsibly produced, and that no child or slave labour was used in its production

Value creation

We deliver value by ensuring that the gold we sell meets the requirement that it has not been produced using child or slave labour nor acquired from conflict areas. Assurance of the purity of gold produced is provided by the LBMA (99.99%). AngloGold Ashanti only uses LBMA-accredited refineries, allowing us to trade our gold with ease. It is becoming increasingly necessary to ensure that gold sold has been responsibly mined.

LBMA and London Good Delivery status

LBMA is an independent authority that aims to ensure integrity and transparency for the global precious metals industry by advancing standards and developing market solutions. The standards for acceptable gold bullion are known as "London Good Delivery", an accreditation managed by the LBMA. Gold refineries apply to the LBMA for Good Delivery Status, which confers on the refineries the right to deliver their refined bars into London in settlement of contracts. All AngloGold Ashanti refineries have Good Delivery Status. The LBMA also requires accredited refineries to prove chain of custody of the gold it refines and minimum requirements for refined production.

LBMA has developed a secure digital supply chain solution to improve the investment appeal of gold, strengthening its provenance and integrity by digitising every ounce mined. This initiative, a partnership with the WGC, will track gold on an electronic platform using blockchain technology. Tracking gold bars throughout the supply chain will ensure responsible gold sourcing and product integrity and help customers and market participants to have further confidence in the responsible sourcing and authenticity of their gold. AngloGold Ashanti is participating in this initiative along with many other miners and stakeholders within the gold value chain, including refiners.

* Source: ***World Gold Council***, *Gold Demand Trends, Q4 and Full Year 2025*

Engaging with and creating value for stakeholders *continued*

GOVERNMENTS AND REGULATORS#

Includes equity-accounted joint ventures

National, state, regional and local governments, as well as various regulators and departments (including mining, environmental, social, labour, and taxation), are significant stakeholders.

They develop and implement policy frameworks, legislation and associated regulations that have the potential to significantly affect AngloGold Ashanti or our operations. Engagement promotes understanding of areas of common interest, helping to ensure our licence to operate.

Taxes paid*:

$1.40bn

(2024: $602m)

* *Relates to current taxation, withholding taxation, production, property and other taxes and excludes employee taxes*

Paid in personal income tax on behalf of employees:

$273m

(2024: $234m)

Paid to governments as dividends and profit share distributions*:

$596m

(2024: $80m)

* *Includes profit share paid to the Egyptian government*

Paid in royalties:

$380m

(2024*: $207m)

* *Restated*

Why and how we engage

Constructive, positive engagement with governments and regulators is important and relates to our licence to operate, our right to mine and explore, the receipt and maintenance of all necessary permits and regulatory compliance, and infrastructural and socio-economic partnerships.

Ongoing engagement is aimed at relationship building, understanding the overall tax landscape, operational and financial performance updates, permission for strategic initiatives and dispute resolution so as to mitigate regulatory and political risks. During such engagement, we communicate the state of our business, as well as challenges and opportunities encountered. The aim is to encourage certainty, strengthen our social licence to operate and promote an environment conducive to investment and development. Such engagement also presents an opportunity to promote adherence to our governance standards and policies.

Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues and service delivery collaborations. Direct engagement by corporate and site teams, with national, regional and local governments and regulators in each jurisdiction, occurs alongside engagement with those parties through industry bodies.

In 2025, the subject matter spanned a variety of issues including US tariffs impact on our operations; meeting key US government stakeholders; Tanzania and Guinea Presidential elections; taxation matters in Tanzania and royalty increases in Ghana; our operating performance and the status of various projects (Colombia and Nevada). These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

Board oversight and response

Primary responsibility for, and oversight of, engagement with governments and regulators resides with the Social, Ethics and Sustainability Committee, which receives an update on government relations at each scheduled meeting. The Committee reports to the Board after each of its quarterly meetings.

At executive level, the CSCAO, supported by the government relations department and members of the in-country executive teams, is responsible for government and regulatory engagement and reports on key matters to the Social, Ethics and Sustainability Committee.

What mattered most in 2025

- Taxation
- Compliance and regulatory changes
- Repatriation of funds
- Benefits of mining, job creation and community initiatives
- Permitting
- Project updates

Value creation

AngloGold Ashanti contributes both directly and indirectly to the countries in which we operate. This contribution is made by way of the taxes and royalties paid, jobs created, upskilling of local employees and transfer of skills and through local procurement and business opportunities. In addition, we contribute through the education, health and infrastructure programmes implemented.

Engaging with and creating value for stakeholders *continued*

COMMUNITIES AND THE ENVIRONMENT

Host communities are those located close to our operations and projects, on whose goodwill we depend, and who are directly or indirectly impacted by our mining activities. Many of our employees reside in these communities.

An economically viable gold Mineral Reserve is the backbone of our business and commercial operations, even though mining is environmentally disruptive, affecting land, air, water, biodiversity, and host communities with whom we share these resources.

Investment in communities:
$27.25m
(2024: $20.64m)

Number of community grievances reported:
92 (96% resolved)
(2024: 112; 93% resolved)

Number of human rights incidents under VPSHR:
1
(2024: 0)

Number of reportable environmental incidents:
3
(2024: 1)

Renewable energy use:
7.8% of total energy usage
(2024: 6.3%)

Proportion of water recycled:
70%
(2024*: 71%)

** Restated*

Why and how we engage

As a responsible corporate entity, we are committed to conducting business with integrity and in an ethical manner with due care to the environment and communities.

We engage communities in a consistent and transparent manner on a variety of issues, including community development, local employment and procurement opportunities, and the management of operational impacts on the environment.

Our environmental management programme aims to mitigate damage caused by land disturbance, protect biodiversity, and ensure the responsible consumption of natural resources and management of waste.

Our sites manage engagements and benefit-sharing programmes through their respective stakeholder engagement plans and socio-economic development plans.

Engagement takes place through a variety of platforms, including community forums attended by representatives from the Company, the community and local authorities.

Grievance mechanisms are operational across the Group, supported by formal resolution procedures that provide accessible and transparent channels for communities to raise and resolve concerns, including those related to environmental impacts.

To earn and maintain our social licence to operate, we promote socio-economic development by sharing mining benefits with our host communities and adhering to our values.

The CSCAO, supported by the community relations and environmental management disciplines, as well as the respective business units, is responsible for community and environment-related engagements.

Board oversight and response

The Board carries out its oversight responsibilities of community- and environment-related issues through the Social, Ethics and Sustainability Committee.

Through this governance structure, the Board oversees matters relating to safety, security, health, human rights, environmental management, sustainability, ethics and other social matters to ensure the principles of good corporate citizenship are upheld and business is conducted ethically and sustainably.

The CSCAO provides quarterly updates to the Social, Ethics and Sustainability Committee on material social, community, climate and environmental issues and any related engagement. The Committee also reviews progress made against published targets. The Committee Chair reports to the Board on key matters discussed after each meeting.

The Board receives updates on ongoing exploration and development projects, with community engagement and the impact on the environment featured in viability considerations. The Board is mindful of the impact that new projects can have on the environment and mitigation initiatives are discussed and challenged as appropriate.

What mattered most in 2025

- Local employment and procurement opportunities
- Business continuity and future employment
- ASM/illegal mining
- Environmental and social impact of mining activities (e.g. land acquisition, blasting impacts, climate adaptation and mine rehabilitation/closure)
- TSF management and community safety
- Local enterprise and economic development programmes
- Community consultation and consent

Value creation

We seek to obtain and retain our social licence to operate by supporting the empowerment and advancement of societies through making sustained and positive contributions to local communities leveraging on strong local partnerships, social and economic development, and capacity-building, thereby ensuring community resilience.

We seek to minimise environmental impact, manage risks to air, land, biodiversity, and water resources, and promote responsible environmental stewardship while addressing climate change challenges.

For more on these, see the sections *Empowering communities*, which includes a discussion on human rights, and *Environmental resilience* in the *2025 Sustainability Report*.

Engaging with and creating value for stakeholders *continued*

INDUSTRY PARTNERS AND PEERS

National or local mining/industry bodies, the ICMM and WGC, among others, provide a joint platform for addressing industry-related developments, concerns, and for sharing lessons learnt, including best practice.

Key benefits of engagement with industry partners and peers:

- **Reduces risk and uncertainty** by facilitating navigation of regulatory and political environments
- **Boosts reputation and influence** within industry, facilitating strategic partnerships and joint ventures
- Enables us to remain at the **forefront of industry trends and standards**
- **Supports our commitment to sustainable and responsible mining**, contributing to long-term operational success and stakeholder trust

Why and how we engage

Engagement with industry partners and peers aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty and to promote long-term partnerships. Such collaboration includes joint efforts to resolve sector or industry challenges and to support any new developments to promote the future of the industry. We engage with our peers through various country-level forums and global industry bodies such as the ICMM and the WGC, among others.

Peer collaboration, both locally and globally, helps ensure we stay abreast of developing trends, allowing us to provide input on issues that might affect mining companies in general, and AngloGold Ashanti in particular, and to contribute to a collective voice for the sector.

We have strong engagement and collaborative partnerships with our peers across our operating jurisdictions.

Much of the discourse in industry partner forums centres on broader environmental, social and governance topics, including the ongoing development of good practice on how to optimally communicate the significant socio-economic contribution being made by the industry, and ongoing efforts to create a global, consolidated mining standard.

We continue to apply the ICMM's Performance Standards and the WGC's Responsible Mining Principles. Engagement involves various platforms including focused workshops, webinars, conferences, physical and virtual meetings and other industry forums.

A notable focus in 2025 was our representation on the Industry Advisory Group of the CMSI, which advanced to its final round of public consultation.

Board oversight and response

Some of these engagements are led by the CEO and designated area leads. Updates on engagement with sector peers and industry partners, such as the ICMM and WGC, are made to the Social, Ethics and Sustainability Committee, specifically on ESG-related matters.

What mattered most in 2025

- Development of the Consolidated Mining Standard (ICMM and WGC)
- Progress toward achieving full conformance with the GISTM and founding of the Global Tailings Management Institute (ICMM)
- ASM and illegal mining (WGC)
- Gold sector-focused reports, such as *Gold, Nature and Biodiversity* and *The Social and Economic Contribution of Gold Mining – 2025 data update* (WGC)
- Alignment with implementation of the VPSHR

AngloGold Ashanti is a member of and/or a signatory to the following, among others:

ICMM | United Nations Global Compact | EITI Extractive Industries Transparency Initiative | World Gold Council | Voluntary Principles on Security + Human Rights

Engaging with and creating value for stakeholders *continued*

Economic value generated and distributed

We create and distribute value in tangible and intangible ways. Details of the economic value generated and distributed by AngloGold Ashanti is set out below.

Economic value generated

US dollar millions	2025 $m	2025 %	2024 $m	2024 %
Gold sales and by-product income	9,893	96	5,793	95
Interest received	124	1	142	2
Royalties received	1	—	—	—
Proceeds from sale of assets	14	—	14	—
Income from investments	255	3	155	3
Other income	—	—	8	—
Total economic value generated	10,287	100	6,112	100

Economic value distributed (1) (7)

US dollar millions	2025	2024
Providers of capital	1,468	311
Finance costs	185	139
Dividends	1,283	172
Employees (2)	773	575
Government	2,272	978
Current tax (3)	1,031	454
Royalties (4)	349	189
Employee taxes (4)	255	221
Production, property and other taxes (4)(7)	637	114
Community (5)	26	19
Suppliers and services (6)	2,382	2,465
Total economic value distributed	6,921	4,348

Economic value distributed by beneficiary


34.4%
32.8%
44.4%
11.2%
0.4%
21.2%
Economic value distributed
Employees
Government
Community
Suppliers and services
Providers of capital

(1) Economic value distribution involves providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

(2) Payments to employees include salaries, wages and other benefits but excludes employee-related taxes

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature

(5) Community and social investments exclude expenditure by equity-accounted joint ventures

(6) Suppliers and services excludes capital expenditure

(7) Includes the profit share paid to the Egyptian government

Climate-related disclosure

Climate change impact on mining

Climate change presents a complex landscape of challenges for the mining industry, ranging from direct physical impacts on operations to the systemic risks associated with a low-carbon transition.

At AngloGold Ashanti, our approach is framed by a Climate Change Strategy launched in 2021. This strategy integrates climate considerations directly into our strategic and operational planning through a four-pillar framework aligned with the Task Force on Climate-related Financial Disclosures (TCFD): Governance, Strategy, Risk Management, and Metrics and Targets.

As a member of the ICMM, we are committed to achieving net zero Scope 1 and 2 GHG emissions by 2050, in alignment with the Paris Agreement Goals.

We recognise our responsibility to mitigate our carbon footprint while building resilience across our portfolio by identifying and managing climate-related vulnerabilities – including carbon pricing and mine-site exposures – while collaborating with host communities to strengthen their resilience against evolving climate impacts.

Climate-related physical risks

Climate change is expected to exacerbate existing weather-related risks on mining infrastructure and its workforce, and to alter the balance of natural ecosystems and communities' way of life.

The potential physical impacts of climate change, such as prolonged extreme temperatures and droughts, intense storms or material shifts in rainfall rates or patterns, could disrupt our mining operations, processing plants and TSFs, as well as damage roads, transport and energy infrastructure both on- and off-site. This in turn could result in production interruptions, increased operating and capital costs or lead to increased competition for scarce water resources with local and host communities. At a community level, the physical impacts of climate change can affect employee and community health and safety.

Mine site vulnerabilities

Our approach to physical climate risk management is grounded in the thorough baseline established during our comprehensive 2021 Group-wide assessment. This baseline, founded on worst-case scenario (RCP 8.5) CMIP5-generation model projections for a 20-year period, with 2030 as the midpoint, continues to define our operations' primary climate hazards – such as heat stress, storm and drought cycles – which guide our current site-level adaptation plans and control frameworks. A summary of the principal physical climate risks based on that assessment is in the table overleaf.

In late 2025, to ensure our long-term resilience strategies remain robust against evolving climate science, we commissioned an updated dataset using next-generation CMIP6 projections (including the SSP5-8.5 scenario). This generation of climate models represents a meaningful technological advancement, offering improved atmospheric physics and higher spatial resolution. This allows for a more accurate simulation of localised extreme weather – such as intense 'convective' storms – which were often underestimated in earlier, lower-resolution models.

Crucially, preliminary analysis of this new dataset reveals a strong convergence between the 'extreme' (P95) risk RCP 8.5 scenario utilised in our 2021 assessment and the peak intensities projected by the new CMIP6 models SSP5-8.5 scenario. This alignment validates our historical decision to incorporate high-end risk scenarios into our planning, confirming that our existing focus on 'worst-case' variables was prudent. The new data will help sharpen the resolution of these risks, shifting them from statistical probabilities to theoretical peak stress values which can be used in engineering reviews.

Looking ahead to 2026, we propose introducing this sensitivity data to our technical and engineering teams through a series of internal engagements. The objective of this consultation phase will be to collaboratively assess the relevance of these theoretical peak values to our existing infrastructure design margins. This process is intended to help us determine the most practical and effective way to incorporate 'peak stress' testing into our future engineering reviews, ensuring that our capital allocation for climate resilience remains both physically robust and economically efficient. The update also includes climate data projections for the Sukari and our Nevada projects, which will be used to assess climate risks using AngloGold Ashanti's standardised Group-wide approach.



Tropicana, Australia

Climate-related disclosure *continued*

*Physical climate-related risks and operations/projects potentially affected**

Climate event	Related physical risk	Operations/projects potentially affected
Extreme rainfall	• Supply chain disruptions – especially bulk reagent deliveries	• Sunrise Dam and Tropicana
	• Geotechnical instability and erosion, potentially affecting pit walls, mine infrastructure, TSFs, rehabilitated areas, waste rock dumps and filtered tailings, among others	• Geita, Iduapriem, Obuasi and Siguiri • AGA Mineração • Quebradona
	• Potential adverse impacts on pollution control	• Cerro Vanguardia
	• Halt to construction activities	• Quebradona
Extreme temperatures	• Spontaneous combustion/fires	• Sunrise Dam and Tropicana
Storms	• Lightning strikes and fires	• Sunrise Dam and Tropicana
Water stress	• Failure to deliver on rehabilitation objectives and reduced habitat regeneration	• Geita, Iduapriem, Obuasi and Siguiri
	• Reduced availability of water – related community and stakeholder concerns	• Geita and Siguiri
	• Reduced supply of groundwater/decrease in water supply leading to water supply constraint issues	• AGA Mineração and Tropicana
	• Elevated dust emissions and reduced ability to suppress dust – related community concerns	• AGA Mineração, Geita and Siguiri
	• Changes to water management regimes	• AGA Mineração
Rise in sea levels and storm surge	• Disruptions to operations and exports (from Port of Buenaventura owing to storm surges)	• Quebradona

* *The physical climate risk assessment above is based on our comprehensive 2021 Group-wide assessment and relate to our mines and projects at the time. Any mines or projects developed or acquired subsequently will be considered when our Group-wide climate risk assessment is revisited in 2026*

Community vulnerabilities

Communities around the globe are already experiencing the physical effects of climate change, including flooding, droughts, intensified storm events, increased variability in water availability, and a rise in extreme heat days.

These climate-related shifts have posed health and safety risks, and disrupted livelihoods. In several instances, these pressures have deepened socio-economic vulnerabilities, heightening the risk of instability and social unrest within affected communities.

Our operations continue to advance community-based climate resilience initiatives in collaboration with international partners, local authorities, and community representatives. These programmes are designed to strengthen community health, safety, and disaster preparedness, recognising the growing importance of climate resilient communities.

Climate awareness and capacity-building interventions support local adaptation by promoting sustainable resource use, responsible waste management, and the protection of water resources. Collectively, these actions enhance community resilience, reduce climate-related social risk, and contribute to broader sustainability outcomes aligned with evolving ESG expectations.

Across Brazil, Ghana, Guinea, and Tanzania, our operations collaborate closely with local authorities and community stakeholders to reduce the social and operational impacts arising from climate-related disruptions. Key initiatives include flood awareness and preparedness campaigns, community emergency response drills for floods and wildfires, and support for local infrastructure maintenance initiatives to improve resilience and adaptive capacity at community level.

At Obuasi, climate adaptation is embedded within the mine’s 10-year socio-economic development plan and was further progressed in 2025 to strengthen community resilience and advance climate-responsive livelihood initiatives. In partnership with stakeholders and Solidaridad West Africa, the Climate Resilient Oil Palm Project progressed. A total of 2,825 farmers were trained in best management practices, 90,000 oil palm seedlings were distributed to 203 farmers, and 1,500 acres were planted, of which 688 acres (46%) are on reclaimed mine land. These outcomes demonstrate tangible progress in climate adaptation, land restoration-linked livelihoods, and alignment with our objective of supporting community resilience and sustainable land use.

Continued support from the Company and partners such as the Global Fund enhances malaria prevention programmes in Africa, crucial for community health resilience amid climate change's impact on vector-borne diseases. The indoor residual spraying programme at Siguiri was expanded to include additional communities to protect

Climate-related disclosure *continued*

vulnerable populations, in line with the mine's socio-economic development plan objectives of health adaptability, community well-being, and environmental health risk management.

Climate-related transition risks

The potential introduction of carbon pricing mechanisms by host countries as a policy lever is an important climate transition risk, which presents itself across all the countries in which we have operations and projects. Carbon price risk may intensify with increasing pressure to decarbonise host country economies, where those countries have commitments in terms of the Paris Agreement.

A qualitative framework, originally developed in partnership with the Carbon Trust in 2021, continues to serve as our primary tool for periodically gauging AngloGold Ashanti's exposure to carbon price risk across its global portfolio. The framework evaluates 10 criteria across four key themes: existing regulatory landscapes, future policy roadmaps, the ambition of Nationally Determined Contributions (NDCs) in alignment with the Paris Agreement, and our own projected emission profiles over the life of mine. Each criterion is scored between 1 (low) and 5 (high) and weighted to produce a final score, providing a continuum of relative carbon price risk across our jurisdictions.

Following a comprehensive update at the end of 2025 to reflect the amended NDCs and material shifts in domestic climate policy, the results show a redistribution of transition risk across the portfolio.

The most notable de-risking occurred in the United States, where the formal federal withdrawal from the Paris Agreement and the subsequent rollback of carbon-related regulations have materially reduced relative risk. This is further reinforced by the localised nature of our developments in Nevada – a jurisdiction currently without a planned state-level carbon pricing mechanism. Similarly, in Ghana, risk eased following the legislative repeal of the 2024 emissions levy previously imposed on the mining sector.

Conversely, emerging risks have strengthened in other regions. In Guinea, the formal launch of a dedicated carbon pricing instrument for the mining sector in late 2025 has moved this jurisdiction towards the higher end of our risk continuum. In Brazil and Tanzania, the enactment of new Emissions Trading System legislation and updated carbon trading regulations respectively led to moderate increases in their risk profiles. In Colombia, while national carbon pricing ambition remains high, the relative risk has been deferred, given the delayed development timelines for our projects in that country.

In summary, while policy shifts in the United States and West Africa have altered our global carbon price risk profile, our Australian operations remain the primary focus for compliance-driven carbon costs.

Our climate-related transition risk profile by country – 2025 vs 2024 (excludes Egypt)

2024	Argentina	Brazil	Tanzania	Colombia	Guinea	Ghana	USA	Australia
	2.40	2.55	2.80	3.20	3.30	3.45	3.50	3.70

Increasing risk →

2025	USA	Argentina	Ghana	Tanzania	Brazil	Colombia	Guinea	Australia
	2.10	2.40	2.80	2.95	3.00	3.20	3.70	3.75



Geita, Tanzania

Climate-related disclosure *continued*

Climate mitigation strategy

AngloGold Ashanti maintained strong momentum through 2025, advancing delivery of key decarbonisation projects aligned with its 2030 GHG emissions reduction commitment. Across regions, initiatives are reducing GHG emissions while also improving energy cost outcomes and operational resilience. This report provides a consolidated view of progress by country and site.

We completed a strategic options assessment and refreshed the decarbonisation pathway in collaboration with regional business units, confirming that power generation projects and grid connections are critical enablers for achieving the 2030 target (a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions versus the 2021 baseline).

Looking ahead, the 2050 net zero ambition for Scope 1 and Scope 2 GHG emissions will depend on original equipment manufacturer (OEM) partnerships for fleet electrification and alternative fuels.

In addition, we continue efforts to address Scope 3 GHG emissions by setting credible targets in partnership with suppliers, recognising that Scope 3 GHG emissions occur across the upstream and downstream value chain where the Company has more limited influence than for Scope 1 and 2 GHG emissions.

Baseline restatement

Following the acquisition of Centamin plc in late 2024, and in accordance with the Greenhouse Gas Protocol, we have adjusted our 2021 decarbonisation baseline to reflect our growing global portfolio that now includes the Sukari gold mine in Egypt. Our original 2021 Scope 1 and 2 GHG emissions baseline of 1.383Mt CO_2e has been restated to 1.861Mt CO_2e, incorporating an additional 0.478Mt CO_2e attributed to Sukari as at 2021. The Group's commitment to achieving a 30% reduction in GHG emissions by 2030 remains firmly on track, with absolute emissions adjusted to 1.303Mt CO_2e.

Serra Grande was included in this 2021 baseline restatement to maintain historical portfolio consistency. The asset was successfully divested in December 2025 and, as a result, Serra Grande's contributions are reflected in our 2025 performance data. A subsequent baseline adjustment will be performed during 2026 to remove Serra Grande's historical emissions.

Centamin's contributions are reported since acquisition and the restatement ensures that our decarbonisation journey remains measurable and representative of our current operational footprint, reinforcing accountability as we integrate new assets into our Group-wide net zero pathway.

Delivery of our project pipeline

Across Australia, Tanzania, Ghana and Brazil, major decarbonisation initiatives are advancing.

Australia's large off-grid hybrid renewables project has been fully operational since February 2025 and is cutting GHG use and emissions, although lower wind availability reduced 2025 abatement.

Tanzania's Geita grid connection stabilised through technical and commercial upgrades, boosting grid use to 81.1% in Q4 2025, while increased national hydropower, aided by the Julius Nyerere Hydro System, displaced ~80% of diesel use for power generation at the site and lifted total annual savings to ~72kt CO_2e.

In Ghana the delivery of the 100MW Pwalugu solar PV project has been phased to manage transmission delays. The project is expected to deliver annual reductions of ~67kt CO_2e once complete and to potentially expand certified green power via hydro partnerships linked to International Renewable Energy Certificates.

Brazil's electrified fleet programme was strengthened by a successful electric loader trial at Cuiabá with further trials planned.

We will continue to progress our pipeline of GHG emissions reduction projects in 2026 including a 40MW solar PV project in Guinea, a potential 80MW grid connection opportunity in Egypt, and a review of the GHG emissions reduction potential of Brazilian landholdings. More detail may be found in *Projects and initiatives currently underway* on page 82.



Nevada, United States

Climate-related disclosure *continued*

Greenhouse gas disclosure – metrics, performance and targets

Annual energy usage and related GHG emissions performance[1]

		2025	2024	2023	2022	2021
Energy usage						
Direct energy use	PJ	23.92	19.56	19.49	19.42	19.03
Indirect energy use	PJ	3.77	3.31	3.14	3.32	3.01
Total [4]	PJ	**27.69**	**22.87**	**22.63**	**22.74**	**22.04**
Total [4]	million kWh equivalent	7,692	6,353	6,285	6,318	6,123
Energy intensity [4]	GJ/t of ore treated [4]	**0.51**	**0.54**	**0.53**	**0.52**	**0.50**
GHG emissions [2]						
Scope 1 [4]	Mt CO_2e	1.607	1.314	1.300	1.299	1.192
Scope 2	Mt CO_2e	0.199	0.190	0.169	0.175	0.189
Total – Scope 1 and 2 [4]	Mt CO_2e	**1.806**	**1.504**	**1.469**	**1.475**	**1.380**
GHG emissions intensity	t CO_2e/t of ore treated [3]	33.50	35.23	34.26	33.43	31.32
	kg CO_2e/GJ	64.91	65.76	64.91	64.84	62.62

(1) *For additional information on annual energy usage and related GHG emissions performance please see Climate action and pursuing resilience in our* ***2025 Sustainability Report****.*

(2) *AngloGold Ashanti's GHG emissions accounting is founded on the WRI/WBCSD's Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition). Emissions are calculated on an operational control basis using country-specific emission factors for the different energy products being consumed, where available. Alternatively, emissions factors are based on the IPCC 5th Assessment Report (AR5).*

(3) *Per tonne of gold-bearing ore treated/processed to extract the gold.*

(4) *Group total variances between 2025 and 2024 driven by the full year inclusion of Sukari data in 2025.*



AGA Mineração, Brazil

Climate-related disclosure *continued*

Regional/operational[2][3] breakdown of energy usage and related GHG performance – 2025

	Energy performance			GHG emissions performance			
	Energy consumption (PJ [1])	Energy consumption (million kWh)	Energy intensity (GJ/tonne treated)	Scope 1 (Mt CO_2e)	Scope 2 (Mt CO_2e)	Total: Scope 1 and 2 (Mt CO_2e)	Emissions intensity (t/tonne treated)
Africa	**16.06**	**4.462**	**0.46**	**1.012**	**0.199**	**1.211**	**34.75**
Iduapriem	1.83	0.509	0.36	0.102	0.047	0.148	28.98
Obuasi	1.68	0.466	1.26	0.032	0.125	0.156	116.99
Siguiri	3.33	0.925	0.31	0.255	0	0.255	23.61
Geita	3.32	0.922	0.64	0.205	0.027	0.232	44.66
Sukari	5.91	1.641	0.48	0.418	0	0.418	33.82
Americas	**3.78**	**1.049**	**0.63**	**0.157**	**0**	**0.157**	**26.35**
Cerro Vanguardia	1.67	0.464	0.48	0.106	0	0.106	30.66
AGA Mineração	1.53	0.424	0.94	0.036	0	0.036	22.00
Serra Grande [4]	0.58	0.161	0.66	0.015	0	0.015	17.36
Australia	**7.85**	**2.180**	**0.60**	**0.438**	**0**	**0.438**	**33.43**
Sunrise Dam	3.09	0.858	0.80	0.173	0	0.173	44.79
Tropicana	4.76	1.323	0.52	0.264	0	0.264	28.66
United Kingdom and offshore area	0	–	0.00	0	0	0	0.00
Total [5]	**27.69**	**7.692**	**0.51**	**1.607**	**0.199**	**1.806**	**33.50**

(1) *One petajoule (PJ) is equivalent to 277,778MWh*
(2) *Energy usage is reported for operating mines only. Energy consumption at standalone offices and/or exploration sites is deemed immaterial to the Company's overall energy use, and is therefore not accounted for in renewable versus non-renewable energy use (PJ)*
(3) *Rounding of numbers may result in discrepancies at the regional level due to adjustments from the third decimal to the second decimal place*
(4) *Serra Grande was sold and numbers reflect their totals until end of November 2025*
(5) *For additional information on annual energy usage and related GHG emissions performance, please see Climate action and pursuing resilience in our* ***2025 Sustainability Report***

Regional/operational[2][3] breakdown of energy usage and related GHG performance – 2024

	Energy performance			GHG emissions performance			
	Energy consumption (PJ [1])	Energy consumption (million kWh)	Energy intensity (GJ/tonne treated)	Scope 1 (Mt CO_2e)	Scope 2 (Mt CO_2e)	Total: Scope 1 and 2 (Mt CO_2e)	Emissions intensity (t/tonne treated)
Africa [4]	**11.21**	**3,114**	**0.47**	**0.704**	**0.19**	**0.894**	**37.1**
Iduapriem	1.95	543	0.36	0.108	0.053	0.161	29.77
Obuasi	1.54	428	1.20	0.026	0.123	0.149	115.74
Siguiri	3.37	935	0.30	0.258	0	0.258	23.28
Geita	3.93	1,092	0.72	0.28	0.014	0.294	54.06
Sukari [4]	0.42	116	0.49	0.03	0	0.03	36.48
Americas	**3.65**	**1,014**	**0.98**	**0.147**	**0**	**0.147**	**39.47**
Cerro Vanguardia	1.65	459	1.32	0.104	0	0.104	83.37
AGA Mineração	1.34	371	0.94	0.027	0	0.027	18.97
Serra Grande	0.66	184	0.64	0.015	0	0.015	14.73
Australia	**8.01**	**2,225**	**0.63**	**0.463**	**0**	**0.463**	**36.14**
Sunrise Dam	2.92	812	0.75	0.164	0	0.164	42.06
Tropicana	5.08	1,412	0.57	0.299	0	0.299	33.55
United Kingdom and offshore area	0	–	0	0	0	0	0
Total [4]	**22.87**	**6,353**	**0.54**	**1.314**	**0.19**	**1.504**	**35.23**

(1) *One petajoule (PJ) is equivalent to 277,778MWh*
(2) *Energy usage is reported for operating mines only. Energy consumption at standalone offices and/or exploration sites is deemed immaterial to the Company's overall energy use, and is therefore not accounted for in renewable versus non-renewable energy use (PJ)*
(3) *Rounding of numbers may result in discrepancies at the regional level due to adjustments from the third decimal to the second decimal place*
(4) *Sukari reported for December 2024 only*

Climate-related disclosure *continued*

Renewable versus non-renewable energy use (PJ)

Non-renewable energy used	2025	2024	2023
Direct energy use [(1)]	**23.21**	19.54	19.49
Indirect energy use	**2.34**	1.90	1.64
Renewable energy used			
Hydropower and solar [(1)]	**2.14**	1.43	1.50
Total [(1)]	**27.69**	22.87	22.63
Renewable energy as a % of total energy used	**7.8 %**	6.3 %	6.6 %

Performance 2025: Group Scope 1 and 2 GHG emissions of 1.806Mt were 3% below the restated 2021 baseline of 1.861Mt. This result marks a pivotal milestone: the first year since the announcement of our 2030 climate targets that combined emissions have fallen below the baseline level. This achievement underscores the effective execution of our decarbonisation roadmap and the initial impact of our global renewable energy and efficiency initiatives.

(1) *Group totals include energy use for Serra Grande up until asset sale*

Annual Scope 3 GHG emission estimates (000t CO_2e)

	2025	2024	2023	2022
Scope 3 GHG emissions – upstream	**1,209.54**	828.12	823.42	849.68
Scope 3 GHG emissions – downstream	**75.74**	19.91	29.05	5.72
Total	**1,285.29**	848.03	852.47	855.4

Note: Upstream emissions exclude non-significant Goods and Services (Category 1 of the GHG Protocol). GHG Protocol Categories 8 and 11-14, are not applicable to AngloGold Ashanti's managed operations. 2025 Business Travel (Category 6) includes global footprint, on a spend basis. Downstream emissions include our proportional 45% equity share of emissions from Barrick-operated Kibali under Category 15 (Investments). Due to differences in the timing of reporting periods, the estimate is based on Kibali's 2024 reported emissions (totalling 158kt CO_2e). This is a new inclusion in Category 15 for the current reporting year. Downstream emissions for 2023 and 2024 included gold concentrate transport and offshore shipping for Brazil. Sukari mine is included in AngloGold Ashanti's Scope 3 GHG emissions estimate from 2025, comprising approximately 28% of our Scope 3 GHG emissions. Differences in totals are due to rounding.

To achieve the 2030 targets, we are working with sites to focus on areas with the greatest potential for emissions reduction and tracking a pipeline of initiatives to support successful implementation, with the majority expected to deliver benefits ahead of schedule.

Decarbonisation remains a long-term investment process: strategic planning scenarios indicate an underlying upward emissions trajectory driven by increasing energy requirements as mines deepen and expand, and this trajectory is only altered when significant renewable energy sources replace fossil fuel-based generation.

For more on our pathway to net zero, GHG emissions reduction pipeline and the discussion on emissions, see the section *Climate action and pursuing resilience*, pages 64–67, in our *2025 Sustainability Report.*

Data assurance

AngloGold Ashanti is committed to obtaining assurance of certain specified metrics, including those related to GHG emissions and energy use. IBIS ESG Consulting Africa (Pty) Ltd (IBIS), part of SLR Consulting, was commissioned to conduct an independent third-party assurance of this data for the year ended 31 December 2025. The assured energy and GHG-related data is published above. For more details on the assurance process and its conclusions, see the Assurance statement in our *2025 Sustainability Report* (pages 91–93).



What we are doing to address climate change challenges – status 2025

AngloGold Ashanti's response to climate change and efforts to reduce GHG emissions currently include:

- Introduction of climate-related KPIs into the annual strategic planning modelling scenarios
- Annual carbon refresh programme introducing new initiatives into the existing project pipeline
- Establishment of shared best practice forums and engagement with OEMs of heavy mining equipment and strategic partners on potential decarbonisation pathways
- Continued optimisation of fossil energy usage
- Increased use of renewable energy
- Implementation of plans to reduce absolute Scope 1 and 2 GHG emissions
- Continued improvements to the accounting of Scope 3 GHG emissions exploring opportunities, where feasible, to address material Scope 3 GHG emissions
- Investment in a range of projects to reduce emissions from operations as a strategic priority
- Review of landholdings and associated offset potential

Climate-related disclosure *continued*

Projects and initiatives currently underway

- **Tropicana:** Commissioning of the Tropicana renewables project was completed on time and on budget in February 2025, creating the largest off-grid hybrid power system in Australia's mining sector. The facility was constructed by Pacific Energy which owns and operates the hybrid power station under a 10-year power purchase agreement (PPA). The integration of 61MW of wind and solar energy into the existing power system is expected to reduce Tropicana's diesel and natural gas consumption for power generation by 96% and 50% respectively and cut carbon emissions by more than 65,000t CO_2e annually on average over the life of the PPA.
- **Sunrise Dam:** The pilot trial of the world's largest underground battery electric vehicle (BEV) truck confirmed the technology's ability to eliminate direct greenhouse gas emissions while reducing operational heat and ventilation requirements. Results and technical insights from the trial have been integrated into our BEV Shared Learnings Platform, informing electrification investigations across our global portfolio. In parallel, Sunrise Dam has renegotiated its power supply agreement with its independent power producer (IPP) and remains focused on identifying further decarbonisation opportunities that align with the site's long-term life-of-mine plan.
- **Ghana:** We have signed and are finalising the initial 15MW phase of a grid-linked, phased 100MW solar plant in conjunction with the VRA, our current service provider. The revised Power Purchase Supply Agreement (PSSA) was completed in August as an addendum to the existing 10-year power purchase agreement and we are working with the VRA in defining an agreement for issuing of recognised renewable energy certificates. Clearing of the identified sites is now completed with solar panels installation at 97%, switchyard at 80% and grid transmission line at 77% at the end of December 2025.
- **Obuasi:** We completed a comprehensive pre-feasibility study review of the future Block 11 project, specifically evaluating the integration of BEVs. The study confirms a compelling business case, identifying both robust financial returns and significant sustainability benefits. Transitioning to a BEV fleet for Block 11 is expected to materially lower the mine's GHG emissions intensity, reduce underground heat loads, and optimise ventilation requirements.
- **Iduapriem:** We successfully installed a 336kW solar plant to provide renewable power to the mine's housing and administrative facilities. Building on the operational success of this initial facility, the site team is evaluating expansion of the solar footprint to further displace conventional power across the operation, leveraging the site's existing infrastructure to accelerate the transition toward a lower-carbon energy mix.
- **Geita:** The grid connection was significantly enhanced with commissioning of the Julius Nyerere Hydro System, which has shifted the national grid mix to 65.35% hydropower and 34.24% thermal generation (of which 92% is derived from natural gas). Expanded hydroelectric supply generated a further 23kt CO_2e of annual emissions abatement, bringing total annual reductions from the project to 72kt CO_2e. This strategic transition now displaces approximately 80% of Geita's diesel use for power generation, underscoring the sustained benefits of integrating operations with cleaner national infrastructure. Further electrification initiatives are being evaluated to expand grid capacity and reduce the mine's reliance on diesel even further.
- **Siguiri:** In 2025, we reached a critical milestone in our renewable energy transition. Following a comprehensive 'Go-to-Market' evaluation, final contractual negotiations were underway with shortlisted parties at year end for an integrated solar, battery, and biogas solution. Using a Build-Own-Operate-Transfer (BOOT) model, this partnership ensures long-term operational excellence while providing a clear path to eventual asset ownership. A key differentiator of this project is the inclusion of biogas generation, a strategic expansion that promotes community development and local job creation while providing Siguiri with a viable pathway toward zero-emission power generation.
- **AGA Mineração:** Following the successful completion of the BEV trials, the results have been integrated into our Group-wide BEV Shared Learning Platform. The pilot confirmed that electrification delivers significant environmental benefits while simultaneously improving stope availability and shortening re-entry times through enhanced ventilation efficiency. In 2026, the site will focus on a comparative analysis of OEMs through additional trials to refine our fleet transition strategy and associated infrastructure requirements. Participation in the Subspace Energy Forum is informing our understanding of BEV integration and its impact on grid stability. Combined with ongoing investigations into high-integrity forest carbon offsets from existing land assets, these initiatives position the site to become AngloGold Ashanti's first net-zero operation.
- **Cerro Vanguardia:** A strategic asset review aimed at maximising long-term value, which included a comprehensive on-site GHG emissions audit conducted by subject matter experts, was completed during the year. This identified a suite of GHG emissions reduction initiatives that, if fully implemented, are projected to deliver a 30% reduction from the 2021 baseline. These initiatives are being integrated into the site's strategic planning. Pending the final outcome of the broader asset review process, we will prioritise these decarbonisation projects in direct alignment with the mine's long-term operational strategy.
- **Quebradona:** This project presents a unique opportunity to source 100% renewable electricity from the national grid and use it to electrify both underground mining activities and TSF transport. In 2025, the Colombia project team completed a small-scale test to prove the viability and benefits of green hydrogen. This technology has the potential to be leveraged to power larger trucks.
- **Sukari:** The grid connection project progressed through technical refinement and regulatory milestones, maintaining a commissioning target of early 2028. Following a comprehensive technical review to confirm design robustness, the project advanced into the delivery phase, including the establishment of a dedicated project team and completion of technical work packages. Key milestones included formal approval for the 80MW grid connection from the Supreme Council of Energy (SCE), with documentation moving to the Industrial Development Authority (IDA) for final approval. Sole-source approval was granted to DRA to proceed with design, tender packages and owner's

Climate-related disclosure *continued*

engineering works, ahead of a move into detailed design. In the interim, Sukari will continue to operate its existing 30MW solar plant alongside its thermal power station. The site will continue to evaluate additional opportunities to reduce emissions, including expanding the solar farm.

- **Nevada projects:** A high-level renewables assessment was completed to complement the planned grid connection at the Arthur Gold Project. The review confirmed that integrating solar PV would deliver both environmental and economic benefits, with the findings to be incorporated into the next phase of feasibility studies. As part of our BEV Shared Learnings Platform, the site has been selected for AngloGold Ashanti's strategic partnership with Caterpillar under its 'Pathways to Sustainability' programme. This collaboration includes modelling future fleet configurations, assessing electrification solutions such as Dynamic Energy Transfer, alongside alternative material movement strategies to optimise GHG emissions performance and operational efficiency.

Energy transition and decarbonisation strategy

Our primary approach to decarbonisation focuses on a dual-track transition: migrating our electrical supply infrastructure to renewable sources while simultaneously electrifying fossil-fuel-dependent assets.

To ensure this strategy remains dynamic and responsive to technological shifts, we have embedded annual reviews into our formal business planning through our 'Refresh' programme. This programme allows us to pivot and scale projects based on the latest economic and technical data.

Strategic priorities and technology

While we do not categorise energy efficiency as a primary decarbonisation workstream, this is because efficiency is already treated as an inherent 'best practice' during the design and implementation phases. Our focus remains on maintaining historical efficiency gains through continuous monitoring of our installed electrical plants and heavy mining equipment.

In regions where electrification is under investigation as a viable option, such as our operations in South America, we are actively benefitting from the increased local transitioning to alternative renewable fuels like biodiesel to reduce absolute Scope 1 GHG emissions.

Offsetting and innovation

In accordance with our strategy, carbon offsets represent our final alternative. However, given our significant land holdings in Brazil, we are currently investigating the opportunity to develop internal carbon offset equivalents. We continue to engage in cross-business forums across various business units to pursue emerging technologies that are both economically viable and sustainable, bridging the gap where current technology remains constrained or unproven.

Aligning our reporting with the TCFD framework

AngloGold Ashanti first considered the TCFD recommendations in its reporting in 2021. We have since incrementally improved our processes and actions in relation to climate change, and reporting on the subject has been integrated into our existing reports.

Our initial focus was to address Scope 1 and 2 GHG emissions, however, we have begun work on identifying and understanding our Scope 3 GHG emissions. While much has been done, we acknowledge that much remains to be done.

Details on the financial impact of climate change can be located in the Climate change considerations section in *Note 1.2* of the Group financial statements. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, is anticipated to have a substantial impact in future periods.



Tropicana, Australia

Climate-related disclosure *continued*

The table below presents high-level disclosures in alignment with the TCFD Recommendations.

Governance

Recommended disclosure	Status 2025
Board oversight of climate change and related risks and opportunities	Climate change risk and decarbonisation are Board-level governance issues. The Board, assisted primarily by the Social, Ethics and Sustainability Committee and also by the Audit and Risk Committee, is ultimately accountable for climate change-related matters, monitoring progress and delivery on our Climate Change Strategy. These committees have oversight of related risk processes and controls. At Board level, the Social, Ethics and Sustainability Committee has primary responsibility for ESG governance and oversight, including climate change. The Board approved our Climate Change Strategy in 2021. The related Decarbonisation Strategy and Roadmap to Net Zero were approved and launched in 2022. The Social, Ethics and Sustainability Committee receives quarterly updates on progress being made regarding the Roadmap while the Audit and Risk Committee is updated quarterly on our principal risks, including those relating to or affected by climate change. Climate change features as both a potential risk and a material sustainability issue, affecting many aspects of our business and our ability to deliver on our strategy. Together with decarbonisation, it is considered at meetings of both these committees. The Board is apprised periodically of any significant developments in relation to climate change (and other significant environmental events) as necessary. ***Board knowledge and training on climate change*** The Social, Ethics and Sustainability Committee holds training and in-depth review sessions on climate change-related topics as required. In addition to quarterly sustainability updates from the CSCAO which address climate issues, the Committee receives an annual update on the regulatory and reporting landscape. In May 2025, a session was also held on the Company's decarbonisation commitment and the pathway to 2030.
Management's role in assessing and managing climate-related risks and opportunities	Led by the CEO, the Executive Committee is accountable to the Board. The CSCAO is responsible for climate-related matters, while the operating sites are responsible for the execution of decarbonisation projects. Governance of these projects resides within the Chief Technology Officer's portfolio. Responsibility for integrating climate-related transition and physical risk management is shared across the operations. The General Manager at each mine is the owner of the physical and transition risks for that operation. Integration of these risks into the Group ERM is supported by the Group Risk function and the site and business unit risk leads. Our Climate Change Working Group and its mandate were incorporated into the Decarbonisation Steering Committee in 2024. Its includes members of the executive team who meet quarterly on climate matters and decarbonisation project progress and who in turn report to the CSCAO and the Social, Ethics and Sustainability Committee. A decarbonisation project team, led by the VP: Decarbonisation, is responsible for developing, managing, tracking and delivering AngloGold Ashanti's decarbonisation strategy. This is supported by business unit and site teams which deliver on the detailed management of the projects. As we continue to improve our processes, we have introduced a new requirement for the sites to produce a GHG emissions profile for each of the strategic options presented at our annual planning workshop. Once the preferred options for GHG emissions profiles are consolidated to form a company view, an analysis is completed to assess the progress we are making towards delivering on our 2030 and 2050 commitments. This process then leads to a refresh programme which is run with sites to generate new ideas and initiatives to fill our existing pipeline of decarbonisation projects. As with our current portfolio of projects, only initiatives which are net present value positive, and which use proven technology are considered for our project pipeline. We continue to track new technology advances and develop a proven track record, we will incorporate these into our pipeline. Established in 2022, the MIC is a multi-disciplinary committee comprising senior executives who review all capital projects, including decarbonisation projects. The Committee is chaired by our CFO and meets monthly to review major investment projects, recommending selected projects for Board approval.

Climate-related disclosure *continued*

Governance

Recommended disclosure	Status 2025
	Performance and remuneration Performance management KPIs have been set that require all levels of management (including the executive) to identify, assess and manage risks (including those in relation to climate change) within their remit. Performance against these KPIs is assessed regularly. There is a clear link between the achievement of our decarbonisation strategy and targets and executive remuneration. Three-year executive remuneration performance awards are defined in terms of the Performance Share Plan which, in 2025, allocated 10% of the performance award to the management of GHG absolute emissions in tonne of carbon emissions equivalent (t CO_2e) compared to budget for 2025, 2026 and 2027. See *Section 2: Annual Remuneration Report* (pages 125–145) and *Delivering on our strategy* (pages 32–34).

Strategy

Recommended disclosure	Status 2025
Describe the: • Climate-related risks and opportunities identified over the short, medium and long term • Impact of climate-related risks and opportunities on our business, strategy and financial planning • Resilience of our strategy, and business to climate-related risks and opportunities (taking into consideration different climate-related scenarios, including a 2°C or lower scenario)	The aim of our Climate Change and Decarbonisation strategy is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. See *Climate mitigation strategy* on page 78. All life-of-mine planning and capital expenditure schedules take into account renewable energy projects – for both existing operations and project development. Alternative energy supply and mine configuration options are included in the financial evaluation conducted for projects. We take a strategic approach to risk and seek to ensure that climate-related risks and opportunities have been systematically integrated into our existing risk management framework, that they are linked to guidance and included in our decision-making processes. AngloGold Ashanti conducts annual risk and materiality assessments. Our 2025 *materiality process,* detailed on pages 15–19, confirmed the following as priority climate-related material sustainability issues: • Energy security, decarbonisation, climate resilience and adaptation • Ensuring water security and water stewardship: the availability of water can be impacted by physical climate-related risks Our Climate Change Strategy drives the identification and management of physical and transition climate risks within our strategic and operational planning processes. For more detail on these risks, see *Climate-related physical risks* (pages 75–77) and *Climate-related transition risks* (page 77). The market for gold has been considered extensively by the WGC, and as a relative risk (between gold and other commodities), climate change is seen as an opportunity for gold. The WGC's research showed that, compared to other commodities, gold has a very small carbon footprint. Thus, where portfolios have carbon caps/limits, gold would be favoured as an investment over commodities with significantly higher GHG emissions, such as iron ore, coal or copper. In identifying our principal risks and material sustainability issues, we have in place measures to monitor their impacts and the success of plans implemented to mitigate these impacts. These risks are also addressed through our business strategy, our sustainability strategy and framework, our commitment to the SDGs – SDG 13 (Climate Action) in particular – and through our financial planning process. This includes ensuring we: • Deliver on our targets for the reduction of our GHG emissions • Respond to changing investor and societal expectations on climate change and decarbonisation • Consider climate change impacts in our business and purchasing decisions • Monitor and keep abreast of global climate change reporting requirements

Climate-related disclosure *continued*

Risk management

Recommended disclosure	Status 2025
Describe: • The processes in place to identify and assess climate-related risks • The processes in place to manage climate-related risks • How processes for identifying, assessing and managing climate-related risks are integrated into AngloGold Ashanti's overall risk management	In 2021, we mapped physical climate change risks across our operations, supply chains and communities under a Representative Concentration Pathway (RCP) 8.5 scenario, which reflects the worst case physical effects of climate change. While none were flagged as having financially material mitigation costs at the time, it was recognised this could change as understanding of climate risk evolves. In 2023, these were incorporated into AngloGold Ashanti's ERM system and subsequently maintained through desktop reviews of their continued applicability to each site. Incorporating these into our ERM system reflects our belief that climate considerations are key modifiers of our existing risk profile and should not be managed as an isolated issue. In late 2025, we executed a planned update of our climate datasets, transitioning from CMIP5 to next-generation CMIP6 models (including SSP5-8.5). During 2026, we will use this enhanced data to validate the design margins of our critical infrastructure and optimise our long-term resilience planning. Climate legislation-related risks, including the imposition of asset-level GHG emission caps, and the reputational risk of not meeting our energy transition and decarbonisation plans, have been incorporated into our ERM process which is overseen by the Audit and Risk Committee. AngloGold Ashanti's current exposure to climate regulation is predominantly in relation to Australia's national Safeguard Mechanism. In mid-2025, we refreshed our country-level qualitative carbon price risk assessment. See *page 77* for additional detail. We have engaged with a wide range of stakeholders on climate change and decarbonisation. These stakeholders included: shareholders, employees, communities, governments and industry bodies. Stakeholder feedback is embedded in our ERM Framework. While day-to-day stakeholder engagement and communication is a management activity, the Board has ultimate oversight. For more detail on how we manage risks and our ERM Framework, see *Principal risks and uncertainties* (pages 20–31).



Nevada, United States

Climate-related disclosure *continued*

Metrics and targets

Recommended disclosure	Status 2025
Metrics used to assess climate-related risks and opportunities (as per our strategy and risk management process)	We monitor and report on a range of metrics to assess climate-related risks and opportunities, including Scope 1 and 2 GHG emissions, energy use and energy and GHG intensity per tonne treated, metrics that are in common use in the mining sector. We are compiling annual estimates of our Scope 3 GHG emissions, which is based on applicable Scope 3 GHG emission categories and components.
Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and related risks	***Our performance*** See *Greenhouse gas emissions – metrics, performance and targets.* The proportion of renewable energy used increased from 6.3% of total energy/electric power used in 2024 to 7.8% in 2025. ***Related risks*** The bulk of our GHG emissions are Scope 1, owing to the consumption of fossil fuels in fixed power generators and heavy mine equipment. Currently, there are few viable alternatives for HME energy sources, which presents a risk to achieving our 2050 ambitions if commercially viable options fail to emerge timeously. ***Scope 3 GHG emissions*** We began reporting Scope 3 GHG emissions on a managed asset basis in 2021 and recognise that although accounting for and reducing Scope 3 GHG emissions is inherently complex, it is also important. In 2023, the ICMM published a Scope 3 Emissions Accounting and Reporting Guide for members. We continue using the Guide to evolve our Scope 3 GHG emissions accounting process. We have accounted for ten of the fifteen Scope 3 categories which are relevant to our business. In addition, our current estimates of Scope 3 – Category 1 GHG emissions is focused on high-volume and mining-specific commodities. We have excluded accounting for goods and services deemed to not be significant for our business processes. These typically comprise generic or small, non-mining specific consumables, products and third-party services, over which we have limited control and ability to influence. This approach allows us to target specific commodity suppliers regarding upstream emission reduction opportunities. Scope 3 GHG emissions in 2025 constituted 41% of our total GHG emissions of which 62% was from the manufacture and transport of five commodities; namely diesel, cyanide, explosives, cement and lime. Given the Sukari mine's scale, its Scope 3 GHG emissions constituted approximately 28% of total AngloGold Ashanti's Scope 3 GHG emissions.
Targets used to manage climate-related risks and opportunities and performance against target	As reported above, our Climate Change Strategy, Decarbonisation Strategy and Roadmap to Net Zero together outline our approach to climate change and how we plan to achieve net zero Scope 1 and 2 GHG emissions by 2050. In terms of our Roadmap to Net Zero, we have committed to reducing our absolute Scope 1 and 2 GHG emissions by 30% by 2030, compared to the 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also compared to a 2021 baseline. The roadmap outlines a multi-pronged approach involving the implementation of renewable energy projects; electrification of our mining fleet; and the use of lower-emission power sources.

Annual Scope 1 and 2 GHG emissions

GHG emissions (CO_2e)[1]	2025	Proportion of total (%)	2024	Proportion of total (%)	2023	Proportion of total (%)
Scope 1	1.607Mt	89	1.314Mt	87	1.300Mt	88
Scope 2	0.199Mt	11	0.190Mt	13	0.169Mt	12
Total	**1.806Mt**	**100**	[2] **1.504Mt**	**100**	**1.469Mt**	**100**

(1) *Rounding of decimal places shows variance to reported Scope 1 and 2 GHG emissions*

(2) *Includes Sukari emissions for the period following acquisition in 2024*

AngloGold Ashanti has noted the requirements of the International Sustainability Standards Board (ISSB) on sustainability and climate reporting and will consider the implications for the Group in the coming year, particularly as these relate to Group climate disclosures and financial statements. Australia has adopted IFRS S1 and S2, but under local equivalent standards (AASB S1 and AASB S2). Disclosure against AASB S2 is mandatory for our Australian entities. Tanzania has adopted both IFRS S1 and S2 with limited transition. AngloGold Ashanti's entities in both jurisdictions will accordingly report against these standards later this year.

Reporting on our sustainability performance

The strategic focus area covering our approach to sustainability – Prioritising people, safety, health and sustainability – guides our non-financial aspirations and performance.

The strategic focus area covers our people, employees, their safety and health, communities and the environment. This section presents a summary of our non-financial performance in terms of this focus area. More detailed information on our non-financial performance is available in our *2025 Sustainability Report*.

Assurance of non-financial information

The non-financial information included in this Strategic Report is consistent and comparable with that reported in our Sustainability Report. In particular, certain data in this section was assured by IBIS ESG Consulting Africa, part of SLR Consulting. To read their Assurance Statement, see pages 91–93 in the *2025 Sustainability Report*. Centamin and Sukari were included in the scope of the 2025 assurance process.

People

Successful, profitable and sustainable operations depend on a skilled, knowledgeable, productive and motivated workforce. Engaged, high-performing talent drives innovation and productivity, providing a clear competitive advantage. Accordingly, we place strong emphasis on employee development and growth, attracting and retaining top talent, effective succession planning, and ensuring the organisation is appropriately resourced and positioned for long-term success.

Related material sustainability issues:

- Effectively managing human capital, including succession planning, and retaining and attracting skills

Related principal risks:

- Inability to attract and retain required skills and resources
- Failure to deliver on operational and safety targets

Number of people employed

Target: To have the right person, with the right skills and talent, in the right position


Average annual number of employees
2025
16,372
25,044
2024
16,117
23,367
2023
14,043
19,615
Permanent
Contractor

Investment in talent training and development

Target: To empower employees to ensure delivery on our strategic business objectives


Training and development
9
8
7
6
5
7.76
19
8.41
25
8.62
8
50
40
30
20
10
0
2023
2024
2025
$m
Training hours per employee*

* *Calculated as the number of training hours divided by the total number of employees who participated in training during the year*


Sukari, Egypt

Reporting on our sustainability performance *continued*

Diversity – gender representation 2025

Target: To cultivate and nurture a diverse and inclusive workforce

Board


4
7
Male
Female

Executive management


38%
62%
Male
Female

Employees


14%
86%
Male
Female

Breakdown of permanent employees by gender at year end

	2025			2024 [1]		
	Female	**Male**	**Total**	Female	Male	Total
Executive management	3	5	8	3	5	8
Senior management	70	250	320	57	220	277
Middle management	334	1,172	1,506	279	988	1,267
Total management:	407	1,427	1,834	339	1,213	1,552
Workforce	1,963	12,348	14,311	1,755	10,879	12,634

(1) *At the end of December 2024, Centamin had 2,426 permanent employees (98 females and 2,328 males, equivalent to 4% and 96% of the workforce respectively). These figures are excluded from the table above owing to differing job evaluation and grading criteria compared to those utilised at AngloGold Ashanti which impact segmentation. Integration of Centamin data into AngloGold Ashanti's human resources systems is reported for the 2025 financial year.*



Tropicana, Australia

Reporting on our sustainability performance *continued*

Safety and health

Ensuring the safety, health and wellbeing of employees is integral to engagement and motivation, and reflects our duty of care. Our approach is founded on collective and individual accountability, with a strong emphasis on proactively identifying, assessing and mitigating safety and health risks.

Related material sustainability issues:

- Ensuring safety, health and overall wellbeing of employees
- Preparing for and managing risk and emergencies to minimise impacts on people and operations

Related principal risks:

- Failure to deliver on operational and safety targets
- Operational hazards with mass casualty potential
- Major security threats (for example, civil unrest, aggravated theft, terrorism)



Quebradona, Colombia

Safety

Target: To continually improve year-on-year to achieve zero harm


No. of fatalities
2025
0
2024
1
2023
0


TRIFR (per million hours worked at managed operations)
2025
0.97
2024
0.98
2023
1.09

Compliance with major hazard critical control verification remained at 100%.

Health

Target: To continually improve year-on-year – to reduce employee exposure to noise and silica dust and incidence of occupational disease


No. of new cases of occupational disease* (noise and silicosis)
2025
1
0
2024
1
1
2023
2
1
Noise-induced hearing loss
Silicosis


All occupational disease frequency rate* (per million hours worked)
2025
0.01
2024
0.06
2023
0.08

* *Excludes Centamin for 2024 and 2023*

Reporting on our sustainability performance *continued*

Communities

Our business interacts with many differing cultural, economic and social landscapes across a range of geographically diverse operating areas. Understanding that each of our operations exists within a broader social and economic context, we seek to enhance the environmental, social and economic wellbeing and resilience of the communities, societies and countries in which we operate. Our success relies heavily on building trust and maintaining respect with local communities, which are key to maintaining our social licence to operate.

Related material sustainability issues:

- Securing our social licence to operate through effective stakeholder engagement and community support
- Addressing ASM and illegal mining impacts
- Respecting human rights and the rights of indigenous people
- Preparing for and managing risk and emergencies to minimise impacts on people and operations
- Understanding and responding to changing socio-economic context
- Effectively managing reputational risks

Related principal risks:

- Failure to maintain social licence to operate
- Operational hazards with mass casualty potential
- Major security threats (for example, civil unrest, aggravated theft, terrorism)
- Inability to manage interaction with ASM, including illegal mining
- Failure to meet our human rights obligations



Sukari, Egypt

Investing in communities

Target: To deliver on our purpose to advance societies, equitably sharing value created and supporting host communities


Community investment ($m)
2025
27.2
2024
20.6
2023
18.8

Two-thirds of community investment is allocated to social infrastructure, education and health.

Procurement

Target: To establish sustainable local procurement programmes that are underpinned by our values and that require us to safely, and ethically stimulate economic and social development within the communities and countries in which we operate


Local procurement ($bn)
2025
5.05
2024
4.31
2023
4.31

In 2025, local procurement of $5.05bn was equivalent to 92% of total procurement (2024: 92%).

Other relevant community-related information*:

- **Community incidents at operations:** 30 (2024: 34)
- **Community complaints and grievances:**
  - Lodged: 92 (2024: 112)
  - Resolved: 88 (2024: 104)
  - Unresolved: 4% (2024: 7%)
  - Not resolved from previous year: 0 (2024: 8)
- **Reported human rights incidents under VPSHR:** 1 (2024: 0)
- **Anti-bribery and corruption:**
  - Employees (excluding contractors) completing ethics training: 9,582 (2024: 5,697)
  - Proportion of security personnel trained in human rights: 99.98% (2024: 100%)

* *2024 data excludes Centamin*

To read more about our interaction with communities, see *Engaging with and creating value for stakeholders*, page 72 in this report, as well as the *2025 Sustainability Report*.

Reporting on our sustainability performance *continued*

Environment

Responsible environmental stewardship is integral to our business. Various environmental policies and supporting standards provide guidance on practices to minimise and mitigate the environmental impacts of our business activities.

We take seriously our responsibility to manage and limit our environmental footprint and to contribute positively to alleviating environmental challenges such as climate change, water shortages and biodiversity loss in our regions of operation.

We manage our environmental footprint throughout the life cycle of our operations, and are rigorous in our approach to compliance with legislation and in implementing leading environmental practices. The transition to nature-positive mining is central to AngloGold Ashanti's vision of leaving a positive legacy in the countries and communities in which we operate.

Related material sustainability issues:

- Ensuring water security and stewardship
- Managing nature and biodiversity, including land use, rehabilitation and closure
- Energy security, decarbonisation, climate resilience and adaptation
- Ensuring safety and integrity of tailings storage facilities
- Securing and maintaining regulatory compliance, including environmental licences and permits
- Effectively managing reputational risk

Related principal risks:

- Failure to maintain integrity of tailings storage facilities
- Operational hazards with mass casualty potential

Environmental incidents

Target: To have no reportable incidents


Environmental incidents
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.18
1.19
0.85
1
1
3
2023*
2024*
2025
Number
Rate per million tonnes mined

* Excludes Centamin for 2023 and 2024

Climate-related metrics – energy consumption and GHG emissions

Target: To reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 (versus 2021 baseline of 1.38Mt CO_2e) on the path to achieve net zero Scope 1 and 2 GHG emissions by 2050**


Energy usage and intensity
28
26
24
22
20
0.55
0.53
0.51
0.49
0.47
0.45
0.53
0.54
0.51
22.63
22.87
27.69
2023
2024
2025
PJ
GJ/t treated


Scope 1 and 2 GHG emissions and related intensity
2.00
1.86
1.72
1.58
1.44
1.30
36
35
34
33
32
31
30
34.26
35.23
33.50
1.469
1.504
1.806
2023
2024
2025
Mt CO2e
t CO2e per tonne ore treated

** For energy usage and GHG emissions, please see Climate action and pursuing resilience in the ***2025 Sustainability Report***

Water withdrawals

Target: To minimise new water withdrawals, maximise water reuse where possible and prevent contamination of water resource


Water withdrawal and intensity
36.0
34.5
33.0
31.5
30.0
28.5
27.0
25.5
24.0
0.80
0.75
0.70
0.65
0.60
0.55
0.70
0.63
0.67
29.9
26.4
36.0
2023*
2024*◊
2025
000ML
kL per tonne of ore treated

* Excludes Centamin for 2023 and 2024 ◊ 2024 data restated

Land

Target: To rehabilitate available land cleared from production use while limiting increases in rehabilitation liabilities where possible

Key metrics at end 2025:

- Cumulative area of land rehabilitated: 4,231ha of which 203ha was rehabilitated during the year (2024: 4,271ha and 171ha respectively)
- Area of land disturbed and not yet rehabilitated: 19,796ha (2024: 16,354ha (restated))
- Restoration and decommissioning liabilities of $729m (2024: $700m)

Reporting on our sustainability performance *continued*

Non-Financial and Sustainability Information Statement

Pertinent non-financial and sustainability information is presented throughout this Strategic Report, in accordance with sections 414CA and 414CB of the UK Companies Act 2006. The table below sets out where stakeholders may find the relevant non-financial information in this report:

Reporting requirement	Some related policies and management standards	Where to read more about these matters and our impact in this report
Business model		*Business model* (from page 12)
Environmental matters	**Group policies:** • Group Policy: Sustainability • Commitment to achieving full GISTM conformance **Standards:** • Biodiversity • Closure planning • Environmental incident classification and reporting • Waste • Water • Air quality	*Delivering on our strategy* (from page 32) *Materiality – process and issues* (from page 15) *Principal risks and uncertainties* (from page 20) *Engaging with and creating value for stakeholders* (from page 66) *Climate-related disclosure* (from page 75)
Employees	**Group policies:** • People • Health, Safety and Security • Global Diversity and Inclusion Framework • Discrimination and Harassment • ICMM Health and Safety Performance Indicators • Remuneration policy • Incentive Compensation Plan	*Purpose and values* (page 2) *Delivering on our strategy* (from page 32) *Materiality – process and issues* (from page 15) *Principal risks and uncertainties* (from page 20) *Engaging with and creating value for stakeholders* (from page 66)
Social matters	**Group policy:** • Sustainability **Standards:** • Stakeholder engagement • Community Complaints and Grievances • Community Incident • Cultural Heritage and Sacred Sites • Indigenous People • Socio-economic Contribution • Artisanal and Small-Scale Mining	*Purpose and values* (page 2) *Delivering on our strategy* (from page 32) *Materiality – process and issues* (from page 15) *Principal risks and uncertainties* (from page 20) *Engaging with and creating value for stakeholders* (from page 66) *Corporate governance report* (from page 101)
Respect for human rights	**Group policies and codes:** • Code of Business Principles and Ethics • Group policy: Business Integrity **Standards:** • Human Rights • Human Rights Due Diligence	*Corporate governance report* (from page 101) *Materiality – process and issues* (from page 15) *Engaging with and creating value for stakeholders* (from page 66) *Principal risks and uncertainties* (from page 20)
Anti-corruption and anti-bribery matters	**Group policies, codes and standards:** • Code of Business Principles and Ethics • Supplier Code of Conduct • Group Standard: Speak-up • Group standard: Anti-bribery and anti-corruption	*Corporate governance report* (from page 101) *Delivering on our strategy* (from page 32) *Materiality – process and issues* (from page 15) *Engaging with and creating value for stakeholders* (from page 66)
Principal risks	• Risk Management Group Standard	*Principal risks and uncertainties* (from page 15)

For a comprehensive list of our Group policies, standards and frameworks, please see *Governance* on our corporate website.

Reporting on our sustainability performance *continued*

Non-Financial and Sustainability Information Statement: Climate-Related Disclosure

Pillar	Climate-related disclosure	TCFD disclosure
Governance	• Description of the Company's arrangements in relation to assessing and managing climate-related risks and opportunities	Pages *75–77* and pages *84–85*
Strategy	• Description of: ◦ Principal climate-related risks and opportunities arising in connection with the Company's operations ◦ Time periods by reference to which those risks and opportunities are assessed ◦ Opportunities on the Company's business model and strategy • Description of the actual and potential impacts of the principal climate-related risks • An analysis of the resilience of the Company's business model and strategy, taking into consideration different climate-related scenarios	Pages *77–78*, pages *81–83* and page *85*
Risk management	• A description of how the Company identifies, assesses and manages climate-related risks and opportunities • A description of how processes for identifying, assessing and managing climate-related risks are integrated into the Company's overall risk management process	Pages *75–77*
Metrics and targets	• A description of the targets used by the Company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets • A description of the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those key performance indicators are based	Pages *78–81* and page *87*

Directors' statement of approval of the Strategic Report

This Strategic Report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:



Jochen Tilk | Chair

16 March 2026

Governance

Board of Directors



Jochen Tilk (62)

Chair – Independent Non-executive Director

BSC and MSc in Mining Engineering

Board Committee membership

N (Chair)

Appointed: 1 January 2019*

Board tenure: 7 years 2 months

Career and experience

Jochen is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. Prior to this he served as president and CEO of Potash Corporation. Jochen had a 25-year career with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company's president and CEO. During this time he helped significantly grow the company's market capitalisation and led multi-billion dollar capital expenditure programmes. He is currently chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Skills and attributes which support strategy and long-term success

Jochen has considerable leadership experience and is an expert in the mining industry. He has undertaken a broad range of involvement in stakeholder engagement and considerations. Jochen has a proven track record of growing organisations and leading large-scale capital expenditure programmes and change management.

External listed company appointments

- Director of Emera Inc. (TSX: EMA)



Alberto Calderon (66)

Chief Executive Officer

PhD Econ, MPhil Econ, MA, Juris Doctor, BA Econ

Board Committee membership

Appointed: 1 September 2021*

Board tenure: 4 years 6 months

Career and experience

Alberto's career spans roles across the mining, petroleum, and energy sectors. Prior to joining AngloGold Ashanti, he was the CEO of Orica. He previously held key leadership positions at BHP Group Plc including group executive and chief executive aluminum, nickel and corporate development, and group executive and chief commercial officer. He was the former CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia and CEO of the Colombian oil company, Ecopetrol, as well as holding senior leadership positions in the International Monetary Fund and the Colombian government. He is currently a Director of the International Council on Mining and Metals.

Skills and attributes which support strategy and long-term success

Alberto has a deep understanding of the mining industry and has held extensive leadership positions in the natural resources sector. He has a proven track record of decisive action, balanced with the ability to develop strong and sustainable relationships with stakeholders.

External listed company appointments

None



Alan Ferguson (68)

Lead Independent Director

BSc, CA (Scotland)

Board Committee membership

A C N

Appointed: 1 October 2018*

Board tenure: 7 years 5 months

Career and experience

Alan is the former CFO of FTSE-listed platinum producer Lonmin Plc and, prior to that, was CFO at BOC plc and at Inchcape Plc. He has had an extensive non-executive director career serving on a number of boards including Johnson Matthey, Croda International, where he served as lead independent director, and The Weir Group. Alan is a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and a member of the leadership team of the UK Audit Committee Chair's Independent Forum.

Skills and attributes which support strategy and long-term success

As a chartered accountant and an ex-CFO of three FTSE-listed companies, Alan is highly experienced in a range of finance roles, with over a decade of experience leading audit committees. He has wide-ranging experience in a number of sectors including mining and has deep financial, corporate governance and business experience.

External listed company appointments

- Director of Harbour Energy plc (LSE: HBR)

* *On 25 September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc incorporated in England and Wales and tax resident in the UK, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the successor issuer to AngloGold Ashanti Limited and all members of the AngloGold Ashanti Limited Board of Directors became members of the AngloGold Ashanti plc Board of Directors. Appointment and tenure is shown from the date the director joined the AngloGold Ashanti Limited Board.*

Directors joined the AngloGold Ashanti plc Board on 23 September 2023, with the exception of Alberto Calderon who joined the AngloGold Ashanti plc Board on 10 February 2023 to support the restructure.

A Audit and Risk Committee	C Compensation and Human Resources Committee	N Nominations and Governance Committee	S Social, Ethics and Sustainability Committee	● Committee Chair

Board of Directors *continued*



Kojo Busia (63)

Independent Non-executive Director

PhD, MA, BA

Board Committee membership

A S

Appointed: 1 August 2020*

Board tenure: 5 years 7 months

Career and experience

Kojo has over 30 years of experience in African natural resources governance and management, working at both bilateral and multilateral organisations. Kojo was previously chief of the Natural Resources Management Section, Technology, Climate Change and chief of the Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA). He is currently a director of Green Africa Minerals FZCo and AMV Resources Partners Ltd.

Skills and attributes which support strategy and long-term success

Kojo has significant experience in the governance of large-scale organisations. A sustainability strategist and international development specialist, particularly in the context of African mineral resources, he brings considerable environmental, social and governance experience to the boardroom.

External listed company appointments

None



Bruce Cleaver (60)

Independent Non-executive Director

BSc, LLB, LLM

Board Committee membership

A S

Appointed: 22 July 2024

Board tenure: 1 year 8 months

Career and experience

Bruce was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming co-chair until the end of 2023, during which time he led wide-scale transformation initiatives. Bruce joined De Beers as general counsel and, prior to this, was a partner at Webber Wentzel, a leading South African law firm. Bruce is also involved in various non-profit initiatives. He is currently a senior advisor for the Boston Consulting Group.

Skills and attributes which support strategy and long-term success

Bruce brings experience in strategic consultancy, government relations and stakeholder management. He has extensive commercial and mining experience and a proven track record in managing complex global industrial businesses across production, products, sales and innovation.

External listed company appointments

- Chair of Gemfields Group Limited (JSE: GML and AIM: GEM)



Gillian Doran (49)

Chief Financial Officer

FCCA

Board Committee membership

Appointed: 1 January 2023*

Board tenure: 3 years 2 months

Career and experience

Gillian has over 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Gillian served as CFO for Rio Tinto's global aluminium division. Her career at Rio Tinto spanned over 15 years, including a number of senior finance roles within operations, regional business units and group headquarters.

Skills and attributes which support strategy and long-term success

Gillian is an expert in financial accounting, planning and performance management and has significant experience in investment, transformation and strategy initiatives. She is a seasoned international executive leader having previously worked and lived in Europe, North America and Australia.

External listed company appointments

None

A Audit and Risk Committee	C Compensation and Human Resources Committee	N Nominations and Governance Committee	S Social, Ethics and Sustainability Committee	● Committee Chair

Board of Directors *continued*



Albert Garner (70)

Independent Non-executive Director

BSE in Aerospace and Mechanical Sciences

Board Committee membership

A C N

Appointed: 1 January 2015*

Board tenure: 11 years 2 months

Career and experience

Albert worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions, including vice chair and managing director. He led their special committee practice and corporate finance practice and also chaired their fairness opinion committee. Albert has acted as lead advisor to in excess of 50 companies and their boards on transformative transactions.

Skills and attributes which support strategy and long-term success

Albert has extensive experience in capital markets, corporate finance and mergers and acquisitions. He has an active understanding of investor sentiment and is skilled at developing financial strategy. He has extensive knowledge of corporate governance and business best practice.

External listed company appointments

None



Jinhee Magie (58)

Independent Non-executive Director

CPA, CA (Ontario, Canada), BCom

Board Committee membership

A S

Appointed: 1 June 2023*

Board tenure: 2 years 9 months

Career and experience

In her executive career, Jinhee was the former CFO and senior vice president of Lundin Mining Corporation, a Canadian-based international metals company, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). Prior to that, she was director of corporate compliance for LionOre Mining International.

Skills and attributes which support strategy and long-term success

Jinhee is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. She has a proven track record for developing and achieving strategic objectives leading to organisational change and business growth.

External listed company appointments

- Director of Lithium Americas Corp (TSX, NYSE: LAC)



Nicky Newton-King (59)

Independent Non-executive Director

BA, LLB, LLM, LLD (hc)

Board Committee membership

C S

Appointed: 22 July 2024

Board tenure: 1 year 8 months

Career and experience

Nicky is the former CEO of the Johannesburg Stock Exchange. Nicky is a corporate finance and securities regulation lawyer and a former partner at Webber Wentzel, a leading South African law firm. She currently chairs the Council at Stellenbosch University and is trustee of the Johannesburg Holocaust and Genocide Centre.

Skills and attributes which support strategy and long-term success

Nicky has deep expertise in capital markets, corporate governance and broader business management. She has significant experience serving on the boards of large listed companies and their risk and social and ethics committees and is a thought leader on ESG matters.

External listed company appointments

- Director of Investec (LSE: INVP and JSE: INP, INL)
- Director of MTN Group Limited (JSE: MTN)

A Audit and Risk Committee	C Compensation and Human Resources Committee	N Nominations and Governance Committee	S Social, Ethics and Sustainability Committee	● Committee Chair

Board of Directors *continued*



Marcus Randolph (70)

Independent Non-executive Director

BSc in Mining Engineering, MBA

Board Committee membership

C S

Appointed: 27 October 2025

Board tenure: 4 months

Career and experience

Marcus has over 40 years of experience in the mining and processing industries. He was most recently CEO and president of Ecobat, a global leader in battery recycling. Prior to that Marcus was executive chair of Boart Longyear, the world's largest supplier of drilling services and equipment to the minerals industry. From 1999 to 2013, he held several senior leadership positions at BHP Billiton including chief executive officer ferrous & coal, chief organisation development officer, president of diamond and specialty products, chief development officer for minerals, and chief strategic officer for minerals.

Skills and attributes which support strategy and long-term success

Marcus brings to the Board a wealth of experience gained over his long career in senior leadership and board positions in the global mining sector. The Board benefits from his expertise across governance, corporate strategy and the mining value chain, including operations, exploration, resource development and technology.

External listed company appointments

None



Diana Sands (60)

Independent Non-executive Director

CPA, BBA, MBA

Board Committee membership

A C N

Appointed: 1 June 2023*

Board tenure: 2 years 9 months

Career and experience

In her executive career, Diana held senior executive finance and governance positions at The Boeing Company including SVP office of internal governance and administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She also held roles as corporate controller, and head of investor relations and financial planning. She previously served on the boards of PDC Energy, Inc. and SP Plus Corporation. She is currently a director of VMO Aircraft Leasing.

Skills and attributes which support strategy and long-term success

Diana has over 30 years of business experience across multiple industries and disciplines and is a Board-approved SEC financial expert. She has experience serving on a variety of boards. Her deep understanding of accounting, audit and control environments derives from knowledge gained during lengthy tenures in senior finance positions.

External listed company appointments

- Director of NextDecade Corporation (NASDAQ: NEXT)

Board changes in 2025

Rhidwaan Gasant retired from the Board as an independent Non-executive Director after the 2025 AGM held on 27 May 2025.

Marcus Randolph was appointed to the Board on 27 October 2025.

Company Secretary

Catherine Stead was appointed as Company Secretary in April 2024.

The Company Secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the Board and its Committees in the discharge of their duties and responsibilities.

The Company Secretary advises the Board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

The Company Secretary attends all Board meetings and acts as the Secretary to the Board Committees.

A	Audit and Risk Committee	C	Compensation and Human Resources Committee	N	Nominations and Governance Committee	S	Social, Ethics and Sustainability Committee	●	Committee Chair

Executive management



Lisa Ali (58)

Chief People Officer

BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA

Lisa was appointed Chief People Officer at AngloGold Ashanti and a member of the Executive Committee with effect from 1 April 2022. In this role, Lisa is responsible for Group human resources.

Lisa has over 30 years' experience, mostly in the extractive industries. Prior to joining AngloGold Ashanti, she served as chief people and sustainability officer at Newcrest Mining Limited, which she joined in 2020. Before that, Lisa was head of transformation at Trinidad Petroleum Holdings Limited and its subsidiary companies, and held several senior positions at BP International plc.



Stewart Bailey (52)

Chief Sustainability and Corporate Affairs Officer

Stewart's portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investor relations, reporting, environment, security and human rights. Throughout approximately 16 years with AngloGold Ashanti, based both in the US and South Africa, he has built an in-depth knowledge of the Group, its operations and its stakeholders. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.



Terry Briggs (53)

Chief Development Officer

BSc (Hons), MEng, FAusIMM

Terry was appointed as Chief Development Officer of the Group and a member of the Executive Committee with effect from 1 April 2022. His portfolio includes Corporate Strategy and Business Development and Greenfields Exploration, focusing on optimisation and sustainable growth. Terry has over 25 years of experience spanning site-based technical and operations management roles at several underground and open pit base and precious metal operations globally, at all stages of development. Prior to joining the Group, Terry spent over a dozen years at Newmont Corporation in various leadership roles in technical services, corporate development and finance.



Marcelo Godoy (55)

Chief Technology Officer

PhD (Strategic Mine Planning), Masters (Geostatistics)

Marcelo has over 25 years of experience in the mining industry and was previously senior vice president, exploration at Newmont Corporation where he led the development of numerous innovation programmes. Marcelo is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was mining sector leader for Golder Associates in South America and a director at Golder's Global Board of Directors. He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.



Lizelle Marwick (48)

Chief Legal Officer

BProc, LLB, LLM

Lizelle was appointed Executive Vice President: General Counsel and Compliance of the Group on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined AngloGold Ashanti in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed in multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AngloGold Ashanti, Lizelle practised law at Bowman Gilfillan in South Africa and at Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.



Marcelo Pereira (47)

Chief Operating Officer

BA, MEng, Executive MBA

Marcelo was appointed Chief Operating Officer with effect from 1 June 2025. With more than 26 years of experience in the mining and metallurgy sector, Marcelo joined AngloGold Ashanti in 2023 as Senior Vice President Latin America. His strong management experience includes large-scale underground and open-pit operations in Brazil, the United States, Canada, Peru, Chile, Argentina, Australia and Egypt, working with a wide range of commodities including gold, copper, iron ore, zinc, lead, tin, niobium, tantalum and phosphate. Prior to joining the Group, Marcelo held various senior leadership roles at companies including Vale, Kinross, Nexa, Taboca and Itafós, where he also led significant strategic turnarounds and major project implementations.

The executive management team also includes Alberto Calderon, CEO, and Gillian Doran, CFO. Their biographies can be found on *pages 96 and 97*.

Corporate governance report

AngloGold Ashanti's Board places significant prominence on its commitment to sound governance principles to effectively support operations in a rapidly changing macro-economic environment. The Board's role is to guide, challenge and support management in delivering the Group's business objectives and strategy, grounded in the belief that good governance supports long-term value creation and business sustainability.

AngloGold Ashanti's six core values of safety, respect, integrity, sustainability, excellence and collaboration drive the culture and demonstrate the commitment to high business standards and ethics. The values underpin the governance structures and processes that are in place and are supported by the Code of Business Principles and Ethics (the Code), as well as the Board Corporate Governance Guidelines, Related Party Transactions Policy, Code of Ethics for Senior Financial Officers and the approved charters which govern the work of the Board Committees. The Code is fundamental to the culture of performance with integrity and sets out expectations for the conduct of directors, employees, contractors and consultants.

As an NYSE-listed entity with secondary listings on the Johannesburg Stock Exchanges (JSE and A2X) and the Ghana Stock Exchange (GSE), the Group is governed by the requirements of the SEC and the NYSE.

An assessment undertaken in June 2025 confirmed AngloGold Ashanti's status as a foreign private issuer for the purposes of SEC and NYSE rules.

The Board continues to monitor the governance framework that has been implemented to ensure it appropriately reflects the Company's current status and the Board's ambition.

Our governance structure

The Board

Chair	Lead Independent Director	Independent Non-executive Directors	Executive Directors
The Chair is accountable to shareholders for leading the Board, encouraging constructive dialogue and ensuring the Board receives timely and accurate information to make good decisions for the benefit of all stakeholders.	Supports the Chair on all governance issues and provides a communication channel between the Chair and Non-executive Directors. Acts as the primary Board contact for shareholders and other stakeholders where contact through normal channels is not appropriate.	Support and constructively challenge management to execute the Group's strategy for the benefit of all stakeholders. Ensure that independent judgement is brought to Board deliberations and decisions, promoting the highest standards of integrity and governance. All Non-executive Directors are independent.	The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) make and implement operational decisions to run the AngloGold Ashanti business. They regularly review operational performance, strategic direction and organisational structure, identifying strategic opportunities for the Group.

Nominations and Governance Committee
See pages *108–112*

Audit and Risk Committee
See pages *113–118*

Social, Ethics and Sustainability Committee
See pages *119–120*

Compensation and Human Resources Committee
See pages *121–145*

Executive Committee

The Executive Committee is a management committee composed of the chief officers of the Group. As CEO, Alberto Calderon has the delegated responsibility for the execution of AngloGold Ashanti's strategy and reports to the Board. He chairs the Executive Committee that is responsible for the day-to-day management of the Group's affairs. The Committee's work is supported by country and regional management teams as well as by Group corporate functions. Details of the members of the *Executive Committee* are set out on page 100.

Delegated authority

A single Group-wide Delegation of Authority is in place, aligning all critical decisions, including Board authorities and authorities of the CEO and the rest of the organisation. The delegations in place contribute to role clarity and the effective exercise of authority and responsibilities.

Corporate governance report *continued*

Board characteristics as at 31 December 2025 (number of directors)


Gender diversity
4
7
Male
Female


Age ranges
1
2
2
6
Between 40 and 49
Between 50 and 59
Between 60 and 69
Between 70 and 79


Ethnic diversity
1
1
1
2
6
Black/African/Caribbean/Black British
White British/Other White
Asian/Asian British
Mixed/Multiple Ethnic Groups
Prefer not to say


Geographic diversity *
1
2
1
2
3
2
3
1
South Africa**
Australia
Canada
Ghana
UK
America
Colombia
Ireland

Directors with dual nationality have both nationalities represented.

** *Under the Articles of Association, at least two of the Company's directors must be representatives from South Africa for the first five years following the 2023 corporate restructuring, and at least one thereafter.*

Board tenure


Kojo Busia
5 years 7 months
Bruce Cleaver
1 year 8 months
Alan Ferguson
7 years 5 months
Albert Garner
11 years 2 months
Jinhee Magie
2 years 9 months
Nicky Newton-King
1 year 8 months
Marcus Randolph
4 months
Diana Sands
2 years 9 months
Jochen Tilk
7 years 2 months
Alberto Calderon
4 years 6 months
Gillian Doran
3 years 2 months
0
2
4
6
8
10
12
Legend
Non-executive Director
Executive Director

Corporate governance report *continued*

Board composition

During the year, the Board continued to review its own composition to ensure it remains appropriate to oversee the successful delivery of the Group's strategy.

Having spent fourteen years on the Board, five of which serving as Lead Independent Director, Rhidwaan Gasant decided to step down at the 2025 AGM. As discussed in the 2024 Annual Report, Alan Ferguson succeeded Rhidwaan as the Lead Independent Director.

The Board currently consists of nine Non-executive Directors (NEDs) and two Executive Directors. Marcus Randolph joined the Board as an independent Non-executive Director on 27 October 2025, bringing a breadth of experience in mining and processing industries. More information on his appointment can be found in the *Nominations and Governance Committee Report* on page 110. Details of the skills and experience of the *Board* are set out on page 109.

Board and Committee meeting attendance

The Board held six scheduled meetings during the year, including a dedicated meeting to consider strategy which took place over two days, and a meeting to approve the year-end reports in March 2025. Ad hoc meetings were convened as required and during 2025 the Board held a total of 11 meetings. The attendance of each Director at Board and Board Committee meetings during 2025 is set out below.

Where directors were unable to attend meetings due to illness or conflicts in their schedules, they received and reviewed the materials for that meeting and were given the opportunity to relay their comments in advance, and follow up with the relevant chair of the meeting if necessary.

Approvals required between scheduled meetings were also passed by written resolution, where appropriate.

Board and Committee review

The Board operates a three-year cycle of review to ensure the effectiveness of the Board. This includes an annual review of the Board, its Committees and each Director, with an externally facilitated process every third year. The process is overseen by the Nominations and Governance Committee and more details can be found on *page 111*.

The Board and its Committees continued to perform effectively during the year as confirmed by the internal Board review supported by Lintstock Ltd, a UK-based board governance advisor.

The approach and summary of the outcomes of the review are set out on *page 112*.

Attendance at Board and Committee meetings

Director	Board	Audit and Risk Committee	Compensation and Human Resources Committee	Nominations and Governance Committee	Social, Ethics and Sustainability Committee	Total attendance
Kojo Busia	11/11	6/6	—	—	6/6	100%
Alberto Calderon	11/11	—	—	—	—	100%
Bruce Cleaver	11/11	6/6	—	—	6/6	100%
Gillian Doran (1)	10/11	—	—	—	—	91%
Alan Ferguson	11/11	6/6	7/7	6/6	—	100%
Albert Garner	11/11	6/6	7/7	6/6	—	100%
Rhidwaan Gasant (2)	5/5	3/3	3/3	2/2	2/2	100%
Jinhee Magie	11/11	6/6	—	—	6/6	100%
Nicky Newton-King	11/11	—	7/7	—	6/6	100%
Marcus Randolph (3)	2/2	—	2/2	—	1/1	100%
Diana Sands (4)	10/11	5/6	7/7	6/6	—	93%
Jochen Tilk	11/11	—	—	6/6	—	100%

(1) *Gillian Doran was unable to attend the ad hoc Board meeting on 26 September 2025 due to a prior commitment.*

(2) *Rhidwaan Gasant retired as a Non-executive Director and member of all Board Committees on 27 May 2025.*

(3) *Marcus Randolph was appointed to the Board as a Non-executive Director and member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee on 27 October 2025.*

(4) *Diana Sands was unable to attend the Audit and Risk Committee and Board meetings on 25 March 2025 due to being on jury duty.*

Corporate governance report *continued*

Board development and training

All directors participate in an induction programme on joining the Board. The Nominations and Governance Committee has a duty to develop and oversee the formal induction programme for new directors and more information on this can be found on *page 110*.

The Board receives in-depth information and training sessions as part of its annual agenda. In 2025, this included three training sessions as follows:

- A session delivered by US counsel set out the requirements applicable to a US domestic registrant, in preparation for when these rules may apply to the Company
- A session delivered by the Chief Operations Officer (COO) on reverse circulation grade control drilling for underground operations
- An externally facilitated session on cybersecurity and understanding the landscape for the mining industry, and Board preparedness

Directors are also required to complete online compliance training. In 2025, this included Code of Business Principles and Ethics, values, anti-bribery and anti-corruption, payments to government officials, political donations and activities, gifts and hospitality, engagement of third parties and intermediaries, conflicts of interest, reporting wrongdoing and Speak-up.

In 2025, the Board participated in a virtual reality (VR) experience that enabled them to explore the Obuasi mine in an immersive three-dimensional environment using VR headsets. The experience demonstrated the potential of VR technology as an effective communication and engagement tool, supporting the visualisation of key strategic activities, enhancing understanding of operational processes and communicating outcomes from health and safety investigations.

Board development is complemented by an annual site visit programme to enhance understanding of the business. During 2025, the Board visited the Geita mine in Tanzania. The Board received briefings from the senior leadership team, providing an overview of Geita including relevant sustainability issues and management of material risks.

The Board visited both the underground and open pit mines on site, receiving technical demonstrations and meeting with key personnel. These visits offer access to a diverse cross-section of the workforce from the frontline to leadership team and control owners. This supported the Board's sense of culture and risk management processes on site.

Culture

The Board recognises the need to focus on building a strong culture within the organisation and has endorsed and supported the culture journey following refreshed values launched in 2024. During 2025, a Group-wide culture survey was conducted. The Board received an update on the process and the Chief People Officer presented the results of the survey to the Board in July 2025.

The Board is conscious of its own culture, how it aligns with the Company's culture and how it can best enable leadership on this journey. The Board Chair and chairs of the relevant Committees maintain regular dialogue with other Board members, and the Lead Independent Director is also available for discussions with directors as needed.


423
785C
785C
423
Board site visit, Geita, Tanzania

Corporate governance report *continued*

Shareholder feedback

Details of how the Board engaged with and considered feedback received from shareholders and investors during the year is set out in our *Engaging with and creating value for stakeholders* section on page 67 and in the *Nominations and Governance Committee report* on page 110.

Key considerations during 2025

The Board holds quarterly meetings, which include comprehensive CEO, CFO and COO reports as standing agenda items. Board Committee chairs report updates and significant matters from recent Committee meetings and recommend items for Board approval. The Board also receives regular CEO communications between scheduled meetings.

Capital expenditure requirements and contracts which exceed delegated authority thresholds are put to the Board for consideration and approval. During 2025, the Board also considered the CEO's contract extension and an addendum to the NEDs' letters of appointment to reflect the updated compensation programme which took effect from 1 January 2026; further details are on *pages 143–144*.

NEDs have the opportunity to meet without management present at the end of each scheduled Board meeting. NEDs also hold a closed session with the CEO at each quarterly meeting.

Under the Board Corporate Governance Guidelines, the Board and its Committees review those policies which are within its remit. Where policies and guidelines are approved by the Board on the recommendation of a Board Committee this is more particularly described in the respective Committee reports. The Board reviews the charters of the Board Committees on an annual basis. The Board agenda retains the flexibility to respond to issues and matters that arise during the course of the year.

The key decisions of the Board during 2025, and how these support the delivery of our strategy, are set out below. Further information on the Company's strategic focus areas and related objectives can be found on *pages 10–11*.

Strategic focus area:

Prioritise people, safety, health and sustainability

At each meeting, the Board is presented with a health and safety share. Key areas of focus within the business are highlighted along with any learnings from incidents and discussions reflect the ongoing commitment to focus and diligence in this area.

The Board receives in-depth information sessions on specific mine sites as required and additional detail to support discussions on current safety incidents, social or community issues, risks, or developments in technology as needed. In January 2025, the Board held a special meeting to discuss the attempted incursion by armed illegal miners of the Cote D'Or area of the Obuasi mine and the resultant clash with members of the public security forces, which resulted in multiple fatalities. The Board discussed the measures taken to ensure the safety and health of employees, contractors and those impacted by the incident, as well as the wider social issues associated with illegal mining.

The Social, Ethics and Sustainability Committee oversees the Group's TSFs at each meeting. However, given the importance and level of risk associated with TSFs, the Board also holds a dedicated session on TSFs annually. The session in November 2025 also provided an update on the status of remediation activities undertaken at the Siguiri TSF following the localised seepage detected following significant rainfall in late August 2025; further details are set out on *page 53*.

Strategic focus area:

Maintain financial flexibility

Drive operational excellence, optimise costs and capital expenditure

The CFO updates the Board at each scheduled meeting with an assessment of the Company's financial performance, including the Group's capital and liquidity position. The Audit and Risk Committee reviewed and recommended the financial results to the Board for approval. In February 2025, the Board convened an additional meeting to consider the capital allocation and dividend policy to align with the enhanced quarterly reporting framework, including the introduction of quarterly financial reporting and operational updates, and approved a revised dividend policy. Also in February 2025 the Board received an update on the FAP programme which was launched in 2021 to determine the full potential for each asset in the portfolio supported by sustainably lowering unit costs and a new operating model. A detailed review of the FAP at one site was presented to the Board in May 2025 and updates on progress were provided throughout the year, including details of the next phase of the programme.

In July 2025, the Board spent time considering the supply chain strategy and the external macro-economic factors that impact the supply chain. These discussions were supported by a session from JP Morgan on the changes to US tariffs and trade restrictions and how these might impact the business.The Board oversees budget setting and the annual business plan. The 2026 budget was reviewed and approved in November 2025 and updates were provided and approved at the February 2026 meeting. The Board was updated regularly on progress of the operating targets for 2025. Following the implementation of quarterly dividends, the Board approved four interim dividends during the year. In February 2026, the Board approved a dividend of 173 US cents per share for the three months ended 31 December 2025. This takes the total payout attributable to 2025 to a record $1.8bn, or 357 US cents per share. Further details of which are set out on *page 36*.

Corporate governance report *continued*

Strategic focus area:

Maintain long-term optionality **Improve portfolio quality**

The Board held a strategy meeting over two days in July 2025, which provided the opportunity to undertake a holistic review of the business. Considerations were discussed and debated around portfolio optimisation, including organic and inorganic growth, as well as the opportunities and risks at specific mine sites and across the industry, and the wider macro-economic environment. A detailed session was held on the Group's risk appetite and the prioritisation and identification of principal risks. Further detail on the outcome of these discussions is set out on *page 22*.

Regular CEO reports kept the Board apprised of ongoing projects and related developments throughout the Group. This included updates on the Centamin integration following the acquisition in late 2024, as it progressed through the integration plan. Business developments are closely followed by the Board whose constructive challenge and input are sought throughout these projects. The Board also receives regular updates on the exploration projects in the Group for input and assessment. The CEO report covers the wider context in which the Group operates reflecting macro-economic and geopolitical considerations, as well as prevailing industry focus and trends.

The Board continues to refine the asset portfolio and deliberations during the year resulted in the Company agreeing in May 2025 to pause discussions with Gold Fields about a proposed joint venture to combine their Iduapriem and Tarkwa gold mines in Ghana; in April 2025 to sell its interests in two gold projects in Côte d'Ivoire; and in June 2025 to sell its interest in the Mineração Serra Grande mine. In July 2025, the Board also approved the acquisition of Augusta Gold Corp. to further consolidate assets in the Beatty District in Nevada. Further details of these transactions are set out on *page 38* and on our website at *www.anglogoldashanti.com*.

Other governance practices

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee. Group Compliance plays an essential role in designing and implementing appropriate compliance policies and procedures. During 2025, Group Compliance continued with activities aimed at enhancing the Company's governance. Key activities included:

- Online compliance training to all employees with computer access, including Executive and Non-executive Directors
- The global rollout of dedicated video training in all relevant languages to bolster the training of employees without access to computers
- Formal newsletters, global briefs and guidance released Group-wide focusing on different compliance aspects including anti-corruption, Speak-up, conflicts of interest, political activities and other compliance policies and standards and procedures. These also included 'Tone from the top' messaging from leadership
- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country
- The continued use of a robust Speak-up platform, administered by a third party, to which all employees, directors, officers and external parties have access. A new Speak-up platform: EthicsPoint (NAVEX) was adopted to improve case management, investigation and feedback capabilities. and introduced new Speak-up channels accessible 24/7 which are available in a multitude of local languages. Reporting is anonymous unless the reporter specifically nominates to disclose their identity. The reporting governance structure is designed to ensure that senior executives and board members are not privy to or have access to reports made against them, maintaining confidentiality and impartiality throughout the process. All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Speak-up results are communicated biannually to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and as necessary to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship.

Group Compliance also undertakes regular assessment of the online registers for gifts, hospitality and sponsorship and conflicts of interest. Business units are also assessed for risks related to bribery and corruption as part of the combined assurance audit programme.

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business. AngloGold Ashanti is a member of several industry associations and signatory to various industry initiatives, details of which are set out on *page 73*.

The Group has policies and charters to which it adheres, with key policies published on the corporate website. Several measures have been introduced by industry-related organisations of which AngloGold Ashanti is a member, to prevent gold and other commodities from being used to fund conflict and other violations of human rights. See *page 73* for more information.

By virtue of its securities being registered with the SEC, AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the listing regimes applicable for the stock exchanges on which the Company's shares or depositary receipts are listed.

Corporate governance report *continued*

Supply chain governance

Effective supply chain management, undertaken with integrity, fairness, respect and transparency, is essential to long-term business sustainability. Strong governance practices not only strengthen operational efficiency and supplier relationships but also enhance the Company's reputation and create lasting value. As a global organisation, responsible management of the supply chain has become an increasingly important ethical, sustainability, ESG, equality and human rights priority.

Responsible supply chains can significantly benefit host communities, local governments and broader society. They support collaboration and innovation, promote sustainable development, increase local and indigenous participation, and help ensure compliance, accountability and good governance, particularly in developing markets. To embed these outcomes, a cross-functional approach is applied to supply chain governance to align practices to international human rights and labour standards, while enabling the economic participation of local stakeholders.

The Supplier Code of Conduct articulates the expectations placed on business partners. All suppliers must review, understand and comply with the Code, adhere to all relevant laws and regulations, and promptly notify AngloGold Ashanti of any non-compliance. Any breach may result in a contractual review or termination. All suppliers are expected to conduct business with integrity, dignity and respect, and to refrain from any form of misrepresentation or dishonest practice. Further information on our supplier engagement is provided on *page 69*.

Responsible sourcing

The approach to responsible sourcing is rooted in the commitment to contribute positively to an enduring and sustainable world. This includes minimising harm, using natural resources responsibly and fostering socio-economic development in the regions where the Company operates. The local procurement policy supports these objectives by stimulating economic participation in host communities and countries. The strength of this commitment is reflected in the 92% localisation spend in 2025 (2024: 92%) across our global operations.

2026 focus areas

In 2026, work will continue to enhance supply chain transparency and expand disclosures relating to ESG impacts.

Strengthening our risk-management processes to better integrate sustainability considerations into supplier assessments, including identifying new and emerging risks and exploring the use of real-time risk-monitoring data. Additional information on responsible sourcing programmes and performance will be included in the *2025 Sustainability Report.*

Modern Slavery Statement

AngloGold Ashanti respects the human rights of all employees and contractors, and all those in the value chain. There is a zero tolerance approach to modern slavery and the Group is committed to ensuring the reduction and/or elimination of the risk of modern slavery and human rights violations in the business and supply chain.

A Modern Slavery Statement is published annually and the 2025 Modern Slavery Statement is expected to be published in Q2 2026. The 2024 Modern Slavery Statement is available at *www.anglogoldashanti.com.*

Tax strategy

The tax strategy, is aligned to the business strategy and its objectives, to manage all applicable global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by the Tax Management Policy, while respecting the differing interests of all stakeholders.

AngloGold Ashanti recognises the need to earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards a sustainable future in the countries where the Company operates. Aligned with the values, business strategy and sustainability strategy, the Group acknowledges its obligations as a responsible corporate citizen and that operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which business is conducted.

As a member of the Extractive Industries Transparency Initiative, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of operations in those countries that have implemented the standard. As a member of ICMM, AngloGold Ashanti participates actively in the Tax Working Group and engages on relevant tax matters and policy developments. The Group's Tax Strategy is reviewed annually by the Audit and Risk Committee for recommendation to the Board for approval and is published on the corporate website.

Digital technology and cybersecurity

Digital technology is integral to AngloGold Ashanti's business functions and operations, serving as a critical enabler for value delivery and the effective management of associated risks. The governance framework supports effective and efficient management and decision making regarding the use of technology resources. Aligned with the Company's objectives, it serves as a strategic guide in navigating the digital landscape and managing technology-related risks. To emphasise the commitment to responsible technology use, several approaches have been adopted addressing the governance of digital technology. These approaches provide a structured foundation, focused on secure and ethical use of digital assets.

Mechanisms have been set up to inform both the Board and the Audit and Risk Committee about any potential cybersecurity threats and the measures and strategies taken to counteract these threats. The Audit and Risk Committee under its charter has specific responsibilities in monitoring and reviewing the cybersecurity programme. This includes active engagement in discussions with management on material cybersecurity incidents, related threats, vulnerabilities, defences, and planned responses. The Committee oversight is designed to ensure ongoing diligence in managing cybersecurity risks.

To maintain a forward-looking approach, the Audit and Risk Committee also receives regular updates on the digital technology strategy, which aligns to technology initiatives with broader corporate objectives. The commitment to assurance is demonstrated through annual audits conducted by both internal and external providers. Furthermore, annual risk assessments are integrated into the Group-wide risk management system. Formal processes and the ongoing support of a Cybersecurity Operation Centre underscores the proactive approach to managing threats. The primary objective is to actively protect the confidentiality, integrity, and availability of digital technology assets. More information on cybersecurity can be found in the *2025 Sustainability Report.*

Nominations and Governance Committee report



Committee changes in 2025

At the beginning of the year, the Committee welcomed Diana Sands as a member. Rhidwaan Gasant stepped down as a member of the Committee following the 2025 AGM on 27 May 2025, when he retired from the Board.

Current Committee members

- Jochen Tilk (Chair)
- Alan Ferguson
- Albert Garner
- Diana Sands

2025 focus areas

- NED recruitment
- Board composition and succession, including tenure, skills matrix and independence
- NED compensation programme review
- Board and Committee performance reviews

Chair's statement

I am pleased to present the report of the Nominations and Governance Committee (the Committee) for 2025. The Committee focused principally on succession planning and the review of Non-executive Director compensation during the year.

Rhidwaan Gasant stepped down from the Board at the 2025 AGM and a smooth transition was made to Alan Ferguson as the new Lead Independent Director. The Committee facilitated the recruitment of a new Non-executive Director to ensure the Board continues to benefit from a diverse range of skills and experience, and we were pleased to welcome Marcus Randolph to the Board upon his appointment on 27 October 2025.

Jochen Tilk | Chair
Nominations and Governance Committee
16 March 2026

Committee membership and attendance 2025

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Alan Ferguson	5/5	1/1	100%
Albert Garner	5/5	1/1	100%
Rhidwaan Gasant [(1)]	2/2	-	100%
Diana Sands	5/5	1/1	100%
Jochen Tilk (Chair)	5/5	1/1	100%

(1) *Rhidwaan Gasant was a member of the Committee until he retired from the Board on 27 May 2025.*

The Chief Executive Officer, Chief People Officer and Chief Legal Officer regularly attend Committee meetings. On occasion, other NEDs attend Committee meetings for specific matters.

Committee responsibilities

- Oversees succession planning for the Board and assists the Board regarding identification, selection, qualification, recruitment and retention of Board members and candidates for nomination to the Board as executive or non-executive directors
- Advises on Board and Committee membership, including size, composition and structure
- Oversees an annual evaluation of the Board and its Committees, and considers independence
- Advises on corporate governance matters, including significant legal and governance developments and more generally on appropriateness of the corporate governance mechanisms and frameworks within the Company

Discharging our responsibilities

A review of the Committee was undertaken during 2025 as part of the internal *Board review*, see pages 111–112.

The Board assessed that the Committee is providing adequate challenge and oversight and continues to operate effectively.

The Committee has fully discharged its responsibilities in line with its remit. The Committee's charter is available at *www.anglogoldashanti.com*.

Nominations and Governance Committee report *continued*

The Board acts with independence and believes its members have the appropriate competencies and experience to execute their fiduciary duties.

The accountabilities, competencies and expectations required of the holder of each role on the Board have been documented in the Board Corporate Governance Guidelines which was most recently reviewed and recommended to the Board for approval in November 2025 and is available on our website at *www.anglogoldashanti.com*. Details of the key areas of Committee focus during 2025 are set out below. The Committee receives semi-annual horizon scanning governance briefings which highlight material changes in relevant laws, regulations, standards or codes which may impact the Group or business units.

Board composition and succession

A robust succession plan is key to ensuring stability and provides assurance to stakeholders that the Board will continue to include the required skills to allow it to maintain high standards to deliver the AngloGold Ashanti strategy. During the year, the Committee considered the key components of composition and succession as set out below.

Tenure

The Board has not established term limits or age limits for directors. During the year, the Committee reviewed tenure considerations, including alignment with US market practice and regard to corporate governance expectations in the UK as well as investor expectations. The updated guidelines regarding tenure confirmed that the general expectation is that NEDs will serve for up to approximately 12 years.

Details of *Board tenure* is set out on page 102 and includes time served on the Board of AngloGold Ashanti Limited, prior to the corporate restructure in 2023.

Skills matrix

The Committee maintains a skills matrix that identifies the skills and experience the Board possesses to ensure the right representation of skills and experience to perform its duties and the successful delivery of the Company's strategy. The skills matrix is also used as a tool to consider the needs of the Board for the next period of the Company's development, considering the current circumstances and changing external environment.

During the year, time was spent, in consultation with an external service provider, to develop a more comprehensive skills matrix. Sessions were held with Committee members to identify the key skills of the Board, and to produce a calibrated self-assessment of skills for each Director. The Board skills matrix, which is set out below identifies the current skills of the Board.

A function of the enhanced skills matrix is to assist in identifying and assessing any gaps that need to be considered as part of short-term and long-term Board composition considerations.

Due to its specialised nature and fast paced environment, none of the Directors consider themselves to have 'expert' or 'advanced' skills in Technology and Digital Oversight. However, the Board is comfortable that all Directors possess the ability to review and challenge the work of management and assurance providers, and can utilise external resources where necessary. This will be kept under review as part of ongoing Board composition considerations.

The Committee has determined that the Board collectively possesses all the necessary skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes set out in the Committee charter and the Board Corporate Governance Guidelines. Further details of the skills and experience which each Director contributes to the long-term sustainable success of the Company are set out in their *biographies* on pages 96–99.

Board skills matrix 2025

	Number of Directors with identified skill: Expert skill	Advanced skill	General/Limited skill
Critical skills			
Major projects, acquisitions and divestment oversight	7	2	2
Strategy oversight	7	1	3
Global markets and international experience	6	4	1
Health, safety, security and environmental oversight	4	2	5
Mining and natural resources experience	4	2	5
Culture oversight	3	2	6
General skills			
Risk management oversight	6	5	0
Corporate governance experience	6	4	1
Accounting and financial reporting oversight	4	2	5
Remuneration oversight	3	5	3
Technology and digital oversight	0	0	11

Legend: ▲ Expert skill ▲ Advanced skill ▲ General/Limited skill

Nominations and Governance Committee report *continued*

Independence

In determining director independence, due regard is given to the NYSE independence rules, the Board Corporate Governance Guidelines and the Committee charters, as well as best practice. Each director's independence is assessed prior to appointment and independence questionnaires are completed on a quarterly basis. During the year, the Committee again reviewed NED independence and remains satisfied that, throughout the year, all NEDs were independent.

Director contracts

During the year, the Committee reviewed, and recommended to the Board for approval, the adoption of a new CEO contract with no fixed term. The Committee also reviewed and recommended to the Board amendments to the NED's letters of appointment to reflect the changes agreed as part of the new NED compensation programme that has been adopted from 1 January 2026. Further details are set out on the *Compensation and Human Resources Committee report* on pages 121-145.

Appointment of new Non-executive Director

In line with the Committee's continuous review of Board composition, a search process was undertaken to appoint a new NED. A search brief was developed with Russell Reynolds, the external search consultant, which set out the criteria and characteristics of the preferred candidate and was prepared with due regard to the agreed approach to diversity, equity and inclusion. An initial list of candidates was reviewed against these criteria and short-listed candidates were interviewed before a preferred candidate was selected. On the recommendation of the Committee, the appointment of Marcus Randolph was approved by the Board with effect from 27 October 2025.

As is the practice for all new directors, Marcus Randolph completed a comprehensive, formal and tailored induction programme following his appointment. To ensure best practice, the director induction process was reviewed during 2025 and enhancements were adopted to maximise effectiveness. Marcus participated in briefings on the Company's business strategy, constitution and decision-making process, the roles and responsibilities of directors and the legislative and regulatory framework. Marcus also held individual meetings with each of the Executive Committee members and the Company Secretary. The majority of induction meetings are aimed to be completed prior to the first Board meeting, with follow-up meetings and additional information sessions held on request to meet the individual director's needs.

Diversity, equity and inclusion

Diversity, equity and inclusion is considered in all its forms when determining the optimal composition of the Board as well as succession planning and, when possible, will be balanced appropriately for the Board to be effective as a whole.

As at 16 March 2026, the Board has four (36.4%) female directors and seven (63.6%) male directors. The Board has decided not to set a specific target for female Board membership. Details of the gender diversity of the executive management and wider Group are set out on *page 89*.

The Company is not formally required to apply UK or US diversity reporting regimes and there is no set target for racial and ethnic diversity on the Board. Having regard to investor feedback received, racial and ethnic diversity are disclosed as detailed on *page 102*.

Non-executive Directors' compensation programme

In 2024, the Committee commenced a review of the NED fee structure in light of AngloGold Ashanti's redomicile and restructure in late 2023. The review also considered the growth in the Group and its increasingly complex regulatory and operating environment, demanding additional attention and expertise from directors. The review took into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies. External advice was received throughout the process from Deloitte, Willis Towers Watson and Vialto.

The review concluded that a simplified fee structure should be implemented, introducing an equity component while reducing total cash compensation. Equity compensation will take the form of annual grants of Restricted Stock Units (RSUs) with a one-year vesting condition. This change will position NED compensation largely in the mid-market level of the S&P 500 and represents the first substantial change to NED compensation in approximately 12 years. Other than a 2% cost-of-living increase in 2021, NED compensation has not increased since 2014, when the Company's market capitalisation was $3.5bn.

The S&P 500 was deemed an appropriate benchmark, as the Company competes with large-cap organisations for NED candidates whose experience and skills span multiple industries. Accordingly, the Committee used the mid-market level of the S&P 500 as a guide when designing the new NED compensation programme, along with other relevant factors including our industry and listing jurisdictions.

The Committee believes that awarding time-vested RSUs will support alignment with shareholders and is accepted practice in the North American market. Due consideration was given to the view held in certain jurisdictions that share awards may be a factor impairing NED independence. However, in response to this challenge, firstly it has been assured that the RSUs to be issued to NEDs will carry no performance conditions. Secondly, existing quarterly independence checks will also be enhanced so that each NED attests, having regard to their personal wealth, whether their shareholding impedes their independence.

Shareholder engagement

All the compensation changes in 2026 can be operated under the current Directors' Remuneration Policy. However, given the potential interest to shareholders of remuneration matters, the Committee Chair, along with the Chair of the Compensation and Human Resources Committee, conducted a joint shareholder consultation exercise on the proposed changes to both Executive Director and NED compensation in October and November 2025. More than a dozen meetings were held with proxy agents and investors representing over 40% of the share register at the time. Feedback received from these meetings was taken into consideration and the new compensation programmes were approved by the respective Committees and Board in December 2025, with effect from 1 January 2026. The details of the new compensation programmes are set out in the Compensation and Human Resources Committee Report on *page 144*.

Nominations and Governance Committee report *continued*

Stock ownership guidelines

The Board sees the benefits of strengthening the alignment between the interests of the NEDs and shareholders to ensure long-term sustainable decision making. As part of the NED fee review, the Committee gave consideration to its existing minimum shareholding requirement (MSR) for NEDs and approved the adoption of new NED Stock Ownership Guidelines (SOG). From 1 January 2026, each NED is required to hold a minimum shareholding in AngloGold Ashanti equivalent to 2.5 times their regular annual base cash retainer, which is expected to be maintained once achieved. No set time frame has been mandated for compliance with the SOG as, with the exception of shares sold to cover associated tax liabilities, NEDs are not anticipated to sell shares whilst serving on the Board until compliance with the SOG has been met. The Committee will continue to review NED shareholdings on an annual basis. Details of NEDs' shareholdings as tested against the MSR that was in operation during 2025, can be found on *page 141*. Further details on the new SOG and the introduction of a NED tax equalisation policy from 1 January 2026 can be found on *page 144*.

Board review

In February 2025, the Board identified key themes for improvement following the external effectiveness review conducted in 2024 by Linstock Ltd, a UK-based board governance advisor.

During 2025, the Board twice reviewed progress against the agreed action plan and determined that the matters raised in that review had been materially addressed. Details of how the issues were addressed are set out below.

2025 update on 2024 actions

Matter to be addressed	How the issue was addressed during 2025
Strategic and operational oversight	
Continue to monitor the Centamin integration.	Updates on the integration programme were provided to the Board by the CEO in the first half of the year.
Undertake a Board site visit in 2025.	A site visit was conducted in July 2025 to the Geita mine, with another site visit planned for 2026. Further details of the site visit in 2025 are set out on *page 104*.
Risk oversight	
Further insight into emerging and key risks as part of wider strategic considerations.	A review of the Board and Committee agendas was undertaken to consider the level of risk oversight, with additional in-depth information sessions then scheduled as required. Further detail on the risks considered during the year is set out on *pages 105–106*. The Company's principal risks are set out in the *Principal risks and uncertainties* section on pages 22–31.
Board and Committee composition	
Consider the balance of Committee membership and Committee Chair succession.	Following the Committee restructure in December 2024, the Nominations and Governance Committee continued to monitor committee composition and Marcus Randolph was recommended for appointment to the Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee on appointment in October 2025.
Talent and succession planning	
Opportunities to enhance Board engagement with key talent and successors.	Additional engagement with senior management and potential succession candidates for executive management roles was undertaken during the year.
Board support	
Continue to focus on employee sentiment.	A Group-wide culture survey was undertaken in 2025. Further detail of the culture survey is set out on *page 68*.

2025 review

In line with the Committee charter and best practice, the Committee again undertook a review of the Board and the Board Committees during 2025. Lintstock Ltd were invited to facilitate the internal review to provide continuity of approach and to assist with monitoring of progress and themes for improvement. Questionnaires were agreed and published to all Directors, Executive Committee members and the Company Secretary. Lintstock presented the findings from the questionnaires to the Board in November 2025 and outcomes and actions were discussed.

Nominations and Governance Committee report *continued*

2025 outcomes and actions

The findings of the review were positive overall, with the Board and Committees found to be operating effectively. The review acknowledged the successful implementation of the actions identified in the 2024 review and noted improvements demonstrated since the previous year's review. Key strengths noted in the review included the Board's oversight of the Company's strategy and financial plan, M&A, risk, and health and safety. It was noted that the Board's composition, combining experienced members with deep knowledge of the Company and a fresh perspective from newer members with mining and US expertise enabled effective strategic input. Each Board Committee, at its meeting in November 2025, considered its own report and approved its actions to address recommendations identified from the review. There were no areas of concern identified with the Committees. The themes for continuous improvement and identified actions for 2026 were considered and approved by the Board at its meeting in February 2026, and are summarised below.

Recommended area of focus	Approved actions for 2026
Maintaining oversight of existing operations	• Continue to supplement site visits with regular in-depth sessions into parts of the portfolio and pipeline • Obtain input in advance from Committee Chairs to identify any agenda items for inclusion at the annual site visit
Continuing to enhance the Board's visibility of key risks	• Run a scenario-based stress test on a major disruptive shock, focusing on escalation triggers, decision rights, and readiness of response and recovery plans • Maintain Board-level oversight of risk governance and to identify any in-depth sessions to be held
Enhancing the Board's focus on technological development	• To hold a session on the strategic use of technology in the business, including AI and AI governance
NED succession	• Develop the long-term NED succession plan and consider how renewal will be phased to protect continuity while maintaining independence and fresh perspective

Director evaluation

The performance of each Director and the Chair was considered as part of the review process. The Directors completed a self-assessment questionnaire which was reviewed by the Chair. In addition, the NEDs, led by the Lead Independent Director, met to discuss the Chair's performance in a private session.

The Chair of the Board also holds regular one-to-ones with other Committee Chairs and Directors throughout the year as required. Executive Directors are subject to regular review, and the CEO appraised the performance of the CFO as part of Group-wide performance evaluation, further details of which are set out in the *Compensation and Human Resources Committee report* on pages 121–145.

Director election and re-election

The Committee considers the eligibility of Directors for election or re-election at the Annual General Meeting. The Committee's deliberations on Board composition and succession, independence, performance outcomes and the individual Directors' willingness to dedicate the necessary time to the role are taken into account. All Directors were deemed to be effective members of the Board and are recommended for election or re-election at the Company's 2026 AGM.

Audit and Risk Committee report



Chair's statement

Taking over the role of Chairperson of the Audit and Risk Committee (the Committee) after the 2025 AGM, it is my pleasure to present, on behalf of the Committee an overview of the activities performed during the 2025 financial year.

The Committee has continued to focus on the Company's internal control environment and financial reporting, including the provision of related assurance on the integrity of information disclosed. The remediation of the previously reported material weakness, finalisation of the accounting for the Centamin acquisition and operational integration, and accounting of the Augusta Gold acquisition and the sale of Serra Grande mine in Brazil were key areas of focus during the year. Oversight of risk remains a key priority for the Committee and the business as a whole.

I would like to take this opportunity to thank Alan Ferguson, who stepped down as Chair of the Committee at the 2025 AGM, for his leadership and guidance during the four years he directed the Committee in executing its duties.



Diana Sands | Chair

Audit and Risk Committee

16 March 2026

Committee membership and attendance 2025

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Kojo Busia	6/6	-	100%
Bruce Cleaver	6/6	-	100%
Alan Ferguson	6/6	-	100%
Albert Garner	6/6	-	100%
Rhidwaan Gasant [1]	3/3	-	100%
Jinhee Magie	6/6	-	100%
Diana Sands (Chair) [2]	5/6	-	83%

(1) *Rhidwaan Gasant was a member of the Committee until he retired from the Board on 27 May 2025.*

(2) *Diana Sands was unable to attend the Committee meeting on 25 March 2025 due to being on jury duty.*

Committee responsibilities

- Oversee the preparation and presentation of the Company's financial statements, ensuring compliance with IFRS, UK GAAP and SEC requirements, and review key accounting judgements and disclosures
- Monitor the independence, performance, and effectiveness of the External Auditor, approve audit scope and fees, and evaluate their audit findings and recommendations
- Review and endorse the internal audit plan, assess the adequacy of internal controls, and ensure that key audit recommendations are effectively addressed
- Evaluate the Group's risk management framework, monitor significant financial and operational risks, and review the robustness of combined assurance across the business
- Oversee compliance with legal, regulatory, and ethical standards, including whistleblowing arrangements (Speak-up), fraud detection procedures and financial governance policies

Discharging our responsibilities

The Committee is satisfied that it has considered and discharged its responsibilities in line with its remit, which is reviewed and approved by the Board of Directors annually, or more frequently if required. The Committee Charter is available at *www.anglogoldashanti.com*.

A review of the Committee was undertaken during 2025 as part of the internal *Board review* (see pages 111–112). The Board has assessed that the Committee is providing adequate and appropriate challenge and oversight, and that the Committee continues to operate effectively.

Committee changes in 2025

At the beginning of the year, the Committee welcomed Kojo Busia and Diana Sands as new members. Following the 2025 AGM, Rhidwaan Gasant stepped down as a member and Alan Ferguson stepped down as Chair of the Committee to take on the role of Lead Independent Director but remains a member. Diana Sands succeeded Alan as Chair of the Committee.

Current Committee members

- Diana Sands (Chair)
- Kojo Busia
- Bruce Cleaver
- Alan Ferguson
- Albert Garner
- Jinhee Magie

2025 focus areas

- Centamin integration of financial functions fostering a cohesive corporate culture
- Remediation of 2024 reported significant deficiencies and material weakness associated with impairment and impairment reversals
- Accounting treatment for the Augusta Gold acquisition and sale of Serra Grande mine
- Cyber awareness and resilience
- Progress on the conversion to US GAAP reporting

Audit and Risk Committee report *continued*

Committee report

Membership and attendance

All Committee members are independent Non-executive Directors and have recent and relevant financial experience. None of the Committee members serve on more than three public company audit committees. The Committee met six times during 2025 and meeting attendance is detailed on *page 113*. In addition to the members of the Committee, meetings are regularly attended by the Chair of the Board, Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Controller, Chief Legal Officer, Senior Vice President: Group Internal Audit and Risk, Vice President: Global Taxation, the Group Treasurer and Vice President: SOX Compliance, PricewaterhouseCoopers (the External Auditor, or PwC) and the Company Secretary, who acts as secretary to the Committee.

Other members of management may also attend on invitation and provide responses to questions raised by Committee members during meetings.

Engagement and interaction

During the year, the Committee continued to actively engage with management, internal audit and the External Auditor on matters relating to financial reporting, audit quality, and governance to ensure their perspectives and insights were appropriately considered in the Committee's oversight activities.

These engagements provided the Committee with valuable insights into stakeholder expectations, emerging risks, and evolving regulatory developments, which informed its approach to ensuring the integrity of the financial statements and the effectiveness of the internal control and risk management frameworks.

At the scheduled quarterly meetings, the full Committee meets in closed sessions with Group Internal Audit and with the External Auditor, without management present, to facilitate an exchange of views and discuss any concerns, strengthening the independent oversight of the Committee. When necessary, the Committee also meets in closed session with management.

Role of the Committee

It is the Committee's principal duty to oversee and provide reasonable assurance on the integrity of the Group's internal control environment, established and maintained by management, and to ensure that financial statements fairly present the financial position of the Group and Company and the results of their operations, so that they are free of material misstatement in accordance with:

- UK adopted international accounting standards as applied in accordance with the provisions of the UK Companies Act 2006 as disclosed in the Group financial statements contained in the UK Annual Report
- United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 'The Financial Reporting Standard applicable in the UK and Republic of Ireland') and the UK Companies Act 2006 for the Company standalone financial statements of AngloGold Ashanti plc
- IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the Group financial statements included in the Annual Report on Form 20-F to be filed with the SEC

The AngloGold Ashanti Board assumes ultimate responsibility for the functions performed by the Committee, relating to the accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards as well as oversight of the integrity of AngloGold Ashanti's external and internal audit processes.

The Chair of the Committee, who also acts as the financial expert for the Committee, reports to the Board on the Committee's activities, highlighting key matters considered as well as making recommendations on items that require Board approval.

Committee activities in 2025

The Committee considered the following key matters during 2025:

Financial reporting and oversight

- Reviewed quarterly, half-year, and full-year results, with focus on:
  - Assessing and reviewing material accounting assumptions and estimates
  - Assessing and reviewing significant judgements and key audit matters identified by the External Auditor
  - Reviewing and assessing adjusted and unadjusted audit differences reported by the external auditors, and noted in the management representation letter
  - Reviewing tax related provisions, legal cases and contingencies
  - Reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports
  - Compliance with relevant accounting standards and other regulatory financial reporting requirements
- Reviewed and assessed the Key Audit Matters (KAMs) and Critical Audit Matters (CAMs) identified as part of the 2025 year-end audit and concluded on these as follows:
  - Measurement of environmental rehabilitation provisions in Brazil - AGA Mineração (group) (CAM/KAM) – devoting particular attention to the rehabilitation provision, recognising it as a significant area of management judgement and estimation. In reviewing this matter, the Committee considered the underlying assumptions applied to closure cost forecasts, inflation and discount rate methodologies, and the timing of rehabilitation activities across the Brazilian mining operations. The Committee engaged with both management and the External Auditor to understand the basis for the estimates, the governance processes surrounding updates to the provision, and the sensitivity of key inputs to changes in operational or regulatory circumstances. Following these discussions, the Committee was satisfied that the rehabilitation provision was appropriately assessed and disclosed in accordance with the applicable accounting standards and that the related disclosures provided transparent insight into this complex area.
  - Assessment of indicators of impairment in investment in subsidiaries (company) (CAM/KAM) – the Committee considered management's assessment of indicators of impairment across the company subsidiaries, with particular focus on those entities exposed to commodity price volatility, operational risks, or jurisdictional challenges. The Committee reviewed management's assessment, challenged and discussed the outcome thereof with both management and the external auditors. The Committee noted that no indicators of impairment were identified during the year at a

Audit and Risk Committee report *continued*

Company level and was satisfied that the assessment performed was appropriate and consistent with the accounting policies and applicable standards.

- Assessed the distributable reserves available and going concern assumptions prior to the Board declaring a dividend
- Considered the integrity of the Group's 2025 Annual Financial Statements and the Form 20-F to be filed with the SEC and recommended these for approval to the Board

Internal control and risk management

- Assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- Received and reviewed outcomes from the Speak-up process relevant to the mandate of the Committee
- Monitored the governance of digital technology, receiving and reviewing detailed reports on the Group's information and operational technology governance frameworks
- Received quarterly updates on the Group's cyber resilience strategy, incident response capabilities, and the results of independent security assessments and penetration testing
- Received updates on the continuous learning approach to cyber awareness, where employees completed a series of short, interactive training modules throughout the year. This initiative is designed to strengthen real-time threat awareness and support a more targeted and responsive cyber-risk culture across the organisation
- Received an update on the Group's cyber breach readiness, including a ransomware case study, unpacking the Group's approach to cyber safety focusing on governance, mitigations and preparations in the event of a major incident, including response and recovery strategies
- Received and considered quarterly updates from the Vice President: Group Risk in relation to the principal and operational risks facing the Company
- Received, reviewed and approved the principal risks included in the UK Annual Report and the Risk Factors disclosures included in the Form 20-F
- Reviewed the effectiveness of management's framework and processes used to evaluate the Company's internal control over financial reporting
- Reviewed the Group's insurance renewal process including the extent of cyber insurance cover
- Oversaw the SOX compliance efforts of management, receiving quarterly updates on internal controls over financial reporting, the implementation of the key controls at Centamin and monitored the remediation steps agreed with the Committee to remediate the significant deficiencies reported at the end of 2024 and the unremediated material weakness initially reported at the end of 2023
- Assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting (ICFR) for SOX compliance purposes and their assessment of significant deficiencies and the material weakness related to the integration of certain controls at the Group's recently acquired subsidiary Centamin into the Group's existing ICFR framework reported on during the 2025 year-end close process as well as the planned remediation steps to be performed in 2026
- Ensured that the combined assurance model, that is founded on three lines of defence, remained fit for purpose as lines one and two continually evolve and mature in parallel with the operating model being embedded
- Monitored the remediation of high-risk internal audit findings

Governance and compliance

- Reviewed developments in reporting standards, corporate governance best practice and legislation
- Reviewed the terms of reference of the Committee and recommended it to the Board for approval
- Received semi-annual updates on compliance-related matters
- Received a summary of key matters discussed at regional management audit and risk committees
- Reviewed the Group's current processes and procedures considering the UK's failure to prevent fraud requirements and was satisfied that these controls were appropriate, effective and consistently applied across the Group

Group Internal Audit

- Reviewed, assessed and concluded on the independence and effectiveness of Group Internal Audit
- Reviewed the scope and resources of Group Internal Audit
- Reviewed and interrogated the scope and coverage of the Group Internal Audit plan prior to approval and monitored its execution


SAFER

Sunrise Dam, Australia

Audit and Risk Committee report *continued*

- Reviewed the Group Internal Audit Charter and recommended it to the Board for approval
- The Chair of the Committee met with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year to discuss key issues and progress on remediation of key internal audit findings
- Exercised oversight over the Group's fraud risk management framework, receiving regular updates on fraud risk assessments, investigations, and control enhancements through Internal Audit
- Monitored the work of Group Internal Audit, which effectively leveraged a co-sourced partner to provide additional specialist expertise and coverage in higher-risk areas and was satisfied that Group Internal Audit operated with appropriate independence and rigour, and that its work provided valuable assurance over the effectiveness of the Group's internal control framework
- Monitored and tracked the implementation of suggested areas of improvement reported by KPMG during the external quality assurance review performed on Group Internal Audit

External auditors – PwC

- Assessed and concluded on the suitability of PricewaterhouseCoopers LLP (PwC UK) and that of the lead engagement audit partner, Kevin McGhee (UK-based), responsible for the audit of the Group and Company financial statements included in the 2025 UK Annual Report
- Assessed and concluded on the suitability of PricewaterhouseCoopers Inc. (PwC SA) and that of the lead engagement audit partner, Johan Potgieter (South Africa-based), responsible for the audit of the Group financial statements included in the 2025 Annual Report on Form 20-F to be filed with the SEC
- Approved the PwC terms of engagement, their fee, and the integrated audit plan for the 2025 audit
- Assessed their independence and concluded that there were no impediments on the External Auditors' independence
- Pre-approved all non-audit services, considering the Group Standard on the Provision of Audit Related, Non-Audit and Tax Services, assessed their impact on independence and concluded that there were no breaches of independence under either the SEC, PCAOB and FRC requirements
- Assessed their effectiveness and the quality of their 2025 audit
- Agreed their suitability for recommendation of re-appointment to the Board
- The Chair of the Committee met with the PwC engagement team members in private before each scheduled meeting to discuss accounting and governance issues and was also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.

Committee's oversight of risk management

The Committee is responsible for monitoring and reviewing the effectiveness of the Company's risk management and internal control systems (its risk management framework) on behalf of the Board. The risk framework is described on *pages 20–21*. During the year, the Committee reviewed the processes in place to assess the principal and emerging risks facing AngloGold Ashanti, in support of the Board's assessment of these risks during the year. The Committee also reviewed and refined the model governing the Board and its committees' oversight of the management of risk, ensuring that the model is sufficiently calibrated to ensure all principal risks, and the Board's appetite (or tolerance) for these risks, are given appropriate consideration by the Board and the relevant committees.

The Committee also oversaw the management of specific principal and emerging risks assigned to it by the Board, including preventive and mitigation procedures and action plans. These principal risks included:

- Adverse regulatory changes to mining rights and fiscal changes
- Failure to maintain sufficient resilience to external financial drivers
- Failure to deliver on operational and safety performance targets
- Business integrity breach
- Cybersecurity breach or event

These risks were analysed and discussed during management-led presentations, considering the impact thereof on the business and understanding the control strategies in place to manage these risks to acceptable levels.

The Committee considered and recommended to the Board for approval the Group Risk Appetite and Tolerance Statement, the Group Risk Charter and Group Risk Management Plan.

Committee's interaction with Internal Audit

Group Internal Audit is a key independent assurance partner that serves management and the Board by performing independent evaluations of the adequacy and effectiveness of the Group's internal controls, financial reporting controls and records, information systems, risk management and operations. During 2025, the Committee oversaw the appointment of a new Senior Vice President: Group Internal Audit and Risk who leads the Group Internal Audit function.

The Senior Vice President: Group Internal Audit has direct access to the Chairs of both the Committee and the Board and reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee, the Senior Vice President: Group Internal Audit has access to attend these meetings by invitation. As part of its mandated responsibilities, the Committee has assessed the performance and effectiveness of Group Internal Audit, including its leadership, and is satisfied that the internal audit function is independent and appropriately led and resourced.

The Committee approved the 2026 Group Internal Audit plan developed in line with the AngloGold Ashanti combined assurance approach to provide the necessary assurance around the effectiveness of governance, risk management and internal control and is comfortable that the plan and approach was appropriate, after taking into account the resourcing of the department from a human, intellectual and financial capital.

The Committee monitored the execution of the 2025 approved Group Internal Audit plan and significant changes to the plan were communicated and ratified by the Committee on a quarterly basis, ensuring that the assurance remained focused and aligned to current risk exposures. The Committee noted that there were no differences of opinion between Group Internal Audit and management.

The Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.

Audit and Risk Committee report *continued*

Committee's interaction with External Audit

PwC concluded their third audit cycle of AngloGold Ashanti for the year ended 31 December 2025. The audit cycle at AngloGold Ashanti includes quarterly reviews on the financial results of the Group. During July 2025, the annual integrated audit plan, the associated fees and the 2025 global engagement letter were tabled at the Committee for consideration and approval, with PwC UK responsible for the audit opinion on the Company's standalone financial statements and the Group UK Annual Report, and PwC SA responsible for the Form 20-F.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered, during its evaluation of PwC, factors such as:

- Quality of planning, delivery and execution of the audit
- Quality and knowledge of the audit team, specifically the senior team, including the lead engagement partners
- Robustness of the audit, including the audit team's ability to challenge management and demonstrate professional skepticism and independence
- Outcome of regulator reviews, including by the FRC, on the quality of work carried out by PwC

Non-audit services: The Committee is responsible for the Group Standard on audit, audit related, non-audit and tax services and the approval of these services, which was reviewed and amendments adopted during 2025. Audit objectivity and independence is safeguarded through the prohibition of certain non-audit services and audit-related services which fall within certain defined categories. The Committee approves all audit services as well as permitted audit-related and non-audit related services for PwC.

During 2025, the External Auditors' remuneration was $13.2m, comprising audit fees of $10.4m, audit-related fees of $2.6m, tax fees of nil and all other fees of $0.2m. The audit-related, non-audit and tax service fees were approved by the Committee in line with the Group Standard, and these fell well within the thresholds set according to US and UK regulatory requirements.

In conclusion, the Committee considers the service provided by the External Auditor to have been independent and robust.

Committee's interaction with the Finance function

During the year, the Committee continued to engage closely with the finance team to support the integrity and quality of financial reporting. Regular dialogue provided the Committee with valuable insight into key accounting judgements, control enhancements, and the effectiveness of financial governance processes. The Chair also met with the senior finance team in private before each scheduled meeting. This ongoing interaction fostered a transparent and collaborative working relationship, ensuring that financial matters were addressed with appropriate rigour and foresight. The Committee considered:

- That the management of the Finance function continued to provide clear guidance to operations for periodic reporting
- That the Finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions, such as the finalisation of the purchase price allocation process for the acquisition of Centamin, and the accounting for the acquisition of Augusta Gold and sale of Serra Grande mine
- The steps taken by management to remediate the material weakness around impairment and impairment reversal processes
- The root cause analysis of reported significant deficiencies in 2025
- The progress of the transitioning from IFRS reporting to US GAAP reporting for its US filings

The Committee values the professionalism and responsiveness demonstrated by the finance team throughout the year. Their commitment to maintaining high standards of accuracy, transparency, and continuous improvement underpinned the Committee's confidence in the financial control environment and reporting outcomes presented to the Board.

Committee's oversight of tax governance and strategy

The Committee considered and recommended for approval to the Board the Group's tax strategy, which sets out the Group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight. More information can be found on *page 107*.

The Committee received and reviewed detailed quarterly reports on the Group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), the status of the Group's tax compliance globally and relevant global fiscal developments impacting the Group's tax status.

Committee's oversight of Speak-up reports

The Committee received updates on AngloGold Ashanti's Speak-up process of matters of relevance to the Committee in terms of its mandate. Where appropriate, the Chair of the Committee will directly oversee an investigation of a Speak-up report. The Committee is comfortable that the Speak-up process is robust and that each report received is taken seriously and rigorously investigated. It is also pleased that the process is well publicised across the organisation.

Reports received and investigated did not reveal any malpractice relating to accounting practices, internal financial controls, the internal audit function, the content of the Company's and Group's financial statements or questionable accounting or auditing matters that were significant to the Group's annual financial statements.

Annual financial statement review and governance

The Committee has considered, evaluated and discussed the consolidated and separate annual financial statements for the year ended 31 December 2025 with the management team and the External Auditor. During the process, the Committee considered and:

- Evaluated significant judgemental and reporting decisions
- Concluded that the going-concern basis of reporting is appropriate
- Evaluated the material factors and risks that could impact on the consolidated annual financial statements
- Discussed the treatment of significant and unusual transactions, including the accounting for investment acquisitions and sales, with management and the external auditors
- Reviewed the restatement relating to the classification between deferred and current taxation assets and liabilities impacting prior periods also considering the underlying root cause of the adjustment.

Audit and Risk Committee report *continued*

Following its assessment, the Committee concluded that the restatement was appropriate and not material to the previously issued results

- Discussed the root causes identified that led to a material weakness related to the integration of certain controls at the Group's recently acquired subsidiary Centamin into the Group's existing ICFR framework

The Committee concluded that, despite the material weakness related to the integration of certain controls at the Group's recently acquired subsidiary Centamin into the Group's existing ICFR framework, the separate and consolidated annual financial statements for the year ended 31 December 2025 comply, in all material aspects, with the requirements of FRS 102 and UK-adopted international accounting standards respectively as well as the UK Companies Act 2006 and that the Annual Report contains a fair, balanced, and understandable assessment of AngloGold Ashanti's performance and prospects. The Committee therefore recommended the approval of the annual financial statements to the Board. The Board subsequently adopted and approved the annual financial statements.

Assessment of events post year end

Management confirmed to the Committee that all significant post year end events have been appropriately considered and disclosed in the consolidated annual financial statements.

Committee's areas of focus for 2026

The Committee acknowledges that its remit is increasingly broad and complex, requiring it to remain informed of developments affecting the Group.

During 2026, in addition to its ongoing business-as-usual activities, the Committee will focus on key areas of strategic and financial significance, including oversight and monitoring of:

- Building on the successful integration of Centamin, with continued focus on aligning key business functions and fostering a cohesive corporate culture
- The processes and controls supporting the Group's conversion to US GAAP reporting, with particular focus on readiness, data integrity, and alignment of accounting policies
- Embedding the changes in the internal control environment as a result of the expansion of the Group Shared Services
- The increasingly challenging cyber environment and the Group's prevention and defence capabilities in terms of risk exposure (both for information technology and operational technology)
- The remediation process with respect to the reported significant deficiencies and material weakness identified during the 2025 financial year-end close process


ANGLOGOLD
ASHANTI
AGA Mineração, Brazil

Social, Ethics and Sustainability Committee report



Committee changes in 2025

Bruce Cleaver assumed the role of Chair in early 2025. Rhidwaan Gasant stepped down as a member following the 2025 AGM when he retired from the Board and the Committee welcomed Marcus Randolph as a member from 27 October 2025.

Current Committee members

- Bruce Cleaver (Chair)
- Kojo Busia
- Jinhee Magie
- Nicky Newton-King
- Marcus Randolph

2025 focus areas

- Safety performance monitoring and lessons learnt
- Tailings storage facility oversight and conformance
- Community relations, including ASM and illegal mining impact
- Government relations and geo-political landscape
- Environmental stewardship, climate change and biodiversity management

Chair's statement

It is my pleasure to present, on behalf of the Social, Ethics and Sustainability Committee (the Committee), this report which summarises the Committee's activities in 2025 and shows how the Committee discharged its oversight responsibilities across safety, health, security, human rights, environmental management, sustainability, ethics and social performance, with the objective of supporting AngloGold Ashanti's social and regulatory licence to operate.

Vigilance and focus on the wellbeing of employees, contractors and communities has continued to yield pleasing results, with safety considerations playing a central role in the Committee's work. So, too, has the operational safety of the Group's tailings storage facilities and the growing impact on the business and host communities of illegal and artisanal and small-scale mining.



Bruce Cleaver | Chair
Social, Ethics and Sustainability Committee
16 March 2026

Committee membership and attendance 2025

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Kojo Busia	5/5	1/1	100%
Bruce Cleaver (Chair)	5/5	1/1	100%
Rhidwaan Gasant [(1)]	2/2	0/0	100%
Jinhee Magie	5/5	1/1	100%
Nicky Newton-King	5/5	1/1	100%
Marcus Randolph [(2)]	1/1	0/0	100%

(1) *Rhidwaan Gasant was a member of the Committee until he retired from the Board on 27 May 2025.*

(2) *Marcus Randolph was appointed to the Board and the Committee on 27 October 2025.*

The Board Chair, Chief Executive Officer, Chief Sustainability and Corporate Affairs Officer, Chief Operating Officer and Chief Legal Officer attend all Committee meetings, as do heads of all sustainability functions who provide feedback, present on specific topics and answer questions from the Committee.

Committee responsibilities

- Develop, review and periodically assess the Company's goals, initiatives and programmes with respect to ESG matters
- Monitor the processes for managing ESG-related risks and opportunities
- Annually review the Company's compliance record against laws, regulations and company policies relating to ESG matters
- Consider material legal and regulatory developments in relation to ESG matters
- Receive and consider the results of any ESG-related audits

Discharging our responsibilities

The Committee has fully discharged its responsibilities in line with its remit. The Committee Charter is available at *www.anglogoldashanti.com.*

A review of the Committee was undertaken during 2025 as part of the internal *Board review* (see pages 111–112). The Board assessed that the Committee is providing adequate and appropriate challenge and oversight, and that the Committee continues to operate effectively.

Social, Ethics and Sustainability Committee report *continued*

Safety health and wellbeing

Safety remains a standing agenda item at every scheduled meeting. The Committee reviewed detailed reports on safety performance, incidents, trends and areas for improvement, and monitored the implementation and verification of critical risk controls, which are fundamental to sustained health and safety performance.

The Committee recognised the exceptional safety performance of AGA Mineração's Cuiabá mine, in Brazil, as recipient of the annual Global Safety Award. It also received regular updates on health and wellbeing initiatives across the Group and noted positive feedback on education, medical care and community support programmes.

Security, social stability and licence to operate

The Committee devoted significant attention to security risks and social instability across the Group's operating regions. This included focused oversight of the evolving security environment at Obuasi, following the tragic loss of nine illegal miners' lives in January 2025, after a clash with public security forces (see *page 8*), as well as the broader impacts of ASM across Ghana and other African jurisdictions, exacerbated by sustained high gold prices.

The Committee receives regular updates on the geo-political environment in all of the Company's operating regions and, in November 2025, held a dedicated session on the changing security risk landscape, reflecting the increasing complexity and materiality of these risks.

The Committee also reviewed actions taken at the Geita mine to safeguard employees and contractors during post-election unrest, including the temporary suspension of operations. The Committee remains satisfied that management teams at site, regional and corporate level are appropriately empowered to prioritise the safety of employees and communities, even where this affects production.

The management team's ongoing efforts to maintain and develop constructive and respectful working relationships with governments and regulators were reported.

Environmental stewardship and tailings management

Oversight of TSFs remained a core focus. At each meeting, the Committee reviewed the status and condition of the Group's TSF portfolio. A special session was convened in September 2025 following the suspension of processing at the Siguiri plant to address seepage identified on the south wall of the TSF following significant rainfall. The Committee received detailed briefings from management on the incident, response actions and remediation measures.

The Committee also received comprehensive updates on progress towards full conformance with the GISTM, including direct engagement with the Chief Technology Officer and senior tailings specialists who hold line accountability for TSF safety.

Sustainability, ethics and responsible business

The Committee received regular updates on climate-related risks and decarbonisation initiatives, biodiversity management, water stewardship and inclusion, diversity and equity.

Water stewardship remained a particular area of focus, reflecting its linkage to senior leadership performance metrics (see *page 128*).

Compliance and ethical conduct were addressed through standing agenda items, including reports on Speak-up matters and their resolution. The Committee also monitored social investment programmes, including progress against targets for social and economic development in host communities.

Recognising the complexity of the social environments in our host jurisdictions and communities, the Committee reviewed management's approach to resettlement, grievance management, compensation programmes and stakeholder engagement, to ensure AngloGold Ashanti continues to act as a responsible corporate citizen, neighbour and steward of the environment.

Materiality, reporting and external developments

The Committee reviewed the double materiality assessment methodology used to identify the sustainability issues most relevant to internal and external stakeholders, and how these issues are managed. Further details can be found on *pages 15-19*.

In March 2025, the Committee reviewed the 2024 Sustainability Report, related disclosure in the Annual Report and the associated external assurance.

In July 2025, the Committee considered proposed changes under the Consolidated Mining Standard Initiative, which aims to establish a shared governance framework across the mining industry. The Committee will continue to monitor both industry developments and AngloGold Ashanti's progress towards compliance.

Engagement and leadership oversight

In addition to formal meetings, the Committee Chair held dedicated sessions during the year with the CSCAO and leaders of the sustainability functions, providing deeper insight into emerging risks, stakeholder expectations and issues of strategic importance.

Climate-related disclosures and progress against our sustainability strategy are set out on *pages 75–94*. Further details can be found in the *2025 Sustainability Report*.


K6

Board site visit, Geita, Tanzania

Directors' remuneration report



Committee changes in 2025

Rhidwaan Gasant stepped down as a member following the 2025 AGM when he retired from the Board and the Committee welcomed Marcus Randolph as a member from 27 October 2025.

Current Committee members

- Albert Garner (Chair)
- Alan Ferguson
- Nicky Newton-King
- Marcus Randolph
- Diana Sands

2025 focus areas

- Review and refinement of incentive arrangements to strengthen market alignment and support executive retention
- Development of a robust and diverse executive succession pipeline
- Renewal of the CEO's service contract
- Maintaining pay-for-performance alignment and ensuring remuneration outcomes reflect Company performance

Solid operational performance is reflected in the year's financial outcomes and positions the Company well for delivery of long-term sustainable growth and value.

Albert Garner | Chair
Compensation and Human Resources Committee
16 March 2026

Committee membership and attendance 2025

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Alan Ferguson	6/6	1/1	100%
Albert Garner (Chair)	6/6	1/1	100%
Rhidwaan Gasant [(1)]	3/3	0/0	100%
Nicky Newton-King	6/6	1/1	100%
Marcus Randolph [(2)]	1/1	1/1	100%
Diana Sands	6/6	1/1	100%

(1) *Rhidwaan Gasant was a member of the Committee until he retired from the Board on 27 May 2025.*

(2) *Marcus Randolph was appointed to the Board and the Committee on 27 October 2025.*

The Chief Executive Officer and Chief People Officer regularly attend Committee meetings. On occasions the Chief Financial Officer and other Non-executive Directors attend Committee meetings for specific matters.

Committee responsibilities

The Committee assists the Board in ensuring that AngloGold Ashanti sets compensation fairly, responsibly and transparently to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term by:

- Reviewing and determining compensation of Executive Directors and members of the Executive Committee
- Approving and recommending compensation plans and programmes
- Overseeing human resources policies and strategy, aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

Discharging our responsibilities

The Committee has fully discharged its responsibilities in line with its remit. The Committee Charter is available at *www.anglogoldashanti.com.*

A review of the Committee was undertaken during 2025 as part of the internal *Board review* (see pages 111–112). The Board has assessed that the Committee is providing adequate and appropriate challenge and oversight, and that the Committee continues to operate effectively.

Section 1: Compensation and Human Resources Committee Chair's statement

Dear Shareholders,

In 2025, the Compensation and Human Resources Committee remained focused on ensuring AngloGold Ashanti's remuneration practices continued to represent a fair reflection of the Company's performance, while aligning with the interests of key stakeholders and maintaining competitiveness versus the broader talent market.

There were notable leadership transitions during 2025, including the appointment in June of Marcelo Pereira as Chief Operating Officer, following Richard Jordinson's retirement. We extend sincere thanks to Richard for his outstanding contributions and dedicated service to AngloGold Ashanti.

I am pleased to welcome Marcus Randolph as the newest member of the Board and this Committee. Marcus brings extensive experience from a distinguished career in senior leadership and board roles across the global mining sector, which will be invaluable to our work.

The Committee remains committed to upholding the highest governance standards and ensuring that remuneration policies continue to support AngloGold Ashanti's long-term strategic objectives. We will maintain a clear focus on aligning pay with performance, fostering transparency and responding to evolving market and stakeholder expectations. Through these efforts, we aim to strengthen the Company's ability to attract and retain exceptional talent while delivering sustainable value for shareholders.

Performance context

The year under review reflected continued, strong progress on achieving AngloGold Ashanti's strategic priorities, combining world-class safety, strong operational performance, and advancements in the initiatives that position the Company for sustainable, long-term growth.

A major milestone was our inclusion in the Russell group of indices in June 2025, an important achievement following the 2023 move of our primary listing to the NYSE. This indexation was a key objective to improve long-term liquidity of our shares by capturing passive investment flows and enhancing overall visibility among US institutional investors.

Safety remained a core focus. The total recordable injury frequency rate (TRIFR) of 0.97 injuries per million hours worked at our managed operations remained well below industry benchmarks.

Management demonstrated its commitment to continued optimisation of the portfolio through the sales of the ABC and Doropo projects in Côté d'Ivoire and the Serra Grande mine in Brazil. The acquisition of Augusta Gold, in Nevada, further consolidated our position in the most promising emerging gold district in the US.

We advanced our decarbonisation agenda with the switchover from self-generated to lower-emission grid power at Geita in Tanzania, and the completion of the Tropicana renewables project, delivering the largest hybrid power system in Australia's mining sector. Key decarbonisation initiatives in Guinea and Ghana also made good progress.

Another solid production performance showed the growing resilience of the portfolio, with good recovery from unforeseen challenges. Year-on-year output increases were recorded at several operations, including Obuasi, Sukari, Geita and Cuiabá.

Obuasi delivered safely on its ramp-up plan, showing steadily improving predictability amid the transition of very high-grade areas to underhand drift-and-fill mining.

Sukari delivered a strong result in its first full year in the portfolio, with 500,000oz of production at a total cash cost[APM] of $783/oz, the lowest in the Group. The integration of the site was successfully completed during the year, and progress was made in realising cost savings and operational efficiencies as the mine transitioned to the AngloGold Ashanti way of working.

While we delivered production increases across many of our operations, production performances at Siguiri in Guinea, and Iduapriem in Ghana, were impacted by plant stoppages to allow repairs and maintenance of tailings facilities. The business effectively responded to these challenges to minimise impact on overall performance for the year.

Gold production for the Group totalled 3.1Moz, a 16% increase from 2.7Moz in 2024.

In 2025, we continued our strong focus on costs amid ongoing inflationary pressure across our sites. Total cash costs[APM] for the Group rose 7% year-on-year, while those at our managed operations rose 5%, compared with aggregate inflation of 3% across the Group. The performance remains strong versus the peer group in 2025, and over the past four years. This demonstrates continued prioritisation of the FAP programme across our operations, ensuring the benefit of higher gold prices was realised.

Free cash flow[APM] tripled to $2.9bn, marking not only a record average gold price received[APM], which rose 45% year-on-year to $3,468/oz, but also significantly higher production and continued strong cost controls.

The Company paid record cash returns to shareholders, with total dividends declared in 2025 of $1.8bn, versus $439m the prior year. Notwithstanding the 2025 payout of $1.3bn, the balance sheet moved to its strongest position ever with an adjusted net cash position[APM] of $879m at 31 December 2025. Total liquidity at year end approximated $4.4bn including cash and cash equivalents of around $2.9bn.

In summary, the year saw a number of new records set as continued operating rigour met the rising gold price, a success underpinned by a deep-seated commitment to our core principles. Unlike past gold market upcycles where the Company struggled to capture bullion price benefits, our current performance reflects both a clear focus on those factors we control and a workforce rooted in accountability and shared ownership.

Delivering the Company's collective objectives and maintaining a globally competitive workforce is fundamentally underpinned by having a strong organisational culture. This year we conducted a global culture survey, the first since the baseline assessment in 2021. We achieved a participation rate of 88% and an employee satisfaction score of 87 or "Very Good" compared with 73 or "Good" in 2021. The 2025 global culture survey results exclude Egypt due to ongoing integration activities. These results highlight not only strong employee engagement resulting from thoughtfully delivered multi-year plans, but also a well-embedded positive work environment. This establishes a good foundation for attracting and retaining talent.

These fundamentals position the Company to sustainably deliver value to its stakeholders over the long term.

Section 1: Compensation and Human Resources Committee Chair's statement *continued*

2025 incentive outcomes

The Annual Cash Bonus remains the primary short-term incentive (STI) for senior executives and key employees, with awards determined by performance against the Company scorecard and individual measures.

In 2025, incentive outcomes reflected strong progress on AngloGold Ashanti's strategic priorities, combining solid operational delivery with initiatives that position the Company for sustainable, long-term growth and value delivery.

Achievement against the 2025 scorecard metrics was above target, with Annual Cash Bonus outcomes that reflect both the Company's financial and operational progress and its advancement of long-term strategic priorities. Further details of the Annual Cash Bonus outcomes are provided on *pages 127—128*.

The final transition award, as disclosed and approved by shareholders in 2024, will be allocated for performance over the period 2023-2025. This award is of equal value to the relative TSR element of the legacy Deferred Share Plan (DSP) and is measured in accordance with the vesting schedule and TSR peer groups used under the legacy DSP. These awards are delivered one-third in cash and two-thirds in shares, which vest after three years. Based on TSR performance achieved to 31 December 2025, these awards will vest in full (150% of target). Further details of the outcomes are provided on *page 129*.

The first Performance Share Plan (PSP) award, granted in 2024, will be assessed following its three-year performance period ending in December 2026, with performance criteria outlined in the *2024 Annual Report*.

People

The Committee's remit includes oversight of the *People Strategy*, designed to build organisational capability by focusing on talent acquisition, strengthening succession, developing internal talent and investing in employees. In 2025, we remained focused on having a diverse workforce that reflects the demographics of our operating jurisdictions and ensures we draw from the largest talent pool possible. These efforts are particularly important as the mining industry continues to face intense competition for scarce skills, reliance on experienced hires from a limited and aging talent pool, and increasing complexity of immigration and localisation requirements.

In 2025, the Committee worked to strengthen succession pipelines through refreshed capability assessments, targeted development initiatives and proactive recruitment. These actions have delivered more robust pipelines across several key functions and supported continued progress in improving the representation of women within leadership talent pools.

Looking ahead, our focus remains on building a sustainable and diverse leadership pipeline.

Implementation for 2026

For the coming year, we will continue to implement the Directors' Remuneration Policy that received strong support at the 2024 AGM. Given the Company's redomicile and restructure in 2023 that moved AngloGold Ashanti's headquarters and primary listing to the US, we are increasingly competing for top talent in new markets. In 2025, an independent review of our remuneration plans was commissioned to consider pay practices in the mining sector and key talent markets.

The review identified structural gaps that risked undermining our ability to attract and retain top-tier talent. Given the cyclical, long-term nature of the gold sector, where investment horizons extend beyond a typical three-year performance period, the Committee introduced changes to encourage sustained ownership, incentivise performance across the cycle, and strengthen alignment with shareholders through share price performance.

With several direct mining peers operating in North America and seven of eight Executive Committee members now US-based, the Committee has taken mainstream North American incentive practices into account in implementing the policy for the coming year.

The on-target remuneration package for Executive Directors will remain unchanged for 2026. However, in order to better align with US market norms, and to avoid putting the Company at a competitive disadvantage when recruiting and retaining key executive roles, the Company will implement the following targeted enhancements for 2026:

- **Annual Cash Bonus:** While the broad structure and on-target opportunity will be unchanged, the maximum payout factor will increase from 150% to 200%. This adjustment aligns with mining sector standards and more effectively incentivises significant annual outperformance.
- **Long-term Incentives:** To align with US peer practice, awards will transition from 100% Performance Stock Units (PSUs) to a balanced mix of 60% PSUs and 40% Restricted Stock Units (RSUs). PSUs will remain subject to rigorous three-year performance goals, RSUs will vest equally over three years. Total on-target grant values remain unchanged and continue to be informed by the market. However, the reduced upside associated with the RSU component will lower the overall maximum opportunity.

This approach to long-term incentives is aligned with sector and broader US market practice, with seven out of 11 companies in our compensation comparator group granting a combination of PSUs and RSUs. This pay model is also already in operation for wider AngloGold Ashanti leadership and has proved to be highly effective in the talent market.

The Company's malus and clawback provisions apply to RSU awards, enabling the Committee to reduce or cancel unvested awards and recover vested awards for up to three years, while complying with NYSE recovery requirements and retaining discretion to adjust performance measures, targets and outcomes to ensure alignment with strategy, market conditions and performance.

Overall, the Committee concluded that this approach balances a continued commitment to performance-based reward, aligns executives with the experience of long-term shareholders and allows the Company to compete in a highly competitive talent market.

Engagement with shareholders

During the year, the Committee, in keeping with our commitment to shareholder engagement, conducted a comprehensive shareholder and proxy adviser outreach programme. We gathered feedback on our proposed 2026 refinements as described above, as well as other broad ranging views and insights on the business and industry.

The Committee recognises that views on executive pay can differ across our investors. In particular, the Committee appreciated that while our proposals for 2026 are fully aligned with mainstream practice in the US where the Company has its primary listing, the approach is less common in South Africa where we maintain a large shareholder base.

Section 1: Compensation and Human Resources Committee Chair's statement *continued*

The feedback provided by shareholders during these sessions helped shape the final proposals set out in this report. Overall, there was a good level of understanding and support of the rationale for the proposals, and therefore the Committee has opted to proceed with the approach as described.

The Committee continues to take a balanced and measured approach to pay practices, continuing the transition to a more market-standard US approach to better reflect our operating reality. The Committee is also committed to ongoing dialogue with shareholders with respect to remuneration to ensure transparency, responsiveness and alignment with long-term value creation.

Incentive metrics for 2026

The majority of the corporate performance element of the Annual Cash Bonus will continue to be based on a combination of production, costs and free cash flow[APM] targets. The scorecard also includes targets linked to our Mineral Resource and Mineral Reserve portfolio, safety and our environmental, social, and governance (ESG) and people objectives.

PSU awards granted in 2026 will be evaluated over a three-year performance period based on relative TSR, AISC[APM] and production guidance targets, and specific ESG goals. Further details are outlined on *page 143*.

For the TSR peer group, we have added two companies: Alamos Gold and Pan American Silver. This is to ensure that outcomes remain statistically robust. The factors considered in the review of the group included the business mix, financial size, and the global spread of comparator companies and their operations.

Other matters

For 2026, the Committee awarded a 3% increase in the CEO's base salary, which was consistent with the approach taken for our employees in the US. The CFO's base salary was increased by 7%, reflecting her continued performance in the role and alignment with the market. The strong performance of our executive team over recent years inevitably makes our talent attractive to competitors in the market, and therefore the Committee will continue to track and respond to this market dynamic.

Looking ahead, the Directors' Remuneration Policy will require approval at the 2027 AGM under UK legal requirements. The Committee will undertake a holistic review of our overall approach to executive pay in preparation for seeking approval. In addition to considering our strategic goals and the nature of the talent market challenges, the Committee will also need to be mindful of how broader macro-economic volatility impacts the gold mining sector and what this means for our talent strategy.

In line with the wider focus on alignment with the US domestic issuer standards, the approach to Non-executive Director fees, including the Board Chair, has also been reviewed. Full details of the approach for 2026 are outlined on *page 144*, with further detail in the Nominations and Governance Committee report. For the Board Chair, this will result in a reduction to the cash fee, balanced by a share component and revised holding requirements to provide direct alignment with our shareholders. Although the share component is aligned to the share price, it is not subject to any performance criteria, therefore ensuring continued independence.

Thanks

This Committee remains focused on achieving a compensation strategy and outcomes that are fair and equitable to staff, acceptable to shareholders and that allow AngloGold Ashanti to attract and retain scarce operating, technical and leadership skills, among others.

Successful execution of our compensation strategy is a vital support to AngloGold Ashanti's continued efforts to deliver on our broader strategy and to produce superior results that benefit the widest possible number of stakeholders.

To the executive leadership team and thousands of employees and contractors, thank you for your unstinting commitment to helping deliver consistent results in a manner that makes AngloGold Ashanti a credit to its shareholders.

Finally, to our shareholders, I would like to thank you for the ongoing engagement and support and look forward to more interaction in 2026.



Albert Garner | Chair
Compensation and
Human Resources Committee
16 March 2026

Section 2: Annual remuneration report

AngloGold Ashanti is a UK-incorporated company with a primary listing on the NYSE in the US, and secondary listings in South Africa and Ghana. As we are not listed in the UK, the governance provisions that apply to FTSE-listed businesses, including the UK Corporate Governance Code and UK Listing Rules, do not apply.

The Company is obliged to follow the Johannesburg Stock Exchange rules as a secondary listed company. As a NYSE-listed company with headquarters in Denver, Colorado, the approach to remuneration has been designed to take into account US market practice and sector trends in the global mining talent market.

Key responsibilities

In line with the governance statement on *page 121*, the Committee is responsible for the full compensation and human resources remit.

The Committee has access to both executive and senior management who are regularly invited to join and present at meetings as needed. In addition, the Committee receives advice from independent remuneration advisers and other external advisers as required.

Principles

AngloGold Ashanti applies a set of key principles in determining and managing remuneration. These key principles are as follows:

- Alignment with strategic objectives and shareholder interests
- Remunerate to motivate and reward the right performance and behaviour of employees and executives
- Ensure that performance metrics are challenging, substantial, do not promote or reward excessive risk taking and cover key aspects of the business, including financial and non-financial drivers and positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates
- Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
- Promote an ethical culture and responsible corporate citizenship
- Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices
- Provide competitive rewards to attract and retain senior and scarce talent using appropriate global remuneration benchmarks
- Use performance measures to assess progress of key in-year and long-term business objectives

Fair and responsible pay

AngloGold Ashanti strives to uphold fair and responsible pay practices and aims to ensure that the business meets short-term objectives, while creating shared and sustainable value over the long term within the economic, social and environmental context in which it operates. The remuneration framework, which is aligned with global best practices, emphasises the importance of fair and responsible remuneration to ensure the Company employs the skilled and experienced executives and staff vital to the success of the Company.

The Directors' Remuneration Policy, which necessarily evolves along with the dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

- Taking an impartial view on pay
- Eliminating pay differentials that cannot be explained or justified
- Ensuring that pay parity is achieved across the Group and eliminating pay discrimination
- Identifying and addressing unfair practices
- Applying the approved delegation of authority on all aspects of remuneration
- Having independent, expert remuneration consultants provide advice and recommendations
- Using external market benchmarks, evaluated within the context of skills, experience and job performance
- Ensuring that correct behaviours aligned with our core values are rewarded and inappropriate behaviour is discouraged

Setting executive management pay

Executive and senior management remuneration is assessed against a global benchmark. At the request of the Committee, Mercer, an independent remuneration consultant, undertakes a bespoke survey on behalf of the Company to ensure pay practices remain competitive and appropriate.

The comparator group is subject to regular review. The most recent detailed assessment was completed in 2024, with the next review scheduled for 2026. The group is evaluated against a range of criteria, including organisational size, complexity, geographic footprint and industry.

The table below sets out the 2025 comparator group, which remains unchanged from 2024:

Comparator benchmark group	
Agnico Eagle Mines	Canada
Alcoa	United States
Anglo American	United Kingdom
Barrick	Canada
B2Gold	Canada
First Quantum Minerals	Canada
Gold Fields	South Africa
Kinross Gold	Canada
Newmont	United States
Pan American Silver	Canada
South32	Australia

Section 2: Annual remuneration report *continued*

Single total figure of remuneration for the year ended 31 December 2025

Executive Directors (audited)

A comprehensive summary of all elements of the Executive Directors' remuneration for the period 1 January to 31 December 2025 is provided below.

Single total figure remuneration 2025 ($)

Director Name	Year	Salary	Benefits[1]	Pension	Total fixed pay	Annual Cash Bonus	Transition Award (1/3 Cash)	Transition Award (2/3 share awards)	Total variable pay [2]	Total
Alberto Calderon	**2025**	**1,722,902**	**134,581**	**426,418**	**2,283,901**	**1,830,583**	**387,653**	**775,306**	**2,993,542**	**5,277,443**
	2024	1,689,120	121,861	418,057	2,229,038	1,579,327	267,937	535,873	2,383,137	4,612,175
Gillian Doran	**2025**	**752,812**	**93,471**	**152,605**	**998,888**	**743,778**	**158,091**	**316,181**	**1,218,050**	**2,216,938**
	2024	627,343	143,852	99,855	871,050	500,620	92,878	185,756	779,254	1,650,304

(1) *The Executive Directors are provided with contributions to family health insurance, Group life insurance, social security and other benefits. The total value of all benefits is included above.*

(2) *No Performance Share Plan awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.*

Other Executive Directors during the period

There were no other Executive Directors and no payments to past Executive Directors for the 2024 or 2025 period.

Base salary

In January 2025, the CEO and Executive Director, Alberto Calderon, received a 2% increase to his base salary, consistent with increases awarded to US-based employees generally.

As disclosed in last year's report, the CFO and Executive Director, Gillian Doran, had her base salary reset to $752,812 for 2025 to improve competitive pay positioning relative to the market, support retention and reflect her contributions since her appointment.

Benefits

Both Executive Directors receive Company-provided health insurance, Group life cover for both death and disability, tax services from an independent tax adviser and their spouses may accompany them on one business trip per annum paid for by the Company.

Pension

Alberto is a member of the International Pension Plan, with the Company contributing 24.75% of his base salary to the plan on a monthly basis.

Gillian is a member of the US Executive Deferral Plan which has a Company contribution of 12.5% of her base salary and cash bonus.



Sukari, Egypt

Section 2: Annual remuneration report *continued*

Annual Cash Bonus performance in the 2025 financial year (audited)

Overview of the short-term incentive (STI)

We have an Annual Cash Bonus in place as the primary STI.

The value of potential STI payments under the Annual Cash Bonus plan is determined by stratum level, with incentives calculated based on a combination of Company scorecard outcomes and individual performance measures. These measures are defined annually, with specific weightings assigned to each.

For 2025, the STI metrics and weightings remained consistent with those applied in 2024. Each of the Company scorecard metrics has a threshold, target and stretch achievement level assigned based on the Company production, plan and desired stretch targets for the year.

At the end of the financial year, the performance of the Company, the CEO and the CFO is assessed by the Committee and the Board against the defined metrics to determine the cash bonus as per the calculation below:

STI Cash Bonus:		
Base pay x Company performance weighting x on-target cash percentage x Company performance modifier	Plus	Base pay x individual performance weighting x on-target cash percentage x individual performance modifier

For Executive Directors, the STI is based 80% on Company performance and 20% on individual performance.

2025 Annual Cash Bonus (STI) outcomes

The Committee approved a 2025 STI Company performance outcome of 125%, reflecting above-target delivery across key financial, operational and strategic measures. This outcome was primarily driven by the following:

- Free cash flow[APM] increased 204% year-on-year to $2.9b, driven primarily by a higher realised average gold price received[APM] ($3,468/oz). Lower capital expenditure and working capital outflows further supported performance, with free cash flow[APM] (excluding Kibali) of $2,624m
- At Siguiri, production increased by 6% year-on-year. Despite a temporary plant suspension due to seepage on a section of the TSF following heavy rains, mining continued, building higher-grade ore stockpiles to support a strong restart and production recovery
- Although Group AISC[APM] of $1,709/oz was 9% above stretch plan due to higher cash costs and sustaining capital, the substantial uplift in gold price and operational delivery more than compensated, resulting in overall outperformance against annual cash bonus metrics
- The Company maintained a strong safety performance in 2025, with a TRIFR of 0.97 injuries per million hours worked at our managed operations, well below industry benchmarks

The Committee is satisfied that the outcome from the scorecard fairly reflects performance in the year.

The table on the following page summarises the performance measures, their weightings and performance against those measures for the STI for 2025.



Iduapriem, Ghana

Section 2: Annual remuneration report *continued*

Theme	Measures	Target Weighting (%)	Threshold measures	Target measures	Stretch measures	2025 Actual Results(2)	2025 Achievement (%)
Financial performance	Free cash flow[APM] (pre-growth capital)(1)	10	$1,355m (Unflexed)	$1,815m (Unflexed)	$2,276m (Unflexed)	$3,020m	13.9
	Performance versus budgeted free cash flow[APM] (excluding growth capital), 50% flexed : 50% unflexed		$2,277m (Flexed)	$2,737m (Flexed)	$3,198m (Flexed)		
Drive operational excellence, optimise costs and capital expenditure	Total cash cost[APM]	15	$1,309/oz	$1,241/oz	$1,173/oz	$1,248/oz(3)	14.2
	All-in sustaining cost[APM]	15	$1,856/oz	$1,756/oz	$1,656/oz	$1,745/oz	15.8
Improve portfolio quality	Production	25	2,518koz	2,701koz	2,884koz	2,797koz	31.6
Maintain long-term optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	7.5	Plus 1.3Moz	Plus 2.6Moz	Plus 3.8Moz	9.0Moz	11.3
	Mineral Resource additions (pre-depletion, asset sales, mergers and acquisitions)	7.5	Plus 2.6Moz	Plus 5.1Moz	Plus 6.4Moz	6.5Moz	11.3
Prioritise people and ESG	**People:** Gender diversity (female representation)	5	20%	22%	25%	21%	1.8
	Succession planning outcomes		40%	50%	80%	67%	3.2
	Health and safety (one leading indicator applicable to both Health and Safety): Major hazard control verification compliance. All supervisors and managers conduct critical control verifications on Health and Safety	5	90 %	95 %	100 %	121%	7.5
	Total recordable injury frequency rate (TRIFR)	5	1.27 (0% Improvement)	1.21 (5% Improvement)	1.17 (7.5% Improvement)	0.97	7.5
	Community – % of community grievances cleared in 45 days	5	60% of grievances closed out/ cleared within 45 days	70% of grievances closed out/ cleared within 45 days	100% of grievances closed out/ cleared within 45 days	89%	3.3
	Environment – Operating assets to implement the water stewardship goals as approved by the Water Stewardship Committee(4)		40% attainment of 2025 milestones	75% attainment of 2025 milestones	100% attainment of 2025 milestones	97%	3.6

(1) *The free cash flow[APM] threshold, target and stretch measures are normalised 50% each quarter for the impact of gold price and CPI movements compared to the budget, as well as the resultant effect of these variables on cash taxes and royalties.*

(2) *All performance results exclude Kibali for 2025.*

(3) *The 2025 actual results have been normalised to reflect the disposal of the Serra Grande operation in December 2025.*

(4) *Performance was measured on the extent of scheduled 2025 milestones that have been attained, with each mine's performance weighted over their three projects.*

Section 2: Annual remuneration report *continued*

Transition Incentive Award performance in the 2025 financial year (audited)

Overview of Transition Incentive Award

The Transition Incentive Award was implemented for the 2024 and 2025 performance years to bridge the transition from the last award under the backward-looking DSP (2021-2023 performance period) to the first award under the forward-looking Performance Share Plan (2024-2026 performance period). This approach would therefore ensure that there were no gaps or overlaps in the performance periods under the incentive schemes as well as no increase or decrease in the target remuneration opportunity for participants. The target award was 45% of salary for the CEO and 42% for the CFO.

The 2025 awards are earned based on relative TSR performance over the three-year period ended 31 December 2025. The calculation was based on six peers in line with the methodology under the legacy DSP (Agnico Eagle, Barrick, Gold Fields, Kinross Gold and Newmont Mining, and Gold ETF).

2025 Transition Incentive Award outcomes

The Committee approved the performance outcomes for the 2025 Transition Incentive Awards. AngloGold Ashanti's TSR performance ranked second against the peer group and therefore was positioned in the upper quartile, resulting in 150% of target achievement. The awards will be delivered one-third in cash and two-thirds in shares.The share awards are subject to a three-year vesting period following the conclusion of the performance period.

Performance Metrics	Threshold measures	Target measures	Stretch measures	Performance (%)	Achievement (%)
Relative TSR	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	357.7	150.0


AGA Mineração, Brazil

Section 2: Annual remuneration report *continued*

Impact on Executive Directors

Alberto Calderon: Total remuneration outcomes

Maximum cash bonus opportunity: 127.5% of salary (target opportunity of 85% of salary)	Final cash bonus results: 106.25% of salary
Maximum Transition Incentive Awards opportunity: 67.5% of salary (target opportunity of 45% of salary)	Final Transition Incentive Award results: 67.50% of salary

Alberto Calderon: Performance incentive outcome

2025 Performance outcome (CEO)	**Transition Award outcome**	**Annual Cash Bonus award outcome**	Total Incentive Award for 2025
Total % for Company performance:	150.00	125.00	
Weighting (%):	100.00	80.00	
A - Company performance weighted outcome (%):	150.00	100.00	
Individual performance results (%):			
Individual performance weighting (%):		20.00	
		x	
Performance rating award correlation (%):		125.00	
B - Opportunity based on individual performance (%):		25.00	
Total % of pay opportunity (A+B)	150.00	125.00	
	x	x	
On-target total cash bonus opportunity (as % of base pay)	15.00	85.00	
On-target total share award opportunity (as % of base pay)	30.00	—	
Final cash bonus result (as % of base pay)	22.50	106.25	
Final share award result (as % of base pay)	45.00	—	
Base pay as at 31 December 2025 ($):	1,722,902	1,722,902	
Annual cash bonus ($):	387,653	1,830,583	2,218,236
Annual deferred share portion (to vest after three years) ($):	775,306	—	775,306
Total Incentive Award for 2025 ($)	**1,162,959**	**1,830,583**	**2,993,542**

Section 2: Annual remuneration report *continued*

Alberto Calderon: Key objectives and achievements 2025 (20% weighting on Annual Cash Bonus)

Scorecard	Performance achieved
Production, financial performance and growth Achievement against budget production ounces, total cash cost^{APM}, AISC^{APM} and free cash flow^{APM}.	Gold production, total cash cost^{APM} , all-in sustaining cost^{APM} and free cash flow^{APM} performance as per table on *page 128*.
Growth pipeline Continue to drive the FAP programme across the business to deliver both productivity and cost benefits for the year. Develop, optimise and grow the portfolio both organically and inorganically to create greater optionality for the business. Ensure a pipeline of projects that enhance cost, margin and cash generation profile and the longevity of the portfolio. Portfolio management assessed based on number of objective milestone targets met within the period. Key focus areas: • Complete the Obuasi project and ramp up production • Support the Nevada projects through the major developmental stages	Co-ordinated the successful implementation and delivery of FAP targets across several operations, in addition to completing a successful FAP review at Sukari with implementation to take place over the next 24 months. Undertook several business development assessments during 2025 and successfully consolidated the Nevada district. MSG and Doropo/ABC divested during 2025. Brownfields Exploration Plans tailored to meet current strategic and operational needs. The year-end production in Obuasi was 266koz vs. 280koz (P50) and 250koz (P80) and 2024 production of 221koz. Achieved objective of 65% engineering completion for North Bullfrog and approval for next stage to reach 85%. North Bullfrog remains on track for a Record of Decision (ROD) in December 2026. Arthur Gold Project: completion of pre-feasibility study phase A and delivery of 4.94Moz of first-time Mineral Reserve. The mine plan of operations for Arthur Gold Project was accelerated moving the ROD from 2032 to 2028. A significant step change for the advancement of the project with substantial value creation.
Environmental, social and corporate governance (ESG) **Health and safety** Continued focus on delivering zero fatalities. Driving a proactive safety culture and implementing leading health and safety initiatives with global standardisation. **Environment and community** Ensuring a clear strategy and fit-for-purpose functions to address stakeholder expectations with a focus on community and government relations and operational, environmental and social priorities. Implementation of water stewardship goals and driving the strategic direction of the Decarbonisation Strategy to reduce emissions by 30% by 2030.	**Health and safety** TRIFR improved by a further 1% to 0.97 (from 0.98) at managed operations, while Lost Time Injury Frequency Rate (LTIFR) improved by 8% to 0.45 (from 0.49). We have achieved this while successfully integrating Centamin into our business and addressing several operational challenges that have arisen. Potential fatal incidents (PFIs) reduced significantly, improving by 16 cases year-on-year to 45 (from 61), including a reduction in repeat PFIs (from 23 to 19). **Environment and community** We have continued to strengthen our relationships with host communities and this has been demonstrated during the various political, social and civic challenges in African jurisdictions. From a security perspective, in times of significantly heightened risk we were able to maintain a good relationship with our key stakeholders in the government and security agencies, all while navigating these difficult situations. Focus on environmental performance has remained strong. The discipline is well advanced on the Decarbonisation Strategy with significant progress being made on the water stewardship goals.

Section 2: Annual remuneration report *continued*

Alberto Calderon: Key objectives and achievements 2025 (20% weighting on Annual Cash Bonus)

Scorecard	Performance achieved
Other strategic priorities Expand the shareholder base in the US and continue to embed AngloGold Ashanti into the US markets. Reputation management across all jurisdictions. Finalisation of the operating model to realise the efficiencies and effectiveness of the revised organisational structures. Ensure the integration of Sukari is implemented according to the plan. Complete the 2025 global culture assessment to measure progress and identify opportunities. Deliver on the people pipeline with focus on executive team succession, critical skills and leadership training.	AngloGold Ashanti's share price has outperformed its major peers, the GDX, the gold price, and the S&P 500. We have grown our sell-side coverage by almost a third through a deliberate campaign. New, important US names continued to appear in the register or grow their holdings, with South African funds maintaining their holdings. A rejuvenated Asia and Europe campaign started to bear fruit. Completed the implementation of the operating model in Africa, Latin America and Australia, which included significant finance transformation. We have seamlessly integrated Sukari Gold Mines (SGM) in a reasonably short time frame. We have completed the operating model implementation and change management for all functions. AngloGold Ashanti values were embedded and standards applied. 2025 global culture assessment completed with an 88% participation rate globally, up from 80% in 2021. Our 2025 culture score is 87, a strong increase from 73 in 2021. Both results set us apart in the industry. People pipeline — C-suite and top leadership level stability. We have developed a strong internal and external pipeline for the Executive team, senior leadership and critical roles.



Tropicana, Australia

Section 2: Annual remuneration report *continued*

Gillian Doran: Total remuneration outcomes

Maximum cash bonus opportunity: 114% of salary (target opportunity of 76% of salary)	Final cash bonus results: 98.80% of salary
Maximum Transition Incentive Awards opportunity: 63% of salary (target opportunity of 42% of salary)	Final Transition Incentive Award results: 63.00% of salary

Gillian Doran: Performance incentive outcomes

2025 Performance outcome (CFO)	**Transition Award outcome**	**Annual Cash Bonus award outcome**	Total Incentive Award for 2025
Total % for Company performance:	150.00	125.00	
Weighting (%):	100.00	80.00	
A - Company performance weighted outcome (%):	150.00	100.00	
Individual performance results (%):			
Individual performance weighting (%):		20.00	
		x	
Performance rating award correlation (%):		150.00	
B - Opportunity based on individual performance (%):		30.00	
Total % of pay opportunity (A+B)	150.00	130.00	
	x	x	
On-target total cash bonus opportunity (as % of base pay)	14.00	76.00	
On-target total share award opportunity (as % of base pay)	28.00	—	
Final cash bonus result (as % of base pay)	21.00	98.80	
Final share award result (as % of base pay)	42.00	—	
	x	x	
Base pay as at 31 December 2025 ($):	752,812	752,812	
Annual cash bonus ($):	158,091	743,778	901,869
Annual deferred share portion (to vest after three years) ($):	316,181	—	316,181
Total Incentive Award for 2025 ($)	**474,272**	**743,778**	**1,218,050**

Section 2: Annual remuneration report *continued*

Gillian Doran: Key objectives and achievements 2025 (20% weighting on annual cash bonus)

Scorecard	Performance achieved
Leadership and stakeholder engagement	• Significant impact on the broader business through engagement with peers and regions which resulted in Russell indexation, PSP improvements, strengthening risk management governance, and delivery of all M&A activity and business planning.
Projects	• Delivered the Centamin integration providing leadership and support to the integration lead and the Sukari Managing Director. • Established the finance shared services structure.
Liquidity, credit ratings and balance sheet management	• Improved credit rating: Robust engagement with all four key credit rating agencies with a change to positive outlook from S&P in Q4 2025, the first positive move in the last decade. • Supporting and driving the delivery of best-in-class financial performance: ◦ Outperformance in free cash flow[APM] generation. ◦ Strengthened capital discipline in the business – continued evolution of our MIC processes, clear embedding of stronger governance in capital and external spend. ◦ Delivered largest dividend on record.
Cost discipline and driving a cash culture	• Progressed the US GAAP transition in line with the implementation timeline. Led the integration of our external reporting and disclosure processes. • Cost leadership programme ready for implementation in 2026. • Supply chain team integration: Alignment with Finance and Procurement frameworks, fully operational total cost of ownership spend system, of record implementation.
Governance and risk management	• Redesigned Group Internal Audit and Group Risk: reviewed and reframed the top 10 risks, with significant improvement in the integration of key risks and management plans from the Board to the asset.
People	• Further transformed Finance and Supply Chain into a world-class fit-for-purpose service delivery function.


ST14 BATTERY
Epiroc

AGA Mineração, Brazil

Section 2: Annual remuneration report *continued*

Executive Directors' current shareholdings (audited)

The Committee is of the opinion that share ownership by the Executive Directors demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce alignment between executive and shareholder interests. AngloGold Ashanti has a minimum shareholding requirement (MSR) for Executive Directors, as per the table below:

Director MSR requirement

Within six years of appointment/from introduction of revised MSR	Holding requirement	Post-termination holding period
CEO 300% of net annual base salary **CFO** 250% of net annual base salary	Throughout employment as a director or an executive officer	The post-termination MSR will be based on the MSR policy at the time of termination. Should the executive depart or no longer serve as a director or executive management team member before they have achieved the MSR, all vested shares allocated from the Company's share incentive scheme will be held for one-year post-termination. The holding will be up to their required MSR.

The following count towards an individual MSR:

- Ordinary shares purchased on the market, either directly or indirectly
- Vested share awards from AngloGold Ashanti's share incentive schemes
- Previously granted DSP and Transition awards (vested and unvested). Unvested awards that are not subject to further performance conditions are included on a post-tax basis

Director shareholding and MSR achievement

Executive	Ordinary shares as at 31 December 2025	Share awards exercised during the year[1]	Vested and unexercised share awards as at 31 December 2025	Unvested share awards as at 31 December 2025[1]	Six-year target achievement date	MSR holding as at 31 December 2025 as a percentage of net base pay (%)[2]	Unvested PSP awards as at 31 December 2025[3]
Alberto Calderon	55,764	80,296	—	283,085	September 2027	2,942	253,965
Gillian Doran	4,416	22,325	—	46,855	January 2029	939	89,738

(1) *Awards include all DSP, Transition and buy-out awards in the incentive scheme.*

(2) *In 2026, the Committee approved changes to the MSR calculations for executive management to enhance alignment with the existing methodology used for NEDs. For the purpose of the 2025 MSR, shares are valued on the prevailing market price on 31 December using the trailing 20-day Volume-Weighted Average Share Price.*

(3) *No PSP awards vested as at 31 December 2025. As these awards remain subject to further performance conditions, unvested PSP awards are excluded from the MSR calculation.*

Section 2: Annual remuneration report *continued*

Share awards granted in the year (audited)

Transition and PSP awards were allocated in 2025. The number of awards was determined using the five-day trailing Volume-Weighted Average Share Price (VWAP) to 19 February 2025 ($31.77). Transition awards were determined based on relative TSR performance over the three-year period ended 31 December 2024 and PSP share awards, are scheduled to vest in 2028 subject to the Company's performance conditions during the 2025-2027 period.

Share awards granted 2025

Executive	Scheme	Basis of award (% of salary)	Face value at maximum performance ($)(1)	Face value of number of shares granted ($)	Number of shares granted(2)	End of performance period	Vesting period
Alberto Calderon	Transition Share Awards	31	N/A	535,865	16,867	N/A	After 3 Years
	PSP(2)	170	5,857,816	2,928,908	92,191	December 2027	After 3 Years
Gillian Doran	Transition Share Awards	25	N/A	185,727	5,846	N/A	After 3 Years
	PSP(2)	152	2,288,520	1,144,260	36,017	December 2027	After 3 Years

(1) *Transition share awards are based on backward-looking performance, ended 31 December 2024.*

(2) *Actual PSP shares are granted at target to track performance, with vesting ranging from 50% of target at threshold to a maximum of 200% of target, and shares are awarded based on actual performance for the period, with forfeiture if threshold is not met.*

Following the publication of last year's Annual Report, the Committee reviewed and finalised the PSP performance metrics for the 2025–2027 cycle, simplifying the approach and strengthening the alignment with the experience of shareholders through an increased weighting on relative TSR and a focus on cost and production performance. The simplified scorecard is as follows:

- Relative TSR versus gold mining peers – weighting 50%
- AISC guidance — weighting 20%
- Production guidance – weighting 20%
- ESG – weighting 10%

Where the following determines the measures:

Relative TSR: Performance will be measured against a defined peer group of companies (Agnico Eagle, B2Gold, Barrick, Endeavour, Evolution Mining, Gold Fields, Harmony, IAMGOLD, Kinross, Newmont, Northern Star, Sibanye-Stillwater and SSR Mining) over the three years to 31 December 2027. Threshold vesting of 50% of target will be for 35th percentile performance, target vesting of 100% of target will be for 50th percentile performance, and maximum vesting of 200% of target will be for 80th percentile performance.

AISC[APM] guidance: Performance will be assessed by reference to cumulative AISC[APM] delivery against guidance over the three years to 31 December 2027, measured on a $/oz basis. Target performance will be set at the midpoint of the Company's AISC[APM] guidance for the performance period. Cumulative actual AISC[APM] will be calculated as the sum of actual AISC[APM] expenditure divided by the sum of gold sales (in ounces) over the three-year period. Cumulative AISC[APM] guidance will be calculated as the sum of the midpoint of AISC[APM] guidance for each year divided by the sum of the midpoint of production guidance (in ounces) for each year. Outcomes will be determined by reference to the deviation of cumulative actual AISC[APM] from cumulative AISC[APM] guidance, with vesting calculated on a straight-line interpolated basis between defined performance intervals.

Production guidance: Target (midpoint of guidance) and actual performance will be measured on a three-year cumulative basis through 31 December 2027. Cumulative actual production will be calculated as the sum of gold production (in ounces) for each of the three years. Cumulative target production will be calculated as the sum of the midpoint of externally communicated production guidance for each of the three years. Outcomes will be determined by reference to the deviation of cumulative actual production from cumulative target production, with outcomes determined on a straight-line interpolated basis between defined performance intervals.

ESG: This measure will be based on the decarbonisation of the operational energy mix over the three years to 31 December 2027. Based on the cumulative annual GHG emissions intensity budgets over the period, aligning with AngloGold Ashanti's goal to achieve a 30% reduction in Scope 1 and 2 GHG emissions by 2030.

More detailed aspects of the scorecard are deemed to be commercially sensitive. Actual targets and performance against these measures will be disclosed in the 2027 Annual Report following the end of the performance period.

Section 2: Annual remuneration report *continued*

Review of past performance

The chart below illustrates AngloGold Ashanti's performance position against the NYSE Arca Gold Miners Index since 2018. This index has been chosen as it provides a comparison to the performance of other NYSE-listed gold miners over the period:


AngloGold Ashanti's TSR vs NYSE Arca Gold Miners Index
1500
1000
500
0
2018
2019
2020
2021
2022
2023
2024
2025
AngloGold Ashanti
NYSE Arca Gold Miners Index

(1) *The chart above illustrates TSR performance against the NYSE Arca Gold Miners Index for illustrative comparison purposes only. The Relative TSR metrics for Transition Share Awards and PSP awards use defined groups of global gold mining peers. The constituents of these peer groups are detailed in the relevant sections of this report.*

Chief Executive Officer pay history

The table below summarises CEO remuneration outcomes for 2023 through 2025. Over time, this will build to show CEO remuneration for AngloGold Ashanti over a 10-year period.

	2023	2024	2025
CEO total remuneration	7,167,594	4,612,175	5,277,443
Annual Cash Bonus Award (% of maximum)	—	73.33	83.33
Transition Award (% of maximum)	—	70.50	100.00
DSP award (% of maximum) (cash and shares)	60.10	—	—

The reduction in total remuneration in 2024 and 2025 relative to 2023 reflects the fact that fewer share awards were earned in respect of the 2024 or 2025 performance years. The first vesting of awards granted under the Performance Share Plan is scheduled to occur in 2027.

Chief Executive Officer pay ratio

As the Company has fewer than 250 employees in the UK, there is no requirement to disclose the CEO pay ratio. Nonetheless, the Committee regularly considers the relationship between executive and workforce remuneration and reviews practice in peer companies, while recognising differences in reporting requirements across jurisdictions.

Overview of Executive Management pay

The Committee also oversees the remuneration of the executive management team. While UK law does not require disclosure of remuneration for executives other than the Executive Directors, an overview of executive management remuneration outcomes for 2025 and the related incentive structures has been provided for continuity.

In 2025, in addition to the CEO and CFO, the executive management team comprised Lisa Ali, Chief People Officer; Stewart Bailey, Chief Sustainability and Corporate Affairs Officer; Terry Briggs, Chief Development Officer; Marcelo Godoy, Chief Technology Officer; Richard Jordinson, Chief Operating Officer (who retired effective 1 June 2025); Marcelo Pereira, Chief Operating Officer (from 1 June 2025); and Lizelle Marwick, Chief Legal Officer.

The executive management team received a base salary, pension benefits and other benefits. The 2025 aggregate salaries paid for this population was $3.6m, the aggregate pension contributions was $0.7m and aggregate benefits and medical insurance was $0.8m.

The executive management team participated in the Annual Cash Bonus using the same performance scorecard measures and outcomes as that for Executive Directors set out on *page 128*, with a 20% weighting for individual performance.

The cash bonus target opportunity was 70% of salary and a maximum opportunity of 150% of target. Based on performance achieved over 2025, the average cash bonus outcome for this group was 86.0%, resulting in an overall total payment of $3.1m.

For the transition plan, the target opportunity was 40% of salary and a maximum opportunity of 150% of target. The average outcome for the 2023–2025 transition incentive award for this group was 60%, resulting in an overall transition incentive award of $2.0m (with one-third paid in cash ($0.7m) and two-thirds delivered in shares ($1.3m) deferred over a three-year period).

Section 2: Annual remuneration report *continued*

Talent and capability

Ensuring a robust pipeline of diverse talent, scarce skills and critical capability are key priorities for the Board and executive team to ensure the success and sustainable growth of AngloGold Ashanti.

The Board considers the sustainability of the Group's workforce and leadership pipeline to be a key enabler of long-term performance and effective risk management. Oversight of remuneration and succession planning considers the availability of skills, depth of leadership capability and the talent pipeline across critical functions.

The Group continues to monitor pay outcomes and workforce composition to identify structural factors that may affect talent attraction, retention and progression. The Group's gender pay gap at middle management and above improved year-on-year, decreasing from 10.63% in 2024 to 4.71% in 2025. This improvement reflects progress in female representation in senior roles, along with the effects of new hires and a higher proportion of US-based employees where pay parity is more established. Pay outcomes continue to be influenced by the distribution of roles across the organisation, particularly the concentration of senior and technical positions within functions where the external labour market remains constrained.

Progress has been made in strengthening gender representation within the middle management and senior successor population. Female representation in senior management (Stratum IV and above) succession pool increased from 21% in 2022 to 26% in 2025, with middle management (Stratum III) successors at a comparable level of 27%. This demonstrates the progress being made in growing internal female talent which continues to be scarce in the wider mining industry. Representation varies by function, with stronger balance evident in some areas and technical and operational disciplines continuing to be the focus of ongoing actions. External market mapping has been used to supplement roles with skill and talent gaps such as General Manager and other critical roles.

The Executive Committee succession pipeline shows stability, with readiness timelines largely in the medium-to-long term. Female representation among Executive Committee successors has remained broadly consistent at around 25%, with the strongest coverage evident in the people and legal functions. The age profile of successors continues to reflect an industry-wide aging workforce. Our ongoing focus is aimed at younger cohorts for long-term capability building and early-career development to mitigate future succession risk. A wider focus on attracting young and diverse talent to the industry continues to be a main objective.

The Board will maintain its focus on strengthening succession depth, addressing skills availability in technical and operational disciplines and managing the risks associated with an aging workforce. These considerations remain integral to leadership planning and remuneration oversight, supporting the Group's long-term operational and strategic objectives.


CATERPILLAR
785C
20
785C
Sukari, Egypt

Section 2: Annual remuneration report *continued*

Non-executive Directors

Fees and allowances

The table below sets out the Non-executive Director (NED) fees which were applied in 2025, in line with the policy as approved by AngloGold Ashanti shareholders. No changes were made to NED fees received during 2025. A new NED compensation programme was agreed in 2025, following a review of the NED fee structure and consultation with shareholders to discuss the proposed changes. This new programme came into effect on 1 January 2026. Full details of the process undertaken to determine the new programme by the Nominations and Governance Committee, which has oversight of NED compensation, are set out on *page 110*. The details of what has been implemented are set out on *page 144*.

	Fee ($)
Board meetings	
• The remuneration payable in terms of Board fees is for five Board meetings annually	
• Each Non-executive Director is entitled to an allowance for each Board meeting attended, in addition to the five Board meetings scheduled per annum	
Chairperson	**295,800**
Lead Independent Director	**163,200**
Non-executive Directors	**122,400**
Allowance per meeting for attendance at special Board meetings by the Chair	**13,000**
Allowance per meeting for attendance at special Board meetings by each Non-executive Director	**3,500**
Committee meetings	
• Remuneration payable for four meetings per annum	
• Each Non-executive Director will be entitled to an allowance for each Board Committee meeting attended by such Director in respect of those committees which meet on an ad hoc basis, including any special purpose committee established by the Board or required by statutes or regulation as follows:	
Chair of the Audit and Risk Committee	**35,000**
Members of the Audit and Risk Committee	**20,000**
Chair of the Remuneration and Human Resources Committee	**35,000**
Members of the Remuneration and Human Resources Committee	**20,000**
Chair of the Social, Ethics and Sustainability Committee	**32,500**
Members of the Social, Ethics and Sustainability Committee	**20,000**
Chair of the Nominations and Governance Committee	**32,500**
Members of the Nominations and Governance Committee	**20,000**
Additional fee per meeting for ad hoc committee meetings	**3,500**
Board travel allowance per overnight away (in addition to the travel allowance payable, the Company will cover reasonable accommodation and sundry costs)	**1,250**

Section 2: Annual remuneration report *continued*

The table below details the fees and allowances paid to NEDs during the year. The changes listed from 2024 to 2025 in the table below reflect differences in fees paid to each director taking into account partial year service, ad hoc meetings and travel allowances.

Non-executive Directors: Fees and allowances ($) (audited)

US dollars	Director's fees (1)	Committee fees (2)	Travel allowance	Total	Director's fees (1)	Committee fees (2)	Travel allowance	Total
	2025				2024			
Jochen Tilk (Chair)	295,800	32,500	20,000	348,300	225,000	58,800	25,000	308,800
Kojo Busia	122,400	40,000	23,800	186,200	122,400	57,500	27,500	207,400
Bruce Cleaver	122,400	52,500	11,300	186,200	54,300	17,800	—	72,100
Alan Ferguson(3)	146,700	69,600	11,300	227,600	122,400	85,500	5,000	212,900
Albert Garner	122,400	78,500	17,500	218,400	122,400	64,400	22,500	209,300
Rhidwaan Gasant(4)	66,400	36,000	10,000	112,400	163,200	87,000	28,800	279,000
Jinhee Magie	122,400	40,000	23,800	186,200	122,400	25,000	27,500	174,900
Nicky Newton-King	122,400	43,500	17,500	183,400	54,300	17,800	11,300	83,400
Marcus Randolph(5)	22,000	7,200	6,300	35,500	—	—	—	—
Diana Sands(6)	122,400	72,400	22,500	217,300	122,400	43,500	21,300	187,200
Total	**1,265,300**	**472,200**	**164,000**	**1,901,500**	**1,108,800**	**457,300**	**168,900**	**1,735,000**

(1) *Includes the annual base fee paid to the NEDs as well as the fees paid for special Board meetings.*

(2) *Includes the fee paid to the individual for their committee membership and committee chair role, where applicable, as well as fees paid for special committee meetings. In 2025 this included an additional Compensation and Human Resources Committee meeting in February 2025.*

(3) *Alan Ferguson stepped down as Chair of the Audit and Risk Committee on 27 May 2025 and became Lead Independent Director on the same date.*

(4) *Rhidwaan Gasant retired from the Board on 27 May 2025.*

(5) *Marcus Randolph was appointed to the Board on 27 October 2025 and became a member of the Compensation and Human Resources Committee and Social, Ethics and Sustainability Committee on the same date.*

(6) *Diana Sands became Chair of the Audit and Risk Committee on 27 May 2025.*

Shareholdings and minimum shareholding requirement

The NEDs have a minimum shareholding requirement (MSR) which, under the policy approved in 2024, required them to hold shares in AngloGold Ashanti equivalent to 150% of their annual base fee. NEDs were expected to meet this requirement within the later of four years from appointment to the AngloGold Ashanti Board and the adoption of the policy, or any increase in fee level, with progress towards half of the guideline expected after two years. If a decline in the share price would cause a NED to fall below MSR, based on the prevailing market price, the NED was not required to purchase further shares, although the NED must refrain from disposing of any shares until compliance has been achieved.

The table overleaf illustrates the level of compliance with the MSR. It sets out the interests of the NEDs and their connected persons in the share capital of the Company as at 31 December 2025, or their date of cessation if earlier, and as at 31 December 2024.

The Nominations and Governance Committee has responsibility for reviewing the policy. The shareholding requirement for the NEDs was reviewed during 2025, as set out on *pages 111* and *144*.



AGA Mineração, Brazil

Section 2: Annual remuneration report *continued*

Non-executive Directors: Shareholdings (audited)

	Number of shares held (ordinary shares)		Minimum Shareholding Requirement (MSR)	
	31 December 2025	31 December 2024	Four-year target achievement date	Percentage of MSR target achieved as at 31 December 2025 [(3)]
Jochen Tilk (Chair)	**2,800**	2,800	May 2028	54
Kojo Busia	**4,000**	4,000	February 2028	186
Bruce Cleaver	**—**	—	July 2028	—
Alan Ferguson	**5,000**	5,000	May 2029	174
Albert Garner	**30,000**	30,000	February 2028	1393
Rhidwaan Gasant [(1)]	**—**	—	—	—
Jinhee Magie	**5,000**	5,000	February 2028	232
Nicky Newton-King	**—**	—	July 2028	—
Marcus Randolph [(2)]	**—**	—	October 2029	—
Diana Sands	**3,000**	3,000	February 2028	139

(1) *Rhidwaan Gasant retired from the Board on 27 May 2025, this table reflects his interest as at 27 May 2025.*

(2) *Marcus Randolph was appointed to the Board on 27 October 2025.*

(3) *For the purpose of the 2025 MSR, shares are valued on the basis of the greater of (a) the original purchase price, (b) the share price on 20 February 2024, the date on which the MSR policy was adopted, and (c) the prevailing market price on 31 December each year.*

The NEDs have not participated in the Company's share incentive scheme and therefore have no unvested share awards as at 31 December 2025.

Statement of shareholders' voting at Annual General Meeting

The Directors' Remuneration Policy (2024–2026) and the 2023 and 2024 Remuneration Reports were tabled at the 28 May 2024 and 27 May 2025 Annual General Meetings, respectively. The table below details the results of these resolutions.

	Votes for (%)	Votes against (%)	Votes withheld/ abstentions (number of votes)[(1)]
Directors' Remuneration Policy			
28 May 2024	94.75	5.25	1,076,534
Directors' Remuneration Report			
27 May 2025	91.39	8.61	106,125
28 May 2024	85.19	14.81	898,479

(1) *A vote withheld is not classed as a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.*

The approved Directors' Remuneration Policy continues to apply without amendment. For 2026, we are making minor operational updates to the Annual Cash Bonus and Performance Share Plan, as well as NED compensation structures, that fall within the existing Policy limits. In shaping these changes, we have carefully considered shareholder feedback. Details of the modifications can be found in the Chair's statement (*page 123*) and in the Remuneration in 2026 section on *page 143*. The Policy can be viewed in the Company's *Annual Report 2023* (pages 130–138) or on our website *www.anglogoldashanti.com*.

Section 2: Annual remuneration report *continued*

Advisers to the Compensation and Human Resources Committee

The Committee, comprising solely of independent Non-executive Directors, engages independent advisers on remuneration matters. Following a competitive tender process, Deloitte LLP was appointed as the Committee's independent remuneration adviser with effect from May 2022.

Deloitte is a member of the Remuneration Consulting Group and operates in accordance with its Code of Conduct for executive remuneration consulting. During the year, the Committee reviewed the advice provided by Deloitte and confirmed that it remained objective and independent, including that the Deloitte partner advising the Committee has no relationships with the Company that could compromise independence.

In 2025, Deloitte advised the Committee on a range of remuneration matters, including market developments, share incentive arrangements, annual reporting, and legislative and governance requirements, and attended all Committee meetings. Total fees for these services were $239,219, charged on a time and materials basis. Deloitte also provided the Group with reward consulting, technical accounting advisory, and other employee and tax-related services during the year.

Remuneration in 2026

Executive director remuneration

For the coming year we will continue to implement the Directors' Remuneration Policy that received strong support at the 2024 AGM. As noted above, while AngloGold Ashanti is a UK-incorporated company our primary listing is on the NYSE in the US. Recognising the relocation of our headquarters and key executives to the US, and the fact that we are competing in a talent market heavily influenced by North American pay practices, the Policy approved in 2024 does not seek to include governance provisions specifically applicable to FTSE-listed business. In line with standard US practice, the Policy provides flexibility to vary both award levels and the structure of incentives. However, as set out in the Chair's statement, we remain committed to engaging with our shareholders prior to making any material changes.


Sukari, Egypt

Section 2: Annual remuneration report *continued*

The table below outlines how the Directors' Remuneration Policy will be implemented for 2026:

Base salary	For 2026, Alberto's base salary will increase 3% to $1,774,589 in consideration of the market and his renewed contract. Gillian's base salary will increase 7% to $805,509 to ensure continued competitiveness and retention in a highly active talent market.
Benefits and pension	No change for 2026. The Executive Directors will continue to receive benefits and pension contributions in line with their current terms. No further relocation payments will be made.
Annual cash bonus	Target award opportunities for 2026 will be: Alberto: 100% of salary Gillian: 90% of salary The maximum payout range for the Annual Cash Bonus will increase from 150% to 200% for 2026 to provide a greater reward for outstanding performance and to better align with mining industry norms and broader market practice in incentive design for US-listed companies. Awards for Executive Directors will be based 80% on Company performance and 20% on individual strategic objectives. The Company scorecard will be based on the following measures: • Production – weighting 25% • Costs (AISC^{APM} and total cash costs^{APM}) – weighting 30% • Free cash flow^{APM} (pre-growth capital) – weighting 10% • Maintain long-term optionality (Mineral Resource and Mineral Reserve) – weighting 15% • People and ESG – weighting 20%
Long-term Incentive Plan	As set out in the Committee Chair's Statement, from 2026 LTI awards will be made partly in time-based RSUs to complement existing PSUs granted under the plan. This change brings our long-term incentive structure into closer alignment with US market and mining-sector practice, which is increasingly relevant for our senior talent. It also helps to support the effective operation of incentives amidst broader macro-economic volatility, and helps to foster a longer-term stewardship and ownership mindset across the capital expenditure cycle. The overall target award opportunity for 2026 will be unchanged as per below: Alberto: 200% of salary Gillian: 180% of salary 40% of the target opportunity will be delivered in RSUs which vest annually in equal tranches over three years. 60% of the target opportunity will be delivered in PSUs which will vest between 0% and 200% of target based on performance to the end of December 2028, using the following metrics: • Relative TSR versus gold mining peers — weighting 50% • AISC^{APM} guidance — weighting 20% • Production guidance — weighting 20% • ESG — weighting 10% Targets for each metric will be set on the same basis as for the 2025 awards (see *page 136* for details). The Relative TSR peer group has been reviewed for 2026 awards and will include Agnico Eagle, Alamos Gold, B2Gold, Barrick, Endeavour, Evolution Mining, Gold Fields, Harmony, IAMGOLD, Kinross, Newmont, Northern Star, Pan American Silver, Sibanye-Stillwater and SSR Mining. Given the substantial increase in the gold price during 2025, and the corresponding re-rating of the Company's share price, the Committee considers it appropriate for long-term awards to reference a price that reflects sustained market performance rather than short-term movements. Accordingly, the grant price will move from a five-day VWAP to a six-month VWAP for the six whole months prior to the month of grant. This ensures that awards are not distorted by short-term gold price volatility, prevents windfall share grants from temporary share price troughs, and improves transparency for participants. It also strengthens alignment with long-term shareholder value and supports the Company's ability to attract and retain critical talent in a competitive global market.

Executive Director service contracts

A new service agreement for Alberto is adopted to a rolling contract, effective 1 January 2026, which is terminable on twelve months' notice by either party.

The Executive Directors service contracts are available for inspection at our UK registered office during normal business hours.

Section 2: Annual remuneration report *continued*

Non-executive Director remuneration

2026 NED Fees

As set out in the 2024 Annual Report, a review of the NED compensation programme commenced in 2024. This review continued into 2025 and took into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies as the Company transitions to US domestic issuer status. Full details of the review process are set out in the *Nominations and Governance Committee report* on page 110.

The review determined that a simplified fee structure should be implemented with effect from 1 January 2026 as set out in the table below.

	From 1 January 2026
Base annual retainers	
Board Chair	$225,000 cash $225,000 equity
Non-executive Director	$125,000 cash $150,000 equity
Additional Board Committee/ role cash retainers	
Lead Independent Director	$40,000
Chair of Audit and Risk Committee Chair of Compensation and Human Resources Committee	$30,000
Chair of Social, Ethics and Sustainability Committee Chair of Nominations and Governance Committee	$25,000
Members of Audit and Risk Committee Members of Compensation and Human Resources Committee Members of Social, Ethics and Sustainability Committee Members of Nominations and Governance Committee	$15,000

As part of the simplification exercise, it was agreed that the additional fees for ad hoc Board and Committee meetings, and travel allowance would be eliminated. Fees for special Board meetings will be considered by the Board on a case-by-case basis. Directors will continue to be reimbursed for expenses properly incurred in the ordinary course of business.

The review also concluded that NED remuneration would be delivered in both cash and equity as is common practice for US-listed companies. The equity component of the NED fee will be delivered as RSUs with a one-year vesting period. This is considered at-risk remuneration but is not subject to any performance conditions. An annual grant will be made around the time of the AGM and the awards will accrue dividend equivalent units, which will be settled through additional RSUs, to the value of any dividends that have a record date during the RSUs' unvested period.

The RSUs will be operated under the Company's existing Omnibus Share Plan. The awards are intended to be settled through the issue of new shares and due regard has been given to the dilutive effect of these awards. However, given the low overall quantum of these awards this was not considered detrimental to existing shareholders.

NED Stock Ownership Guidelines

To support the new share awards to the NEDs, the Board gave consideration to, and approved, new Stock Ownership Guidelines (SOG). The SOG came into effect from 1 January 2026 and sets out requirements for NEDs to acquire and hold ownership levels equivalent to 2.5 times their regular annual cash base retainer. A peer review was conducted as to the most appropriate level at which to set the ownership level, with the Board's multi-jurisdictional composition and the impact of tax requirements also being taken into consideration. Ownership levels will be determined based on ordinary shares held and unvested RSUs. Details of NED stock ownership levels against these criteria will be reported in the 2026 Annual Report.

Tax equalisation

As part of the review, a tax equalisation policy was approved by the Board with effect from 1 January 2026 to ensure that NEDs do not incur a higher social security burden solely because they serve on the Board of a UK-incorporated company. This reflects equality of treatment for our NEDs who are primarily based outside the UK and ensures that the compensation programme remains attractive to international talent.

The changes proposed continue to align with the Directors' Remuneration Policy approved by shareholders at the 2024 AGM and the tax equalisation treatment will be applied retrospectively to members of the Board since the time of the Company's restructuring in September 2023. Any tax equalisation benefit will be reported from next year.

Section 2: Annual remuneration report *continued*

Change in Directors' pay for the year in comparison to that of AngloGold Ashanti employees (%)

	2024 to 2025			2023 to 2024		
	Base salary/ fee	Benefits	Annual Cash Bonus	Base salary/ fee	Benefits	Annual Cash Bonus
Executive Directors						
Alberto Calderon	2.00	10.44	15.91	2.00	(80.43)	5.78
Gillian Doran	20.00	(35.02)	48.57	15.00	(43.14)	19.75
Non-executive Directors						
Jochen Tilk (Chair)	12.79	—	—	20.91	—	—
Kojo Busia	(10.22)	—	—	(18.07)	—	—
Bruce Cleaver	158.25	—	—	100.00	—	—
Alan Ferguson[(1)]	6.90	—	—	(11.81)	—	—
Albert Garner	4.35	—	—	(2.49)	—	—
Rhidwaan Gasant[(2)]	(59.71)	—	—	2.40	—	—
Jinhee Magie	6.46	—	—	63.53	—	—
Nicky Newton-King	119.90	—	—	100.00	—	—
Marcus Randolph[(3)]	N/A	—	—	—	—	—
Diana Sands[(4)]	16.08	—	—	80.96	—	—
Average of AngloGold Ashanti employees	29.82	13.04	17.98	4.34	2.17	0.59

(1) *Alan Ferguson stepped down as Chair of the Audit and Risk Committee on 27 May 2025 and became Lead Independent Director on the same date.*

(2) *Rhidwaan Gasant retired from the Board on 27 May 2025.*

(3) *Marcus Randolph was appointed to the Board on 27 October 2025 and became a member of the Compensation and Human Resources Committee and Social, Ethics and Sustainability Committee on the same date.*

(4) *Diana Sands became Chair of the Audit and Risk Committee on 27 May 2025.*

There was no change in Non-executive Director fee levels for 2025. The changes listed from 2024 to 2025 in the above table reflect differences in fees paid to each director taking into account changes in their roles, partial year service, ad hoc meetings and travel allowances.

Relative importance of spend on:

US dollar millions	2025	2024	% change
Total staff costs	1,028	796	29.15 %
Dividends paid	1,283	172	645.93 %

Payments for loss of office and payments to past directors (audited)

No payments were made to past directors in the period.

This Directors' Remuneration Report is approved by order of the Board.



Albert Garner | Chair

Compensation and Human Resources Committee

16 March 2026

Directors' report

The Directors present their report and the audited financial statements for the year ended 31 December 2025.

AngloGold Ashanti's directors

AngloGold Ashanti plc currently has 11 directors comprising nine Independent Non-executive Directors and two Executive Directors. Details of the directors of the Company, including biographies and who held office as at 31 December 2025 and up to the date of signing of the financial statements, can be located in the *Board biographies* on pages 96–99. Rhidwaan Gasant retired from the Board at the conclusion of the 2025 AGM on 27 May 2025.

Full details of all the directors standing for election or re-election at our 2026 AGM are set out in the Notice of meeting.

Corporate governance arrangements

AngloGold Ashanti plc is a public limited company incorporated under the laws of England and Wales, however its ordinary shares are not listed on any securities exchange in the United Kingdom and the Company is not subject to the UK Listing Rules or the UK Corporate Governance Code. The Company has a primary listing on the NYSE and secondary listings in South Africa (JSE and A2X) and Ghana (GSE). For the purposes of the NYSE, the Company is a foreign private issuer, as defined by the SEC, and is not subject to the corporate governance rules which would apply to a US domestic issuer listed on the NYSE. Following the corporate restructure in 2023, the Company is obliged to follow the Johannesburg Stock Exchange rules as a secondary listed company.

In light of the above, the Company has not applied any single external corporate governance code and instead has applied the corporate governance arrangements set out in the Corporate governance report. The Board reviews the corporate governance arrangements on an ongoing basis to ensure they remain appropriate.

Directors' interests

The beneficial interests in the ordinary shares of the Company by the directors of AngloGold Ashanti plc at 31 December 2025 can be located in *Section 2: Annual Remuneration Report* on pages 125–145.

Dealings in shares and blackout periods

In accordance with statutory and regulatory requirements, Directors, Chief Officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific blackout periods. All directors, Chief Officers, the Group Controller and the Company Secretary, and their associates, require prior approval to deal in the Company's securities. The Company Secretary retains a record of all share dealings and approvals given. The Insider Trading Group Standard, which sets out dealing restrictions, was most recently reviewed and approved by the Board in February 2026.

Directors' indemnities

Each director is covered by appropriate directors' and officers' liability insurance, and there are also Deeds of Indemnity in place between the Company and each director. These Deeds of Indemnity provide for the Company to indemnify the directors, to the extent permitted by law, in respect of any proceedings brought by third parties against them personally in their capacity as directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred or are to be incurred.

Conflicts of interest

In accordance with the UK Companies Act 2006 and the Company's Articles of Association, the Board may authorise conflicts of interest. Directors are required to declare their interests quarterly and to disclose any conflicts of interest. If a conflict arises, the Board will assess the extent to which the conflict may impact the performance of a director's duties on the Board. Any new interest or potential conflict is declared at each meeting.

Board members may hold external directorships and other outside business interests. The Board is mindful of the benefits that this can bring. The Board Corporate Governance Guidelines contain notification and input requirements before a director can accept an invitation to serve on another public company board or its audit or compensation committees and must comply with certain requirements relating to the number of board and audit committee roles a director may hold. Details of the directors' external appointments can be found in their *biographies* on pages 96–99.

Company details and branches outside the UK

The Company is a public limited company incorporated in England and Wales with registered number 14654651. The Company's registered office address is Third Floor, Hobhouse Court, Suffolk Street, SW1Y 4HH, United Kingdom. The Global Headquarters are at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA.

AngloGold Ashanti's operations are divided into the Africa, Australia and Americas regions. These regions correspond with AngloGold Ashanti's business segments.

AngloGold Ashanti plc has investments in principal subsidiaries and joint venture interests. Refer to *Note 18* of the Group Financial Statements for further details.

The Company, through various subsidiaries, has branches in several different jurisdictions in which the business operates.

Political donations

The Company has not made any political donations, or incurred any political expenditure, in the period under review. In addition, the Company has not made any contributions to a non-UK political party during the period under review. A resolution will be presented to shareholders at the AGM scheduled for 5 May 2026, seeking authority for the Company and any of its subsidiaries to make political donations. Further information can be found in Resolution 17 of the Notice of 2026 AGM.

Dividends

On 20 February 2026, the Company announced that an interim dividend in respect of the three months ended 31 December 2025 of 173 US cents per ordinary share would be paid on or around 27 March 2026 to shareholders on the register on 13 March 2026, with an ex-dividend date of 13 March 2026 for the NYSE and 11 March 2026 for each of the JSE and the GSE.

Directors' report *continued*

Major shareholders

According to information available to the Directors, the following are the only shareholders as at 31 December 2025 whose holdings, directly or indirectly, are 5% or more of the ordinary issued share capital of the Company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital [(1)]	Ordinary shares held			
	31 December 2025		31 December 2024	
	Number	%	Number	%
Public Investment Corporation of South Africa	**79,121,396**	**15.67**	56,445,405	11.21
BlackRock Inc.[(2)]	**35,765,465**	**7.08**	38,747,508	7.70

(1) *It should be noted that these holdings are likely to have changed since the Company was notified. However, notification of any change is not required until the next notifiable threshold is crossed.*

(2) *A shareholding notification received on 20 January 2026, stated a holding of 10.10% (51,013,955 shares).*

Share buybacks

The Company has not purchased or acquired any of its own shares, including under any of the exceptions set out in section 659 of the UK Companies Act 2006 or in the circumstances contemplated by section 662(1)(c) or section 662(1)(d) of the UK Companies Act 2006, during the year under review.

Financial risk management objectives, policies and hedging arrangements

Under the financial and risk management policy, hedges may be put in place using approved instruments over the Group's planned gold production and resultant gold sales and currency exposures. Hedges may also be put in place to cover critical elements of the Group's input costs, such as oil. The financial and risk management policy sets trading limits for the various levels of treasury management from dealer, through to the treasurer and Executive management team. This is in accordance with the Group's Delegation of Authority.

The financial risk management objectives of the Group are as follows:

- Safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk
- Effective and efficient usage of existing cash and credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures
- Ensuring that financial market transactions are undertaken with creditworthy counterparts
- Ensuring that all contracts and agreements related to financial risk management activities are coordinated and consistent throughout the Group, in accordance with the Group's Delegation of Authority, and comply where necessary with all relevant regulatory and statutory requirements

Note 34 to the Group financial statements, containing more information on AngloGold Ashanti's financial risk management objectives, policies and hedging arrangements, is incorporated into this report by reference.

Additional disclosures

Matters reported in the Strategic Report:

The Strategic Report sets out other items required to be disclosed in this Directors' report which are considered to be of strategic importance:

- Details of the Company's activities in the development field, and the likely future developments in the business of the Company are set out under the *Regional Review – Africa, Regional Review – Americas* and *Regional Review – Australia* sections on pages 51–62 as well as in *Exploration and planning for the future* on pages 63–65
- Employee diversity, equity, inclusion, equal employment, communication and employee involvement in the Company performance. These are set out in the *Reporting on our sustainability performance* on pages 88–94, *Strategy* on pages 10–11, *Engaging with and creating value for stakeholders* on pages 66–74 and the *Compensation and Human Resource Committee report* on pages 121–145.
- Details of how the Company fosters its relationships with its suppliers, customers and others can be found in the *Engaging with and creating value for stakeholders* section on pages 66–74
- Greenhouse gas reporting and energy consumption is set out in *Climate-related disclosure* on pages 75–87

Subsequent events

Note 37 to the Group financial statements, containing details of subsequent events, is incorporated into this report by reference.

Independent auditors

PricewaterhouseCoopers LLP, the Company's Statutory Auditor (Auditor), has indicated its willingness to continue in office and, on the recommendation of the Audit and Risk Committee and in accordance with section 489 of the UK Companies Act 2006, a resolution to re-appoint the Auditor will be proposed at the 2026 AGM.

Statement of directors' responsibilities in respect of the financial statements

The directors are responsible for preparing the Annual Report for 2025 in accordance with applicable law and regulation.

Directors' report *continued*

UK company law requires the directors to prepare financial statements for each financial year. Under that law, the directors have prepared the Group financial statements in accordance with UK-adopted international accounting standards and the Company financial statements in accordance with UK Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law).

Under UK company law, directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards have been followed for the Group financial statements and UK accounting standards, comprising FRS 102 have been followed for the Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the UK Companies Act 2006.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

In the case of each Director in office at the date the Directors' report is approved:

- So far as the Director is aware, there is no relevant audit information of which the Group's and Company's auditors are unaware; and
- They have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Group's and Company's auditors are aware of that information.

This Directors' report is approved by order of the Board and signed on its behalf by Catherine Stead, the Company Secretary.

Catherine Stead

Catherine Stead | Company Secretary
16 March 2026

Annual Financial Statements

Independent auditors' report to the members of AngloGold Ashanti plc

Report on the audit of the financial statements

Opinion

In our opinion:

- AngloGold Ashanti plc's group financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 31 December 2025 and of the group's profit and the group's cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the 2025 Annual Report (the "Annual Report"), which comprise:

- the group and company statements of financial position as at 31 December 2025;
- the group income statement for the year then ended;
- the group statement of comprehensive income for the year then ended;
- the group statement of cash flows for the year then ended;
- the group and company statements of changes in equity for the year then ended; and
- the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach

Overview

Audit scope

- Our group audit included full scope audits at eight components, which included the group's material equity accounted joint venture, and the audit of specific account balances at a further six components.
- Taken together, the components at which audit work was performed accounted for 100% of group revenue, 98% of group absolute profit before taxation and 97% of group total assets.

Key audit matters

- Measurement of environmental rehabilitation provisions in Brazil - AngloGold Ashanti Mineração (group)
- Assessment of indicators of impairment in investment in subsidiaries (company)

Materiality

- Overall group materiality: $150.0 million (2024: $57.9 million) based on approximately 5% of the two-year average of group profit before tax (2024: based on 1% of the group's revenue).
- Overall company materiality: $100.0 million (2024: $100.9 million) based on 1% of the company's total assets.
- Performance materiality: $112.5 million (2024: $34.7 million) (group) and $75.0 million (2024: $75.6 million) (company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Acquisition of Centamin (group), which was a key audit matter last year, is no longer included because the significant judgements and estimates made by the directors in the determination of the provisional fair values related to the acquisition were audited as part of the prior year audit and there have not been any material changes to those judgements and estimates during the remeasurement period, which ended in November 2025. Otherwise, the key audit matters below are consistent with last year.

Independent auditors’ report to the members of AngloGold Ashanti plc *continued*

Key audit matter	How our audit addressed the key audit matter
Measurement of environmental rehabilitation provisions in Brazil –AngloGold Ashanti Mineração (group)	
As at 31 December 2025, the group has made provision for environmental rehabilitation that comprises a provision for decommissioning of $206 million (2024: $203 million) and a provision for restoration of $523 million (2024: $497 million), which include significant amounts in respect of the group's operations in Brazil. IAS 37 ‘Provisions, contingent liabilities and contingent assets’ requires provisions to be recorded at the present value of the expected cash flows to settle obligations arising from past events. We focussed on this area due to the magnitude of the balances and because management’s determination of the present value of expected cash flows involves estimation, particularly about the quantum of future costs, taking into account the unique nature of each mining operation, with Brazil being particularly complex due to the regulatory environment. These calculations also require management to determine an appropriate discount rate. Management reviews the environmental rehabilitation provision, including the potential impact of climate change, at each reporting period, using experts to provide support where appropriate. Management determined the provision for restoration and the provision for decommissioning taking into account the effects of any changes in local regulation, mining disturbances, rehabilitation activities that have taken place during the year, and management’s anticipated approach to decommissioning and restoration. Refer to *note 26* to the group financial statements.	For the group's significant environmental restoration and decommissioning provisions in Brazil – AngloGold Ashanti Mineração – we assessed management's process for the review of environmental restoration and decommissioning provisions and performed detailed testing in respect of the cost estimates. We engaged our own internal experts to assess the work performed by management’s experts. This included visits by our internal experts to the operations in Brazil. Our procedures included: • validating the existence of legal and/or constructive obligations with respect to the provisions and considering whether the intended method of decommissioning and restoration was appropriate; • evaluating the competence and objectivity of management’s experts who produced closure cost estimates; • reviewing the cost estimates prepared by management with their experts' assistance, and holding meetings with the experts, where relevant, to understand their methodology and inputs; • considering whether there were any instances of non-compliance or claims which were not provided for, or other potential costs requiring recognition or disclosure that could be material; and • in assessing the appropriateness of closure cost estimates, we focussed on validating that costs underpinning the accounting provision represent management’s and the experts’ best estimate of expenditure, based on the current extent of mine disturbance as well as any risk adjustments included in the estimate. In addition, we assessed the timing and currency of the cash flows and discount rates applied to calculate the present value of estimated costs by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows. We also confirmed that management’s inflation assumptions were reasonable. We validated the integrity of formulae and mathematical accuracy of management’s calculations. We reviewed the disclosures in *note 26* to the group financial statements to ensure compliance with IAS 37. Based on the procedures performed, we noted no material issues arising from our work.

Independent auditors' report to the members of AngloGold Ashanti plc *continued*

Key audit matter	How our audit addressed the key audit matter
Assessment of indicators of impairment in investment in subsidiaries (company)	
As at 31 December 2025, the company's investment in subsidiaries amounted to $10,046 million (2024: $10,023 million). Judgement is required to assess whether indicators of impairment exist and, where indicators are identified, to determine whether the recoverable amount is not lower than the investment carrying value. We focussed on this area due to the magnitude of the balance in the context of the company financial statements. In assessing for impairment indicators, management considered whether the underlying net assets of the investment support the carrying amount, the nature of the underlying assets, the market capitalisation of the group and whether other facts and circumstances could also be an indicator of impairment. Based on management's assessment, no impairment indicators were identified. Refer to *note 6* to the company financial statements.	In respect of the company's investment in subsidiaries, we evaluated and challenged management's assessment and judgements in relation to the identification of impairment indicators. We independently performed an assessment of other potential internal and external impairment indicators, including considering the market capitalisation of the group with reference to the carrying value in the company of the investment in subsidiaries. We also reviewed the disclosures in note 6 to the company financial statements to ensure compliance with FRS 102. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the industry in which they operate.

The group is organised into four reportable segments - three based on geographical region (Africa, Australia and Americas) plus Projects. The Africa, Australia, Americas and Projects segments are further divided into specific mining operations or exploration projects. The Africa segment includes a material equity accounted joint venture which is not operated by the group. The group's activities are primarily focussed on the exploration for, and/or production of, gold. We identified each mining operation and project as a component, with each component typically representing a discrete operation, except in the case of Australia and Centamin which were defined as one component each. The group's accounting processes are structured around a local finance function at each component or geographical location, supported by the group's central functions which are primarily located in Johannesburg, South Africa, and Denver, United States.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at each component by us as the group engagement team and by our component audit teams from other PwC network firms operating under our instruction. In determining our audit scope, we considered our overall assessment of risk and materiality, as well as components with specific inherent risks and the overall coverage obtained over each material line item in the group financial statements.

We determined that eight components required an audit of their complete financial information, four of which were assessed as being significant components due to size and/or risk. In addition, six non-significant components required an audit of specific account balances, one of which was the company.

Where work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the group financial statements as a whole. Our oversight procedures included the issuance of formal written instructions to the component auditors setting out the work to be performed at each component, regular communication throughout the audit cycle including calls through video conferencing, participation in key meetings and review of component auditor work papers. In addition, members of the group audit team visited component audit teams and local operations in South Africa, Brazil, Egypt and the Democratic Republic of Congo during the audit. A senior member of the group audit team was also a member of the Centamin component audit team which facilitated close supervision of the work of the component audit team, including in person in Egypt.

Taken together, the components where we performed our audit work accounted for 100% of the group's revenue, 98% of the group's absolute profit before taxation and 97% of the group's total assets. This, together with the additional procedures performed centrally by the group audit team, including testing the consolidation process, and review of the annual report and financial statements, gave us the evidence we needed for our opinion on the financial statements as a whole.

As the company is a holding company which exists to hold an investment in subsidiaries that comprises the remainder of the group, we focussed our audit work at the company level on the investment in subsidiaries.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the process that management adopted to assess the extent of the potential impact of climate risk on the group's and company's financial statements. In addition to enquiries with management, we also read the disclosures included in the '*Climate-related disclosure*' section of the Strategic report and *note 1.2* 'Climate change considerations' in the group financial statements.

We challenged the completeness of management's climate risk assessment by considering the consistency of

Independent auditors' report to the members of AngloGold Ashanti plc *continued*

management's climate impact assessment with minutes of the Board and the Social, Ethics and Sustainability Committee, including whether management have taken account of all relevant aspects of climate change such as physical and transition risks.

Management's Climate Change Strategy is focussed on achieving net zero Scope 1 and Scope 2 GHG emissions by 2050. In terms of the roadmap to achieving this, management has committed to a 30% reduction in annual absolute Scope 1 and Scope 2 GHG emissions by 2030 compared to a 2021 baseline. They have also committed to working with key suppliers to address, where feasible, Scope 3 GHG emissions in support of their International Council on Mining and Metals (ICMM) commitments.

Management considers that the impact of climate risk does give rise to a potential material financial statement impact in the future, however climate risk did not significantly affect key accounting judgements and estimates in the current year. The key areas of the financial statements where management evaluated that climate risk has a potential impact are related to estimates utilised in determining future cash flows used in life-of-mine models feeding the impairment process, estimates used in determining environmental rehabilitation provisions, and determination of targets for the group's Performance Share Plan.

Using our knowledge of the business we concluded that management's risk assessment was reasonable and consequently we focussed our audit work on the impact of climate change on impairment of goodwill and provisions for environmental rehabilitation.

We also considered the consistency of the disclosures in relation to climate change in the 'Climate-related disclosure' section of the Strategic report with the financial statements and our knowledge obtained from our audit.

Our procedures did not identify any material impact in the context of our audit of the financial statements as a whole, or our key audit matters for the year ended 31 December 2025.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – group	Financial statements – company
Overall materiality	$150.0 million (2024: $57.9 million).	$100.0 million (2024: $100.9 million).
How we determined it	Approximately 5% of the two-year average of group profit before tax (2024: based on 1% of the group's revenue)	1% of the company's total assets
Rationale for benchmark applied	We believe that average profit before tax of the past 2 years is appropriate as an earnings metric is the primary measure used by shareholders in assessing the performance of the group post the restructuring that occurred in 2023. The adoption of a profit-based benchmark for materiality is a change from the prior year materiality benchmark (which was based on revenue), driven by the fact that the group has returned to profitability in 2024 and 2025 following the restructuring. The adoption of a multi-year average benchmark for materiality responds to longer term trends in commodity markets and reduces volatility in the measure year-on-year.	We consider total assets to be the most appropriate benchmark to determine materiality for the company as it is the ultimate holding company of the group which predominantly holds a material investment in subsidiaries.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $10 million and $73 million. Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2024: 60%) of overall materiality, amounting to $112.5 million (2024: $34.7 million) for the group financial statements and $75.0 million (2024: $75.6 million) for the company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $7.5 million (group audit) (2024: $2.9 million) and $5 million (company audit) (2024: $5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining and examining management's base case forecast and downside scenarios and checking that the forecasts have been subject to Board review and approval;

Independent auditors’ report to the members of AngloGold Ashanti plc *continued*

- Considering the historical reliability of management forecasting by comparing budgeted results with actual performance;
- Checking key inputs into the base case forecast to ensure that these were consistent with work performed over other relevant accounting estimates in the financial statements;
- Confirming that the downside scenarios applied by management represent severe but plausible downside scenarios in the context of our understanding of the business;
- Checking the covenants applicable to the group’s borrowings and examining whether management’s assessment supports ongoing compliance with those covenants;
- Reading management’s paper to the Audit and Risk Committee and the Board in respect of going concern and agreeing the forecasts set out in this paper to the underlying base case forecast; and
- Reading and evaluating the adequacy of the disclosures made in the financial statements related to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 31 December 2025 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' remuneration

In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors' responsibilities in respect of the financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with environmental regulations, health and safety regulations and anti-bribery and corruption laws, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies

Independent auditors’ report to the members of AngloGold Ashanti plc *continued*

Act 2006 and applicable tax legislation in the jurisdictions in which the group has material operations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;
- Enquiries of management, those charged with governance and those responsible for legal and compliance matters, including the group's in-house legal function and internal audit, to identify actual and potential litigation and claims and any known or suspected instances of non-compliance with laws and regulations and fraud;
- Enquiry of staff in the group's tax function to identify any instances of non-compliance with laws and regulations;
- Reviewing minutes of meetings of those charged with governance;
- Reviewing internal audit reports;
- Assessment of matters reported on the group's whistleblowing process and the results of management's investigation of such matters, where appropriate;
- Reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations; and
- Identifying and testing journal entries based on our risk assessment, in particular any journal entries posted with unusual account combinations.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: *www.frc.org.uk/auditorsresponsibilities.* This description forms part of our auditors’ report.

Use of this report

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors’ remuneration specified by law are not made; or
- the company financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Kevin McGhee (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
16 March 2026

Group income statement

For the year ended 31 December 2025

US dollar millions	Note	2025	2024	2023
Revenue from product sales	3	9,893	5,793	4,582
Cost of sales	4	(5,022)	(3,726)	(3,541)
Loss on non-hedge derivatives and other commodity contracts		—	—	(14)
Gross profit		4,871	2,067	1,027
Corporate administration, marketing and related expenses		(138)	(118)	(94)
Exploration and evaluation costs		(267)	(252)	(254)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets	14,15	(88)	58	(221)
Corporate restructuring costs		—	—	(314)
Other (expenses) income	5	(248)	(144)	(104)
Finance income	7	152	160	127
Foreign exchange and fair value adjustments		(41)	(87)	(154)
Finance costs and unwinding of obligations	6	(220)	(167)	(157)
Share of associates and joint ventures' profit	19	255	155	207
Profit before taxation		4,276	1,672	63
Taxation	10	(1,102)	(623)	(285)
Profit (loss) for the year		3,174	1,049	(222)
Attributable to:				
Equity shareholders		2,636	1,004	(235)
Non-controlling interests		538	45	13
		3,174	1,049	(222)
Earnings (loss) per ordinary share				
Basic earnings (loss) per ordinary share (US cents)	11	519	233	(56)
Diluted earnings (loss) per ordinary share (US cents)	11	518	233	(56)

Group statement of comprehensive income

For the year ended 31 December 2025

US dollar millions	2025	2024	2023
Profit (loss) for the year	3,174	1,049	(222)
Items that will be reclassified subsequently to profit or loss:	49	(46)	5
Exchange differences on translation of foreign operations	49	(46)	5
Items that will not be reclassified subsequently to profit or loss:	22	26	(2)
Exchange differences on translation of non-foreign operations	—	—	(10)
Fair value of equity securities through other comprehensive income	25	23	(2)
Actuarial (loss) gain recognised	(3)	4	11
Deferred taxation thereon	—	(1)	(1)
Other comprehensive income (loss) for the year, net of tax	71	(20)	3
Total comprehensive income (loss) for the year, net of tax	3,245	1,029	(219)
Attributable to:			
Equity shareholders	2,707	984	(232)
Non-controlling interests	538	45	13
	3,245	1,029	(219)

Group statement of financial position

As at 31 December 2025

US dollar millions	Note	2025	2024 Restated (1)(2)	2023 Restated (1)(2)
ASSETS				
Non-current assets				
Tangible assets	15	8,515	8,512	4,419
Right of use assets	16	187	123	142
Intangible assets	17	106	98	107
Investments in associates and joint ventures	19	726	530	599
Other investments		12	54	1
Loan receivable	19	200	203	358
Inventories	20	175	158	2
Trade, other receivables and other assets (1)	21	249	213	212
Contingent considerations (1)		60	30	42
Reimbursive right for post-retirement benefits	27	51	49	35
Deferred taxation (2)	28	106	85	132
Cash restricted for use	22	44	41	34
		10,431	10,096	6,083
Current assets				
Loan receivable	19	133	260	148
Inventories	20	1,076	1,055	829
Trade, other receivables and other assets (1)	21	426	356	193
Contingent considerations (1)		62	18	6
Cash restricted for use	22	23	20	34
Cash and cash equivalents	23	2,905	1,425	964
Assets held for sale (3)		22	—	—
		4,647	3,134	2,174
Total assets		15,078	13,230	8,257
EQUITY AND LIABILITIES				
Share capital and premium	24	554	526	420
Accumulated profit (loss) and other reserves		7,537	6,103	3,291
Shareholders' equity		8,091	6,629	3,711
Non-controlling interests	18	1,825	1,884	29
Total equity		9,916	8,513	3,740
Non-current liabilities				
Borrowings	25	2,025	1,901	2,032
Lease liabilities	16	155	65	98
Environmental rehabilitation and other provisions	26	687	656	636
Provision for pension and post-retirement benefits	27	61	57	64
Trade and other payables		14	6	5
Deferred taxation (2)	28	600	502	395
		3,542	3,187	3,230
Current liabilities				
Borrowings	25	19	83	207
Lease liabilities	16	59	76	73
Trade and other payables	29	1,001	957	772
Environmental rehabilitation and other provisions	26	131	109	80
Bank overdraft	23	23	28	9
Taxation (2)	30	377	277	146
Liabilities held for sale (3)		10	—	—
		1,620	1,530	1,287
Total liabilities		5,162	4,717	4,517
Total equity and liabilities		15,078	13,230	8,257

(1) *Contingent considerations, which was previously reported as part of trade, other receivables and other assets, is now reported separately on the statement of financial position as a result of a change in presentation policy. The change was made to provide more relevant and reliable information to users of the financial statements given the nature and measurement basis of these receivables. Comparative periods have been reclassified. The increase in contingent considerations from December 2024 is mainly as a result of contingent considerations recognised for the sale of the Doropo and ABC projects of $38m and the sale of MSG of $44m, partly offset by a decrease in the Gramalote contingent consideration of $8m, resulting from a change in the timing of stage gate payments.*

(2) *Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the classification of deferred and current taxation assets and liabilities. Refer to **note 1.4**.*

(3) *The assets and liabilities held for sale relate to the La Colosa project being classified as a disposal group held for sale.*

The Group financial statements for AngloGold Ashanti plc (registration number: 14654651) on *pages 156–229* were approved by the Board of Directors and were signed on its behalf by Gillian Doran on 16 March 2026.



Gillian Doran
Chief Financial Officer

Group statement of cash flows

For the year ended 31 December 2025

US dollar millions	Note	2025	2024	2023
Cash flows from operating activities				
Cash generated from operations	31	5,409	2,063	871
Dividends received from joint ventures	19	122	88	180
Taxation refund	30	11	6	36
Taxation paid	30	(758)	(189)	(116)
Net cash inflow from operating activities		4,784	1,968	971
Cash flows from investing activities				
Capital expenditure on tangible and intangible assets	15, 17	(1,449)	(1,090)	(1,042)
Acquisition of assets	13	(158)	—	—
Dividends from associates and other investments		—	12	12
Proceeds from disposal of tangible assets		14	16	14
Acquisition of subsidiary, net of cash acquired		—	68	—
Other investments and assets acquired		(3)	(30)	—
Proceeds from disposal of other investments [1]		70	—	20
Payment from disposal of joint ventures and associates		—	(2)	—
Loans advanced to associates and joint ventures		—	(1)	(1)
Contingent consideration received		19	5	—
Repayment of loans advanced to joint ventures		161	149	—
Proceeds from disposal of subsidiaries, net of cash disposed	14	77	—	—
(Increase) decrease in cash restricted for use		(3)	5	(9)
Interest received		92	106	109
Net cash outflow from investing activities		(1,180)	(762)	(897)
Cash flows from financing activities				
Share securities tax on redomicile and reorganisation		—	—	(19)
Proceeds from borrowings	25	285	655	343
Repayment of borrowings	25	(245)	(909)	(87)
Repayment of lease liabilities	16	(92)	(91)	(94)
Finance costs - borrowings	25	(164)	(126)	(111)
Finance costs - leases	16	(17)	(11)	(11)
Other borrowing costs		—	(1)	(1)
Dividends paid to external shareholders and distributions to non-controlling interests		(1,871)	(244)	(107)
Net cash outflow from financing activities		(2,104)	(727)	(87)
Net increase (decrease) in cash and cash equivalents		1,500	479	(13)
Translation		(15)	(37)	(138)
Cash and cash equivalents at beginning of year (net of bank overdraft)		1,397	955	1,106
Cash and cash equivalents at end of year (net of bank overdraft)	23	2,882	1,397	955

[1] *The proceeds relate to the disposal of the investment in G2 Goldfields Inc.*

Group statement of changes in equity

For the year ended 31 December 2025

	Equity holders of the parent									
US dollar millions	Share capital and premium	Reorganisation and merger reserve	Other capital reserves [1]	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve [2]	**Total**	**Non-controlling interests**	**Total equity**
Balance at 31 December 2022	—	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
(Loss) profit for the year	—	—	—	(235)	—	—	—	(235)	13	(222)
Other comprehensive (loss) income	—	—	—	—	(2)	10	(5)	3	—	3
Total comprehensive (loss) income	—	—	—	(235)	(2)	10	(5)	(232)	13	(219)
Shares issued	—	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	—	(2)	—	—	—	—	(2)	—	(2)
Dividends paid *(Note 12)*	—	—	—	(91)	—	—	—	(91)	—	(91)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(19)	(19)
Redomicile and reorganisation	420	(420)	—	—	—	—	—	—	—	—
Share securities tax on redomicile and reorganisation	—	(19)	—	—	—	—	—	(19)	—	(19)
Issue of bonus shares	6,500	—	—	—	—	—	—	6,500	—	6,500
Cancellation of bonus shares	(6,500)	—	—	—	—	—	—	(6,500)	—	(6,500)
Transfer on disposal and derecognition of equity investments	—	—	—	(50)	50	—	—	—	—	—
Translation	—	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2023	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit for the year	—	—	—	1,004	—	—	—	1,004	45	1,049
Other comprehensive income (loss)	—	—	—	—	23	3	(46)	(20)	—	(20)
Total comprehensive income (loss)	—	—	—	1,004	23	3	(46)	984	45	1,029
Employee share scheme issues	24	—	(24)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	28	—	—	—	—	28	—	28
Dividends paid *(Note 12)*	—	—	—	(172)	—	—	—	(172)	—	(172)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of Centamin	82	1,996	—	—	—	—	—	2,078	1,884	3,962
Balance at 31 December 2024	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513
Profit for the year	—	—	—	2,636	—	—	—	2,636	538	3,174
Other comprehensive income (loss)	—	—	—	—	25	(3)	49	71	—	71
Total comprehensive income (loss)	—	—	—	2,636	25	(3)	49	2,707	538	3,245
Employee share scheme issues	28	—	(28)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	40	—	—	—	—	40	—	40
Dividends paid *(Note 12)*	—	—	—	(1,283)	—	—	—	(1,283)	—	(1,283)
Transfers from reserve to retained earnings	—	—	—	39	(42)	—	—	(3)	—	(3)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(585)	(585)
Other	—	—	—	—	—	—	—	—	(12)	(12)
Translation	—	—	—	—	—	1	—	1	—	1
Balance at 31 December 2025	554	8,811	92	76	2	(1)	(1,443)	8,091	1,825	9,916

(1) *Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2024: $8m; 2023: $8m), surplus on equity transaction of joint venture of $38m (2024: $36m; 2023: $36m), equity items for share-based payments of $50m (2024: $38m; 2023: $33m) and other reserves.*

(2) *Foreign currency translation reserve includes a loss of $1,411m (2024: $1,411m; 2023: $1,411m) that will not re-cycle through the income statement, and a loss of $32m (2024: $81m; 2023: $35m) relating to the foreign operations that will re-cycle through the income statement on disposal.*

Group notes to the financial statements

For the year ended 31 December 2025

1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards.

IFRS Accounting standards, interpretations and amendments to published IFRS Accounting Standards

The following new UK-adopted IFRS Accounting Standards and amendments to published IFRS Accounting Standards which were effective for the first time from 1 January 2025, were adopted by, and had no material impact on, the AngloGold Ashanti Group (Group):

- Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates' relating to the lack of exchangeability

All other IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards are assessed as not applicable to the Group.

IFRS Accounting Standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The amendments to IFRS Accounting Standards issued which are or may become relevant to the Group, but are not yet effective on 31 December 2025, include:

- Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures' (effective 1 January 2026)

The amendments introduce an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. They also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. This amendment has had no impact on the Group.

- IFRS 18 'Presentation and Disclosure in Financial Statements' (IFRS 18) (effective 1 January 2027)

IFRS 18, which replaces IAS 1 'Presentation of Financial Statements', introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 'Statement of Cash Flows', which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other IFRS Accounting Standards.

The Group is assessing the impact of IFRS 18 on its financial statements. IFRS 18 will primarily affect the presentation and disclosure of financial performance and is not expected to have an impact on measurement. The Group does not intend to early adopt IFRS 18. An implementation project will commence in 2026 to assess changes to systems, processes and accounting policies.

1.1. Basis of preparation

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group's accounting policies are consistent in all material respects with those applied in the previous year.

The Group financial statements are presented in US dollars and rounded to USD millions, unless otherwise stated. All results are from continuing operations unless otherwise stated.

The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In the event where the Group and other investors collectively control the entity and they act together to direct the relevant activities, the investment is accounted for as a joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Going concern

The going concern assessment included the preparation of detailed cash flow forecasts for at least 12 months from when the financial statements are authorised for issue and updated life-of-mine plan models with longer-term cash flow projections, which demonstrate that the Group will have sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due, for at least the 12 months immediately following the date when the financial statements are authorised for issue.

The Group's base case going concern assessment, which includes the current approved dividend policy, is based upon management's best estimate of gold and foreign exchange consensus prices, while simultaneously applying a risk adjustment factor to the estimated production which has been determined in line with approved life-of-mine plans and ongoing capital requirements. A further stress test has been prepared reflecting a 10% reduction in the consensus gold price and a 10% reduction in gold production, prior to any mitigation strategies in order to assess whether financial maintenance covenants per the Group's loan agreements are breached or financial liquidity headroom runs out. The result of this stress test demonstrated that the likelihood of a decrease in the gold price and gold production causing a risk of a financial liquidity shortfall or a breach in the financial maintenance covenants is remote.

Having assessed the financial position and future plans of the Group, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

1.2. Climate change considerations

Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations. In 2022, the Group announced its target to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030 (compared to a 2021 baseline which was revised in 2025 to include Sukari) through a defined renewable energy project pipeline and initiatives to improve efficiency or use lower-emission power sources. As a member of the International Council on Mining and Metals, the Group was also part of a landmark climate change target to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. To achieve the Group's 2030 targets, the Group is working with the sites to identify areas to achieve potential emissions reductions. Many of the potential GHG abatement initiatives are currently in either pre-feasibility or feasibility stage. For the initiatives that have been completed or where capital has been committed, costs have been recorded in the consolidated financial statements once the accounting criteria for recognition or disclosure have been met.

Below is the key project that has progressed in 2025 along with its related financial impacts:

- Tropicana renewable energy: The Group entered into an agreement in June 2023 with Pacific Energy to construct and operate 62MWh of wind and solar generation capacity at the Tropicana mine in Western Australia. The facility, one of Australia's largest off-grid hybrid power systems, will significantly reduce Tropicana's diesel and gas consumption for power generation and is expected to reduce the site's GHG emissions by an average of 65,000 tonnes annually over a 10-year period. The project was commissioned in February 2025. The agreement was evaluated to be a lease arrangement, with the financial implications disclosed in *Note 16*.

Management has considered the impact of the Group's 2030 targets on the determination of targets for the Group's Performance Share Plan (PSP) as well as on a number of key estimates within the financial statements as indicated below:

- Estimates utilised in determining future cash flows in life-of-mine models utilised in the impairment process and deferred tax asset recoverability assessments
- Estimates used in determining the environmental rehabilitation provision:
  - Rehabilitation designs are progressively adapted to address identified risks, including changing expectations of seasonal weather patterns
  - Rehabilitation plans and estimates include long-term monitoring and maintenance protocols, which also serve to address unforeseen effects that may arise from changing climatic patterns
  - Inclusion of a contingency allowance or risk factor, which may encompass climate change impacts on rehabilitation success
  - Rehabilitation and decommissioning works scheduling and costing considerations factor in weather conditions to mitigate risks of schedule and cost overruns

The significant impacts of climate-related strategic decisions are reflected in management's assessments and estimates, particularly concerning future cash flow projections supporting the recoverable amounts of mining assets once the strategic decisions have been approved by the Board, and the implementation of these is likely. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, could potentially have a substantial impact in future periods, when entered into and concluded.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

1.3. Summary of key judgements and estimates

The preparation of the consolidated financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates, which impacts the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and the underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognised prospectively.

Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below.

Judgements

- Control assessment of Sukari Gold Mine (part of the Centamin acquisition) (refer to *Note 13*)

Estimates

- Mineral Reserve and Mineral Resource (refer to *Note 15*)
- Estimates with regards to environmental rehabilitation provisions (refer to *Note 26*)

Other areas of judgements and estimates are contained in the notes to the consolidated financial statements.

1.4. Error in the classification of deferred taxation assets and liabilities and current taxation liability

During the year, the Group identified a prior period error relating to the classification of deferred taxation assets and liabilities and current taxation liability, with regards to its operations in Brazil. The error arose as a result of an incorrect accounting and associated tax treatment for Mineral Reserve development and brownfields exploration costs in the local statutory accounts, resulting in an understatement of the current tax liability for the financial years 2020 to 2024. After consultation with external tax and legal advisors, the total outstanding tax liability for the financial years 2020 to 2024 was quantified and fully settled in December 2025. While the Brazilian Tax Authority has not yet assessed this correction, the Group does not believe there is any further exposure to the Group.

The Group evaluated the effect of this prior period error and determined that it needed to restate its consolidated financial statements as of and for the financial years ended 31 December 2024 and 2023 in both cases in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The impact of the restatement is detailed below. The restatement had no impact on the Group’s debt, the financial maintenance covenants in its credit facilities or its income statement and statement of cash flows.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

	As at 31 December 2024		
US dollar millions	Previously reported	Adjustments	**Restated**
Statement of financial position			
Non-current assets			
Deferred taxation	12	73	85
Total assets	13,157	73	13,230
Non-current liabilities			
Deferred taxation	519	(17)	502
Current liabilities			
Taxation	187	90	277
Total liabilities	4,644	73	4,717
Notes to the financial statements			
Segmental information - Total assets *(Note 2.6)*			
Americas	1,460	73	1,533
AngloGold Ashanti Mineração	668	60	728
Serra Grande	148	13	161
Taxation *(Note 10)*			
Current year	447	8	455
Current taxation	454	8	462
Current year	170	(8)	162
Deferred taxation	169	(8)	161
Deferred taxation *(Note 28)*			
Tangible assets (owned)	702	(90)	612
Liabilities	801	(90)	711
Included in the statement of financial position as follows:			
Deferred tax assets	12	73	85
Deferred tax liabilities	519	(17)	502
Net deferred taxation liability	507	(90)	417
Net taxation liability *(Note 30)*			
Balance at beginning of year	46	82	128
Taxation of items included in the income statement	454	8	462
Balance at end of year	186	90	276
Included in the statement of financial position as follows:			
Tax liability	187	90	277

Group notes to the financial statements *continued*

For the year ended 31 December 2025

	As at 31 December 2023		
US dollar millions	Previously reported	Adjustments	Restated
Statement of financial position			
Non-current assets			
Deferred taxation	50	82	132
Total assets	8,175	82	8,257
Current liabilities			
Taxation	64	82	146
Total liabilities	4,435	82	4,517
Notes to the financial statements			
Segmental information - Total assets *(Note 2.6)*			
Americas	1,254	82	1,336
AngloGold Ashanti Mineração	584	70	654
Serra Grande	127	12	139
Taxation *(Note 10)*			
Current year	233	1	234
Current taxation	217	1	218
Current year	92	(1)	91
Deferred taxation	68	(1)	67
Deferred taxation *(Note 28)*			
Tangible assets (owned)	630	(82)	548
Liabilities	726	(82)	644
Included in the statement of financial position as follows:			
Deferred tax assets	50	82	132
Deferred tax liabilities	395	—	395
Net deferred taxation liability	345	(82)	263
Net taxation liability *(Note 30)*			
Balance at beginning of year	8	81	89
Taxation of items included in the income statement	217	1	218
Balance at end of year	46	82	128
Included in the statement of financial position as follows:			
Taxation liability	64	82	146

Group notes to the financial statements *continued*

For the year ended 31 December 2025

2. SEGMENTAL INFORMATION

AngloGold Ashanti's operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the Group's operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

2.1. Segmental Information – Gold income

	Gold income		
US dollar millions	**2025**	2024	2023
Geographical analysis of gold income by origin is as follows:			
Africa [(1)]	7,152	3,756	3,068
Kibali - Attributable 45%	1,038	741	668
Iduapriem	704	563	522
Obuasi	942	530	439
Siguiri	990	653	505
Geita	1,730	1,150	934
Sukari [(8)]	1,748	119	—
Australia	1,876	1,394	1,081
Sunrise Dam	789	626	495
Tropicana - Attributable 70%	1,087	768	586
Americas	1,740	1,264	999
Cerro Vanguardia	612	439	317
AngloGold Ashanti Mineração [(2)]	946	634	515
Serra Grande [(9)]	182	191	167
	10,768	6,414	5,148
Equity-accounted joint ventures included above	(1,038)	(741)	(668)
	9,730	5,673	4,480

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

Approximately 62% of the Group's total gold produced is sold to four main customers: ANZ Investment Bank Ltd in Australia 19% (reported in the Australia segment), Standard Chartered Bank in the UK 14% (reported in the Africa segment), JP Morgan Chase NA New York in the United States 11% (reported in the Africa segment) and MKS Finance SA in Europe 18% (reported in the Africa segment). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

2.2. Segmental Information – By-product revenue

	By-product revenue		
US dollar millions	**2025**	2024	2023
Geographical analysis of by-product revenue by origin is as follows:			
Africa (1)	11	6	5
Kibali - Attributable 45%	2	2	2
Obuasi	1	1	1
Siguiri	—	1	—
Geita	4	2	2
Sukari (8)	4	—	—
Australia	6	5	4
Sunrise Dam	2	2	1
Tropicana - Attributable 70%	4	3	3
Americas	148	111	95
Cerro Vanguardia	130	109	93
AngloGold Ashanti Mineração	18	2	2
	165	122	104
Equity-accounted joint ventures included above	(2)	(2)	(2)
	163	120	102

2.3. Segmental Information – Cost of sales

	Cost of sales		
US dollar millions	**2025**	2024	2023
Africa (1)	3,466	2,304	2,111
Kibali - Attributable 45%	432	380	372
Iduapriem	424	351	387
Obuasi	458	360	313
Siguiri	591	518	473
Geita	773	612	566
Sukari (8)	789	83	—
Administration and other	(1)	—	—
Australia	1,009	945	867
Sunrise Dam	442	430	399
Tropicana - Attributable 70%	527	479	438
Administration and other	40	36	30
Americas	973	858	931
Cerro Vanguardia	441	368	307
AngloGold Ashanti Mineração	391	352	453
Serra Grande (9)	139	136	169
Administration and other	2	2	2
Corporate and other	6	(1)	4
	5,454	4,106	3,913
Equity-accounted joint ventures included above	(432)	(380)	(372)
	5,022	3,726	3,541

Group notes to the financial statements *continued*

For the year ended 31 December 2025

2.4. Segmental Information – Gross profit

	Gross profit (3)		
US dollar millions	**2025**	2024	2023
Africa (1)	3,696	1,459	961
Kibali - Attributable 45%	608	363	297
Iduapriem	280	213	135
Obuasi	485	171	127
Siguiri	400	136	31
Geita	960	540	370
Sukari (8)	962	36	—
Administration and other	1	—	1
Australia	874	453	220
Sunrise Dam	350	197	99
Tropicana - Attributable 70%	564	292	151
Administration and other	(40)	(36)	(30)
Americas	915	517	162
Cerro Vanguardia	301	180	102
AngloGold Ashanti Mineração	573	283	63
Serra Grande (9)	43	56	(2)
Administration and other	(2)	(2)	(1)
Corporate and other	(6)	1	(19)
	5,479	2,430	1,324
Equity-accounted joint ventures included above	(608)	(363)	(297)
	4,871	2,067	1,027

2.5. Segmental Information – Amortisation

	Amortisation		
US dollar millions	**2025**	2024	2023
Africa (1)	1,006	455	419
Kibali - Attributable 45%	107	92	99
Iduapriem	113	79	129
Obuasi	87	75	61
Siguiri	64	51	39
Geita	256	138	91
Sukari (8)	379	20	—
Australia	181	190	163
Sunrise Dam	67	77	58
Tropicana - Attributable 70%	113	112	104
Administration and other	1	1	1
Americas	203	195	170
Cerro Vanguardia	68	61	39
AngloGold Ashanti Mineração	105	112	88
Serra Grande (9)	30	22	43
Corporate and other	4	4	5
	1,394	844	757
Equity-accounted joint ventures included above	(107)	(92)	(99)
	1,287	752	658

Group notes to the financial statements *continued*

For the year ended 31 December 2025

2.6. Segmental Information – Total assets

	Total assets [4][5]		
US dollar millions	2025	2024 Restated [7]	2023 Restated [7]
Africa [1]	9,294	9,081	4,414
Kibali - Investment in joint venture and loan receivable	981	950	1,066
Iduapriem	668	579	526
Obuasi	1,617	1,481	1,288
Siguiri	700	591	486
Geita	1,283	1,231	1,042
Sukari [8]	4,034	4,243	—
Administration and other	11	6	6
Australia	1,115	845	942
Americas [7]	1,712	1,533	1,336
Cerro Vanguardia	560	626	524
AngloGold Ashanti Mineração [7]	1,080	728	654
Serra Grande [7][9]	—	161	139
Administration and other	72	18	19
Projects	975	991	833
Colombian projects [10]	117	207	194
North American projects	858	784	639
Corporate and other	1,982	780	732
	15,078	13,230	8,257

2.7. Segmental Information – Non-current assets

	Non-current assets [6]		
US dollar millions	2025	2024	2023
Non-current assets considered material, by country are:			
United Kingdom	62	59	58
Foreign entities	9,859	9,575	5,423
DRC	648	487	561
Egypt	3,319	3,617	—
Ghana	2,008	1,722	1,512
Tanzania	843	812	706
Australia	843	666	752
Brazil	576	577	510
United States	846	660	636

Group notes to the financial statements *continued*

For the year ended 31 December 2025

2.8. Segmental Information – Capital expenditure

	Capital expenditure		
US dollar millions	**2025**	2024	2023
Africa [(1)]	1,135	814	710
Kibali - Attributable 45%	151	125	85
Iduapriem	173	169	142
Obuasi	209	202	214
Siguiri	102	102	78
Geita	238	196	191
Sukari [(8)]	262	20	—
Australia	185	153	135
Sunrise Dam	87	65	47
Tropicana - Attributable 70%	98	88	87
Administration and other	—	—	1
Americas	236	209	254
Cerro Vanguardia	64	71	75
AngloGold Ashanti Mineração	135	98	124
Serra Grande [(9)]	37	40	55
Projects	42	38	27
Colombian projects	13	13	11
North American projects	29	25	16
Corporate and other	2	1	1
	1,600	1,215	1,127
Equity-accounted joint ventures included above	(151)	(125)	(85)
	1,449	1,090	1,042

(1) *Includes equity-accounted investments.*

(2) *Includes income from sale of gold concentrate of $120m (2024: $314m; 2023: $267m).*

(3) *The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.*

(4) *Total assets include allocated goodwill of $102m (2024: $95m; 2023: $105m) for Australia (**Note 17**).*

(5) *For the year ended 31 December 2025, pre-tax net impairment and net loss on disposal and derecognition of assets were accounted for in Africa ($59m) and Projects ($98m), partially offset by pre-tax impairment reversal and profit on sale of assets in the Americas ($69m). For the year ended 31 December 2024, pre-tax impairment reversals and loss on derecognition of assets were accounted for in the Americas ($50m) partly offset by a loss on derecognition of assets in Africa ($3m). For the year ended 31 December 2023, pre-tax net impairments and derecognition of assets of $227m were accounted for in the Americas ($207m) and Projects ($25m), partly offset by a profit on derecognition of assets in Africa ($5m).*

(6) *Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.*

(7) *Comparative periods for total assets have been restated due to the prior period error in the classification of deferred and current taxation assets and liabilities for AngloGold Ashanti Mineração and Serra Grande. Refer to **note 1.4**.*

(8) *Centamin plc, whose main operating mine is Sukari in Egypt, was acquired on 22 November 2024.*

(9) *On 1 December 2025, the Group completed the sale of its entire interest in Serra Grande to Aura Minerals Inc.*

(10) *The Group fully impaired exploration and evaluation costs of $98m relating to the Quebradona project. Refer to **note 15**.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

3 REVENUE FROM PRODUCT SALES

US dollar millions	2025	2024	2023
Revenue consists of the following principal categories:			
Gold income [(2)]	9,730	5,673	4,480
Spot market sales	9,610	5,359	4,213
Concentrate sales [(1)]	120	314	267
By-products [(2)]	163	120	102
	9,893	5,793	4,582

(1) *The provisional price adjustments for the year ended 31 December 2025 were $1m (2024: $7m, 2023: $1m). A reasonable change in the provisional price would not result in a material impact on the concentrate sales revenue.*

(2) *The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental information note (**Note 2**).*

Accounting policies

Revenue from product sales comprises sales of:

- refined gold and doré bars;
- by-products including silver and sulphuric acid; and
- gold concentrate.

Revenue is recognised at a point in time when control of the goods passes to the customer and the performance obligations of transferring control have been met. Control of the goods passes to the customer mainly on settlement date, with some exceptions where control of the goods passes on the date of delivery depending on the agreed-upon terms in the contract. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred and is driven by the market prices of gold. The amount of revenue recognised from the sale of doré bars is net of refining and treatment charges.

Sales of gold concentrate are recorded when control of ownership passes to the customer, net of refining and treatment charges. Control of ownership passes to the customer either at the warehouse, on the date of issuance of a holding certificate to the customer, or at the time of shipment, depending on the terms agreed with the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined. Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue.

4 COST OF SALES

US dollar millions	2025	2024	2023
Salaries and wages	792	678	639
Stores and other consumables	952	730	704
Fuel, power and water	550	464	468
Mining contractors	824	739	773
Other	113	54	96
Operating costs	3,231	2,665	2,680
Royalties	424	246	190
Total operating costs	3,655	2,911	2,870
Retrenchment costs	3	3	4
Rehabilitation and other non-cash costs	56	42	21
Amortisation of tangible assets	1,186	666	579
Amortisation of right of use assets	100	85	78
Amortisation of intangible assets	1	1	1
Inventory change	21	18	(12)
	5,022	3,726	3,541

Group notes to the financial statements *continued*

For the year ended 31 December 2025

5 OTHER EXPENSES (INCOME)

US dollar millions	2025	2024	2023
Care and maintenance	27	51	52
Governmental fiscal claims	24	13	15
Legacy tailings storage facilities obligations	73	34	52
Pension and medical defined benefit	1	3	6
Royalties received	(1)	—	(1)
Group reorganisation costs (1)	44	14	15
Legal fees, claims and transaction costs	12	41	(1)
Other indirect taxes	17	(10)	(14)
Business integration costs	18	—	—
Contractor claims and rate settlements	33	—	—
Net other income	—	(2)	(20)
	248	144	104

(1) *Includes retrenchment costs of $6m (2024: $14m; 2023: $6m).*

6 FINANCE COSTS AND UNWINDING OF OBLIGATIONS

US dollar millions		2025	2024	2023
Finance costs				
Finance costs on bonds, bank loans and other		116	121	113
Amortisation of fees		5	6	6
Lease finance charges		18	12	12
Interest on tax liability		46	—	—
		185	139	131
Unwinding of obligations	26	35	28	26
Total finance costs and unwinding of obligations		220	167	157

The interest relating to borrowings included within finance costs is calculated at the effective interest rates.

7 FINANCE INCOME

US dollar millions		2025	2024	2023
Finance income				
Finance income on bank balances		84	100	104
Guarantee fees received		9	6	5
Interest on joint venture loan	19	31	36	—
		124	142	109
Unwinding of long-term receivables		28	18	18
Total finance income and unwinding of long-term receivables		152	160	127

8 EMPLOYEE BENEFITS

US dollar millions	2025	2024	2023
Salaries and wages (1)(2)	880	671	635
Social security costs (2)	56	50	56
Pension costs (3)	28	22	20
Share-based payment expense *(Note 9)*	40	28	15
Other (4)	24	25	26
Included in cost of sales, other expenses and corporate administration, marketing and related expenses	1,028	796	752

(1) *Salaries and wages includes executive directors' and executive management's salaries and other benefits and retrenchment costs.*
(2) *Social security costs, which were previously reported as part of salaries and wages, are now disclosed separately.*
(3) *Includes defined contribution pension costs (refer to **Note 27**).*
(4) *Includes current medical expenses and defined benefit post-retirement medical expenses (refer to **Note 27**).*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

The average number of attributable employees (including contractors) was:

Average number of employees *	2025	2024	2023
Africa (5)	24,911	24,942	18,851
Australia	1,787	1,777	1,741
Americas	10,250	8,509	8,565
Other, including corporate and non-gold producing subsidiaries	1,295	1,268	1,618
Total	38,243	36,496	30,775

* *The approximate number of contractors employed on average during 2025 was 25,044 (2024: 23,367; 2023: 19,615).*

(5) *The prior year employee numbers for Africa were revised to exclude Kibali*

9 SHARE-BASED PAYMENTS

US dollar millions	2025	2024	2023
Equity-settled share incentive schemes			
Deferred Share Plan (DSP)	13	17	15
Performance Share plan (PSP)	27	11	—
Total share-based payment expense	40	28	15

Equity-settled share incentive schemes

During the 2024 financial year, at the Annual General Meeting, two new employee incentive schemes were approved by the shareholders, one of which was the 2024 Omnibus Incentive Compensation Plan, under which the Group has implemented the Performance Share Plan (PSP). The PSP comprises annual grants that vest after three years based on the achievement of forward-looking objectives, directly linked to AGA's strategy. The first grant of awards under the PSP scheme to employees became effective in February 2024 (referred to as PSP 2024). Similarly, a grant of awards under the PSP scheme to employees became effective in February 2025 (referred to as PSP 2025). The PSP 2025 awards had the same rules as the PSP 2024 awards.

In October 2025, the AngloGold Ashanti Board of Directors approved a change to the PSP 2025 awards (no changes were made to the PSP 2024 awards), effective January 2025, to retrospectively include a time-based component that vests annually. These changes did not apply to the executive committee (officers and directors).

Moving forward, the PSP will be divided into two awards comprising Restricted Share Units (RSUs), which are time-based, and Performance Share Units (PSUs), which are performance and time-based:

- The PSU award will operate in the same way as the previous PSP award in that it will vest in full at the end of a three-year performance period based on the achievement of key metrics; and
- The RSU award is allocated as a percentage of the approved PSP on-target award and will vest in equal annual tranches over the three-year period.

The details of the AngloGold Ashanti share schemes and the IFRS Accounting Standards classification of each scheme are:

- PSP scheme - The PSP scheme will be settled in AngloGold Ashanti plc shares and classified as an equity-settled share-based payment per IFRS 2;
- Transition Restricted Awards (TRA) scheme is settled in cash. The cash payment does not meet the definition of a share-based payment and is accounted for in accordance with IAS 19; and
- Transition Share Plan (TSP) – this transition scheme is designed to close the gap from moving from the backward-looking DSP scheme to the forward-looking PSP scheme and includes a "transition or gap award" for specific strata of employees. The TSP scheme will be settled one third in cash and two thirds in equity and meets the definition of a cash-settled and equity-settled share-based payment scheme and is accounted for in accordance with IFRS 2. The cash-settled share-based payment portion for 2025 was not material and is included in employee benefits cost. The final allocation of the equity-settled share-based payment awards under the TSP was completed in February 2026.

Deferred Share Plan (DSP)

The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards have been allocated to certain employees from 2019 through early 2024, vesting equally over a period of two, three and five years depending on the level of seniority of the participant. In September 2023, upon completion of the corporate restructuring in September 2023, the awards outstanding under the prior plans were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP scheme. The DSP scheme was replaced by the PSP scheme in May 2024. The existing DSP scheme will not be cancelled or modified and will continue to be accounted for under the existing accounting treatment. No further DSP scheme awards have been allocated to participants from 2025 onwards.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Award date (unvested awards and awards vested during the year)	2025	2024	2023
Calculated fair value (in ZAR)	—	338.94	317.99
Award date	—	26 Feb 2024	24 Feb 2023
Expiry date	—	26 Feb 2034	25 Feb 2033

Number of shares	2025	2024	2023
Awards outstanding at beginning of year	3,079,106	3,231,930	2,483,608
Awards granted during the year	—	1,223,717	1,436,917
Awards lapsed during the year	(33,705)	(78,617)	(224,391)
Awards exercised during the year	(1,408,604)	(1,297,924)	(863,641)
Awards transferred from BSP scheme	—	—	370,628
Awards transferred from LTIP scheme	—	—	28,809
Awards outstanding at end of year	1,636,797	3,079,106	3,231,930
Awards exercisable at end of year	326,622	726,440	1,157,900

Performance Share Plan (PSP) - Performance Share Units (PSUs)

The PSP scheme was implemented with effect from 26 February 2024, with the first awards for the scheme allocated in August 2024. The awards will vest over three years based on the achievement of forward-looking objectives, directly linked to the Group's strategy. In October 2025 it was announced the PSP will be divided into two awards comprising RSU, which are time based, and PSU, which are performance based, effective January 2025, with the first awards allocated in February 2025. The PSU will operate in the same way as the previous PSP award in that it will vest in full at the end of a three-year performance period based on the achievement of key metrics.

Award date (unvested awards)	2025	2024
Calculated fair value (in USD)	11.74	14.28
Award date	20 Feb 2025	26 Feb 2024
Expiry date	20 Feb 2035	26 Feb 2034

Number of shares	2025	2024
Awards outstanding at beginning of year	2,070,049	—
Awards granted during the year	800,262	2,129,875
Awards lapsed during the year	(82,028)	(52,141)
Awards exercised during the year	(86,228)	(7,685)
Awards outstanding at end of year	2,702,055	2,070,049

A Monte Carlo Simulation model was used to value the equity-settled performance share-based payment awards. The significant valuation inputs and assumptions are:

Valuation inputs and assumptions	2025	2024
Expected weighted average volatility	45.36 %	46.12 %
Vesting period	3 years	3 years
Expected dividend yield	7.49 %	1.77 %
US Risk-free interest rate	4.27 %	4.75 %
Expected forfeiture rate	9.23 %	9.23 %
Grant date fair value (in USD)	31.77	24.90

Performance Share Plan (PSP) - Restricted Share Units (RSUs)

The RSU was implemented with effect from January 2025, with the first awards allocated in February 2025. The awards are allocated as a percentage of the approved PSP on-target award and will vest in equal annual tranches over the three-year period and will have no performance conditions attached to it.

Award date (unvested awards)	2025
Calculated fair value (in USD)	31.77
Award date	20 Feb 2025
Expiry date	20 Feb 2035

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Number of shares	2025
Awards outstanding at beginning of year	—
Awards granted during the year	726,559
Awards lapsed during the year	(2,852)
Awards exercised during the year	(555)
Awards outstanding at end of year	723,152

Accounting policies

The Group's management awards certain employee bonuses in the form of equity-settled and cash-settled share-based payments on a discretionary basis.

Equity-settled share-based payments

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the Group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

Cash-settled share-based payments

A liability is recognised for the fair value of cash-settled share-based payment transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

10 TAXATION

US dollar millions	2025	2024 Restated (1)	2023 Restated (1)
Current taxation (1)			
Current year (1)	1,043	455	234
Prior year under (over) provision	(12)	7	(17)
Impairment and disposal of tangible assets	—	—	1
	1,031	462	218
Deferred taxation (1)			
Current year (1)	30	162	91
Prior year (over) under provision	9	(1)	10
Impairment and disposal of tangible assets	—	—	(34)
Change in corporate tax rate (2)	32	—	—
	71	161	67
	1,102	623	285

(1) Refer to **note 1.4** for the restatement of the prior years.

(2) The change in corporate tax rate is due to various concession agreements expiring at a future date, resulting in the tax rates changing from agreed rates to the in country statutory tax rates.

US dollar millions	2025	2024	2023
Reconciliation to UK taxation rate			
Implied tax charge on profit before tax at 25% (2024: 25%; 2023: 25%)	1,069	418	16
Increase (decrease) due to:			
Expenses not tax deductible (1)	59	21	90
Share of associates and joint ventures' profit	(64)	(39)	(52)
Tax rate differentials (2) and withholding taxes (3)	267	145	63
Exchange variations and translation adjustments	—	28	(17)
Top-up tax - Pillar Two	1	6	—
Unrecognised tax losses (expense):			
Ghana	(84)	28	22
UK	45	34	26
North America	35	33	38
South Africa	(7)	—	3
Brazil	(9)	—	—
Concession adjustments (4)(5)	(239)	(46)	(6)
Change in planned utilisation of deferred tax assets and impact of corporate tax rate change	32	1	25
Restructuring costs	—	—	79
Argentinian inflationary impact allowances	(2)	(32)	4
Adjustment in respect of prior years	(3)	7	(7)
Other (6)	2	19	1
Income tax expense	1,102	623	285

(1) *Included in current and prior years are non-deductible corporate, legal, project, exploration and rehabilitation costs, net impairment in Brazil and Colombia, loss on sale of assets and British Virgin Islands group losses.*

(2) *Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil, South Africa and Argentina.*

(3) *Withholding taxes on dividends paid.*

(4) *Siguiri current tax expense not recognised due to tax holiday in 2024 ($30m) and 2023 ($6m).*

(5) *Sukari Gold Mines obligation to the Egyptian government is the MRMIA (formerly EMRA) profit share per the Sukari Concession Agreement and is therefore exempt from corporate income tax in 2025 ($239m) and 2024 ($16m).*

(6) *Includes losses from the zero - cost collar gold price hedge in 2024.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

10. TAXATION *CONTINUED*

Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules

The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group's parent company is incorporated, and came into effect from 1 January 2024.

The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 'Income Taxes' issued in May 2023.

Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate.

The Group recognised an estimated current tax expense related to Pillar Two, which amounted to $1m (2024: $6m).

Unrecognised deferred tax assets

US dollar millions	2025	2024 Restated [(1)]	2023 Restated [(1)]
Analysis of unrecognised tax losses			
Available to be utilised against future profits			
- utilisation required within one year	6	1,011	108
- utilisation required between one and two years	20	155	1,037
- utilisation required between two and five years	184	396	191
- utilisation required between five and twenty years	1,087	1,041	1,035
- utilisation in excess of twenty years	1,393	950	803
	2,690	3,553	3,174

(1) *Refer to **note 1.4** for the restatement of the prior years.*

At the statutory tax rates, the unrecognised value of deferred tax assets is: $728m (2024: $1,016m; 2023: $910m), mainly relating to tax losses incurred in the UK, North America, Ghana, Colombia, Brazil and South Africa.

The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in *Note 33*.

Accounting policies

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The future taxable income are based on detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer-term cash flow projections from operations and the application of existing tax laws in each jurisdiction.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Interest arising on income tax assessments relating to outstanding or underpaid income taxes is outside the scope of IAS 12 'Income Taxes'. Accordingly, such interest is not included in income tax expense and is recognised as a finance cost in profit or loss as incurred.

Penalties and fines arising from income tax assessments are not considered income taxes under IAS 12 and are recognised as operating expenses in profit or loss in the period in which the obligation arises. Where, however, it is not possible to distinguish between income tax, interest and/ or penalties (e.g., a settlement of a tax dispute), the entire amount will be treated as an income tax.

On an ad hoc basis when significant unusual transactions occur, the Group applies the approved tax strategy which includes obtaining external legal opinions, if required, for guidance in applying the requirements of the legislation in various jurisdictions.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

11 EARNINGS (LOSS) PER ORDINARY SHARE

US cents per share	2025	2024	2023
Basic earnings (loss) per ordinary share	519	233	(56)

The calculation of basic earnings (loss) per ordinary share is based on profits/(loss) attributable to equity shareholders of $2,636m (2024: $1,004m; 2023: ($235m)) and 508,360,174 (2024: 430,131,931 ; 2023: 421,105,111) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	518	233	(56)

The calculation of diluted earnings (loss) per ordinary share is based on profits/(loss) attributable to equity shareholders of $2,636m (2024: $1,004m; 2023: ($235m)) and 509,093,536 (2024: 430,917,455; 2023: 421,105,111) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2025	2024	2023
Weighted average number of ordinary shares (1)	508,360,174	430,131,931	421,105,111
Dilutive potential of share options (2)	733,362	785,524	—
Diluted weighted average number of ordinary shares	509,093,536	430,917,455	421,105,111

(1) *Employee compensation awards are included in basic earnings per ordinary share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

(2) *Effect of share options for 2023 is anti-dilutive.*

US dollar millions	2025	2024	2023
Headline earnings (loss) (1)			
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit (loss) attributable to equity shareholders	2,636	1,004	(235)
Net impairment (reversal of impairment) of tangible assets, right of use assets and investment in joint venture, net	40	(52)	165
Net impairment (reversal of impairment) of tangible and right of use assets	40	(60)	192
Impairment of investment in joint venture	—	2	1
Taxation on net impairment (reversal of impairment) of tangible assets, right of use assets and investment in joint venture	—	6	(28)
Loss on derecognition and disposal of tangible assets and right of use assets, net	48	2	24
Loss on derecognition of tangible assets and right of use assets	13	—	35
Loss (profit) on disposal of tangible assets	35	2	(6)
Taxation on derecognition and disposal of tangible assets	—	—	(5)
	2,724	954	(46)
Headline earnings (loss) per ordinary share (1)	US Cents		
Headline earnings (loss) per ordinary share (2)	536	221	(11)
Diluted headline earnings (loss) per ordinary share (3)	535	221	(11)

(1) *The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS. These measures are calculated according to the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA) at the request of the JSE Limited (JSE). These measures, however, are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the U.S. Securities and Exchange Commission (SEC) applicable to the use and disclosure of Non-GAAP financial measures.*

(2) *Calculated on the basic weighted average number of ordinary shares.*

(3) *Calculated on the diluted weighted average number of ordinary shares.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

12 DIVIDENDS

US dollar millions	2025	2024	2023
Ordinary shares [(1)]			
Dividend number 126 of 322 SA cents per share was declared on 22 February 2023 and paid on 31 March 2023 (18 US cents per share)			76
Dividend number 127 of 70 SA cents per share was declared on 4 August 2023 and paid on 8 September 2023 (4 US cents per share)			15
Dividend number 1 of 19 US cents per share was declared on 23 February 2024 and paid on 28 March 2024		80	
Dividend number 2 of 22 US cents per share was declared on 6 August 2024 and paid on 13 September 2024		92	
Dividend number 3 of 69 US cents per share was declared on 19 February 2025 and paid on 28 March 2025	351		
Dividend number 4 of 12.5 US cents per share was declared on 9 May 2025 and paid on 13 June 2025	64		
Dividend number 5 of 80 US cents per share was declared on 1 August 2025 and paid on 5 September 2025	403		
Dividend number 6 of 91 US cents per share was declared on 11 November 2025 and paid on 12 December 2025	465		
	1,283	172	91

(1) *For proposed dividends subsequent to year end, refer to **Note 37**.*

The Group has elected to classify dividends paid as financing activities on the statement of cash flows.

13 ACQUISITIONS

13.1. CENTAMIN (update on Provisional Purchase Price allocation)

On 22 November 2024, AngloGold Ashanti acquired Centamin plc.

Since the acquisition date was close to the 31 December 2024 financial year-end of the Group, and did not allow sufficient time to complete the initial accounting for the business combination, the fair value exercise on the acquisition date was prepared on a provisional basis in accordance with IFRS 3 'Business Combinations' for all balances. The purchase price allocation was finalised during the year ended 31 December 2025, and was not materially different to the provisional purchase price allocation.

13.2. AUGUSTA GOLD CORP.

On 23 October 2025, AngloGold Ashanti completed its previously announced plan to acquire all issued and outstanding shares of common stock of Augusta Gold Corp. (Augusta Gold) at a price of C$1.70 (approximately $1.21) per share of common stock in cash.

The total cash consideration of $158m included the provision of funds of $39m for the settlement of certain shareholder loans and transaction costs of $14m.

The acquisition allows AngloGold Ashanti to further consolidate its footprint in the Beatty District by acquiring Reward, a permitted, feasibility stage project, the Bullfrog deposit, and all tenements surrounding each of these properties. The acquired properties are adjacent to AngloGold Ashanti's claims in the Beatty District and provide additional Mineral Resource to AngloGold Ashanti's inventory.

This acquisition does not meet the definition of a business in terms of IFRS 3 'Business Combinations' and has been accounted for as an asset acquisition. The purchase price has been allocated to the net identifiable assets as follows:

US dollar millions	
Allocation of the purchase price	**2025**
Tangible assets	159
Trade, other receivables and other assets	1
Environmental rehabilitation provision	(2)
Purchase price	158

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Significant accounting judgements and estimates

Control over Sukari Gold Mines Company (SGM, Sukari)

The Group has reassessed whether it continues to control Sukari (or SGM) in accordance with IFRS 10 during the current reporting period. This reassessment considered whether there were any changes in relevant facts and circumstances affecting the Group's:

- Power over the relevant activities of the investee, including rights arising from contractual arrangements and governance structures;
- Exposure, or rights, to variable returns from its involvement with the investee; and
- Ability to use its power to affect those returns.

Based on the analysis performed, management concluded that there have been no changes in facts and circumstances that would alter the initial control assessment. Accordingly, the existing consolidation treatment of Sukari remains appropriate as at the reporting date. Sukari is an entity 50% owned by the Group's wholly-owned subsidiary, Pharaoh Gold Mines NL (PGM), with the remaining 50% owned by MRMIA (formerly EMRA).

The relevant activities cover the operations throughout the life-of-mine (LOM) from exploration and evaluation of Mineral Reserve through to development and commercial mining production and relates to governing the strategic operating and financial policies of Sukari. The rights and duties of the Group (through PGM), which have resulted in the Group concluding that it has control over Sukari, are as follows:

- PGM controls the appointment and replacement of the General Manager (GM) at Sukari; and
- By controlling the appointment of the GM and directing their activities, the GM will make all day-to-day decisions to allow the mine to operate in a manner that aligns with Sukari's objectives. These decisions, which are considered the main relevant activities, are as follows:
    - Preparing Sukari's work programmes through determination of the daily and longer-term mine plans and the budgets covering the operations to be carried out throughout the LOM;
    - Managing capital expenditure, procurement, cost control and treasury;
    - Conducting exploration, development, production, and marketing operations;
    - Co-ordinating Sukari's operations and activities, including its dealings with all contractors and subcontractors;
    - Bearing ultimate responsibility for all costs and expenses required in carrying out any and all operations under the Sukari Concession Agreement (Sukari CA) (entered into between PGM, MRMIA (formerly EMRA) and the Egyptian government);
    - Funding the operations of Sukari and recovering costs and expenses throughout the LOM (i.e., exploration, development, and production phases);
    - Funding additional exploration and expansion programmes within the mine during the production phase;
    - Taking custody of Sukari's stock and management of its funds;
    - Selling and shipping of all gold and associated metals produced;
    - Authority to appoint employees within Sukari;
    - Managing cash flow plans including payment of MRMIA (formerly EMRA) profit share; and
    - Entering into and managing gold sales or hedging contracts and forward sale agreements.

The duties of MRMIA (formerly EMRA) under the terms of the Sukari CA are to provide the required approvals to allow the mine to operate.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

The Board of Directors of Sukari (Sukari Board) has six members, three of whom are appointed by PGM and three by MRMIA (formerly EMRA). The executive chairman, as one of the MRMIA (formerly EMRA)-appointed board members, is a representative of MRMIA (formerly EMRA) and is appointed by the Egyptian Ministry of Finance.

The General Assembly of Shareholders convenes a meeting in conjunction with the Sukari Board twice a year to facilitate a forum for information sharing between both shareholders of Sukari and to provide a mechanism to scrutinise the timing and amounts of expenses; rather than as a decision-making body over Sukari's most significant relevant activities. The Sukari Board considers, reviews, and approves the budget, the annual financial statements, the cost recovery position and other compliance matters. The Sukari Board is not allowed to unreasonably withhold approval of any of the above.

If there is a disputed matter or deadlock position within the Sukari Board, such matter is resolved through open discussion at board level; however, the executive chairman does not have a veto or casting vote. Where matters cannot be agreed upon, an ad-hoc committee is appointed with each party having equal representation. This committee will then recommend an appropriate course of action to the Sukari Board with the best interest of all shareholders in mind; and should the Sukari Board still not agree on a course of action, there is a provision for final and binding arbitration.

The Sukari Board cannot appoint or remove the GM, this right belongs solely to PGM, under the terms of the Sukari CA.

MRMIA (formerly EMRA) and/or the Egyptian government have no downside risk in their share of Sukari. If Sukari were to become loss-making or insolvent, these costs are absorbed in their entirety by PGM, in accordance with the Sukari CA.

The Group, through PGM, is therefore exposed to the variable returns of Sukari, has the ability to affect the amount of those returns, has power over Sukari through its ability to direct its relevant activities and therefore meets all the criteria of control to consolidate Sukari's results within the Group to reflect the substance and economic reality of the Sukari CA.

Accounting policies

Business combination

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of the business is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest (NCI) in the acquiree at the NCI's proportionate share of the acquiree's net assets or the fair value. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI's share of the subsequent changes in equity.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for NCI and any previous interest held over the net identifiable assets acquired and liabilities assumed).

Asset acquisitions

For acquisitions outside the scope of IFRS 3, the purchase consideration is allocated to identifiable assets and liabilities based on their relative fair values. No goodwill is recognised. Transaction costs directly attributable to an asset acquisition are capitalised as part of the cost of the acquired assets.

Any contingent consideration arising from an asset acquisition is included in the cost of the acquired assets and recognised when the consideration becomes probable and can be reliably measured. Subsequent changes in the estimate of the contingent consideration are recognised in profit or loss and accounted for as an adjustment to the cost of the related assets.

14 DISPOSALS

14.1. DISPOSAL OF MINERAÇÃO SERRA GRANDE MINE

On 1 December 2025, AngloGold Ashanti completed the sale of its entire interest in Mineração Serra Grande S.A. (MSG), located in the state of Goiás, Brazil, to Aura Minerals Inc. The MSG operation comprised three mechanised underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5Mt. The disposal forms part of the Group's ongoing portfolio optimisation strategy.

The total consideration for the sale of $117m comprised $73m received as a cash payment and $44m as contingent consideration.
The contingent consideration for the sale of MSG comprised undiscounted cash flows as follows:

- Payments equivalent to a 3% net smelter returns participation over the then identified Mineral Resource of MSG inclusive of Mineral Reserve.
- The contingent consideration payments were discounted using a real discount rate of 8%.

Immediately prior to the completion of the sale, the disposal group was recognised at its fair value less costs to sell, which resulted in a reversal of previously recognised impairment losses of $58m.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

MSG forms part of the Americas segment and is not an operating segment on its own. MSG did not meet the definition of a discontinued operation.

The net assets disposed of and fair value of the consideration received / receivable are as follows:

US dollar millions	2025
Tangible assets	146
Right of use assets	6
Inventories	21
Trade, other receivables and other assets	20
Cash and cash equivalents	21
Lease liabilities	(6)
Trade and other payables	(84)
Environmental rehabilitation and other provisions	(30)
Tax indemnity liability	23
Net assets disposed of	117
Consideration received	(117)
Cash	(73)
Contingent consideration asset	(44)

14.2. DISPOSAL OF DOROPO AND ARCHEAN-BIRIMIAN CONTACT (ABC) PROJECTS

The Doropo and ABC gold projects were acquired by AngloGold Ashanti as part of the Centamin transaction on 22 November 2024. On 1 May 2025, in line with its portfolio optimisation strategy, AngloGold Ashanti completed the sale of its entire interest in the Doropo and Archean-Birimian Contact (ABC) projects in Côte d'Ivoire to Resolute Mining Limited.

The total consideration for the sale of $162m comprised $25m received as a cash payment, $103m as deferred consideration and $34m as contingent consideration which resulted in a loss on disposal of $47m. The deferred and contingent consideration for the sale of the Doropo project comprise undiscounted future cash flows to be paid in three tranches as follows:

- Deferred consideration:
  - $50m in cash 18 months after completion of the sale, and
  - $75m in cash 30 months after completion of the sale.
- Contingent consideration:
  - Either (i) the acquisition of the Mansala project or (ii) an additional amount of $25m if the acquisition cannot be completed within 18 months.

The contingent consideration for the sale of the ABC project comprises probability weighted cash flows relating to a milestone payment of $10m in cash on declaration of a JORC-compliant 1.0 Moz Mineral Reserve on the then identified ABC project tenements, and a 2% Net Smelter Royalty over any gold production from any Mineral Resource on the then identified ABC project tenements.

The net assets disposed of, fair value of the consideration received / receivable and loss on disposal are as follows:

US dollar millions	2025
Tangible assets	207
Net trade and other receivables	1
Cash and cash equivalents	1
Net assets disposed of	209
Consideration received	162
Cash	25
Contingent consideration	34
Deferred consideration	103
Loss on disposal	47

The Doropo and ABC projects formed part of the Africa segment and were not an operating segment on their own and did not meet the definition of a discontinued operation.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

15 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infrastructure	Exploration and evaluation assets (3)	Assets under construction	Land and buildings(2)	Total
Cost						
Balance at 1 January 2023	5,291	4,099	807	757	129	11,083
Additions	423	10	—	607	2	1,042
Disposals	(2)	(43)	(4)	(23)	(22)	(94)
Derecognition of assets	(5)	(183)	—	—	—	(188)
Transfers and other movements (1)	415	456	—	(873)	7	5
Translation	1	(1)	—	(1)	—	(1)
Balance at 31 December 2023	6,123	4,338	803	467	116	11,847
Accumulated amortisation and impairments						
Balance at 1 January 2023	3,602	3,052	187	26	8	6,875
Amortisation for the year	410	171	1	—	—	582
Impairment of assets	77	72	1	56	14	220
Impairment reversal of assets	(27)	(7)	—	—	(1)	(35)
Disposals	(2)	(43)	(3)	—	(9)	(57)
Derecognition of assets	(3)	(149)	—	—	—	(152)
Transfers and other movements (1)	2	(11)	—	—	—	(9)
Transfer to assets and liabilities held for sale	—	—	—	—	—	—
Translation	4	—	—	—	—	4
Balance at 31 December 2023	4,063	3,085	186	82	12	7,428
Net book value at 31 December 2023	2,060	1,253	617	385	104	4,419
Cost						
Balance at 1 January 2024	6,123	4,338	803	467	116	11,847
Additions	426	4	—	651	7	1,088
Acquired through business combination	2,784	469	297	127	—	3,677
Disposals	(6)	(18)	—	—	—	(24)
Derecognition of assets	(4)	(81)	—	—	—	(85)
Transfers and other movements (1)	248	262	7	(516)	1	2
Translation	(200)	(9)	(4)	(2)	—	(215)
Balance at 31 December 2024	9,371	4,965	1,103	727	124	16,290
Accumulated amortisation and impairments						
Balance at 1 January 2024	4,063	3,085	186	82	12	7,428
Amortisation for the year	473	195	—	—	—	668
Impairment reversal of assets	(2)	(30)	—	(28)	—	(60)
Disposals	(6)	(18)	—	—	—	(24)
Derecognition of assets	(3)	(67)	—	—	—	(70)
Transfers and other movements (1)	13	(13)	—	—	—	—
Translation	(153)	(5)	(5)	(1)	—	(164)
Balance at 31 December 2024	4,385	3,147	181	53	12	7,778
Net book value at 31 December 2024	4,986	1,818	922	674	112	8,512

Group notes to the financial statements *continued*

For the year ended 31 December 2025

15 TANGIBLE ASSETS *CONTINUED*

US dollar millions	Mine development costs	Mine infrastructure	Exploration and evaluation assets [3]	Assets under construction	Land and buildings[2]	Total
Cost						
Balance at 1 January 2025	9,371	4,965	1,103	727	124	16,290
Additions	406	28	—	1,005	10	1,449
Acquired through asset acquisition	—	—	158	—	1	159
Disposals	(12)	(81)	—	—	—	(93)
Disposal of subsidiary (refer to *notes 14.1 and 14.2*)	(521)	(204)	(210)	(9)	(12)	(956)
Derecognition of assets	(438)	(80)	(1)	(3)	—	(522)
Transfers and other movements [1]	346	332	89	(799)	—	(32)
Transfer to assets held for sale	—	—	(3)	—	(17)	(20)
Translation	139	8	3	7	—	157
Balance at 31 December 2025	9,291	4,968	1,139	928	106	16,432
Accumulated amortisation and impairments						
Balance at 1 January 2025	4,385	3,147	181	53	12	7,778
Amortisation for the year	854	334	—	—	—	1,188
Impairment of assets	—	—	98	—	—	98
Impairment reversal of assets	(38)	(13)	—	—	(2)	(53)
Disposals	(12)	(79)	—	—	—	(91)
Disposal of subsidiary (refer to *notes 14.1 and 14.2*)	(420)	(173)	(8)	—	(3)	(604)
Derecognition of assets	(437)	(73)	(1)	—	—	(511)
Transfers and other movements [1]	—	—	(1)	—	—	(1)
Transfer to assets held for sale	—	—	(3)	—	—	(3)
Translation	106	8	2	—	—	116
Balance at 31 December 2025	4,438	3,151	268	53	7	7,917
Net book value at 31 December 2025	4,853	1,817	871	875	99	8,515

(1) *Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets and asset reclassifications.*

(2) *Assets of $7m (2024: $6m; 2023: $7m) have been pledged as security*

(3) *Mining rights and dumps, which mainly comprised acquired exploration assets and previously disclosed as a separate class of assets has now been combined with exploration and evaluation assets. Accounting policies have been updated accordingly.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

15 TANGIBLE ASSETS *CONTINUED*

Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets:

US dollar millions	Tangible Assets	Right of Use Assets	Total
		2025	
Group income statement			
Impairment of assets	(98)	—	(98)
Reversal of impairment of assets	53	5	58
Net loss on disposal of assets and derecognition of assets	(48)	—	(48)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets	(93)	5	(88)
		2024	
Group income statement			
Reversal of impairment of assets	60	—	60
Profit (loss) on derecognition of assets	(2)	2	—
Net loss on disposal of assets	(2)	—	(2)
Reversal of impairment and net loss on disposal and derecognition of assets	56	2	58
		2023	
Group income statement			
Impairment of assets	(220)	(10)	(230)
Reversal of impairment of assets	35	3	38
Derecognition of assets	(36)	1	(35)
Net profit on disposal of assets	6	—	6
Net (impairment) and net loss on disposal and derecognition of assets	(215)	(6)	(221)

Impairment calculation assumptions – goodwill, tangible, right of use and intangible assets

The Group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As at 31 December 2025, no indicators of impairment were identified for the Group's cash-generating units (mine sites), other than Sunrise Dam which is subject to the annual impairment test as the cash-generating unit contains goodwill (refer to *Note 17*).

For the Group's exploration and evaluation assets, an impairment trigger was identified for the Quebradona project (refer below). The Group concluded that there were no impairment reversals, other than the impairment reversal relating to MSG (refer to *Note 14.1*).

Impairment of the Quebradona project

An indicator of impairment was identified for the Quebradona project following the denial of the application to extend the fourth exploration permit. Given the heightened political uncertainty in Colombia and uncertainty regarding potential changes to mining and environmental policy, the Group fully impaired exploration and evaluation costs of $98m relating to the Quebradona project. The carrying value of land of $75m has not been impaired, as recent valuations, which are considered a level 3 fair value measurement, indicate the carrying value of land can be recovered through a sale transaction.

In determining the recoverable amount, the Group has determined the fair value less costs of disposal, using a single predicted outcome in the discounted cash flow calculation, being that the project cannot be developed and future cash flows are zero. This is a level 3 fair value measurement. The impairment loss in 2025 was recognised and included in the Projects segment.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Impairment allocation

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Assets under construction	Land and buildings	Net Tangible Asset Impairment	Goodwill	Right of use assets	Total Impairment
US dollar millions	2025								
Americas segment									
Serra Grande	38	13	—	—	2	53	—	5	58
Projects segment									
Colombian projects	—	—	(98)	—	—	(98)	—	—	(98)
	38	13	(98)	—	2	(45)	—	5	(40)

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Assets under construction	Land and buildings	Total Tangible Asset Impairment Reversal	Goodwill	Right of use assets	Total Impairment reversal
US dollar millions	2024								
Americas segment									
Cuiabá	2	30	—	28	—	60	—	—	60
	2	30	—	28	—	60	—	—	60

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Assets under construction	Land and buildings	Total Tangible Asset Impairment	Goodwill	Right of use assets	Total Impairment
US dollar millions	2023								
Americas segment									
CdS	(30)	(9)	—	(5)	(1)	(45)	—	(2)	(47)
Cuiabá	27	(17)	—	(29)	1	(18)	—	3	(15)
Serra Grande	(47)	(39)	—	(7)	(4)	(97)	—	(8)	(105)
Projects									
Gramalote	—	—	(1)	(15)	(9)	(25)	—	—	(25)
	(50)	(65)	(1)	(56)	(13)	(185)	—	(7)	(192)

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Significant accounting judgements and estimates

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). The Mineral Reserve estimates are based on information available at the time of estimation and reflect the application of modifying factors and economic assumptions (including commodity prices, exchange rates, operating and capital costs) that support the demonstration of economic viability. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions.

A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the Group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation
- decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Accounting policies

Tangible assets are recorded at cost less accumulated amortisation, accumulated impairments and reversal of impairments. Cost includes the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction (which is considered to be qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale) is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated on a straight line basis over its expected useful life.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine and include acquired Proven and Probable Mineral Reserve and Mineral Resource at fair value at the acquisition date when a business is acquired.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated Proven and Probable Mineral Reserve. The Proven and Probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the Group. Stripping activity assets are amortised on a units-of-production method based on the Mineral Reserve of the component of the orebody to which these assets relate. Amortisation of stripping activity assets is included in cost of sales.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated Proven and Probable Mineral Reserve.

The straight-line method is used if the estimated useful life of the asset is used for amortisation as follows:

- plant and machinery up to life-of-mine
- equipment and motor vehicles up to five years and
- computer equipment up to three years.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Exploration and evaluation assets

All pre-licence and exploration costs, including geological and geographical costs, labour and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. Exploration and evaluation assets also include the fair value of exploration potential attributable at the acquisition date when a business is acquired and the attributable purchase price in the case of an asset acquisition.

While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Mineral Reserve at this location
- Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive Proven and Probable Mineral Resource after which the expenditure is capitalised as mine development cost and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development.

Stripping costs

The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to a component of the ore body that will be mined in future periods.

Components of the various ore bodies at the operations of the Group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs are capitalised as a stripping activity asset, the Group uses the average stripping ratio measure over the life of the particular open pit operation as an indicator of the quantum of production stripping costs that should be capitalised. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be expensed.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in light of additional knowledge and changes in estimates.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable Mineral Reserve exists such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Production start date

The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Mineral Reserve development.

Impairment of non-financial assets

The Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.

For non-financial assets or cash generating units (CGUs), in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or CGUs carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches. The Group generally uses fair value less cost of disposal to determine the recoverable amount of each CGU.

The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.

A CGU is the smallest identifiable Group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group's CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group's mining operations. The Group's CGUs are generally at the individual mine level, with some operating mines consisting of a combination of shafts and/or pits.

Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the asset's or CGU's carrying amount exceeds their recoverable amount.

At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

16 RIGHT OF USE ASSETS AND LEASE LIABILITIES

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Balance at 1 January 2023	345	15	360
Additions	77	6	83
Derecognition and other movements [1]	(48)	—	(48)
Translation	(1)	1	—
Balance at 31 December 2023	373	22	395
Accumulated amortisation and impairments			
Balance at 1 January 2023	197	7	204
Amortisation for the year	77	3	80
Impairment	10	—	10
Impairment reversal	(3)	—	(3)
Derecognition and other movements [1]	(38)	—	(38)
Balance at 31 December 2023	243	10	253
Net book value at 31 December 2023	130	12	142
Cost			
Balance at 1 January 2024	373	22	395
Additions	69	—	69
Acquisition through business combination	2	2	4
Derecognition and other movements [1]	(15)	—	(15)
Translation	(18)	1	(17)
Balance at 31 December 2024	411	25	436
Accumulated amortisation and impairments			
Balance at 1 January 2024	243	10	253
Amortisation for the year	83	3	86
Derecognition and other movements [1]	(14)	—	(14)
Translation	(12)	—	(12)
Balance at 31 December 2024	300	13	313
Net book value at 31 December 2024	111	12	123
Cost			
Balance at 1 January 2025	411	25	436
Additions	156	3	159
Derecognition and other movements [1]	(23)	6	(17)
Disposal of subsidiary (refer to *note 14.1*)	(26)	—	(26)
Translation	18	1	19
Balance at 31 December 2025	536	35	571
Accumulated amortisation and impairments			
Balance at 1 January 2025	300	13	313
Amortisation for the year	99	3	102
Derecognition and other movements [1]	(19)	—	(19)
Impairment reversal	(5)	—	(5)
Disposal of subsidiary (refer to *note 14.1*)	(19)	—	(19)
Translation	12	—	12
Balance at 31 December 2025	368	16	384
Net book value at 31 December 2025	168	19	187

[1] *Derecognition and other movements include amounts relating to modifications and terminations of leased assets.*

Group notes to the financial statements *continued*
For the year ended 31 December 2025

16 RIGHT OF USE ASSETS AND LEASE LIABILITIES *CONTINUED*

LEASE EXPENSES

US dollar millions	2025	2024	2023
Amounts recognised in the statement of cash flows including expenses on short-term leases, variable lease payments and leases on low value assets			
Total cash outflow on leases including expenses on short-term leases, variable lease payments and leases on low value assets	625	861	939
Amounts recognised in the income statement for lease payments not included in lease liabilities			
Expenses on short-term leases	25	23	32
Expenses on variable lease payments [1]	486	734	800
Expenses on leases of low value assets	5	2	2

[1] *The variable lease payments consist mainly of mining and drilling contracts and constitutes 78% (2024: 85%; 2023: 85%) of total lease payments made during the year. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.*

LEASE LIABILITIES

US dollar millions	2025	2024	2023
Reconciliation of lease liabilities [1]			
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:			
Opening balance	141	171	186
Acquired through business combination	—	4	—
Lease liabilities recognised	160	69	83
Repayment of lease liabilities	(92)	(91)	(94)
Finance costs paid on lease liabilities	(17)	(11)	(11)
Interest charged to the income statement	18	12	12
Modifications and terminations	—	(3)	(7)
Disposal of subsidiary (refer to *note 14.1*)	(6)	—	—
Translation	10	(10)	2
Closing balance	214	141	171
Lease liabilities			
Non-current	155	65	98
Current	59	76	73
Total	214	141	171

[1] *The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in **Note 34**.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Accounting policies

The Group assesses whether a contract is or contains a lease, at inception of a contract. Various factors are considered in assessing whether an arrangement contains a lease, including whether a service contract includes the implicit right to substantially all the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose the assets are used.

In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The Group applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone-basis.

The Group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies a single discount rate for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:

- fixed lease payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- amount expected to be payable by the lessee under residual value guarantees;
- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
- payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group has made the accounting policy choice to classify finance costs paid in relation to a lease liability as financing activities in the statement of cash flows.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:

- the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
- a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right of use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:

- periods covered by an option to extend the lease if the Group is reasonably certain to make use of that option; and / or
- periods covered by an option to terminate the lease, if the Group is reasonably certain not to make use of that option.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. The costs are included in the related right of use asset, unless those costs are incurred to produce inventories.

Right of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Group expects to exercise a purchase option, the related right of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

17 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2023	105	95	200
Additions	—	1	1
Transfers and other movements [(1)]	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	105	95	200
Accumulated amortisation and impairments			
Balance at 1 January 2023	—	94	94
Amortisation for the year	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	—	93	93
Net book value at 31 December 2023	105	2	107
Cost			
Balance at 1 January 2024	105	95	200
Additions	—	1	1
Translation	(10)	—	(10)
Balance at 31 December 2024	95	96	191
Accumulated amortisation and impairments			
Balance at 1 January 2024	—	93	93
Amortisation for the year	—	1	1
Translation	—	(1)	(1)
Balance at 31 December 2024	—	93	93
Net book value at 31 December 2024	95	3	98
Cost			
Balance at 1 January 2025	95	96	191
Additions	—	2	2
Disposal of subsidiary	—	(10)	(10)
Translation	7	1	8
Balance at 31 December 2025	102	89	191
Accumulated amortisation and impairments			
Balance at 1 January 2025	—	93	93
Amortisation for the year	—	1	1
Disposal of subsidiary	—	(10)	(10)
Translation	—	1	1
Balance at 31 December 2025	—	85	85
Net book value as 31 December 2025	102	4	106

(1) *Transfers and other movements include amounts from asset reclassifications and amounts written off.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

17 INTANGIBLE ASSETS *CONTINUED*

Impairment calculation assumptions for goodwill

2025

Based on an analysis carried out by the Group in 2025, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2025	
US dollar millions	Carrying value	Fair value less costs to dispose
Sunrise Dam	203	823

The Group determines the fair value less costs to dispose of the CGU to calculate the recoverable amount. As at 31 December 2025, the recoverable amount of Sunrise Dam exceeded its carrying amount by $620m. Sunrise Dam had $102m goodwill at 31 December 2025. The approved life-of-mine of Sunrise Dam is planned until 2033. The recoverable amount is derived from a discounted cash flow model using a nominal discount rate of 8.76%. This is a level 3 fair value measurement.

The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond Proven and Probable Mineral Reserve ounces (including Inferred Mineral Resource and mineral inventory). These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic viability. The conversion factors are applied to reflect a risk adjusted cash flow.

Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination (including mineral inventory). The Group continuously monitors production targets, including yield targets from currently mined ore-bodies, and models these results to other areas of the orebody and makes the required amendments. These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.

Assumptions used for the impairment calculations

The gold price assumption used in the impairment calculations represents the Group's best estimate of the expected nominal short-term and long-term future price of gold based on consensus outlooks.

Foreign currency cash flows are translated at estimated exchange rates, based on consensus outlooks, and then discounted using appropriate discount rates for that currency.

Assumptions	Nominal gold price per oz ($)	Real gold price per oz ($)		Exchange rate (A$/US$)		
	2025	2024	2023	2025	2024	2023
Year 1	3,900	2,650	1,995	0.69	0.65	0.68
Year 2	3,394	2,477	1,998	0.69	0.68	0.71
Year 3	3,250	2,101	1,785	0.69	0.70	0.72
Year 4	3,100	2,026	1,694	0.71	0.70	0.70
Year 5	2,878	1,988	1,666	0.71	0.69	0.70
Long-term	2,721	1,950	1,666	0.71	0.68	0.70

Sensitivity analysis

The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 22.8% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production (including mineral inventory) would not result in a material adjustment to the carrying value. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

17 INTANGIBLE ASSETS *CONTINUED*

2024

Based on an analysis carried out by the Group in 2024, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2024	
US dollar millions	Carrying value	Fair value less costs to dispose
Sunrise Dam	166	566

As at 31 December 2024, the recoverable amount of Sunrise Dam exceeded its carrying amount by $400m. Sunrise Dam had $95m goodwill at 31 December 2024. The approved life-of-mine of Sunrise Dam is planned until 2032. The fair value less costs to dispose is derived from a discounted cash flow model using a post-tax, real discount rate of 5%, which reflects specific market risk factors for the CGU. This is a level 3 fair value measurement.

The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond Proven and Probable Mineral Reserve ounces (including Inferred Mineral Resource and mineral inventory). These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic viability.

Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination (including mineral inventory). The Group continuously monitors production targets, including yield targets from currently mined ore-bodies, and models these results to other areas of the orebody and makes the required amendments. These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.

Sensitivity analysis

The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 16.1% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production would not result in a material adjustment to the carrying value.

The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

2023

Based on an analysis carried out by the Group in 2023, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2023	
US dollar millions	Carrying value	Fair value less costs to dispose
Sunrise Dam	228	263

As at 31 December 2023, the recoverable amount of Sunrise Dam exceeded its carrying amount by $35m. Sunrise Dam had $105m goodwill at 31 December 2023. The approved life-of-mine of Sunrise Dam is planned until 2028; however, for impairment testing purposes, Mineral Resource not included in the current approved life-of-mine plan where management has high confidence in the orebody and economical recovery of gold, based on historical and similar geological experience, were included in the discounted cash flow model. The attributable Mineral Resource value ounces have been included in the discounted cash flow model applied based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic viability. The fair value less costs to dispose is derived from a discounted cash flow model using a real discount rate of 5%. This is a level 3 fair value measurement.

It is estimated that a decrease of the gold price assumptions by 2.3%, or an increase in the discount rate of 5.1% to 10.1%, or an increase of 2.4% in the A$/US$ exchange rate, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked. The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the discount rate, foreign exchange and production. Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying value.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Significant accounting judgements and estimates

For the significant assumptions relating to impairments in general see *Note 17*. The forecasted gold price is considered a significant input with estimation uncertainty.

Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resource and mineral inventory) have been included in the life-of-mine plan for the Sunrise Dam CGU. The inclusion of the mineral inventory is supported by the repeated ability of the operation to replenish depleted Mineral Resource from exploration success providing confidence that the mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine this additional material are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic viability.

Accounting policies

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

Goodwill is not amortised, is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing. No unallocated goodwill exists within the Group.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

18 PRINCIPAL OPERATING SUBSIDIARIES AND JOINT OPERATIONS

AngloGold Ashanti plc is the ultimate parent of the Group. Its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, a company incorporated in the Isle of Man, primarily holds all of the Group's interests in companies incorporated outside of South Africa. The following table presents each of the Group's principal operating subsidiaries and joint operations (including direct and indirect holdings), the percentage of shares of each subsidiary and joint operation owned and the country of incorporation at 31 December 2025. There are no significant restrictions on the ability of the Group's subsidiaries or joint operations to transfer funds to AngloGold Ashanti plc in the form of cash dividends or repayment of loans or advances. Refer to *Note 36* for a complete list of related undertakings.

			Percentage held		
For the year ended 31 December	**Country of incorporation**	**Holding**	**2025**	2024	2023
Principal operating subsidiaries					
AngloGold Ashanti Australia Limited [(1)]	Australia	Indirect	100	100	100
AngloGold Ashanti (Pty) Ltd	South Africa	Direct	100	100	100
AngloGold Ashanti Holdings plc	Isle of Man	Direct	100	100	100
AngloGold Ashanti USA Incorporated	United States of America	Indirect	100	100	100
AngloGold Ashanti Córrego do Sítio Mineração S.A.	Brazil	Indirect	100	100	100
AngloGold Ashanti (Ghana) Limited [(2)]	Ghana	Indirect	100	100	100
AngloGold Ashanti (Iduapriem) Limited	Ghana	Indirect	100	100	100
Cerro Vanguardia S.A.	Argentina	Indirect	92.50	92.50	92.50
Geita Gold Mining Limited	Tanzania	Indirect	100	100	100
Mineração Serra Grande S.A. [(3)]	Brazil	Indirect	—	100	100
Société AngloGold Ashanti de Guinée S.A.	Republic of Guinea	Indirect	85	85	85
Sukari Gold Mines Company	Egypt	Indirect	50	50	—
Unincorporated joint operation					
Tropicana joint operation	Australia	Indirect	70	70	70

(1) *Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.*

(2) *Operates the Obuasi mine in Ghana.*

(3) *Disposed by AngloGold Ashanti in December 2025. Refer to* ***note 14.1.***

Non-controlling interests

The Group has subsidiaries with non-controlling interests. Except for Sukari Gold Mines Company (Sukari), which is part of the Centamin group, none of the remaining non-controlling interests were material to the statement of financial position. Sukari and the Group have non-coterminous year-ends, with Sukari's year-end being 30 June.

	2025	
Name	**Non-controlling interest % holding**	**Country of incorporation**
Sukari Gold Mines Company	50	Egypt

Financial information of Sukari for the year ended 31 December is provided below:

US dollar millions	**2025**	2024
Profit allocated to material non-controlling interests	482	14
Accumulated balances of material non-controlling interests	1,758	1,836

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Summarised financial information of Sukari for the year ended 31 December at 100% is as follows. The information is based on amounts including intercompany balances.

US dollar millions	2025	2024
Statement of profit or loss		
Revenue	1,752	119
Profit for the period	964	33
Total comprehensive income for the period, net of tax	963	33
Attributable to non-controlling interests	482	14
Distributions paid to non-controlling interests	(547)	(62)
Statement of financial position as at 31 December		
Non-current assets	3,319	3,558
Current assets	355	319
Non-current liabilities	(47)	(54)
Current liabilities	(233)	(245)
Total equity	3,394	3,578
Statement of cash flows for the period ended 31 December		
Cash inflow from operating activities	1,318	82
Cash outflow from investing activities	(254)	(19)
Cash outflow from financing activities	(1,120)	(74)
Net decrease in cash and cash equivalents	(56)	(11)

Accounting policies

Foreign currency translations

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is United States Dollars. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On disposal of the foreign operation, the resulting FCTR is recycled to the income statement. The settlement or partial settlement of a permanent loan which is considered part of the net investment in the foreign operation, with no change in the percentage shareholding, does not constitute a disposal or partial disposal of the foreign operation.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

19 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2025	2024	2023
Carrying value			
Investments in associates	78	43	38
Investments in joint ventures [1]	648	487	561
	726	530	599

[1] *Cash dividends received from joint ventures amounted to $122m (2024: $88m; 2023: $180m).*

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates[1] is as follows:

US dollar millions	2025	2024	2023
Aggregate statement of profit or loss for associates (attributable)			
Revenue	64	50	39
Operating expenses	(27)	(26)	(18)
Taxation	(10)	(7)	(5)
Profit for the year [2]	27	17	16
Total comprehensive income for the year, net of tax	27	17	16

[1] *AngloGold Ashanti has a 42.4% interest in Rand Refinery (Pty) Ltd.*
[2] *Includes share of non-controlling interest.*

Investments in material joint ventures comprise:

	Effective %				
Name	2025	2024	2023	**Description**	**Country of incorporation and operation**
Kibali Goldmines S.A.[1]	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1] *AngloGold Ashanti has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds a 90% interest in Kibali Goldmines S.A.*

US dollar millions	2025	2024	2023
Carrying value of joint ventures			
Kibali (Jersey) Limited	648	487	561
Impairment of investment in joint venture			
Société d'Exploitation des Mines d'Or de Yatela S.A.[1]	—	(2)	(1)
The cumulative unrecognised share of losses of the joint ventures:			
Société d'Exploitation des Mines d'Or de Yatela S.A.[1]	—	—	2

[1] *On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40% interests in Société d'Exploitation des Mines d'Or de Yatela S.A. to the government of Mali.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

19 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES *CONTINUED*

Summarised financial information of the Kibali joint venture is as follows (not attributable) [(1)]:

US dollar millions	2025	2024	2023
Statement of profit or loss			
Revenue	2,314	1,652	1,488
Other operating costs and expenses	(811)	(689)	(682)
Amortisation of tangible and intangible assets	(218)	(197)	(214)
Finance costs, unwinding of obligations and cash repatriation fee	(74)	(80)	(19)
Interest received	5	3	4
Share of profits of equity accounted joint venture	1	1	1
Taxation	(703)	(376)	(185)
Profit for the year	514	314	393
Total comprehensive income for the year, net of tax	514	314	393
Dividends received from joint venture (attributable)	122	88	180
Statement of financial position			
Non-current assets	2,605	2,537	2,485
Current assets	297	302	215
Cash and cash equivalents	244	89	123
Total assets	3,146	2,928	2,823
Non-current financial liabilities	75	72	55
Other non-current liabilities	480	494	409
Current financial liabilities	692	958	1,023
Other current liabilities	476	347	144
Total liabilities	1,723	1,871	1,631
Net assets	1,423	1,057	1,192
Group's share of net assets	712	529	596
Other [(1)]	(64)	(42)	(35)
Carrying amount of interest in joint venture	648	487	561

(1) *Includes amounts relating to additional costs and contributions at acquisition as well as non-controlling interests related to Société Minière de Kilo-Moto S.A. (SOKIMO).*

Joint venture loan receivable

Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders. The loan receivable is set out in the following table:

US dollar millions	2025	2024
Opening balance	463	506
Dividend in specie declared [(1)]	—	70
Repayments	(161)	(149)
Interest accrued	31	36
Closing balance [(2)]	333	463

(1) *During December 2024, a loan of $70m (2023: $506m) was granted which bears semi-annual interest at 7.675% (2023: 7.875%) and is repayable on demand. This loan was fully settled in December 2025.*

(2) *Included in the statement of financial position as a short-term loan receivable of $133m (2024: $260m; 2023: $148m) and a long-term loan receivable of $200m (2024: $203m; 2023: $358m) based on the Kibali Goldmines S.A. future estimated cash flows and the intention of when AngloGold Ashanti expects to receive settlement of the loan.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

19 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES *CONTINUED*

Accounting policies

A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture, the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.

Joint ventures and associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

In the statement of cash flows, dividends received from joint ventures are included in operating activities as the Group has joint control over the strategic, financial and operating policy decisions. Dividends received from associates are included in investing activities as the Group only exercises significant influence over the financial and operating policies.

20 INVENTORIES

US dollar millions	2025	2024	2023
Non-current			
Raw materials - ore stockpiles	175	158	2
Current			
Raw materials			
- ore stockpiles	340	289	238
- heap-leach inventory	16	17	14
Work in progress			
- metals in process	73	66	51
- gold concentrate in process	—	—	1
Finished goods			
- gold doré/bullion	58	77	64
- by-products	1	2	—
- gold concentrate	2	—	5
Total metal inventories	490	451	373
Mine operating supplies	586	604	456
	1,076	1,055	829
Total inventories[1]	1,251	1,213	831

[1] *The amount of the write-down of ore stockpiles, heap-leach inventory, work in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense is $10m (2024: $14m; 2023: $6m).*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Accounting policies

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- gold concentrate is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity and not expected to be processed in the next 12 months;
- by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

21 TRADE, OTHER RECEIVABLES AND OTHER ASSETS

US dollar millions	2025	2024 Restated (1)	2023 Restated (1)
Non-current			
Deferred consideration asset (financial assets)	64	—	—
Prepayments	8	7	14
Recoverable tax, rebates, levies and duties	173	192	198
Other receivables (financial assets)	4	14	—
	249	213	212
Current			
Trade receivables (financial assets)	122	47	25
Deferred consideration asset (financial assets)	46	—	—
Prepayments	63	59	41
Recoverable tax, rebates, levies and duties	183	145	119
Dividend receivable from Kibali joint venture	—	55	—
Other receivables (financial assets)	12	50	8
	426	356	193
Total trade, other receivables and other assets	675	569	405

There is a concentration risk of recoverability in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to quantify the current fair value and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and income taxes available for off-sets, if applicable. A reasonable possible change in the risk-free discount rate and/or expected timing of recovery used in the weighted probability model would not have a material impact on the fair value recognised.

These values are summarised as follows:

	2025	2024	2023
Recoverable value added tax (2)	206	215	229
Appeal deposits	85	70	51

(1) *Contingent considerations of $48m for 2024 (2023: $48m) that were previously reported as part of trade receivables and other assets are now reported separately on the statement of financial position as a result of a change in presentation policy. The change was made to provide more relevant and reliable information to users of the financial statements given the nature and measurement basis of these receivables. Comparative periods have been reclassified.*

(2) *Geita Gold Mining Limited in Tanzania VAT receivable balance was $171m (2024: $163m; 2023: $153m).*

22 CASH RESTRICTED FOR USE

US dollar millions	2025	2024	2023
Non-current			
Cash restricted for environmental and rehabilitation obligations (1)	44	41	34
Current			
Cash restricted by prudential solvency requirements (2)	23	20	23
Cash balances held by joint operations	—	—	11
	23	20	34
Total cash restricted for use	67	61	68

(1) *Reclamation bonds provided to the Environmental Protection Agency in Ghana and guarantees provided to Minas Gerais State Government in Brazil for environmental and rehabilitation obligations.*

(2) *Cash held by the Group's captive insurance company to maintain the solvency capital requirement.*

Accounting policies

Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust and separate bank accounts. Cash restricted for use for more than 12 months after year end is classified as a non-current financial asset.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

23 CASH AND CASH EQUIVALENTS

US dollar millions	2025	2024	2023
Cash and cash equivalents	2,905	1,425	964
Bank overdraft	(23)	(28)	(9)
Per Statement of Cash Flows	2,882	1,397	955

Accounting policies

Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows, cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group’s cash management.

The Group has made the accounting policy choice to classify interest received as investing activities in the statement of cash flows.

24 SHARE CAPITAL AND PREMIUM

Number of shares	2025	2024	2023
Issued and fully paid ordinary shares at a nominal value of $1			
Ordinary shares issued at the beginning of the year	503,527,052	419,729,856	—
Issued in terms of the corporate restructuring	—	—	419,685,792
Issued in terms of acquisition of Centamin	—	82,497,229	—
Issued in terms of employee share awards	1,480,413	1,299,967	44,064
Ordinary shares issued at the end of the year	505,007,465	503,527,052	419,729,856

Accounting policies

Ordinary shares are classified as equity and incremental costs directly attributable to the issue of new shares or options are shown directly in equity as a deduction, net of tax, from the proceeds.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

25 BORROWINGS

US dollar millions	Expiry date	Currency	Interest Rate	2025 Contract Amount	2025 Available facilities [2]	2025 Utilised facilities	2024 Utilised facilities	2023 Utilised facilities
Unsecured								
Debt arrangements [1]								
Rated bonds	November 2028	US dollar	3.375%	750	—	750	750	750
Rated bonds	October 2030	US dollar	3.75%	700	—	700	700	700
Rated bonds	April 2040	US dollar	6.5%	300	—	300	300	300
Unamortised loan costs						(16)	(20)	(23)
Interest accrued						11	11	11
						1,745	1,741	1,738
Banking facilities								
Geita revolving credit facility [4]	February 2028	US dollar, Tanzanian shilling	SOFR+credit adj+6.7%, Tanzanian Treasury Bill+5%	302	5	299	—	189
Siguiri revolving credit facility [3][4]	October 2028	US dollar	SOFR+8%	65	65	—	68	68
Multi-currency revolving credit facility [4]	June 2029	US dollar, Australian dollar	SOFR+credit adj+1.45%, BBSY+1.45%	1,400	1,400	—	175	244
						299	243	501
Total borrowings						2,044	1,984	2,239

Group notes to the financial statements *continued*

For the year ended 31 December 2025

US dollar millions	2025	2024	2023
Total borrowings	2,044	1,984	2,239
Current portion of borrowings	(19)	(83)	(207)
Total non-current borrowings	2,025	1,901	2,032
Amounts falling due			
Within one year	19	83	207
Between one and two years	—	—	65
Between two and five years	1,732	918	985
After five years	293	983	982
	2,044	1,984	2,239
Change in liabilities arising from financing activities:			
Reconciliation of borrowings (excluding lease liabilities) (5)			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	1,984	2,239	1,983
Proceeds from borrowings	285	655	343
Repayment of borrowings	(245)	(909)	(87)
Finance costs paid on borrowings	(106)	(114)	(99)
Deferred loan fees	4	—	(2)
Interest charged to the income statement	111	114	108
Translation	11	(1)	(7)
Closing balance	2,044	1,984	2,239
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	106	114	99
Capitalised finance cost	—	—	—
Interest paid on tax liability	46	—	—
Commitment fees, utilisation fees and other borrowing costs	12	12	12
Total finance costs paid	164	126	111

(1) *The rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti plc.*

(2) *Represents undrawn capital on borrowings facilities.*

(3) *During October 2025, the Siguiri revolving credit facility was repaid and extended.*

(4) *In terms of the multi-currency revolving credit facility, the Geita revolving credit facility and the Siguiri revolving credit facility agreements, the leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The revolving credit facility agreement also makes provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCF. The Group is required to demonstrate compliance with its financial maintenance covenant requirement every six months (i.e., at the end of each financial year and each half-year of each financial year). At 31 December 2025, the Group was in compliance with its financial maintenance covenant per the RCF agreement.*

(5) *Refer to **Note 16** for changes in lease liabilities arising from financing activities.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

26 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

US dollar millions	Provision for decommissioning	Provision for restoration	Provision for silicosis	Other provisions [2]	Total
Balance at 1 January 2025	203	497	14	51	765
Changes in estimates - recognised in profit or loss [1]	—	74	1	63	138
Change in estimates - capitalised [1]	(3)	—	—	—	(3)
Acquired through asset acquisition (see *note 13.2*)	—	2	—	—	2
Transfer to held for sale	—	(9)	—	—	(9)
Utilised during the year	—	(75)	(2)	(36)	(113)
Unwinding of provision	9	24	2	—	35
Disposal of subsidiary (see *note 14.1*)	(7)	(9)	—	(14)	(30)
Translation	4	19	2	9	34
Balance at 31 December 2025	206	523	17	72	818
Current portion	3	86	5	37	131
Non-current portion	203	437	12	35	687

US dollar millions	Provision for decommissioning	Provision for restoration	Provision for silicosis	Other provisions	Total
Expected cash flows					
Within one year	3	86	5	37	131
Between one and two years	5	42	5	35	87
Between two and five years	29	153	6	—	188
Between five and ten years	105	146	1	—	252
After ten years	64	96	—	—	160
	206	523	17	72	818

US dollar millions	2025
Sensitivity analysis – Provision for decommissioning [3]	
A change in cash flows has a significant impact on the amounts recognised in the statement of financial position. A reasonable possible change in the discount rate used in the calculation would not have a material impact on the value of the decommissioning provision. A 10% change in the cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in cash flows	21
Effect of decrease in assumptions:	
10% change in cash flows	(21)
Sensitivity analysis – Provision for restoration[3]	
A change in cash flows has a significant impact on the amounts recognised in the income statement. A reasonable possible change in the discount rate used in the calculation would not have a material impact on the value of the restoration provision. A 10% change in the cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in cash flows	52
Effect of decrease in assumptions:	
10% change in cash flows	(52)

(1) *The change in estimates relating to the provision for decommissioning and restoration is attributable to shifts in discount rates from global economic assumption changes, alterations in mine plans affecting cash flows, updates in design for closure of tailings storage facilities and in revised methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life-of-mine.*

(2) *Other provisions comprise claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. These liabilities are expected to be settled over the next five-year period.*

(3) *The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

26 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS *CONTINUED*

Environmental obligations

Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end-of-life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

The following are the various bonds, guarantees or cash held at operations:

US dollar millions	2025	2024	2023
Australia			
Amounts paid into Mine Rehabilitation Fund	11	9	9
Iduapriem			
Cash component of bond	12	12	12
Bond guarantee, issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $61m (2024: $47m; 2023: $45m)	49	45	41
Obuasi			
Cash component of bond	22	22	22
Bond guarantee issued by First National Bank Ghana Limited, Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $160m (2024: $148m; 2023: $168m)	30	30	30
Córrego do Sítio			
Bank guarantee, issued by Banco De Desenvolvimento De Minas Gerais S.A, for a current carrying value of the liability of $130m (2024: $91m)	9	7	—

In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Significant accounting estimates and judgements

Significant judgement is applied in estimating the cost of rehabilitation that will be required in future to rehabilitate the Group's mines, related surface infrastructure and tailings dams. The final cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	2025
Group environmental rehabilitation (excluding Australia and Brazil environmental rehabilitation)	
USD inflation rate (range)	1.8% - 2.8%
USD discount rate (range)	3.4% - 4.4%
Australia environmental rehabilitation	
AUD inflation rate (range)	2.6% - 3.1%
AUD discount rate (range)	4.4% - 4.7%
Brazil environment rehabilitation	
Brazil inflation rate (range)	3.9% - 4.1%
Brazil discount rate (range)	5.5% - 5.6%

Group notes to the financial statements *continued*

For the year ended 31 December 2025

26 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS *CONTINUED*

Accounting policies

The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates.

Contingencies are included in the provision to cater for specific risks. Where the rehabilitation plans are only at a planning or conceptual stage and there is a low level of detail, this will require a higher contingency to cater for the risk and conversely a lower contingency is required where more detailed plans are available. This is in line with the engineering and environmental project management standard practice.

Environmental expenditure

The Group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from dismantling and removing an asset and restoring the site on which it is located. The obligation is incurred at the time the asset is put in place or as a consequence of using the asset for purposes other than to produce inventories. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement as finance costs. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage as a result of operating the asset to produce inventories. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Other

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the Group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

27 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

US dollar millions	2025	2024	2023
Defined benefit plans			
The retirement schemes consist of the following:			
Post-retirement medical scheme for AngloGold Ashanti's South African employees	56	52	59
Other defined benefit plans	5	5	5
	61	57	64
Post-retirement medical scheme for AngloGold Ashanti's South African employees			
The provision for post-retirement medical funding represents the provision for healthcare benefits for employees and retired employees and their registered dependents.			
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2025.			
Information with respect to the defined benefit liability is as follows:			
Benefit obligation			
Balance at beginning of year	52	59	66
Interest cost	5	6	6
Benefits paid	(6)	(6)	(6)
Actuarial gain	(1)	(6)	(2)
Translation	6	(1)	(5)
Balance at end of year	56	52	59
Assumptions			
Assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	8.05 %	9.92 %	10.77 %
Expected increase in healthcare costs	4.92 %	6.86 %	7.37 %
Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% point change in assumed healthcare cost trend rates would have the following effect:			
Effect on post-retirement benefit obligation - 1% point increase	4	3	4
Effect on post-retirement benefit obligation - 1% point decrease	(3)	(3)	(3)
The Company purchased annuities to partly meet its obligations to pay medical aid contributions. The annuities are payable monthly and cover 100% of the medical aid contributions payable to retired members.			

Group notes to the financial statements *continued*

For the year ended 31 December 2025

27 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS *CONTINUED*

US dollar millions	2025	2024	2023
Reimbursive right for post-retirement benefits			
Balance at the beginning of the year	49	35	12
Premiums paid	—	20	21
Benefits paid	(6)	(6)	(6)
Interest income	5	4	2
Actuarial loss	(4)	(2)	7
Translation	7	(2)	(1)
Balance at end of year	51	49	35

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members. The future annuity payments make appropriate allowance for future increases in line with CPI. The main inputs used in the valuation model are healthcare cost inflation of 3.67% (2024: 5.61%), demographic assumptions and medical aid contribution increases of 4.92% (2024: 6.86%). This is considered a level 3 fair value input.

Cash flows			
Estimated future benefit payments			
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:			
2026	7	6	8
2027	7	6	8
2028	6	6	8
2029	6	6	7
2030	6	6	7
Thereafter	24	22	26

Accounting policies

Post-employment benefit obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

The determination of the Group's obligation and expense for post-retirement liabilities, including the Group’s reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, healthcare inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the Group recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value, similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These assets are valued annually by independent qualified actuaries.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

28 DEFERRED TAXATION

US dollar millions	2025	2024 Restated [(2)]	2023 Restated [(2)]
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities [(2)]			
Tangible assets (owned) [(2)]	685	612	548
Right of use assets	53	35	45
Inventories	19	24	26
Other [(1)]	39	40	25
	796	711	644
Assets			
Provisions	216	202	207
Lease liabilities	59	39	50
Tax losses	18	41	110
Other	9	12	14
	302	294	381
Net deferred taxation liability	494	417	263
Included in the statement of financial position as follows:			
Deferred tax assets [(2)]	106	85	132
Deferred tax liabilities [(2)]	600	502	395
Net deferred taxation liability [(2)]	494	417	263

(1) *Provision has been made for taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures and associates, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $2,543m (2024: $2,904m; 2023: $1,334m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.*

(2) *Refer to **note 1.4** for the restatement of the prior years.*

29 TRADE AND OTHER PAYABLES

US dollar millions	2025	2024	2023
Financial liabilities			
Trade payables [(1)]	558	566	432
Accruals	193	141	128
Derivative financial liabilities	—	—	15
Other financial liabilities	—	20	—
Non financial liabilities			
Employee related payables	165	137	114
Other payables	85	93	83
Total trade and other payables	1,001	957	772

(1) *Current trade and other payables are non-interest bearing and normally settled within 60 days.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

30 NET TAXATION LIABILITY

US dollar millions	2025	2024 Restated [1]	2023 Restated [1]
Balance at beginning of year [1]	276	128	89
Refunds during the year	11	6	36
Payments during the year	(742)	(189)	(116)
Taxation of items included in the income statement [1]	1,031	462	218
Offset of VAT and other taxes	(179)	(114)	(87)
Disposal of subsidiaries [2]	(12)	—	—
Translation	(11)	(17)	(12)
Balance at end of year[1]	374	276	128
Included in the statement of financial position as follows:			
Trade, other receivables and other assets	(3)	(1)	(18)
Taxation liability [1]	377	277	146
	374	276	128

[1] *Refer to **note 1.4** for the restatement of the prior years.*

[2] *The amount has been settled subsequent to the disposal of subsidiary and is included as part of the taxation paid number per the Group cash flow statement. Refer to **Note 14.1** disposal of subsidiary.*

31 CASH GENERATED FROM OPERATIONS

US dollar millions	2025	2024	2023
Profit before taxation	4,276	1,672	63
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	—	(15)	9
Amortisation of tangible and right of use assets *(Note 4)*	1,286	751	657
Amortisation of intangible assets *(Note 4)*	1	1	1
Finance costs and unwinding of obligations *(Note 6)*	220	167	157
Environmental, rehabilitation, silicosis and other provisions	(64)	(57)	(75)
Net impairment (reversal of impairment)	40	(47)	234
Net loss (profit) on sale of assets and derecognition of assets	48	(14)	(14)
Other expenses (non-cash portion)	110	33	71
Finance income	(152)	(160)	(127)
Share of associates and joint ventures' profit	(255)	(155)	(207)
Other non-cash movements	12	116	27
Other exchange losses	61	25	168
Movements in working capital	(174)	(254)	(93)
	5,409	2,063	871
Movements in working capital:			
Increase in inventories	(57)	(78)	(58)
Increase in trade, other receivables and other assets	(219)	(182)	(117)
Increase in trade and other payables	102	6	82
	(174)	(254)	(93)

Group notes to the financial statements *continued*

For the year ended 31 December 2025

32 RELATED PARTIES

US dollar millions	2025	2024	2023
Material related party transactions were as follows (not attributable):			
Purchases and services acquired from related parties			
Associates	11	12	12
Loan advanced to joint ventures and associates			
Joint ventures	333	463	506

Key management remuneration

Key management remuneration includes executive and non-executive directors as well as executive management that held office in the current year. Refer to the Remuneration Report for full details of remuneration of key management personnel.

US dollar thousands						2025	2024	2023
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus	Transition award (2)	Total (3)	Total	Total
Executive Directors	2,476	579	228	2,574	1,637	7,494	6,262	9,899

(1) *Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.*

(2) *Transition awards comprised one-third cash and two-thirds share awards.*

(3) *No regular share awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.*

US dollar thousands						2025	2024	2023
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus	Transition award (2)	Total (3)	Total	Total
Executive Management	3,553	725	833	3,161	2,044	10,316	8,317	12,029

(1) *Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.*

(2) *Transition awards comprised one-third cash and two-thirds share awards.*

(3) *No regular share awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.*

US dollar thousands				2025	2024	2023
	Director fees (1)	Committee fees (2)	Travel allowance	Total	Total	Total
Non-executive Directors	1,265	472	164	1,901	2,120	2,268

(1) *Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.*

(2) *Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings. In 2025, this included an additional Compensation and Human Resources Committee meeting in February 2025.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

33 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

US dollar millions	2025	2024	2023
Capital commitments			
Acquisition of tangible assets			
Contracted for	378	224	141
Not contracted for	811	345	392
Authorised based on Group's approval framework (1)	1,189	569	533
Allocated to:			
Non-sustaining capital			
- within one year	260	289	240
- thereafter	253	—	74
	513	289	314
Sustaining capital			
- within one year	666	280	205
- thereafter	9	—	14
	675	280	219
Share of underlying capital commitments of joint ventures included above	—	—	—
Purchase obligations			
Contracted for			
- within one year	741	640	428
- thereafter	945	595	271
	1,686	1,235	699

(1) *Capital commitments increased in 2025 mainly due to sustaining capital for Sukari, and project capital for tailings storage facilities and Block 3 execution at Siguiri.*

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Litigation claims

On 27 March 2023, Altius Royalty Corporation (Altius) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (AGANA) regarding the geographic scope of a 1.5% net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Arthur Gold Project (previously the Expanded Silicon project) as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA. When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. Through that conferral and submission process, the parties agreed that (i) 2,400 mining claims were included within the royalty and (ii) 2,112 claims were excluded from the royalty. The parties could not agree on the royalty status of the remaining 1,978 claims. On 12 August 2025, the arbitration panel issued its final award in which it resolved the status of those still-disputed claims, holding that only 24 are subject to the royalty and the remaining 1,954 claims are excluded from the royalty. Pending the recordation of a memorandum (which is in final form between AGANA and Altius) with the Nye County Recorder's Office relating to such final award, this dispute has been resolved.

Brazil – AngloGold Ashanti Mineração

The Brazil Tax Authority has challenged various aspects of the companies' tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $38m (2024: $37m) and has not been recognised as a liability. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes there is a chance of an adverse outcome.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES

The Group's financial assets and liabilities are classified as set out below.

US dollar millions	At fair value through profit or loss	At fair value through other comprehensive income	At amortised cost
2025			
Financial assets			
Other investments	1	11	—
Loan receivable	—	—	333
Trade, other receivables and other assets	—	—	248
Contingent consideration assets	122	—	—
Cash restricted for use	—	—	67
Cash and cash equivalents	—	—	2,905
Financial liabilities			
Borrowings	—	—	2,044
Lease liabilities	—	—	214
Trade and other payables	—	—	751
Bank overdraft	—	—	23
2024			
Financial assets			
Other investments	1	53	—
Loan receivable	—	—	463
Trade, other receivables and other assets [(1)]	—	—	111
Contingent consideration assets [(1)]	48	—	—
Cash restricted for use	—	—	61
Cash and cash equivalents	—	—	1,425
Financial liabilities			
Borrowings	—	—	1,984
Lease liabilities	—	—	141
Trade and other payables	—	—	727
Bank overdraft	—	—	28
2023			
Financial assets			
Other investments	1	—	—
Loan receivable	—	—	506
Trade, other receivables and other assets [(1)]	—	—	33
Contingent consideration assets [(1)]	48	—	—
Cash restricted for use	—	—	68
Cash and cash equivalents	—	—	964
Financial liabilities			
Borrowings	—	—	2,239
Lease liabilities	—	—	171
Trade and other payables	—	—	560
Derivative financial liabilities	15	—	—
Bank overdraft	—	—	9

(1) *Contingent consideration, which was previously reported as part of trade, other receivables and other assets, is now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

In the normal course of its operations, the Group is exposed to gold price and other commodity price risk, foreign exchange risk, interest rate risk, liquidity risk and credit risk. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The Board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the Group

Risk management activities within the Group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Group's counterparties.

The financial risk management objectives of the Group are defined as follows:

- safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.

Capital management

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Group remains in a sound financial position.

The capital structure of the Group consists of net debt (borrowings as detailed in *Note 25*, offset by cash and bank balances detailed in *Note 23*) and equity of the Group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (leverage ratio). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Group's Revolving Credit Facility (RCF) agreements. The leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The RCFs also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCFs.

At 31 December 2025, the Group was in compliance with all of the financial maintenance covenants per its loan agreements.

Market risk

Commodity price risk

Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold and Brent Crude oil. The Group currently does not have any derivative financial instruments to manage this risk.

Foreign exchange risk

The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in foreign exchange rates.

The table below shows the significant currency exposure which arises mainly on borrowings and cash denominated in a currency other than the functional currency of entities within the Group. The amounts have been presented in US dollar by converting the foreign currency amount at the closing rate at the reporting date.

US dollar millions	2025	2024	2023
Cash and cash equivalents			
Australian dollar	149	59	47
Ghanaian cedi	72	51	28
Borrowings			
Tanzanian shilling	117	—	126

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Sensitivity analysis

The following table discloses the approximate foreign exchange risk sensitivities at 31 December (assuming all other variables remain constant). Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2025	2024	2023
Cash and cash equivalents				
Australian dollar (AUD/$)	Spot +10%	(14)	(5)	(4)
Ghanaian cedi (GHS/$)	Spot +10%	(7)	(5)	(3)
Australian dollar (AUD/$)	Spot -10%	17	7	5
Ghanaian cedi (GHS/$)	Spot -10%	8	6	3
Borrowings				
Tanzanian shilling (TZS/$)	Spot +10%	11	—	11
Tanzanian shilling (TZS/$)	Spot -10%	(13)	—	(14)

Interest rate risk

The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States, Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.

US dollar millions	2025	2024	2023
Fixed rate instruments			
Borrowings	1,745	1,741	1,738
Joint venture loan receivable	333	463	506
Variable rate instruments			
Cash restricted for use	67	61	68
Cash and cash equivalents	1,425	929	742
Borrowings	299	243	501

Sensitivity analysis

The following table shows the approximate interest rate sensitivities of financial assets and financial liabilities at 31 December (assuming that all other variables remain constant).

Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2025	2024	2023
Cash and cash equivalents				
United States dollar	1% increase	12	7	5
Australian dollar	1% increase	1	1	—
Borrowings				
United States dollar	1% increase	(2)	(2)	(4)
Tanzanian shilling	1% increase	(1)	—	(1)

A decrease in interest rates would have the equal and opposite effect to the amounts disclosed above.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short-, medium- and long-term funding and liquidity management requirements.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The Group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (*Note 25*).

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

The contractual maturities of undiscounted financial liabilities, including interest payments, are as follows:

US dollar millions	Within one year	Between one and two years	Between two and five years	After five years	Total
2025					
Non-derivative financial liabilities					
Trade and other payables	751	—	—	—	751
Bank overdraft	23	—	—	—	23
Borrowings	108	106	1,915	485	2,614
Lease liabilities	74	44	86	71	275
Financial guarantee contract [(1)]	18	—	—	—	18
	974	150	2,001	556	3,681

[(1)] *Carrying value at 31 December 2025 is immaterial as the likelihood of default is considered remote.*

US dollar millions	Within one year	Between one and two years	Between two and five years	After five years	Total
2024					
Non-derivative financial liabilities					
Trade and other payables	727	—	—	—	727
Bank overdraft	28	—	—	—	28
Borrowings	157	82	1,144	1,231	2,614
Lease liabilities	85	35	27	22	169
	997	117	1,171	1,253	3,538
2023					
Derivative financial liabilities					
Oil forward contracts	15	—	—	—	15
Non-derivative financial liabilities					
Trade and other payables	560	—	—	—	560
Bank overdraft	9	—	—	—	9
Borrowings	312	160	1,255	1,277	3,004
Lease liabilities	75	65	18	29	187
	971	225	1,273	1,306	3,775

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Overview of the credit risk profile of financial institutions is as follows:

	2025	2024	2023
Cash and cash equivalents			
Low (AAA to A-)	91 %	83 %	82 %
Medium (BBB to B-)	8 %	14 %	12 %
High (CCC+ and below)	1 %	3 %	6 %
Restricted cash			
Low (AAA to A-)	— %	— %	16 %
Medium (BBB to B-)	100 %	100 %	84 %

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material. Trade and other receivables, that are past due but not impaired totalled $9m (2024: $14m; 2023: $14m).

The Group is also exposed to credit risk relating to the deferred consideration assets of $110m recognised in 2025 on the sale of the Doropo assets. The Group has assessed the credit rating of the counterparty to be medium (B credit rating) which has resulted in no significant expected credit losses to be recognised. In addition, the Kibali loan receivable of $333m (2024: $463m; 2023: $506m) was assessed to have low credit risk at initial recognition and continues to be assessed as low credit risk at the reporting date. The counterparty is a joint venture entity in which the Group has an equity interest and is subject to ongoing governance, oversight and financial reporting to the Group. Given the strong credit profile of the counterparty, ongoing repayments, and the governance and oversight arrangements in place, the probability of default is considered low. Accordingly, no material expected credit losses have been recognised on the loan receivable as at the reporting date.

The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December.

Financial instrument	Fair value As at December 2025	Carrying value As at December 2025	Fair value As at December 2024	Carrying value As at December 2024	Fair value As at December 2023	Carrying value As at December 2023	Valuation method	Significant inputs	Fair value hierarchy of inputs
At fair value through profit and loss									
Contingent consideration asset - Mponeng (1)(2)	23	23	23	23	26	26	Probability weighted discounted cash flow	The production plan over the contingent consideration period	Level 3
Contingent consideration asset - Gramalote (1)(2)	18	18	25	25	22	22	Probability weighted discounted cash flow	Stage gate payments over the contingent period and discount rates	Level 3
Contingent consideration asset - Mansala (2)	23	23	—	—	—	—	Probability weighted discounted cash flow	Contingent payment and discount rates	Level 3
Contingent consideration asset - ABC (2)	14	14	—	—	—	—	Probability weighted discounted cash flow	Stage gate payments over the contingent period and discount rates	Level 3
Contingent consideration asset - MSG (2)	44	44	—	—	—	—	Discounted cash flow	The production plan over the contingent consideration period, forecasted gold prices and discount rates	Level 3
Derivative financial liability - gold zero-cost collar contracts (3)	—	—	—	—	15	15	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding ounces of gold on open contracts, risk free rates and volatilities	Level 2
At fair value through other comprehensive income									
Listed equity investments	11	11	53	53	—	—			Level 1
At amortised cost									
Borrowings - Rated bonds	1,729	1,745	1,631	1,741	1,567	1,738			Level 1
Borrowings - Revolving Credit Facilities	299	299	243	243	501	501	Discounted cash flow	Market related interest rates	Level 3
Deferred consideration asset - Doropo (4)	110	110	—	—	—	—	Discounted cash flow	Deferred payments over the consideration period and discount rates	Level 3
Joint venture loan receivable	333	333	463	463	506	506	Discounted cash flow	Market related interest rates	Level 3

(1) *The line item description has been updated from deferred compensation asset to contingent consideration asset to align with the nature of the receivable and to clearly distinguish from receivables that are deferred but not contingent.*
(2) *Included in the statement of financial position in current and/or non-current contingent considerations.*
(3) *Included in the statement of financial position in current trade and other payables.*
(4) *Included in the statement of financial position in current and non-current trade, other receivables and other assets.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Reconciliation of the contingent consideration assets

A reconciliation of the contingent consideration assets included in the statement of financial position is set out in the following table:

US dollar millions	2025	2024	2023
Opening balance	48	48	12
Unwinding of the contingent consideration assets	—	4	1
Changes in estimates - fair value adjustments [(1)]	13	3	14
Contingent consideration assets recognised on sale of business	78	—	22
Part repayment of contingent consideration asset - Mponeng	(19)	(6)	—
Translation	2	(1)	(1)
Closing balance [(2)]	122	48	48

(1) *Included in the income statement in foreign exchange and fair value adjustments.*

(2) *Included in the statement of financial position as part of non-current assets $60m (2024: $30m; 2023: $42m) and current assets $62m (2024: $18m; 2023: $6m).*

Contingent consideration asset – Mponeng

As at 31 December 2025, the contingent consideration asset of $23m (2024: $23m) was valued using production plans over the contingent consideration period as received from Harmony. The cash flows were not discounted in 2025 as the contingent consideration asset is considered current and were discounted in 2024 with a discount rate of 8.0%. As at 31 December 2025, no portion of the contingent consideration related to Harmony developing below infrastructure has been included in the contingent consideration asset as this project is at an early stage.

A reasonable possible change in the ounces of gold produced used in the weighted probability calculation would not have a material impact on the fair value of the contingent consideration asset.

Contingent consideration asset – Gramalote

As at 31 December 2025, the contingent consideration asset of $18m (2024: $25m) was valued using a discount rate of 10.6% (2024: 9.4%) and future stage gate payments as per the purchase agreement.

A reasonable possible change in the timing of future stage gate payments used in the weighted probability calculation would not have a material impact on the fair value of the contingent consideration asset.

Contingent consideration asset – Mansala and ABC

As at 31 December 2025, the contingent consideration asset of $23m for Mansala and $14m for ABC was valued using a discount rate of 9.3% for Mansala and 12.8% for ABC and production plans over the contingent consideration period and forecasted gold prices for ABC.

A reasonable possible change in the ounces of gold produced or the gold price used in the calculation would not have a material impact on the fair value of the contingent consideration asset.

Contingent consideration asset – MSG

As at 31 December 2025, the contingent consideration asset of $44m was valued using a discount rate of 8%, production plans over the contingent consideration period and forecasted gold prices.

A reasonable possible change in the ounces of gold produced or the gold price used in the calculation would not have a material impact on the fair value of the contingent consideration asset.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

34 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Accounting policies

Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expensed. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest method. Financial liabilities subsequently measured at amortised cost compromises interest bearing borrowings, bank overdrafts and trade and other payables.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value.

The Group has elected the accounting policy choice to classify finance costs paid in relation to borrowings as financing activities in the statement of cash flows.

Financial assets

A financial asset is classified as measured at:

- Amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest method. The trade receivables from provisional gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Assets at FVTPL include contingent consideration assets. These assets are subsequently measured at fair value. Net gains or losses are recognised in the income statement.

Assets at FVTOCI include listed equity instruments which are subsequently measured at fair value. Net gains or losses are recognised in other comprehensive income and never reclassified to the income statement.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

Group notes to the financial statements *continued*

For the year ended 31 December 2025

35 AUDITORS' REMUNERATION

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers network firms to AngloGold Ashanti.

US dollar millions	2025	2024	2023
Fees to the company's auditor and its associates for the audit of the parent company and consolidated financial statements	9.7	10.8	7.6
Fees payable to the company's auditor and its associates for other services:			
Audit of the accounts of subsidiaries	0.7	0.6	0.5
Audit-related assurance services	2.6	2.6	2.4
Tax compliance services	—	0.2	0.1
Other assurance services	—	—	0.1
Other [1]	0.2	0.2	—
Total	13.2	14.4	10.7

[1] *All other fees include non-audit services such as fees for the US GAAP transition and subscription fees for PwC's digital platform on accounting and business insights.*

Group notes to the financial statements *continued*

For the year ended 31 December 2025

36 RELATED UNDERTAKINGS

In accordance with section 409 of the UK Companies Act 2006, the following is a full list of related undertakings of the Group.

The name of the company, country of incorporation, the percentage of equity owned by the group and the registered office address are included in the following tables. Refer to Group *Note 18* for Principal operating subsidiaries and joint operations.

At 31 December 2025, the subsidiaries, associated undertakings and significant holdings in companies other than subsidiary companies were:

Name of company	% held [(1)]	Registered address
Argentina		
AngloGold Argentina S.A.	100	Av. Leandro N. Alem 882, Piso 13, CABA, City of Buenos Aires, Argentina
AngloGold Argentina Exploraciones S.A.	100	Av. Leandro N. Alem 882, Piso 13, CABA, City of Buenos Aires, Argentina
AngloGold Exploraciones Norte S.A.U.	100	Av. Circunvalacion Oeste, La Cienaga, local road 500mts (Office Park 1 - Oficina 16,Salta, City of Salta, Argentina
Cerro Vanguardia S.A.	92.5	Zapiola 331, Provincia de Santa Cruz, City of Rio Gallegos, Argentina
Australia		
AngloGold Investments Australia Pty Ltd	100	Level 10, 140 St Georges Terrace, Perth, West Australia 6000, Australia
AngloGold Ashanti Australia Limited	100	Level 10, 140 St Georges Terrace, Perth, West Australia 6000, Australia
Centamin Egypt Limited	100	Level 10, 140 St Georges Terrace, Perth, West Australia 6000, Australia
Pharaoh Gold Mines NL (holder of an Egyptian branch)	100	Level 10, 140 St Georges Terrace, Perth, West Australia 6000, Australia
Brazil		
AngloGold Ashanti Córrego do Sítio Mineração S/A	100	Rua Senador Milton Campos, n° 35, 3º e 8º andares e salas 601, 602 e 603 do 6° andar, bairro Vila da Serra, Nova Lima, Minas Gerais, Nova Lima 34.000-050, Brazil
Mineração Morro Velho Ltda	100	Rua Enfermeiro José Caldeira, n° 7, sala 5, bairro Centro, Nova Lima, Minas Gerais, Nova Lima/MG CEP: 34.000, Brazil
Mineração Dórica Ltda [(3)]	100	Rua Senador Milton Campos, nº 35, sala 607, Vila da Serra, Nova Lima/MG - CEP, Nova Lima/MG 34006-050, Brazil
Mineração Ribeirão dos Cristais Ltda	100	Rua Senador Milton Campos, n° 35, sala 606, Vila da Serra, Nova Lima,Minas Gerais, Nova Lima/MG 34006-050, Brazil
British Virgin Islands		
GSM Gold Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110
AngloGold Exploration (Tanzania) Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110
AGA Tanzania Investments Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110
AngloGold Ashanti Guinea Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110
AGA Guinea Exploration Holdings Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AngloGold South America Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
Sao Bento Gold Company Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AngloGold CV 1 Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AngloGold CV 2 Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AngloGold CV 3 Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AngloGold Ashanti Argentina Investments Limited [(3)]	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
AGA Colombia Holdings Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Name of company	% held (1)	Registered address
AngloGold Ashanti International Services Limited	100	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town,Tortola VG1110, British Virgin Islands
Canada		
AngloGold (Canada) Exploration Company	100	600-1741 Lower Water Street,Halifax, Nova Scotia B3J 2X2, Canada
AngloGold Ashanti (Canada) Exploration Limited	100	1900-1040 Georgia St W,,Vancouver, British Columbia V6E 4H3, Canada
AngloGold Ashanti (Canada) Exploration Ltd.	100	199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L1B9, Canada
Augusta Gold (BC) Corp.	100	6363 S. Fiddlers Green Circle, Suite 1000,Greenwood Village, Colorado 80111, United States
Colombia		
AngloGold Ashanti Colombia S.A.S	100	Carrera 43A # 1 Sur-220 Oficina 902, Edificio Porvenir, Medellín, Colombia
Minera de Cobre Quebradona S.A.S. BIC	100	Carrera 43A # 1 Sur-220 Oficina 902, Edificio Porvenir, Medellín, Colombia
Fundacion Para el Desarrollo de Jerico	100	Carrera 5 # 9 - 67 Edificio San Francisco, Jerió, Colombia
Democratic Republic of the Congo		
Bilanga Palm Oil SARL (4)	50	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo
Milona Enterprises SARL (4)	50	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo
Kibali Goldmines SA (4)	45	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo
Egypt		
Centamin Mining Services Egypt LLC	100	AGORA Commercial Complex Building, Unit F-1-05, First Floor, El Nasr Street, New Cairo, Egypt
Centamin Central Mining SAE	100	AGORA Commercial Complex Building, Unit F-1-05, First Floor, El Nasr Street, New Cairo, Egypt
Centamin North Mining SAE	100	AGORA Commercial Complex Building, Unit F-1-05, First Floor, El Nasr Street, New Cairo, Egypt
Centamin South Mining SAE	100	AGORA Commercial Complex Building, Unit F-1-05, First Floor, El Nasr Street, New Cairo, Egypt
Egyptian Pharaoh Investments	50	356 Horeya Road, Sidi Gaber,Alexandria, Arabic Republic of Egypt
Sukari Gold Mines	50	361 Horeya Road, Sidi Gaber,Alexandria, Arabic Republic of Egypt
Ghana		
AngloGold Ashanti (Ghana) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AngloGold Ashanti Obuasi Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AGC Share Scheme Trustee Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AngloGold Ashanti Ghana Malaria Control	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AGA School	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AGA Health Foundation	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AngloGold Ashanti (Iduapriem) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
AngloGold Ashanti Iduapriem Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana
Isle of Man		
AngloGold Ashanti Holdings plc (2)	100	Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB, Isle of Man
AngloGold Ashanti GEC Limited	100	Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB, Isle of Man
Jersey		
Centamin Limited (holder of an Australian branch)	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey
Centamin Group Services Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey
Centamin Holdings Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Name of company	% held (1)	Registered address
Kibali (Jersey) Limited	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
KAS 1 Limited (4)	25	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
Kibali Services Limited (4)	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
DRC Agribusiness (Jersey) Limited (4)	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
Moto (Jersey) 1 Limited (4)	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
Moto (Jersey) 2 Limited (4)	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
Kibali 2 (Jersey) Limited (4)	50	3rd Floor, Unity Chambers, 28 Halkett Street, Channel Islands, St. Helier, JE2 4WJ, Jersey
Republic of Guinea		
Société AngloGold Ashanti de Guinée S.A.	85	Immeuble Ali Hamade, en face de l'Ambassade du Japon à Landréah, Commune de Dixinn, Conakry, Guinea
AGAGEL Mandiana Sau	100	Cité Chemin de Fer, Immeuble Boké 2ème Etage, Quartier de Coronthie, Commune de Kaloum, Conakry BP : 1006, Guinea
AGAGEL Shira Sau	100	Cité Chemin de Fer, Immeuble Boké 2ème Etage, Quartier de Coronthie, Commune de Kaloum, Conakry BP : 1006, Guinea
AGAGEL Niandan Sau	100	Cité Chemin de Fer, Immeuble Boké 2ème Etage, Quartier de Coronthie, Commune de Kaloum, Conakry BP : 1006, Guinea
Republic of Mali		
AngloGold Ashanti Mali SA	100	Hamdallaye ACI-2000 Rue 311 Porte 669 Bamako Mali, Bamako (Mali), Mali
Republic of Malta		
AngloGold Finance Australia Holdings Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta
AngloGold Finance Australia Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta
South Africa		
AngloGold Ashanti (Pty) Ltd (2)	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
Rand Refinery (Pty) Ltd	42.4	Refinery Road, Industries West, Germiston, 1429, South Africa
Gold of Africa Collection NPC	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
iGolide (Proprietary) Limited	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
Free State Consolidated Gold Mines (Operations) (Pty) Ltd	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
AGRe Insurance Company Limited	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
AngloGold Limited Employees Share and Debenture Trust	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
AngloGold Medical Benefit Provident Fund	100	112 Oxford Road, Houghton Estate, Johannesburg 2198, South Africa
Tanzania		
Geita Greenfields Mineral Exploration Limited	100	1st Floor, Mikumi House, Plot 368, Mssani Rd, P.o. Box 75803, United Republic Of Tanzania
Geita Gold Mining Limited	100	1st Floor, Mikumi House, Plot 368, Mssani Rd, P.o. Box 75803, United Republic Of Tanzania
Samax Resources (Tanzania) Limited	100	5th Floor; NSSF Nyerere Tower, Bibi Titi/ Morogoro Road, Dar Es Salaam, United Republic Of Tanzania
Samax (Tanzania) Limited	100	5th Floor; NSSF Nyerere Tower, Bibi Titi/ Morogoro Road, Dar Es Salaam, United Republic Of Tanzania
Uganda		
Border Energy East Africa Pty Ltd (4)	50	701602 Entebbe, Uganda, Central, Wakiso, Entebbe Devision A, Central Ward, Bugonga, Uganda

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Name of company	% held [(1)]	Registered address
United Kingdom		
Cluff Oil Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Cluff Mineral Exploration Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Samax Resources Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Chevaning Mining Company Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
AngloGold Ashanti UK Colombia Holdings Ltd	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
AngloGold Ashanti International Exploration Holdings Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Centamin Group UK Services Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Centamin Egypt Investments 1 Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Centamin Egypt Investments 2 Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Centamin Egypt Investments 3 Limited	100	Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom
Kibali (UK) Limited	50	1st Floor, 2 Savoy Court, Strand, London, United Kingdom WC2R 0EZ, United Kingdom
United States of America		
AngloGold Ashanti USA Incorporated	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Ashanti North America Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold (U.S.A.) Trading Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Mineral Ventures Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Jerritt Canyon Joint Venture	70	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Ashanti (Nevada) Corp.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Rocky Mountain Gold Innovations Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Rocky Mountain Minerals Corp.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Ashanti (U.S.A.) Exploration Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold (Canada) Exploration Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Ashanti (U.S.A.) Holdings Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Corvus Gold (USA) Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Raven Gold Alaska Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Corvus Gold Nevada Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
SoN Land & Water LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Mother Lode Mining Company LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Augusta Gold Corp.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Bullfrog Mines LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States

Group notes to the financial statements *continued*

For the year ended 31 December 2025

Name of company	% held [1]	Registered address
CR Reward LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
CR Reward Water Holdings LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
Standard Gold Corp.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States
AngloGold Ashanti Sterling Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, Colorado 80111, United States

(1) *All entities are indirectly held by AngloGold Ashanti plc unless otherwise indicated*

(2) *Direct holding*

(3) *Percentage holding via nominee holding*

(4) *Effective holding*

37 SUBSEQUENT EVENTS

Dividend declaration

On 20 February 2026, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the three months ended 31 December 2025 of 173 US cents per ordinary share.

Geopolitical developments

Subsequent to the reporting date, geopolitical tensions in the Middle East escalated following military conflict involving Iran and Israel. Management has assessed this event and concluded that it represents a non-adjusting subsequent event as the escalation occurred after the reporting date and does not provide evidence of conditions that existed at that date.

The Group has no direct operations in the affected region; however, the conflict has contributed to increased volatility in global financial markets and commodity prices, including the price of gold. In addition, the Group continues to monitor potential indirect impacts on operating costs, including diesel and other energy inputs, which represent a significant component of mining and processing costs.

At the date of authorisation of these financial statements, management has not identified any direct operational disruptions or financial impacts requiring adjustment to the amounts recognised in the consolidated financial statements. The Group will continue to monitor developments and assess any potential implications for commodity prices, operating costs and global economic conditions.

Company statement of financial position

As at 31 December 2025

US dollar millions	Note	2025	2024
Non current assets			
Right of use assets		2	—
Investment in subsidiaries	6	10,046	10,023
Current assets			
Dividend receivable from subsidiary		—	50
Cash at bank and in hand		51	26
Total assets		10,099	10,099
Capital and reserves			
Share capital	8	554	526
Merger reserve	9	2,565	2,565
Other reserves		16	4
Retained earnings		6,954	6,951
Total equity		10,089	10,046
Non current liabilities			
Lease liabilities		2	—
Current liabilities			
Trade and other payables	7	1	47
Current tax liabilities		7	6
Total equity and liabilities		10,099	10,099

The profit for the year ended 31 December 2025 is $1,286m (2024: $374m).

The *notes* on pages 232–235 are an integral part of these financial statements.

The company financial statements of AngloGold Ashanti plc (registration number: 14654651) on *pages 230–235* were authorised for issue by the Board of Directors and were signed on its behalf by Gillian Doran on 16 March 2026.

Gillian Doran
Chief Financial Officer

Company statement of changes in equity

For the year ended 31 December 2025

US dollar millions	Note	Share capital and premium	Merger reserve	Other reserves	Retained earnings	Total equity
Balance as at 31 December 2023		420	569	—	6,749	7,738
Employee share scheme issues	8	24	—	(24)	—	—
Shares issued in Centamin acquisition	8	82	—	—	—	82
Creation of the merger reserve on Centamin acquisition	9	—	1,996	—	—	1,996
Dividends paid		—	—	—	(172)	(172)
Equity-settled share based payments		—	—	28	—	28
Total transactions with owners, recognised directly in equity		106	1,996	4	(172)	1,934
Total profit and comprehensive income for the period		—	—	—	374	374
Balance as at 31 December 2024		526	2,565	4	6,951	10,046
Employee share scheme issues	8	28	—	(28)	—	—
Dividends paid		—	—	—	(1,283)	(1,283)
Equity-settled share based payments		—	—	40	—	40
Total transactions with owners, recognised directly in equity		28	—	12	(1,283)	(1,243)
Total profit and comprehensive income for the year		—	—	—	1,286	1,286
Balance as at 31 December 2025		554	2,565	16	6,954	10,089

The *notes* on pages 232–235 are an integral part of these financial statements.

Company notes to the financial statements

For the year ended 31 December 2025

1. General information

AngloGold Ashanti plc is a public company incorporated under the laws of England and Wales. The address of the Company's registered office is 3rd Floor, Hobhouse Court, Suffolk Street, London, United Kingdom, SW1Y 4HH. The principal activity of the Company is to hold the interest in the group's principal subsidiaries and joint operations (including direct and indirect holdings).

2. Statement of compliance

The financial statements of AngloGold Ashanti plc have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, 'The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland' ('FRS 102') and the Companies Act 2006.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all of the years presented.

Basis of preparation

These financial statements are prepared on a going concern basis, under the historical cost convention. The presentation and functional currency is US Dollars, being the currency of the primary economic environment in which the Company operates. AngloGold Ashanti plc, as a parent company of the Group, has taken exemption from disclosure of its individual income statement and statement of comprehensive income under section 408 of the Companies Act 2006.

The preparation of financial statements in conformity with FRS 102 requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4. The financial statements are rounded to the nearest million, unless otherwise indicated.

Going concern basis

Having assessed the financial position and future plans of the Company (including the ability of subsidiary entities to stream dividends to the Company), the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The directors have reviewed the financial projections of the Company. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due during the 12 months immediately following the date when the financial statements are authorised for issue.

Exemptions for qualifying entities under FRS 102

The Company has taken advantage of the following disclosure exemptions under FRS 102 as these have been included in the Group consolidated financial statements.

- From the financial instrument disclosures, required under FRS 102 paragraphs, 11.42, 11.44, 11.45, 11.47, 11.48(a)(iii), 11.48(a)(iv), 11.48(b), 11.48(c), 12.26, 12.27, 12.29(a), 12.29(b) and 12.29A, as the information is provided in the consolidated financial statement disclosures;
- From disclosing share-based payment arrangements, required under FRS 102 paragraphs 26.18(b), 26.19 to 26.21 and 26.23, concerning its own equity instruments, as the company financial statements are presented with the consolidated financial statements and the relevant disclosures are included therein;
- From disclosing the company key management personnel compensation, as required by FRS 102 paragraph 33.7; and
- From the requirements of Section 7 Statement of Cash Flows and Section 3 Financial Statement Presentation paragraph 3.17(d).

Disclosure requirements and changes in accounting policies in future periods

The FRC issued "Amendments to FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland and other FRSs – Periodic Review 2024" in March 2024. The amendments focus on updating accounting requirements to reflect changes in IFRS Accounting Standards, particularly with respect to revenue and leases, and making other incremental improvements and clarifications. The amendments are effective for accounting periods beginning on or after 1 January 2026, with early application permitted. These amendments will not have a material impact on Company's results and have not been early adopted.

Income from shares in group undertakings

Dividend income is recognised when the right to receive payment is established.

Company notes to the financial statements *continued*

For the year ended 31 December 2025

3. Summary of significant accounting policies *continued*

Investment in subsidiaries

Investment in subsidiaries are held at cost less impairment. At each reporting date the investment in subsidiaries are assessed to determine whether there is an indication of impairment. Where indicators of impairment are identified a formal impairment test is carried out. If the investment in subsidiary is impaired, the impairment loss is the difference between the carrying amount and the recoverable amount. The impairment loss is recognised in profit or loss.

Cash at bank and in hand

Cash at bank and in hand comprise current balances with banks and similar institutions and highly liquid investments with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Contingent liabilities

Contingent liabilities are not recognised. Contingent liabilities arise as a result of past events when (i) it is not probable that there will be an outflow of resources or that the amount cannot be reliably measured at the reporting date or (ii) when the existence will be confirmed by the occurrence or non-occurrence of uncertain future events not wholly within the company's control. Contingent liabilities are disclosed in the financial statements unless the probability of an outflow of resources is remote.

Share capital

Ordinary and preference shares are classified as equity. Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. Share capital denominated in a currency other than the functional currency is not revalued.

Foreign currency translation

Foreign currency transactions are translated into the functional currency using the spot exchange rates at the date of the transaction.

At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Related party transactions

The Company does not disclose transactions with members of the same group that are wholly owned.

4. Significant accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects both current and future periods.

In the opinion of the Directors, there are no accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

There were no significant judgements impacting the financial statements for the year ended 31 December 2025.

Company notes to the financial statements *continued*

For the year ended 31 December 2025

5. Taxation

US dollar millions	2025	2024
Current tax on profits for the year	—	—
Current tax related to Pillar II income tax	1	6
	1	6
Reconciliation of tax expense and the accounting profit multiplied by UK domestic tax rate for 2025 and 2024:		
Profit from continuing operations before income tax	1,287	380
Tax at the UK tax rate of 25% (2024: 25%)	322	95
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Dividend income not subject to tax	(324)	(98)
Miscellaneous	2	3
	—	—
Difference related to Pillar II taxes	1	6
Income tax in the statement of profit or loss	1	6

6. Investment in subsidiaries

US dollar millions	2025	2024
Balance at 1 January	10,023	7,777
Increase in investment in AngloGold Ashanti Holdings plc [1]	—	2,227
Capital contribution relating to share-based payments issued to employees of subsidiary undertakings in the group	40	28
Repayment of capital contribution relating to share-based payments	(17)	(9)
Closing balance at 31 December	10,046	10,023

(1) *On 22 November 2024, the Company acquired 100% of Centamin plc (Centamin) shares for $2.2bn, which was settled in new shares issued and cash paid. The shares in Centamin were transferred from the Company to AngloGold Ashanti Holdings plc (AGAH), a subsidiary of the Company, in exchange for the issuance of new shares by AGAH, immediately after completion of the transaction.*

The Company has the following direct interests in subsidiary undertakings. For the full list of subsidiaries refer to Group *Note 36*.

Name	Country of Incorporation	Registered Office Address	Principal Activities	% Equity Interest	Investment in Subsidiaries (US dollar millions) 2025	Investment in Subsidiaries (US dollar millions) 2024
AngloGold Ashanti Holdings plc	Isle of Man	Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB	Holding company	100	10,046	10,023
AngloGold Ashanti (Proprietary) Limited (previously AngloGold Ashanti Limited)	South Africa	112 Oxford Road, Houghton Estate, Johannesburg, 2198	Holding and services company	100	—	—

At the reporting date the carrying value of the investment in AGAH was assessed for impairment indicators. There were no indicators that the carrying value of the investment in AGAH had declined significantly, therefore the recoverable amount was not calculated.

Company notes to the financial statements *continued*

For the year ended 31 December 2025

7. Trade and other payables

US dollar millions	2025	2024
Australia landholder duty payable [1]	—	45
Amounts owed to group undertakings [2]	1	2
	1	47

(1) *The landholder duty was settled in May 2025.*

(2) *Amounts owed to group undertakings are settled within 60 days and is not interest bearing.*

8. Share capital and premium

Consists of share capital of $505m (2024: $503.5m) and share premium of $49m (2024: $22.5m) as disclosed as part of *Note 24* in the notes to the Group financial statements.

9. Merger reserve

The merger reserve was created under section 612 of the Companies Act of 2006 when the Company allotted shares to secure 100% of the equity holding of AGAH. The difference between the fair value of AGA plc at the acquisition date and the aggregate nominal value of shares issued, was recorded as a merger reserve. The increase in the prior year related to the difference between the total purchase consideration of the Centamin acquisition, the portion of the purchase price settled in cash and the aggregate nominal value of shares issued.

10. Contingent liabilities

The Company has fully and unconditionally guaranteed all payments and other obligations of AGAH of $1,750m (2024: $1,750m) regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the issued $750m 3.375% rated bonds due 1 November 2028.

11. Ultimate controlling party

There is no ultimate controlling party of the Company.

12. Subsequent events

Disclosed as part of *Note 37* in the notes to the Group financial statements.

Other Information

Alternative performance measures

From time to time, AngloGold Ashanti may publicly disclose certain "non-GAAP financial measures" or "alternative performance measures" (APM) in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

In this document, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "sustaining capital expenditure" and "non-sustaining capital expenditure", which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, AngloGold Ashanti also presents the financial items "adjusted EBITDA", "adjusted net debt (cash)" "operating cash flow" and "free cash flow" which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group's performance. The Group uses certain APMs and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. APMs should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

The term "managed operations" refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term "non-managed joint ventures" refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

All-in sustaining costs

During 2018, the WGC, an industry body, published a revised Guidance Note on the "all-in sustaining costs" metric, which gold mining companies can use to supplement their overall APM disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop this APM which is intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

All-in sustaining costs" is an APM which is an extension of the existing "total cash costs" metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. "All-in sustaining costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. "All-in sustaining costs per ounce - non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.

Total cash costs

"Total cash costs" is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is an APM. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

"Total cash costs" is an APM and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. "Total cash costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. "Total cash costs per ounce – non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.

Average gold price received per ounce

"Average gold price received per ounce" is an APM which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. "Average gold price received per ounce - managed operations" is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. "Average gold price received per ounce – non-managed joint ventures" is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

Sustaining capital expenditure

"Sustaining capital expenditure" is an APM comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Non-sustaining expenditure

"Non-sustaining capital expenditure" is an APM comprising capital expenditure incurred at new operations and capital expenditure related to 'major projects' at existing operations where these projects will materially increase production.

Alternative performance measures *continued*

While the Gold Institute provided definitions for the calculation of "total cash costs" and the WGC published a revised Guidance Note on "all-in sustaining costs" metrics during 2018, the calculation of "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that "total cash costs", and "all-in sustaining costs" in total by mine and per ounce by mine as well as "average gold price received per ounce", "sustaining capital expenditure" and "non-sustaining capital expenditure" are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on a total basis.

The key metrics are based on the total ounces, gold income, "total cash costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" from each operation and as a consequence includes AngloGold Ashanti's share of the "total cash costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" of its non-managed joint ventures that are accounted for under the equity method.

In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC's Guidance Note on "all-in sustaining costs" metrics.

Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including "total cash costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti's use of "total cash costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the APMs on a basis consistent with its internal and external segmental reporting.

Adjusted EBITDA

"Adjusted EBITDA" is an APM and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA. The adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.

"Adjusted EBITDA margin" is calculated as the percentage of adjusted EBITDA divided by revenue from product sales.

Adjusted net debt (cash)

"Adjusted net debt (cash)" is an APM and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The adjusted net debt (cash) calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Operating cash flow and free cash flow

"Free cash flow" is an APM. AngloGold Ashanti has revised its definition of "free cash flow" in order to align it with industry practice. "Free cash flow" as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions to non-controlling interests. "Free cash flow" for the year ended 31 December 2024 and 2023 has been adjusted to reflect this change in reporting.

Reconciliations

A reconciliation of cost of sales as included herein to "all-in sustaining costs", "all-in sustaining costs per ounce", "total cash costs" and "total cash costs per ounce" for each of the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in *Note A* below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of gold income as included herein to "average gold price received per ounce" for each of the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in *Note B* below.

A reconciliation of capital expenditure as included herein to "sustaining capital expenditure" and "non-sustaining capital expenditure" for each of the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in *Note C* below.

A reconciliation of profit (loss) before taxation as included herein to "adjusted EBITDA" for each of the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note D* below.

A reconciliation of total borrowings as included herein to "adjusted net debt (cash)" as at 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note E* below.

A reconciliation of net cash flow from operating activities as included herein to "free cash flow" for each of the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note F* below.

Note A | All-in sustaining costs 2025

FOR THE YEAR ENDED 31 DECEMBER 2025

in US dollar million, except as otherwise noted	Corporate and other [3]	Africa									Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
Amortisation of tangible, intangible and right of use assets	(4)	(107)	(107)	(113)	(87)	(64)	(256)	(379)	—	(899)	(67)	(113)	(1)	(181)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	(1)	—	(1)	—	—	(2)	1	—	—	1
Corporate administration, marketing and related expenses	135	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	5	21	3	—	35	15	21	1	37
Sustaining exploration and study costs	—	—	—	4	1	10	9	—	—	24	2	—	—	2
Total sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
All-in sustaining costs [5]	139	393	393	421	544	627	760	554	—	2,906	478	467	40	985
Gold sold - oz (000)	—	298	298	201	269	289	499	507	—	1,765	230	309	—	539
All-in sustaining costs per ounce - $/oz [1]	—	1,317	1,317	2,096	2,026	2,165	1,525	1,094	—	1,647	2,078	1,508	—	1,825

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs (per ounce)" and "total cash costs (per ounce)" may not be calculated based on amounts presented in this table due to rounding.

[2] Refer to Segmental reporting.

[3] Corporate includes non-gold producing managed operations.

[4] Total including equity-accounted non-managed joint ventures.

[5] "Total cash costs" and "all-in sustaining costs" may not be calculated based on amounts presented in this table due to rounding.

[6] Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2025 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2025

in US dollar million, except as otherwise noted	Americas					Projects	Group			Adjusted to exclude the Sukari operation (6)	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)	Managed operations	Group total (4)
Cost of sales per segmental information (2)	441	391	139	2	973	—	432	5,022	5,454	4,233	4,665
By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(165)	(159)	(161)
Amortisation of tangible, intangible and right of use assets	(68)	(105)	(30)	—	(203)	—	(107)	(1,287)	(1,394)	(908)	(1,015)
Adjusted for decommissioning and inventory amortisation	(3)	(1)	—	—	(4)	—	—	(5)	(5)	(5)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	138	138	138	138
Lease payment sustaining	—	23	8	—	31	2	(1)	106	105	103	102
Sustaining exploration and study costs	6	1	—	—	7	1	—	34	34	34	34
Total sustaining capital expenditure	64	119	37	—	220	3	71	1,070	1,141	925	996
All-in sustaining costs (5)	309	410	154	3	876	8	393	4,914	5,307	4,360	4,753
Gold sold - oz (000)	178	272	53	—	503	—	298	2,807	3,105	2,300	2,598
All-in sustaining costs per ounce - $/oz (1)	1,726	1,506	2,951	—	1,741	—	1,317	1,751	1,709	1,895	1,829

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2025

FOR THE YEAR ENDED 31 DECEMBER 2025

		Africa									Australia			
in US Dollar million, except as otherwise noted	Corporate and other [3]	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
- By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
- Inventory change	—	8	8	(3)	(4)	—	3	(12)	—	(16)	3	(5)	—	(2)
- Amortisation of tangible assets	(3)	(106)	(106)	(107)	(87)	(59)	(234)	(377)	—	(864)	(52)	(89)	—	(141)
- Amortisation of right of use assets	—	(1)	(1)	(6)	—	(5)	(22)	(2)	—	(35)	(15)	(24)	(1)	(40)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	17	17	(13)	(13)	(11)	(6)	(3)	—	(46)	4	—	(1)	3
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs [5]	2	348	348	295	353	516	510	391	(1)	2,064	379	406	37	822
Gold produced - oz (000)	—	303	303	199	266	289	492	500	—	1,746	232	305	—	537
Total cash costs per ounce - $/oz [1]	—	1,148	1,148	1,482	1,325	1,783	1,038	783	—	1,182	1,634	1,330	—	1,530

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2025 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2025

in US dollar million, except as otherwise noted	Americas					Projects	Group			Adjusted to exclude the Sukari operation [6]	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total [4]	Managed operations	Group total [4]
Cost of sales per segmental information [2]	441	391	139	2	973	—	432	5,022	5,454	4,233	4,665
- By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(165)	(159)	(161)
- Inventory change	(4)	—	1	—	(3)	—	8	(21)	(13)	(9)	(1)
- Amortisation of tangible assets	(68)	(86)	(24)	—	(178)	—	(106)	(1,186)	(1,292)	(809)	(915)
- Amortisation of right of use assets	—	(19)	(6)	—	(25)	—	(1)	(100)	(101)	(98)	(99)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	(1)	(1)
- Rehabilitation and other non-cash costs	(18)	—	5	—	(13)	—	17	(56)	(39)	(53)	(36)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)	(3)	(3)
Total cash costs [5]	220	266	115	2	603	—	348	3,491	3,839	3,100	3,448
Gold produced - oz (000)	179	273	53	—	505	—	303	2,788	3,091	2,288	2,591
Total cash costs per ounce - $/oz [1]	1,227	976	2,165	—	1,195	—	1,148	1,252	1,242	1,355	1,330

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2024

FOR THE YEAR ENDED 31 DECEMBER 2024

in US dollar million, except as otherwise noted	Corporate and other [3]	Africa									Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Amortisation of tangible, intangible and right of use assets	(4)	(92)	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs [5]	112	354	354	385	430	569	680	83	—	2,147	434	411	36	881
Gold sold - oz (000)	—	309	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz [1]	—	1,146	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs (per ounce)" and "total cash costs (per ounce)" may not be calculated based on amounts presented in this table due to rounding.

[2] Refer to Segmental reporting.

[3] Corporate includes non-gold producing managed operations.

[4] Total including equity-accounted non-managed joint ventures.

[5] "Total cash costs" and "all-in sustaining costs" may not be calculated based on amounts presented in this table due to rounding.

[6] Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2024 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2024

in US dollar million, except as otherwise noted	Americas					Projects	Group			Adjusted to exclude the Sukari operation [6]	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total [4]	Managed operations	Group total [4]
Cost of sales per segmental information [2]	368	352	136	2	858	—	380	3,726	4,106	3,643	4,023
By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)	(120)	(122)
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	(92)	(752)	(844)	(732)	(824)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	—	5	5	5	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	118	118	118	118
Lease payment sustaining	—	27	10	—	37	1	(1)	99	98	99	98
Sustaining exploration and study costs	6	2	—	—	8	1	—	24	24	24	24
Total sustaining capital expenditure	71	98	40	—	209	5	68	864	932	844	912
All-in sustaining costs [5]	284	365	162	2	813	10	354	3,963	4,317	3,880	4,234
Gold sold - oz (000)	183	274	80	—	537	—	309	2,370	2,679	2,326	2,635
All-in sustaining costs per ounce - $/oz [1]	1,544	1,334	2,039	—	1,514	—	1,146	1,672	1,611	1,668	1,607

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2024

	FOR THE YEAR ENDED 31 DECEMBER 2024													
		Africa									Australia			
in US dollar million, except as otherwise noted	**Corporate and other** (3)	Kibali	**Non-managed joint ventures**	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	**Managed operations**	Sunrise Dam	Tropicana	Australia other	**Australia**
Cost of sales per segmental information (2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(5)	289	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz (1)	—	**935**	**935**	**1,118**	**1,214**	**1,703**	**984**	**1,165**	—	**1,212**	**1,343**	**1,132**	—	**1,287**

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2024 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2024	Americas					Projects	Group			Adjusted to exclude the Sukari operation (6)	
in US dollar million, except as otherwise noted	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)	Managed operations	Group total (4)
Cost of sales per segmental information (2)	368	352	136	2	858	—	380	3,726	4,106	3,643	4,023
- By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)	(120)	(122)
- Inventory change	1	(2)	—	—	(1)	—	2	(18)	(16)	(1)	1
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	(91)	(666)	(757)	(647)	(738)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	(1)	(86)	(87)	(86)	(87)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	1	(43)	(42)	(43)	(42)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)	(3)	(3)
Total cash costs (5)	189	237	113	2	541	—	289	2,790	3,079	2,744	3,033
Gold produced - oz (000)	175	271	80	—	526	—	309	2,352	2,661	2,312	2,621
Total cash costs per ounce - $/oz (1)	1,073	876	1,411	—	1,027	—	935	1,187	1,157	1,187	1,157

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2023

	FOR THE YEAR ENDED 31 DECEMBER 2023												
		Africa								Australia			
in US dollar million, except as otherwise noted	Corporate and other [3]	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	4	372	372	387	313	473	566	—	1,739	399	438	30	867
By-product revenue	—	(2)	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(5)	(99)	(99)	(129)	(61)	(39)	(91)	—	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	—	1	1	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	92	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	2	2	3	—	—	26	—	29	16	11	1	28
Sustaining exploration and study costs	—	—	—	—	2	6	12	(1)	19	2	1	—	3
Total sustaining capital expenditure	1	52	52	96	148	74	162	—	480	47	50	1	98
All-in sustaining costs [5]	101	326	326	357	401	514	672	(1)	1,943	404	393	31	828
Gold sold - oz (000)	—	343	343	268	226	260	479	—	1,233	256	301	—	557
All-in sustaining costs per ounce - $/oz [1]	—	951	951	1,329	1,777	1,976	1,403	—	1,576	1,583	1,304	—	1,487

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs (per ounce)" and "total cash costs (per ounce)" may not be calculated based on amounts presented in this table due to rounding.

[2] Refer to Segmental reporting.

[3] Corporate includes non-gold producing managed operations.

[4] Total including equity-accounted non-managed joint ventures.

[5] "Total cash costs" and "all-in sustaining costs" may not be calculated based on amounts presented in this table due to rounding.

[6] Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2023 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2023

in US dollar million, except as otherwise noted	Americas					Projects	Group			Córrego do Sítio	Adjusted to exclude the Córrego do Sítio operation [6]			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total [4]		AGA Mineração	Americas	Managed operations	Group total [4]
Cost of sales per segmental information [2]	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
Realised other commodity contracts	—	—	—	—	—	—	—	7	7	—	—	—	7	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(757)	(6)	(82)	(164)	(652)	(751)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	(4)	—	(3)	(2)	(5)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	94	—	—	—	94	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	102	7	26	33	93	95
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	32	—	1	8	32	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
All-in sustaining costs [5]	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Gold sold - oz (000)	163	285	86	—	534	—	343	2,324	2,667	43	242	491	2,281	2,624
All-in sustaining costs per ounce - $/oz [1]	1,581	1,807	2,198	—	1,805	—	951	1,657	1,566	2,894	1,615	1,710	1,634	1,544

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2023

FOR THE YEAR ENDED 31 DECEMBER 2023

in US dollar million, except as otherwise noted	Corporate and other (3)	Africa								Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information (2)	4	372	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	—	275	275	253	249	429	477	(1)	1,407	333	343	28	704
Gold produced - oz (000)	—	343	343	268	224	260	485	—	1,237	252	310	—	562
Total cash costs per ounce - $/oz (1)	—	802	802	943	1,114	1,650	984	—	1,138	1,318	1,105	—	1,251

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2023 *continued*

FOR THE YEAR ENDED 31 DECEMBER 2023

in US dollar million, except as otherwise noted	Americas					Projects	Group			Córrego do Sítio	Adjusted to exclude the Córrego do Sítio operation [6]			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total [4]		AGA Mineração	Americas	Managed operations	Group total [4]
Cost of sales per segmental information [2]	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
- By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
- Inventory change	(2)	(2)	—	1	(3)	—	2	12	14	(2)	—	(1)	14	16
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	(98)	(579)	(677)	(3)	(63)	(139)	(576)	(674)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	(1)	(78)	(79)	(3)	(19)	(25)	(75)	(76)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	2	(22)	(20)	(3)	(1)	—	(19)	(17)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	—	(4)	(4)	—	(2)	(4)	(4)	(4)
Total cash costs [5]	172	355	128	1	656	—	275	2,767	3,042	93	262	563	2,674	2,949
Gold produced - oz (000)	164	294	86	—	544	—	343	2,343	2,686	42	252	502	2,301	2,644
Total cash costs per ounce - $/oz [1]	1,045	1,210	1,498	—	1,207	—	802	1,181	1,133	2,217	1,041	1,122	1,162	1,115

Rounding of figures may result in computational discrepancies.

Note B | Average gold price received per ounce

	Year ended Dec 2025			Year ended Dec 2024			Year ended Dec 2023		
US dollar million, except as otherwise noted	**Managed operations**	**Non-managed joint ventures**	**Group (Equity)**	Managed operations	Non-managed joint ventures	Group (Equity)	Managed operations [1]	Non-managed joint ventures	Group [1] (Equity)
Gold income per income statement	9,730	1,038	9,730	5,673	741	5,673	4,396	668	4,396
Associates and joint ventures' share of gold income			1,038			741			668
Gold income	9,730	1,038	10,768	5,673	741	6,414	4,396	668	5,064
Gold sold - oz (000)	2,807	298	3,105	2,370	309	2,679	2,281	343	2,624
Average gold price received per ounce - $/oz	3,466	3,483	3,468	2,393	2,401	2,394	1,927	1,948	1,930

[1] Adjusted to exclude the Corrego do Sitio (CdS) operation which was placed on care and maintenance in August 2023.

Rounding of figures may result in computational discrepancies.

Note C | Capital expenditure

FOR THE YEAR ENDED 31 DECEMBER 2025

in US dollar million, except as otherwise noted	Corporate and other	Africa									Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
Non-sustaining capital expenditure	—	80	80	72	35	17	20	117	—	261	—	63	—	63
Capital expenditure	2	151	151	173	209	102	238	262	—	984	87	98	—	185

in US dollar million, except as otherwise noted	Americas					Projects	Group			Adjusted to exclude Sukari	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)	Managed operations (2)	Group total (1)(2)
Sustaining capital expenditure	64	119	37	—	220	3	71	1,070	1,141	925	996
Non-sustaining capital expenditure	—	16	—	—	16	39	80	379	459	262	342
Capital expenditure	64	135	37	—	236	42	151	1,449	1,600	1,187	1,338

FOR THE YEAR ENDED 31 DECEMBER 2024

in US dollar million, except as otherwise noted	Corporate and other	Africa									Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	57	61	57	9	15	—	—	142	—	51	—	51
Capital expenditure	1	125	125	169	202	102	196	20	—	689	65	88	—	153

in US dollar million, except as otherwise noted	Americas					Projects	Group			Adjusted to exclude Sukari	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)	Managed operations (2)	Group total (1)(2)
Sustaining capital expenditure	71	98	40	—	209	5	68	864	932	844	912
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	283	226	283
Capital expenditure	71	98	40	—	209	38	125	1,090	1,215	1,070	1,195

(1) *Total including equity-accounted non-managed joint ventures.*
(2) *Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.*

Rounding of figures may result in computational discrepancies.

Note C | Capital expenditure *continued*

FOR THE YEAR ENDED 31 DECEMBER 2023

in US dollar million, except as otherwise noted	Corporate and other	Africa								Australia			
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Sustaining capital expenditure	1	52	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure	—	33	33	46	66	4	29	—	145	—	37	—	37
Capital expenditure	1	85	85	142	214	78	191	—	625	47	87	1	135

in US dollar million, except as otherwise noted	Americas					Projects	Group			Córrego do Sítio	Adjusted to exclude the Córrego do Sitio operation			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total [1]		AGA Mineração [2]	Americas [2]	Managed operations [2]	Group total [1][2]
Sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
Non-sustaining capital expenditure	—	2	—	—	2	16	33	200	233	2	—	—	198	231
Capital expenditure	75	124	55	—	254	27	85	1,042	1,127	21	103	233	1,021	1,106

(1) *Total including equity-accounted non-managed joint ventures.*

(2) *Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.*

Rounding of figures may result in computational discrepancies.

Note D | Adjusted EBITDA

US Dollar million, except as otherwise noted	Year ended Dec 2025	Year ended Dec 2024	Year ended Dec 2023
Adjusted EBITDA [(1)]			
Profit before taxation	4,276	1,672	63
Add back:			
Finance costs and unwinding of obligations	220	167	157
Finance income	(152)	(160)	(127)
Amortisation of tangible, right of use and intangible assets	1,287	752	658
Other amortisation	8	(3)	3
Associates and joint ventures share of amortisation, interest, taxation and other	452	307	202
EBITDA	6,091	2,735	956
Adjustments:			
Foreign exchange and fair value adjustments	41	1	170
Care and maintenance costs	27	51	52
Retrenchment and related costs	47	17	19
Impairment (reversal of impairment), derecognition of assets and (profit) loss on disposal	88	(58)	221
Joint ventures share of costs	—	1	2
Adjusted EBITDA	6,294	2,747	1,420

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

Note E | Adjusted net debt (cash)[1]

US dollar million, except as otherwise noted	As at Dec 2025	As at Dec 2024	As at Dec 2023
Borrowings - non-current portion	2,025	1,901	2,032
Borrowings - current portion	19	83	207
Lease liabilities - non-current portion	155	65	98
Lease liabilities - current portion	59	76	73
Total borrowings	2,258	2,125	2,410
Less cash and cash equivalents, net of bank overdraft	(2,882)	(1,397)	(955)
Net debt (cash)	(624)	728	1,455
Adjustments:			
IFRS16 lease adjustments	(204)	(126)	(149)
Unamortised portion of borrowing costs	16	26	30
Cash restricted for use	(67)	(61)	(68)
Adjusted net debt (cash)	(879)	567	1,268
Adjusted net debt (cash) to Adjusted EBITDA ratio	(0.14):1	0.21 :1	0.89:1
Total borrowings to profit before taxation	0.53:1	1.27 :1	38.25:1

[1] Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

Note F | Free cash flow

US dollar million, except as otherwise noted	Year ended Dec 2025	Year ended Dec 2024	Year ended Dec 2023
Net cash inflow from operating activities (1)	4,784	1,968	971
Repayment of loans advanced to joint ventures	161	149	—
Distributions to non-controlling interests	(588)	(71)	(16)
Operating cash flow	4,357	2,046	955
Capital expenditure on tangible and intangible assets	(1,449)	(1,090)	(1,042)
Free cash flow	2,908	956	(87)

(1) Includes working capital movements as per table below.

(Increase) in inventories	(57)	(78)	(58)
(Increase) in trade receivables and other assets	(219)	(182)	(117)
Increase in trade and other payables	102	6	82
Movement in working capital	(174)	(254)	(93)

Rounding of figures may result in computational discrepancies.

Exchange rates

	Dec 2025	Dec 2024	Dec 2023
ZAR/USD			
Average for the year	17.86	18.32	18.45
Closing	16.56	18.85	18.28
AUD/USD			
Average for the year	1.55	1.52	1.51
Closing	1.50	1.62	1.47
BRL/USD			
Average for the year	5.59	5.39	5.00
Closing	5.50	6.19	4.84
ARS/USD			
Average for the year	1,246.73	916.78	293.67
Closing	1,459.42	1,032.50	808.48
EGP/USD			
Average for the year	49.19	45.36	
Closing	47.65	50.89	

Glossary of terms and abbreviations

Financial terms	
2028 notes	The $750 million aggregate principal amount of 3.375 percent notes due 2028 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2030 notes	The $700 million aggregate principal amount of 3.750 percent notes due 2030 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2040 notes	The $300 million aggregate principal amount of 6.50 percent notes due 2040 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
Adjusted EBITDA	“Adjusted EBITDA” is an Alternative Performance Measure (APM)– see definition below – which, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted net debt (cash)	“Adjusted net debt (cash)” is an APM and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The adjusted net debt (cash) calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
All-in sustaining costs (AISC)	“All-in sustaining costs” is an APM which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Alternative Performance Measures (APM)	These measures are the equivalent of the Non-GAAP financial measures and include, without limitation, “total cash costs ”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, "sustaining capital expenditure", "non-sustaining capital expenditure", “adjusted EBITDA”, “adjusted net debt (cash)” and “free cash flow”. In this report, these APMs are indicated by the icon APM.
Attributable	The Group’s share of gold ounces, gold income, capital expenditure and other items, based on its ownership interest.
Average gold price received per ounce ($/oz)	“Average gold price received per ounce” is an APM which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing consolidated gold income (price received) by consolidated ounces of gold sold.
Average number of employees	The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a Group company or subsidiary. Employee numbers of joint ventures represent the Group’s attributable share.
Capital or total capital (expenditure)	Total capital expenditure on tangible assets.
EBITDA	Earnings before interest, taxation, depreciation and amortisation.
Effective tax rate	Current and deferred taxation charge for the year as a percentage of profit before taxation.
Free cash flow	“Free cash flow” is an APM, which as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests.
Managed operations	The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting. Managed operations are reported on a consolidated basis.
GAAP	Generally Accepted Accounting Principles, the accounting standard adopted by the SEC

Glossary of terms and abbreviations *continued*

Financial terms

Market spot gold price	The price of gold traded at any given moment on the Over-The-Counter (OTC) wholesale market of which the transaction will be settled in two business days' time.
Non-managed joint ventures	The term "non-managed joint ventures" refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti. Non-managed joint ventures are reported on an attributable basis.
Non-sustaining capital (expenditure)	"Non-sustaining capital (expenditure)" is an APM comprising capital expenditure incurred at new operations and capital expenditure related to 'major projects' at existing operations where these projects will materially increase production.
Ounces of gold produced	The consolidated number of gold ounces produced by managed and joint operations. The attributable number of gold ounces produced by non-managed joint ventures.
Ounces of gold sold	The consolidated number of gold ounces sold by managed and joint operations. The attributable number of gold ounces sold by non-managed joint ventures.
Rated bonds	The 2028 notes, the 2030 notes and the 2040 notes.
Region	Defines the regional operational management divisions within AngloGold Ashanti, namely Africa (operations in DRC, Egypt, Ghana, Guinea and Tanzania), Australia and the Americas (operations in Argentina and Brazil, and projects in Colombia and the United States).
Related party	Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or if such parties are under common control
Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Sustaining capital (expenditure)	"Sustaining capital (expenditure) is an APM comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Total cash costs	"Total cash costs" is an APM and, as calculated and reported by AngloGold Ashanti, includes costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. "Total cash costs per ounce – managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. "Total cash costs per ounce – non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Weighted average number of ordinary shares	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
E£, EGP or Egytian pound	Egyptian pound
€, EUR or Euro	European euro
Gh¢, GHS, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand

Glossary of terms and abbreviations *continued*

Mining and other terms	
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Bogging	Removing broken rock, ore or waste material with a bogging machine which is an underground loader. Also known as load haul dump machines.
Carbon-in-leach (CIL)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Contained gold or contained copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing "prospects of economic extraction," the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio
Decharacterisation	The decharacterisation of a TSF refers to its conversion from a "dam" to a waste pile through engineering design and rehabilitation. This process goes beyond decommissioning and means physically modifying the TSF so that it no longer retains tailings or water permanently, reducing the risk of failure. Actions may include water management, the total or partial removal of the dam, the reintegration of the area into the environment or its conversion into a stable geotechnical structure.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Development stage property	A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diamond drilling (DD)	A form of core drilling that uses a rotary drill with a diamond drill bit attached in order to create precisely measured drill holes.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable	Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
Exploration results	Exploration results are data and information generated by mineral exploration programmes (that is programmes consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
Exploration stage property	An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target	An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

Glossary of terms and abbreviations *continued*

Mining and other terms	
Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
Gold produced or gold production	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold- and silver-bearing material, a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Initial assessment (also known as a concept study, scoping study, conceptual study and preliminary economic assessment)	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.
JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
Life-of-mine (LOM)	Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Metallurgical plant/gold plant/ plant	A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Metallurgical recovery factor (MetRF)	A measure of the efficiency in extracting gold, silver or copper from the ore.
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.
Mineralisation	The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.

Glossary of terms and abbreviations *continued*

Mining and other terms	
Mineral Reserve	A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) according to tonnage, mean grade(s) and contained metal inclusive of mining dilution and mining ore-losses and excludes losses during metallurgical treatment.
Mineral Resource	A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
Modifying factors	Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Open pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy)	Used in imperial statistics for the standard measurement of of mass. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Preliminary feasibility study (pre-feasibility study or PFS)	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The degree of assurance, although lower than that for Proven Mineral Reserve, is high enough to assume continuity between points of observation.
Production stage property	A production stage property is a property with material extraction of Mineral Reserve.
Productivity	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

Glossary of terms and abbreviations *continued*

Mining and other terms	
Qualified Person	A Qualified Person is an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Recovered grade	The recovered mineral content per unit of ore treated.
Refining	The final purification process of a metal or mineral.
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Rehabilitation	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Reverse circulation (RC) drilling	A form of percussion drilling that uses compressed air to to flush material cuttings out of the drill hole.
Shaft	A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Stope	An underground excavation where ore is extracted.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sub-level open stoping (SLOS)	This mining method is a variation of open stoping that involves dividing the orebody into horizontal slices or sub-levels. Each sub-level is mined progressively, starting from the bottom, with drilled holes for blasting and ore removal. The method allows for selective ore mining and can be adapted to varying vein widths.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility (TSF)	Facility/facilities designed to store discarded tailings.
Tonnage	Quantity of material measured in tonnes.
Tonne	Used in metric statistics. Equal to 1,000 kilograms.
Tonnes treated	This is the volume of gold-bearing ore processed and treated at our on-site gold plants to extract the gold, and silver. Tonnes treated are often used to calculate efficiency or intensity of use data such as GHG emissions and water used per tonne treated.
Total employee costed	Refer to definition of 'Productivity'
Total recordable injury frequency rate (TRIFR)	The total number of recordable injuries and fatalities that occurs per million hours worked. This rate applies to all employees and includes contractors at the Company's managed operations, unless otherwise stated.
Tram/tramming	Tramming is the transport of ore, waste rock or materials to a dumping point (such as a chute, shaft, or crusher). Tramming is typically used in undergroound mining.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Underhand drift and fill (UHDF)	A mining method which follows the local variations of the orebody and is considered to provide greater control on excavation and stability, with reduced dilution and increased mining recovery outcomes.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield	The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.

Glossary of terms and abbreviations *continued*

Abbreviations

°	Degree
%	Percent
%Cu	Percentage contained copper
$	United States dollar
$/oz	United States dollar per ounce
$/lb	United States dollar per pound
A2X	A2X Markets
ABC	The Archean-Birimian Contact (ABC) project
Ag	Silver
AGA	AngloGold Ashanti plc
AGAH	AngloGold Ashanti Holdings plc
AGM	Annual General Meeting
Agnico-Eagle	Agnico-Eagle Mines Limited
AI	Artificial Intelligence
AISC	All-in sustaining costs
ANLA	Colombian National Environmental Licensing Authority
APM	Alternative performance measures
ASM	Artisanal and small-scale mining
Au	Gold
Augusta Gold	Augusta Gold Corp., which was acquired by AngloGold Ashanti plc in October 2025
Aura	Aura Mineral Inc., which purchased Serra Grande effective 1 December 2025
B2Gold	B2Gold Corp.
Barrick	Barrick Mining Corporation
BBSY	Bank Bill Swap Bid Rate
BEV(s)	Battery electric vehicle(s)
bn	Billion
Board	AngloGold Ashanti's Board of Directors
BSc	Bachelor of Science
BSc Eng	Bachelor of Science in Engineering
BSc Hons	Bachelor of Science Honours
CdS	Córrego do Sítio
Centamin	Centamin plc, acquired by AngloGold Ashanti plc in November 2024
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGU	Cash Generating Unit
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
CMSI	Consolidated Mining Standard Initiative, a collaboration between The Copper Mark, ICMM, Mining Association of Canada (MAC) and WGC to consolidate their different responsible mining standards into one global standard and multi-stakeholder oversight system
Coeur Sterling	Coeur Sterling, Inc.
Company	Refers to AngloGold Ashanti plc
Corvus Gold	Corvus Gold Inc.
CO_2e	Carbon dioxide equivalent
CPI	Consumer Price Index
CSCAO	Chief Sustainability and Corporate Affairs Officer
Cu	Copper
DD	Diamond drilling
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan

Glossary of terms and abbreviations *continued*

Abbreviations	
EIA	Environmental impact assessment
ERM	Enterprise risk management
ESG	Environmental, social and governance
FAP	Full Asset Potential
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FRC	Financial Reporting Council, an independent regulator in the UK and Ireland
FTSE	Financial Times Stock Exchange index series
G or g	Grams
g/t	Grams per metric tonne
GGM	Geita Gold Mine
GHG	Greenhouse gases
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
Gold Fields	Gold Fields Limited
GRI	Global Reporting Initiative
Group	Refers to AngloGold Ashanti plc
GSE	Ghana Stock Exchange
HME	Heavy mining equipment
IASB	International Accounting Standards Board
IBIS	IBIS ESG Consulting Africa, part of SLR Consulting
ICFR	Internal control over financial reporting framework
ICMM	International Council on Mining and Metals
IFRS	International Financial Reporting Standards as issued by the IASB
IMF	International Monetary Fund
ISSB	International Sustainability Standards Board
IT	Information technology
JSE	Johannesburg Stock Exchange, which is owned by the JSE Limited
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
kg	Kilograms
Kinross	Kinross Gold Corporation
km	Kilometres
km^2	Square kilometres
koz	Thousand ounces
kt	Kilotonnes
LBMA	London Bullion Market Association
LIBOR	London Interbank Offer Rate
LOM	Life-of-mine
M or m	Metre or million, depending on context
MIC	Management Investment Committee
ML	Megalitres
Mlb	Million pounds
Moz	Million ounces
MPhil	Master of Philosophy
MSc	Master of Science
MSR	Minimum shareholding requirement
Mt	Million tonnes
Mtpa	Million tonnes (metric) per annum
MW	Megawatt
NED	Non-executive Director
Newmont	Newmont Corporation
NGO	Non-governmental organisation
Northern Star Resources	Northern Star Resources Limited
NYSE	New York Stock Exchange

Glossary of terms and abbreviations *continued*

Abbreviations	
OTC	Over-The-Counter
oz	Ounce
oz/t	Ounces per tonne
PCAOB	United States Public Company Accounting Oversight Board
PJ	Petajoules, 1PJ is equivalent to 1 million GJ or 277,778MWh
PSP	Performance Share Plan
PSU	Performance Share Units
PwC	PricewaterhouseCoopers Inc. and PricewaterhouseCoopers LLP
PwC SA	PricewaterhouseCoopers Inc.
PwC UK	PricewaterhouseCoopers LLP
RC	Reverse circulation
RSU	Restricted Share Units
SASB	Sustainability Accounting Standards Board
SBB	South Brasilia Belt
SDGs	United Nations' Sustainable Development Goals
SEC	United States Securities and Exchange Commission
SES	Social, ethics and sustainability
SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOX	United States Sarbanes-Oxley Act of 2002, as amended
SW	Southwest
T or t	Tonnes (metric)
Tanesco	Tanzania Electric Supply Company Limited
TCFD	Task Force on Climate-related Financial Disclosures
Tpa or tpa	Tonnes per annum
TEC	Total employee costed
TRA	Tanzanian Revenue Authority
TRIFR	Total recordable injury frequency rate
TSF	Tailings storage facility
TSR	Total shareholder return
UK	United Kingdom
UK Companies Act	UK Companies Act 2006, as amended
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US/U.S./USA/United States	United States of America
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
VWAP	Volume-weighted average price
WGC	World Gold Council
2026 AGM	The annual general meeting for 2026 to be held on 5 May 2026

Forward-looking statements

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures, including, without limitation, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt (cash)", "operating cash flow" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to the Non-GAAP financial measures used in this document can be found either in this document, or in AngloGold Ashanti's Earnings Release for the three months and the year ended 31 December 2025, which is available on AngloGold Ashanti's website, or in its annual report on Form 20-F for the financial year ended 31 December 2025 as filed with the SEC.

Forward-looking statements *continued*

2025 Mineral Resource and Mineral Reserve information

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti's investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which are in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2025 was estimated using a gold price of $2,000/oz (2024: $1,900/oz), a copper price of $3.50/lb (2024: $3.50/lb), a silver price of $23.00/oz (2024: $23.00/oz) and a molybdenum price of $12.00/lb (2024: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2025 was estimated using a gold price of $1,700/oz (2024: $1,600/oz), a copper price of $3.10/lb (2024: $2.90/lb) and a silver price of $19.50/oz (2024: $19.50/oz), unless otherwise stated. The net difference between the Mineral Resource and Mineral Reserve at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025.

Notes:

The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

Corporate directory and contacts

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320

Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran (Chief Financial Officer)

Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands

Company Secretary

Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: *yrchowthee@aga.gold*

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: *amaxey@aga.gold*

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: *www.computershare.com/AngloGoldAshanti*

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: *queries@computershare.co.za*
Website: *www.computershare.com*

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

AngloGoldAshanti